04031347

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 01 2004
WASH. D.C. 155

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 30, 2004, Series 2004-2	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:245203.2] 16159-00368 06/24/04 05:44pm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: May 18, 2004***

Equifirst Mortgage Loan Trust 2004-2

$614,235,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's
I-A1	$248,635,000	2.48 / 2.66	1-80 / 1-180	Floating Rate Senior	AAA / Aaa
II-A1	$101,000,000	1.00 / 1.00	1-20 / 1-20	Floating Rate Senior	AAA / Aaa
II-A2	$125,500,000	2.94 / 2.94	20-72 / 20-72	Floating Rate Senior	AAA / Aaa
II-A3	$22,148,000	6.58 / 8.52	72-80 / 72-177	Floating Rate Senior	AAA / Aaa
M-1	$20,827,000	4.72 / 5.19	41-80 / 41-153	Floating Rate Subordinate	AA+ / Aa1
M-2	$20,827,000	4.68 / 5.13	40-80 / 40-146	Floating Rate Subordinate	AA / Aa2
M-3	$12,817,000	4.66 / 5.10	39-80 / 39-140	Floating Rate Subordinate	AA- / Aa3
M-4	$11,215,000	4.64 / 5.07	39-80 / 39-136	Floating Rate Subordinate	A+ / A1
M-5	$11,215,000	4.64 / 5.05	38-80 / 38-131	Floating Rate Subordinate	A / A2
M-6	$11,215,000	4.62 / 5.01	38-80 / 38-126	Floating Rate Subordinate	A- / A3
M-7	$9,612,000	4.62 / 4.98	38-80 / 38-120	Floating Rate Subordinate	BBB+ / Baa1
M-8	$9,612,000	4.61 / 4.93	37-80 / 37-114	Floating Rate Subordinate	BBB / Baa2
M-9	$9,612,000	4.60 / 4.85	37-80 / 37-106	Floating Rate Subordinate	BBB- / Baa3
B-1[4]	$8,010,000	Not Marketed Hereby		Floating Rate Subordinate	BB+ / Ba1
B-2[4]	$9,612,000	Not Marketed Hereby		Floating Rate Subordinate	BB / NR
Total	$631,857,000				

(1) The Class I-A1Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.

(3) The Class I-A1, Class II-A1, Class II-A2,Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, and Class M-8 Certificates are priced to the Clean-up Call Date and the Class M-9 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.

(4) The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")
Co-Underwriters:	Morgan Keegan & Company, Inc. and WAMU Capital Corp.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1 and Class B-2 Certificates (together, with the Class M Certificates, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on June 15, 2004.
Statistical Calculation Date:	With respect to 1,861 of the Initial Mortgage Loans, the close of business on April 26, 2004 and with respect to 2,189 of the Initial Mortgage Loans, the close of business on April 28, 2004.
Expected Closing Date:	On or about June 30, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in July 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

ERISA Eligibility: The Offered Certificates (other than the Class B-1 and Class B-2 Certificates) are expected to be ERISA eligible.

SMMEA Eligibility: The Senior Certificates, Class M-1, Class M-2, and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "Optional Call"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amount on the Closing Date (the "Clean-up Call Date").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $545,828,939.32 consisting of primarily first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Initial Mortgage Loans***"). The Initial Mortgage Loans and the Subsequent Mortgage Loans are referred to herein as the "***Mortgage Loans***". See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Statistical Calculation Date, the "***Group I Initial Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $279,218,596.07. Approximately 23.43% of the Group I Initial Mortgage Loans have fixed rates and approximately 76.57% of the Group I Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

As of the Statistical Calculation Date, the "***Group II Initial Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $266,610,343.25. Approximately 19.11% of the Group II Initial Mortgage Loans have fixed rates and approximately 80.89% of the Group II Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pre-funding Amount: On the Closing Date, the trust will deposit approximately $95,000,000 (the ***"Pre-funding Amount"***), which will consist of approximately $47,500,000 deposited into the ***"Group I Pre-funding Account"*** and approximately $47,500,000 deposited into the ***"Group II Pre-funding Account."*** The Group I Pre-funding Account and the Group II Pre-funding Account are referred to herein as the ***"Pre-funding Accounts."*** Funds on deposit in the Pre-funding Accounts will be used from time to time to acquire ***"Subsequent Mortgage Loans"*** during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects.

The "***Pre-funding Period***" commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Accounts is reduced to zero and (ii) September 30, 2004.

To the extent that the Trust does not fully use the amounts on deposit in the Pre-funding Accounts to purchase Subsequent Mortgage Loans by September 30, 2004, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificate on the Distribution Date in October 2004. It is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Accounts.

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount: If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement: On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the first 34 Distribution Dates. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.25% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Excess Cashflow: The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" is equal to the excess of the sum of (i) the aggregate principal balance of the Mortgage Loans and (ii) any outstanding Pre-funding Amount, over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.40% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the Pre-funding Amount on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target: On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 1.40% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amount on the Closing Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

   (a) 2.80% of the current principal balance of the Mortgage Loans;

   (b) 0.50% of the sum of (i) the initial principal balance of the Initial Mortgage Loans and (ii) the Pre-funding Amount on the Closing Date (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date: The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of

   (x) the Distribution Date occurring in July 2007 and

   (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 44.80%.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	22.40%	44.80%
M-1	19.15%	38.30%
M-2	15.90%	31.80%
M-3	13.90%	27.80%
M-4	12.15%	24.30%
M-5	10.40%	20.80%
M-6	8.65%	17.30%
M-7	7.15%	14.30%
M-8	5.65%	11.30%
M-9	4.15%	8.30%
B-1	2.90%	5.80%
B-2	1.40%	2.80%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 36.00% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	**Percentage**
July 2007 – June 2008	4.00%
July 2008 – June 2009	6.00%
July 2009 – June 2010	7.50%
July 2010 and thereafter	7.50%

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth, to the Class M-2 Certificates and eleventh, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates and thirteenth, monthly interest to the Class B-2 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class B-1 Certificates and twelfth, monthly principal to the Class B-2 Certificates.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates and then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class IA1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-7 Certificates, eighth to the Class M-8 Certificates, ninth to the Class M-9 Certificates, tenth, to the Class B-1 Certificates and eleventh, to the Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 44.80% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 38.30% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 31.80% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 27.80% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 24.30% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 20.80% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 17.30% credit enhancement, eighth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 14.30% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 11.30% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 8.30% credit enhancement, eleventh, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 5.80% credit enhancement and twelfth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 2.80% credit enhancement (subject, in each case, to any overcollateralization floors).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Yield Maintenance Agreement Schedule

Period	Notional Amount	Cap Strike	Cap Ceiling
1	$ 631,857,000.00	6.382325%	9.250000%
2	$ 628,019,417.44	6.039778%	9.250000%
3	$ 622,966,370.31	6.039668%	9.250000%
4	$ 617,134,370.45	6.240863%	9.250000%
5	$ 610,532,982.64	6.039410%	9.250000%
6	$ 603,174,729.55	6.240571%	9.250000%
7	$ 595,075,162.99	6.039101%	9.250000%
8	$ 586,252,694.75	6.038926%	9.250000%
9	$ 576,728,882.15	6.685744%	9.250000%
10	$ 566,527,863.66	6.038534%	9.250000%
11	$ 555,687,366.33	6.239610%	9.250000%
12	$ 544,403,300.87	6.038179%	9.250000%
13	$ 532,699,234.93	6.239344%	9.250000%
14	$ 520,653,345.84	6.038019%	9.250000%
15	$ 508,289,431.65	6.038014%	9.250000%
16	$ 495,632,761.27	6.239328%	9.250000%
17	$ 482,709,956.34	6.038157%	9.250000%
18	$ 469,549,306.46	6.239586%	9.250000%
19	$ 456,179,704.72	6.038517%	9.250000%
20	$ 442,630,987.39	6.038782%	9.250000%
21	$ 428,933,781.49	6.686152%	9.250000%
22	$ 415,119,345.96	6.215420%	9.250000%
23	$ 401,276,455.28	7.997173%	9.250000%
24	$ 387,921,083.14	7.733954%	9.250000%
25	$ 374,946,400.16	8.243142%	9.250000%
26	$ 362,420,128.05	7.971327%	9.250000%
27	$ 350,312,695.31	7.965379%	9.250000%
28	$ 338,609,828.38	8.284120%	9.250000%
29	$ 327,299,723.93	8.509981%	9.250000%
30	$ 316,384,917.36	8.785485%	9.250000%
31	$ 305,833,427.19	8.575213%	9.250000%
32	$ 295,635,623.40	8.566935%	9.250000%
33	$0.00	0.000000%	0.000000%
34	$ 276,245,186.52	8.621011%	9.250000%
35 and thereafter	$0.00	0.000000%	0.000000%

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	6.38%	31	9.25%
2	9.25%	32	9.25%
3	9.25%	33	9.48%
4	9.25%	34	9.25%
5	9.25%	35	9.59%
6	9.25%	36	9.28%
7	9.25%	37	9.69%
8	9.25%	38	9.37%
9	9.25%	39	9.36%
10	9.25%	40	9.72%
11	9.25%	41	9.93%
12	9.25%	42	10.25%
13	9.25%	43	9.99%
14	9.25%	44	9.97%
15	9.25%	45	10.65%
16	9.25%	46	9.95%
17	9.25%	47	10.33%
18	9.25%	48	9.98%
19	9.25%	49	10.31%
20	9.25%	50	9.96%
21	9.25%	51	9.94%
22	9.25%	52	10.26%
23	9.25%	53	9.97%
24	9.25%	54	10.29%
25	9.25%	55	9.95%
26	9.25%	56	9.94%
27	9.25%	57	10.98%
28	9.25%	58	9.90%
29	9.25%	59	10.22%
30	9.25%	60	9.87%

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	10.18%	72	9.67%
62	9.84%	73	9.97%
63	9.82%	74	9.64%
64	10.13%	75	9.62%
65	9.79%	76	9.92%
66	10.10%	77	9.58%
67	9.76%	78	9.89%
68	9.74%	79	9.55%
69	10.76%	80	9.53%
70	9.70%		
71	10.01%		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first distribution date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.10	1.53	3.98	No	Yes
2	1.23	1.71	4.45	No	Yes
3	1.42	1.90	4.26	No	Yes
4	1.61	2.08	4.13	No	Yes
5	1.80	2.26	3.86	No	Yes
6	1.99	2.44	3.75	No	Yes
7	2.17	2.62	3.48	No	Yes
8	2.34	2.79	3.30	No	Yes
9	2.52	2.96	3.41	No	Yes
10	2.69	3.13	2.94	No	Yes
11	2.87	3.29	2.86	No	Yes
12	3.04	3.44	2.59	No	Yes
13	3.20	3.58	2.54	No	Yes
14	3.36	3.72	2.27	No	Yes
15	3.51	3.84	2.11	No	Yes
16	3.64	3.96	2.11	No	Yes
17	3.75	4.08	1.87	No	Yes
18	3.87	4.23	1.88	No	Yes
19	3.99	4.35	1.62	No	Yes
20	4.11	4.43	1.51	No	Yes
21	4.21	4.50	1.83	No	Yes
22	4.35	4.58	1.43	No	Yes
23	4.60	4.65	2.81	No	Yes
24	4.61	4.70	2.63	No	Yes
25	4.43	4.76	3.19	No	Yes
26	4.55	4.87	2.89	No	Yes
27	4.67	4.97	2.77	No	Yes
28	4.78	5.06	2.86	No	Yes
29	4.88	5.14	3.08	No	Yes
30	4.98	5.22	3.15	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
31	5.06	5.28	2.93	No	Yes
32	5.14	5.34	2.84	No	Yes
33	5.21	5.38	3.33	No	Yes
34	5.27	5.43	2.75	No	Yes
35	5.32	5.46	3.56	No	Yes
36	5.35	5.50	3.30	No	Yes
37	5.38	5.54	3.56	No	Yes
38	5.42	5.57	3.32	No	Yes
39	5.46	5.61	3.31	No	Yes
40	5.49	5.65	3.53	No	Yes
41	5.53	5.69	3.72	No	Yes
42	5.56	5.72	3.88	No	Yes
43	5.60	5.77	3.71	No	Yes
44	5.64	5.81	3.66	No	Yes
45	5.67	5.85	4.03	No	Yes
46	5.71	5.89	3.57	No	Yes
47	5.76	5.92	3.90	No	Yes
48	5.80	5.96	3.62	No	Yes
49	5.84	5.99	3.80	No	Yes
50	5.88	6.01	3.53	No	Yes
51	5.91	6.03	3.48	No	Yes
52	5.93	6.04	3.67	No	Yes
53	5.95	6.05	3.48	No	Yes
54	5.97	6.05	3.66	No	Yes
55	5.98	6.04	3.43	No	Yes
56	5.98	6.04	3.40	No	Yes
57	5.98	6.04	4.05	No	Yes
58	5.97	6.05	3.37	No	Yes
59	5.96	6.07	3.59	No	Yes
60	5.94	6.09	3.37	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
61	5.95	6.13	3.56	No	Yes
62	5.99	6.16	3.28	No	Yes
63	6.03	6.20	3.23	No	Yes
64	6.07	6.23	3.41	No	Yes
65	6.10	6.26	3.14	No	Yes
66	6.14	6.29	3.32	No	Yes
67	6.17	6.32	3.06	No	Yes
68	6.20	6.34	3.02	No	Yes
69	6.23	6.36	3.67	No	Yes
70	6.25	6.38	2.95	No	Yes
71	6.27	6.40	3.15	No	Yes
72	6.29	6.42	2.90	No	Yes
73	6.31	6.43	3.09	No	Yes
74	6.33	6.44	2.86	No	Yes
75	6.34	6.44	2.84	No	Yes
76	6.35	6.45	3.04	No	Yes
77	6.36	6.45	2.82	No	Yes
78	6.36	6.45	3.02	No	Yes
79	6.37	6.44	2.81	No	Yes
80	6.37	6.43	2.81	No	Yes
81	6.36	6.43	3.07	Yes	Yes

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Breakeven Losses

			Static LIBOR		Forward LIBOR	
Class	**S&P**	**Moody's**	**CDR Break**	**Collateral Cum Loss**	**CDR Break**	**Collateral Cum Loss**
M-1	AA+	Aa1	35.217%	25.14%	29.263%	22.64%
M-2	AA	Aa2	29.067%	22.53%	23.502%	19.77%
M-3	AA-	Aa3	25.678%	20.89%	20.328%	17.96%
M-4	A+	A1	22.903%	19.42%	17.732%	16.33%
M-5	A	A2	20.325%	17.93%	15.317%	14.69%
M-6	A-	A3	17.875%	16.40%	13.022%	13.00%
M-7	BBB+	Baa1	15.860%	15.05%	11.152%	11.52%
M-8	BBB	Baa2	13.908%	13.64%	9.382%	10.01%
M-9	BBB-	Baa3	11.956%	12.14%	7.733%	8.52%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class I-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.37	2.87	2.48	2.10	1.73
MDUR (yr)	3.23	2.76	2.40	2.04	1.69
First Prin Pay	7/25/2004	7/25/2004	7/25/2004	7/25/2004	7/25/2004
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class I-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.62	3.08	2.66	2.27	1.86
MDUR (yr)	3.44	2.95	2.56	2.19	1.81
First Prin Pay	7/25/2004	7/25/2004	7/25/2004	7/25/2004	7/25/2004
Last Prin Pay	9/25/2024	10/25/2021	6/25/2019	11/25/2017	11/25/2015

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.11	1.00	0.90	0.82
MDUR (yr)	1.22	1.09	0.99	0.89	0.81
First Prin Pay	7/25/2004	7/25/2004	7/25/2004	7/25/2004	7/25/2004
Last Prin Pay	8/25/2006	5/25/2006	2/25/2006	12/25/2005	11/25/2005

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.24	1.11	1.00	0.90	0.82
MDUR (yr)	1.22	1.09	0.99	0.89	0.81
First Prin Pay	7/25/2004	7/25/2004	7/25/2004	7/25/2004	7/25/2004
Last Prin Pay	8/25/2006	5/25/2006	2/25/2006	12/25/2005	11/25/2005

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.05	3.43	2.94	2.43	2.03
MDUR (yr)	3.90	3.32	2.85	2.37	1.99
First Prin Pay	8/25/2006	5/25/2006	2/25/2006	12/25/2005	11/25/2005
Last Prin Pay	11/25/2012	7/25/2011	6/25/2010	8/25/2009	4/25/2007

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.05	3.43	2.94	2.43	2.03
MDUR (yr)	3.90	3.32	2.85	2.37	1.99
First Prin Pay	8/25/2006	5/25/2006	2/25/2006	12/25/2005	11/25/2005
Last Prin Pay	11/25/2012	7/25/2011	6/25/2010	8/25/2009	4/25/2007

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.22	7.66	6.58	5.59	4.05
MDUR (yr)	8.50	7.15	6.19	5.31	3.88
First Prin Pay	11/25/2012	7/25/2011	6/25/2010	8/25/2009	4/25/2007
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.90	9.96	8.52	7.32	5.45
MDUR (yr)	10.68	9.08	7.86	6.82	5.13
First Prin Pay	11/25/2012	7/25/2011	6/25/2010	8/25/2009	4/25/2007
Last Prin Pay	6/25/2024	7/25/2021	3/25/2019	7/25/2017	8/25/2015

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.28	4.72	4.47	4.73
MDUR (yr)	5.89	5.00	4.50	4.28	4.52
First Prin Pay	10/25/2007	8/25/2007	11/25/2007	4/25/2008	11/25/2008
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.93	5.84	5.19	4.89	5.17
MDUR (yr)	6.43	5.48	4.91	4.65	4.92
First Prin Pay	10/25/2007	8/25/2007	11/25/2007	4/25/2008	11/25/2008
Last Prin Pay	11/25/2021	3/25/2019	3/25/2017	8/25/2015	12/25/2013

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.28	4.68	4.33	4.33
MDUR (yr)	5.88	4.99	4.45	4.14	4.15
First Prin Pay	10/25/2007	8/25/2007	10/25/2007	1/25/2008	6/25/2008
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.91	5.82	5.13	4.74	4.67
MDUR (yr)	6.40	5.45	4.85	4.50	4.45
First Prin Pay	10/25/2007	8/25/2007	10/25/2007	1/25/2008	6/25/2008
Last Prin Pay	4/25/2021	8/25/2018	8/25/2016	2/25/2015	7/25/2013

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.28	4.66	4.24	4.10
MDUR (yr)	5.86	4.97	4.42	4.05	3.93
First Prin Pay	10/25/2007	8/25/2007	9/25/2007	12/25/2007	3/25/2008
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.80	5.10	4.64	4.44
MDUR (yr)	6.36	5.42	4.80	4.40	4.22
First Prin Pay	10/25/2007	8/25/2007	9/25/2007	12/25/2007	3/25/2008
Last Prin Pay	8/25/2020	1/25/2018	2/25/2016	8/25/2014	2/25/2013

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.27	4.64	4.20	4.00
MDUR (yr)	5.77	4.90	4.35	3.96	3.79
First Prin Pay	10/25/2007	7/25/2007	9/25/2007	11/25/2007	1/25/2008
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.78	5.07	4.58	4.32
MDUR (yr)	6.23	5.32	4.71	4.29	4.07
First Prin Pay	10/25/2007	7/25/2007	9/25/2007	11/25/2007	1/25/2008
Last Prin Pay	2/25/2020	8/25/2017	10/25/2015	4/25/2014	10/25/2012

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.27	4.64	4.17	3.91
MDUR (yr)	5.75	4.88	4.34	3.92	3.70
First Prin Pay	10/25/2007	7/25/2007	8/25/2007	10/25/2007	12/25/2007
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.85	5.76	5.05	4.54	4.21
MDUR (yr)	6.19	5.28	4.68	4.24	3.96
First Prin Pay	10/25/2007	7/25/2007	8/25/2007	10/25/2007	12/25/2007
Last Prin Pay	8/25/2019	3/25/2017	5/25/2015	12/25/2013	6/25/2012

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.27	4.62	4.14	3.84
MDUR (yr)	5.68	4.84	4.28	3.87	3.61
First Prin Pay	10/25/2007	7/25/2007	8/25/2007	9/25/2007	11/25/2007
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.74	5.01	4.49	4.13
MDUR (yr)	6.09	5.20	4.60	4.16	3.86
First Prin Pay	10/25/2007	7/25/2007	8/25/2007	9/25/2007	11/25/2007
Last Prin Pay	1/25/2019	9/25/2016	12/25/2014	7/25/2013	2/25/2012

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.27	4.62	4.11	3.79
MDUR (yr)	5.57	4.76	4.22	3.80	3.52
First Prin Pay	10/25/2007	7/25/2007	8/25/2007	9/25/2007	10/25/2007
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.78	5.70	4.98	4.44	4.06
MDUR (yr)	5.94	5.09	4.50	4.06	3.74
First Prin Pay	10/25/2007	7/25/2007	8/25/2007	9/25/2007	10/25/2007
Last Prin Pay	5/25/2018	2/25/2016	6/25/2014	2/25/2013	10/25/2011

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.27	4.61	4.09	3.75
MDUR (yr)	5.53	4.73	4.19	3.76	3.47
First Prin Pay	10/25/2007	7/25/2007	7/25/2007	8/25/2007	9/25/2007
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.65	4.93	4.38	3.99
MDUR (yr)	5.85	5.01	4.44	3.99	3.66
First Prin Pay	10/25/2007	7/25/2007	7/25/2007	8/25/2007	9/25/2007
Last Prin Pay	9/25/2017	7/25/2015	12/25/2013	8/25/2012	5/25/2011

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.28	5.27	4.60	4.08	3.72
MDUR (yr)	5.25	4.52	4.02	3.62	3.33
First Prin Pay	10/25/2007	7/25/2007	7/25/2007	8/25/2007	8/25/2007
Last Prin Pay	10/25/2013	3/25/2012	2/25/2011	2/25/2010	4/25/2009

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.64	5.58	4.85	4.31	3.90
MDUR (yr)	5.48	4.73	4.20	3.79	3.48
First Prin Pay	10/25/2007	7/25/2007	7/25/2007	8/25/2007	8/25/2007
Last Prin Pay	10/25/2016	10/25/2014	4/25/2013	1/25/2012	11/25/2010

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Mortgage Loans
As of the Statistical Calculation Date

Number Of Loans	4,050					
Total Outstanding Principal Balance	$545,828,939.32					
			Minimum		**Maximum**	
Average Original Loan Amount	$134,838.93		$30,000.00		$650,000.00	
Average Outstanding Principal Balance	$134,772.58		$29,976.59		$650,000.00	
Weighted Average Current Loan Rate	6.752	%	4.300	%	11.990	%
Arm Characteristics						
Weighted Average Gross Margin	6.774	%	4.550	%	11.130	%
Weighted Average Maximum Loan Rate	12.698	%	10.300	%	17.300	%
Weighted Average Minimum Loan Rate	6.698	%	4.300	%	11.300	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll	25	months	12	months	36	month
Weighted Average Original Term	356.19	months	120.00	months	360.00	month
Weighted Average Remaining Term	355.69	months	117.00	months	360.00	month
Weighted Average Original LTV	90.75	%	13.05	%	100.00	%
Weighted Average Credit Score	640		501		814	
First Pay Date			May 09, 2003		Jul 01, 2004	
Maturity Date			Jan 05, 2014		Jun 01, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	99.97 % Fully Amortizing, 0.03 % Balloon
Top Property State Concentrations ($)	7.80 % Florida, 7.22 % Virginia, 7.10 % Pennsylvania
Maximum Zip Code Concentration ($)	0.36 % 22193

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
29,977 - 50,000	195	$8,442,845.91	1.55%
50,001 - 100,000	1,383	106,831,127.64	19.57
100,001 - 150,000	1,128	139,964,667.64	25.64
150,001 - 200,000	694	119,204,875.60	21.84
200,001 - 250,000	353	78,958,943.49	14.47
250,001 - 300,000	158	43,163,123.27	7.91
300,001 - 350,000	82	26,679,925.72	4.89
350,001 - 400,000	44	16,473,662.56	3.02
400,001 - 450,000	7	2,985,562.49	0.55
450,001 - 500,000	4	1,893,755.00	0.35
550,001 - 600,000	1	580,450.00	0.11
600,001 - 650,000	1	650,000.00	0.12
Total	4,050	$545,828,939.32	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
120	6	$319,862.36	0.06%
180	94	7,466,275.21	1.37
240	47	5,038,580.64	0.92
300	6	933,036.39	0.17
360	3,897	532,071,184.72	97.48
Total	4,050	$545,828,939.32	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
117 - 118	1	$51,504.30	0.01%
119 - 120	5	268,358.06	0.05
175 - 176	4	228,355.48	0.04
177 - 178	10	715,144.31	0.13
179 - 180	80	6,522,775.42	1.20
233 - 234	2	169,792.22	0.03
235 - 236	1	87,462.20	0.02
237 - 238	2	147,020.11	0.03
239 - 240	42	4,634,306.11	0.85
295 - 296	1	82,895.56	0.02
299 - 300	5	850,140.83	0.16
347 - 348	1	237,572.49	0.04
349 - 350	3	539,531.73	0.10
353 - 354	4	696,142.47	0.13
355 - 356	63	7,042,348.01	1.29
357 - 358	325	41,049,774.35	7.52
359 - 360	3,501	482,505,815.67	88.40
Total	4,050	$545,828,939.32	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	3,658	$490,353,847.04	89.84%
Condominium	159	21,840,204.22	4.00
Townhouse	149	20,826,508.67	3.82
Two-Four Family	84	12,808,379.39	2.35
Total	4,050	$545,828,939.32	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	3,908	$533,271,888.20	97.70%
Investor	142	12,557,051.12	2.30
Total	4,050	$545,828,939.32	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Cash Out Refinance	2,401	$331,628,069.77	60.76%
Purchase	1,330	171,419,631.65	31.41
Rate/Term Refinance	317	42,679,281.46	7.82
Land Contract	2	101,956.44	0.02
Total	4,050	$545,828,939.32	100.00%

Original LTV Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
13.05 - 15.00	1	$30,000.00	0.01%
15.01 - 20.00	1	29,981.63	0.01
25.01 - 30.00	4	300,931.14	0.06
30.01 - 35.00	7	513,999.49	0.09
35.01 - 40.00	6	441,253.30	0.08
40.01 - 45.00	14	1,282,345.50	0.23
45.01 - 50.00	17	1,640,066.79	0.30
50.01 - 55.00	26	2,373,809.48	0.43
55.01 - 60.00	43	4,194,068.40	0.77
60.01 - 65.00	59	6,560,996.85	1.20
65.01 - 70.00	140	14,990,796.52	2.75
70.01 - 75.00	162	19,844,514.66	3.64
75.01 - 80.00	468	55,627,420.36	10.19
80.01 - 85.00	580	71,852,831.01	13.16
85.01 - 90.00	530	75,072,103.27	13.75
90.01 - 95.00	283	43,767,183.76	8.02
95.01 - 100.00	1,709	247,306,637.16	45.31
Total	4,050	$545,828,939.32	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	118	$13,050,925.51	2.39%
Arizona	73	10,967,600.66	2.01
Arkansas	32	3,084,502.95	0.57
California	42	10,393,807.81	1.90
Colorado	98	18,680,997.75	3.42
Connecticut	42	7,268,002.82	1.33
Delaware	32	5,022,574.58	0.92
Florida	323	42,561,134.60	7.80
Georgia	184	25,773,005.66	4.72
Illinois	94	13,451,668.40	2.46
Indiana	123	11,845,703.80	2.17
Iowa	20	2,282,294.99	0.42
Kansas	27	3,063,223.58	0.56
Kentucky	48	4,944,455.12	0.91
Louisiana	88	9,664,323.22	1.77
Maine	31	3,232,814.97	0.59
Maryland	192	36,670,090.45	6.72
Massachusetts	60	12,483,270.44	2.29
Michigan	250	32,699,184.05	5.99
Minnesota	89	14,748,888.91	2.70
Mississippi	61	5,900,438.02	1.08
Missouri	121	13,014,122.22	2.38
Nebraska	25	2,387,067.62	0.44
Nevada	21	3,875,566.79	0.71
New Hampshire	23	3,875,736.07	0.71
New Jersey	21	3,871,558.63	0.71
New Mexico	24	2,943,083.11	0.54
New York	125	21,789,544.52	3.99
North Carolina	181	21,177,203.31	3.88
Ohio	221	26,373,236.86	4.83
Oklahoma	72	7,515,502.32	1.38
Oregon	9	1,336,483.39	0.24
Pennsylvania	322	38,727,057.23	7.10
Rhode Island	10	1,569,444.27	0.29

Continued Next Page

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State *(Continued)*	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
South Carolina	82	9,357,230.41	1.71
Tennessee	152	16,831,936.40	3.08
Texas	229	24,916,445.19	4.56
Utah	38	5,754,939.34	1.05
Virginia	258	39,386,481.47	7.22
Washington	22	4,499,747.73	0.82
Wisconsin	64	8,409,504.15	1.54
Wyoming	3	428,140.00	0.08
Total	4,050	$545,828,939.32	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	3,596	$472,609,197.89	86.59%
Stated Documentation	353	56,945,322.56	10.43
Alternative Documentation	101	16,274,418.87	2.98
Total	4,050	$545,828,939.32	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
501 - 525	48	$4,502,857.09	0.82%
526 - 550	243	23,928,586.72	4.38
551 - 575	364	41,554,465.98	7.61
576 - 600	454	56,560,792.61	10.36
601 - 625	746	100,516,290.81	18.42
626 - 650	775	110,292,212.59	20.21
651 - 675	527	76,154,493.83	13.95
676 - 700	299	45,294,441.57	8.30
701 - 725	263	38,272,090.02	7.01
726 - 750	166	25,228,647.51	4.62
751 - 775	106	15,486,722.17	2.84
776 - 800	48	6,554,121.81	1.20
801 - 814	11	1,483,216.61	0.27
Total	4,050	$545,828,939.32	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.300 - 5.000	43	$8,204,393.62	1.50%
5.001 - 6.000	709	123,253,002.61	22.58
6.001 - 7.000	1,643	237,814,471.24	43.57
7.001 - 8.000	1,121	130,811,942.02	23.97
8.001 - 9.000	404	35,550,037.22	6.51
9.001 - 10.000	104	8,429,439.26	1.54
10.001 - 11.000	22	1,540,430.33	0.28
11.001 - 11.990	4	225,223.02	0.04
Total	4,050	$545,828,939.32	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.550 - 5.000	33	$5,970,049.78	1.39%
5.001 - 6.000	470	78,235,918.78	18.22
6.001 - 7.000	1,271	186,942,443.03	43.53
7.001 - 8.000	940	121,900,162.23	28.38
8.001 - 9.000	292	29,164,704.52	6.79
9.001 - 10.000	62	5,721,883.73	1.33
10.001 - 11.000	17	1,384,216.54	0.32
11.001 - 11.130	2	147,800.22	0.03
Total	3,087	$429,467,178.83	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
10.300 - 11.000	43	$8,204,393.62	1.91%
11.001 - 12.000	617	106,072,020.23	24.70
12.001 - 13.000	1,234	180,168,636.06	41.95
13.001 - 14.000	840	102,725,248.93	23.92
14.001 - 15.000	268	24,894,882.60	5.80
15.001 - 16.000	70	6,238,482.10	1.45
16.001 - 17.000	14	1,089,340.07	0.25
17.001 - 17.300	1	74,175.22	0.02
Total	3,087	$429,467,178.83	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.300 - 5.000	43	$8,204,393.62	1.91%
5.001 - 6.000	617	106,072,020.23	24.70
6.001 - 7.000	1,234	180,168,636.06	41.95
7.001 - 8.000	840	102,725,248.93	23.92
8.001 - 9.000	268	24,894,882.60	5.80
9.001 - 10.000	70	6,238,482.10	1.45
10.001 - 11.000	14	1,089,340.07	0.25
11.001 - 11.300	1	74,175.22	0.02
Total	3,087	$429,467,178.83	100.00%

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
04/01/05 - 04/30/05	1	$237,572.49	0.06%
05/01/05 - 05/31/05	1	120,440.07	0.03
06/01/05 - 06/30/05	1	213,742.01	0.05
09/01/05 - 09/30/05	1	147,609.36	0.03
10/01/05 - 10/31/05	2	252,786.39	0.06
11/01/05 - 11/30/05	12	1,527,135.53	0.36
12/01/05 - 12/31/05	35	4,020,135.91	0.94
01/01/06 - 01/31/06	68	8,990,368.63	2.09
02/01/06 - 02/28/06	188	24,080,972.75	5.61
03/01/06 - 03/31/06	770	100,922,806.92	23.50
04/01/06 - 04/30/06	1,274	179,937,539.09	41.90
05/01/06 - 05/31/06	412	60,462,296.61	14.08
06/01/06 - 06/30/06	2	879,000.00	0.20
11/01/06 - 11/30/06	2	310,650.40	0.07
12/01/06 - 12/31/06	4	429,862.17	0.10
01/01/07 - 01/31/07	5	878,573.14	0.20
02/01/07 - 02/28/07	13	2,051,100.04	0.48
03/01/07 - 03/31/07	83	12,245,348.14	2.85
04/01/07 - 04/30/07	153	23,165,735.30	5.39
05/01/07 - 05/31/07	60	8,593,503.88	2.00
Total	3,087	$429,467,178.83	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
3.000	3,087	$429,467,178.83	100.00%
Total	3,087	$429,467,178.83	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	3,087	$429,467,178.83	100.00%
Total	3,087	$429,467,178.83	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Month LIBOR	2,766	$381,587,056.11	69.91%
Fixed Rate 30 Year	810	102,604,005.89	18.80
3/27 6 Month LIBOR	321	47,880,122.72	8.77
Fixed Rate 15 Year	92	7,316,408.71	1.34
Fixed Rate 20 Year	47	5,038,580.64	0.92
Fixed Rate 25 Year	6	933,036.39	0.17
Fixed Rate 10 Year	6	319,862.36	0.06
Balloon 15/30	2	149,866.50	0.03
Total	4,050	$545,828,939.32	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Prepayment Penalty	3,621	$498,425,541.59	91.32%
No Prepayment Penalty	429	47,403,397.73	8.68
Total	4,050	$545,828,939.32	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	429	$47,403,397.73	8.68%
12	78	13,831,836.13	2.53
24	2,347	326,422,798.88	59.80
30	32	6,108,929.70	1.12
36	1,164	152,061,976.88	27.86
Total	4,050	$545,828,939.32	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group I Initial Mortgage Loans
As of the Statistical Calculation Date

Number Of Loans	2,058					
Total Outstanding Principal Balance	$279,218,596.07					
			Minimum		**Maximum**	
Average Original Loan Amount	$135,739.44		$30,000.00		$399,000.00	
Average Outstanding Principal Balance	$135,674.73		$29,976.59		$399,000.00	
Weighted Average Current Loan Rate	6.635	%	4.300	%	11.990	%
Arm Characteristics						
Weighted Average Gross Margin	6.615	%	4.550	%	8.000	%
Weighted Average Maximum Loan Rate	12.546	%	10.300	%	14.300	%
Weighted Average Minimum Loan Rate	6.546	%	4.300	%	8.300	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll	25	months	12	months	36	months
Weighted Average Original Term	355.95	months	120.00	months	360.00	months
Weighted Average Remaining Term	355.49	months	117.00	months	360.00	months
Weighted Average Original LTV	90.63	%	20.00	%	100.00	%
Weighted Average Credit Score	643		503		814	
First Pay Date			May 09, 2003		Jul 01, 2004	
Maturity Date			Jan 05, 2014		Jun 01, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	99.95 % Fully Amortizing, 0.05 % Balloon
Top Property State Concentrations ($)	8.04 % Florida, 7.11 % Pennsylvania, 7.02 % Virginia
Maximum Zip Code Concentration ($)	0.53 % 22193

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
29,977 - 50,000	78	$3,432,199.12	1.23%
50,001 - 100,000	679	52,572,811.36	18.83
100,001 - 150,000	570	71,033,503.88	25.44
150,001 - 200,000	392	67,403,030.97	24.14
200,001 - 250,000	203	45,424,302.52	16.27
250,001 - 300,000	95	26,088,907.50	9.34
300,001 - 350,000	37	11,743,892.55	4.21
350,001 - 399,000	4	1,519,948.17	0.54
Total	2,058	$279,218,596.07	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
120	4	$207,480.23	0.07%
180	51	4,081,107.04	1.46
240	23	2,669,761.58	0.96
300	3	434,260.00	0.16
360	1,977	271,825,987.22	97.35
Total	2,058	$279,218,596.07	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
117 - 118	1	$51,504.30	0.02%
119 - 120	3	155,975.93	0.06
175 - 176	3	149,409.39	0.05
177 - 178	6	449,524.80	0.16
179 - 180	42	3,482,172.85	1.25
233 - 234	1	96,524.67	0.03
235 - 236	1	87,462.20	0.03
237 - 238	2	147,020.11	0.05
239 - 240	19	2,338,754.60	0.84
299 - 300	3	434,260.00	0.16
347 - 348	1	237,572.49	0.09
349 - 350	1	205,349.65	0.07
353 - 354	3	646,368.74	0.23
355 - 356	31	3,176,527.98	1.14
357 - 358	136	17,160,823.50	6.15
359 - 360	1,805	250,399,344.86	89.68
Total	2,058	$279,218,596.07	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	1,852	$248,829,787.43	89.12%
Townhouse	82	11,822,598.94	4.23
Condominium	79	11,184,148.38	4.01
Two-Four Family	45	7,382,061.32	2.64
Total	2,058	$279,218,596.07	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	1,990	$273,147,470.01	97.83%
Investor	68	6,071,126.06	2.17
Total	2,058	$279,218,596.07	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Cash Out Refinance	1,272	$174,855,483.17	62.62%
Purchase	621	81,988,682.77	29.36
Rate/Term Refinance	164	22,331,989.12	8.00
Land Contract	1	42,441.01	0.02
Total	2,058	$279,218,596.07	100.00%

Original LTV Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
20.00 - 20.00	1	$29,981.63	0.01%
25.01 - 30.00	1	83,931.14	0.03
30.01 - 35.00	3	258,081.06	0.09
35.01 - 40.00	2	189,857.62	0.07
40.01 - 45.00	8	907,700.18	0.33
45.01 - 50.00	10	1,085,384.93	0.39
50.01 - 55.00	13	1,213,709.66	0.43
55.01 - 60.00	24	2,381,710.74	0.85
60.01 - 65.00	31	3,451,081.98	1.24
65.01 - 70.00	74	7,957,588.03	2.85
70.01 - 75.00	85	10,128,059.15	3.63
75.01 - 80.00	240	29,428,065.56	10.54
80.01 - 85.00	282	35,787,719.33	12.82
85.01 - 90.00	257	35,606,042.20	12.75
90.01 - 95.00	161	24,295,435.50	8.70
95.01 - 100.00	866	126,414,247.36	45.27
Total	2,058	$279,218,596.07	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	51	$5,794,418.52	2.08%
Arizona	38	5,343,066.89	1.91
Arkansas	13	1,307,729.28	0.47
California	23	5,653,980.12	2.02
Colorado	53	10,414,897.64	3.73
Connecticut	26	4,363,192.53	1.56
Delaware	23	3,476,529.18	1.25
Florida	172	22,439,923.46	8.04
Georgia	96	12,836,118.43	4.60
Illinois	44	6,054,887.45	2.17
Indiana	60	5,621,275.75	2.01
Iowa	8	1,052,839.37	0.38
Kansas	15	1,543,786.90	0.55
Kentucky	21	2,420,012.56	0.87
Louisiana	44	5,155,773.44	1.85
Maine	14	1,239,733.48	0.44
Maryland	102	19,243,130.78	6.89
Massachusetts	30	5,934,249.91	2.13
Michigan	129	16,341,243.36	5.85
Minnesota	47	7,317,416.97	2.62
Mississippi	30	3,015,417.83	1.08
Missouri	73	7,865,177.09	2.82
Nebraska	13	1,088,379.58	0.39
Nevada	14	2,863,150.20	1.03
New Hampshire	13	2,252,055.86	0.81
New Jersey	11	2,203,421.70	0.79
New Mexico	7	1,073,919.56	0.38
New York	69	12,457,824.81	4.46
North Carolina	82	10,277,867.55	3.68
Ohio	116	13,870,048.79	4.97
Oklahoma	29	2,922,316.38	1.05
Oregon	6	917,315.59	0.33
Pennsylvania	167	19,854,394.89	7.11
Rhode Island	7	1,097,510.16	0.39
South Carolina	44	5,300,561.86	1.90

Continued Next Page

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State *(Continued)*	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Tennessee	69	8,421,792.86	3.02
Texas	104	11,492,892.03	4.12
Utah	22	3,154,137.93	1.13
Virginia	134	19,605,425.37	7.02
Washington	11	2,051,865.54	0.73
Wisconsin	27	3,700,914.47	1.33
Wyoming	1	178,000.00	0.06
Total	2,058	$279,218,596.07	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	1,838	$244,548,208.19	87.58%
Stated Documentation	173	26,978,422.45	9.66
Alternative Documentation	47	7,691,965.43	2.75
Total	2,058	$279,218,596.07	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
503 - 525	14	$1,587,425.21	0.57%
526 - 550	103	10,959,799.91	3.93
551 - 575	172	20,552,968.74	7.36
576 - 600	217	26,041,247.71	9.33
601 - 625	351	47,901,991.00	17.16
626 - 650	410	58,291,226.29	20.88
651 - 675	293	40,505,491.77	14.51
676 - 700	166	24,786,690.22	8.88
701 - 725	145	21,141,197.11	7.57
726 - 750	103	14,878,543.22	5.33
751 - 775	49	7,685,042.81	2.75
776 - 800	32	4,592,190.08	1.64
801 - 814	3	294,782.00	0.11
Total	2,058	$279,218,596.07	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.300 - 5.000	25	$4,869,010.34	1.74%
5.001 - 6.000	387	65,176,599.73	23.34
6.001 - 7.000	935	131,625,226.84	47.14
7.001 - 8.000	584	66,998,573.68	24.00
8.001 - 9.000	106	9,206,622.26	3.30
9.001 - 10.000	16	1,063,917.93	0.38
10.001 - 11.000	3	179,847.49	0.06
11.001 - 11.990	2	98,797.80	0.04
Total	2,058	$279,218,596.07	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.550 - 5.000	19	$3,519,212.98	1.65%
5.001 - 6.000	255	40,369,164.99	18.88
6.001 - 7.000	712	102,627,882.33	48.00
7.001 - 8.000	533	67,291,905.84	31.47
Total	1,519	$213,808,166.14	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
10.300 - 11.000	25	$4,869,010.34	2.28%
11.001 - 12.000	330	54,820,775.05	25.64
12.001 - 13.000	698	99,090,382.29	46.35
13.001 - 14.000	440	52,398,184.24	24.51
14.001 - 14.300	26	2,629,814.22	1.23
Total	1,519	$213,808,166.14	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.300 - 5.000	25	$4,869,010.34	2.28%
5.001 - 6.000	330	54,820,775.05	25.64
6.001 - 7.000	698	99,090,382.29	46.35
7.001 - 8.000	440	52,398,184.24	24.51
8.001 - 8.300	26	2,629,814.22	1.23
Total	1,519	$213,808,166.14	100.00%

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
04/01/05 - 04/30/05	1	$237,572.49	0.11%
09/01/05 - 09/30/05	1	147,609.36	0.07
10/01/05 - 10/31/05	1	203,012.66	0.09
11/01/05 - 11/30/05	4	466,403.68	0.22
12/01/05 - 12/31/05	18	1,896,585.54	0.89
01/01/06 - 01/31/06	29	4,400,719.41	2.06
02/01/06 - 02/28/06	73	9,296,351.05	4.35
03/01/06 - 03/31/06	376	50,575,600.97	23.65
04/01/06 - 04/30/06	630	89,703,511.68	41.96
05/01/06 - 05/31/06	236	35,333,143.70	16.53
06/01/06 - 06/30/06	1	399,000.00	0.19
11/01/06 - 11/30/06	1	184,062.33	0.09
12/01/06 - 12/31/06	1	120,267.36	0.06
01/01/07 - 01/31/07	1	167,600.51	0.08
02/01/07 - 02/28/07	7	1,018,387.88	0.48
03/01/07 - 03/31/07	33	4,386,721.96	2.05
04/01/07 - 04/30/07	68	9,887,660.56	4.62
05/01/07 - 05/31/07	38	5,383,955.00	2.52
Total	1,519	$213,808,166.14	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
3.000	1,519	$213,808,166.14	100.00%
Total	1,519	$213,808,166.14	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	1,519	$213,808,166.14	100.00%
Total	1,519	$213,808,166.14	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Month LIBOR	1,369	$192,454,160.89	68.93%
Fixed Rate 30 Year	458	58,017,821.08	20.78
3/27 6 Month LIBOR	150	21,354,005.25	7.65
Fixed Rate 15 Year	49	3,931,240.54	1.41
Fixed Rate 20 Year	23	2,669,761.58	0.96
Fixed Rate 25 Year	3	434,260.00	0.16
Fixed Rate 10 Year	4	207,480.23	0.07
Balloon 15/30	2	149,866.50	0.05
Total	2,058	$279,218,596.07	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Prepayment Penalty	1,862	$257,352,263.03	92.17%
No Prepayment Penalty	196	21,866,333.04	7.83
Total	2,058	$279,218,596.07	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	196	$21,866,333.04	7.83%
12	31	5,265,429.02	1.89
24	1,192	168,408,538.66	60.31
30	16	3,107,325.42	1.11
36	623	80,570,969.93	28.86
Total	2,058	$279,218,596.07	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group II Initial Mortgage Loans
As of the Statistical Calculation Date

Number Of Loans	1,992					
Total Outstanding Principal Balance	$266,610,343.25					
			Minimum		**Maximum**	
Average Original Loan Amount	$133,908.59		$30,000.00		$650,000.00	
Average Outstanding Principal Balance	$133,840.53		$29,984.60		$650,000.00	
Weighted Average Current Loan Rate	6.874	%	4.300	%	11.400	%
Arm Characteristics						
Weighted Average Gross Margin	6.932	%	4.780	%	11.130	%
Weighted Average Maximum Loan Rate	12.849	%	10.300	%	17.300	%
Weighted Average Minimum Loan Rate	6.849	%	4.300	%	11.300	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	%	1.000	%
Weighted Average Months To Roll	25	months	13	months	36	months
Weighted Average Original Term	356.43	months	120.00	months	360.00	months
Weighted Average Remaining Term	355.90	months	119.00	months	360.00	months
Weighted Average Original LTV	90.87	%	13.05	%	100.00	%
Weighted Average Credit Score	636		501		814	
First Pay Date			Jun 15, 2003		Jul 01, 2004	
Maturity Date			Mar 23, 2014		Jun 01, 2034	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	100.00 % Fully Amortizing
Top Property State Concentrations ($)	7.55 % Florida, 7.42 % Virginia, 7.08 % Pennsylvania
Maximum Zip Code Concentration ($)	0.42 % 30043

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
29,985 - 50,000	117	$5,010,646.79	1.88%
50,001 - 100,000	704	54,258,316.28	20.35
100,001 - 150,000	558	68,931,163.76	25.85
150,001 - 200,000	302	51,801,844.63	19.43
200,001 - 250,000	150	33,534,640.97	12.58
250,001 - 300,000	63	17,074,215.77	6.40
300,001 - 350,000	45	14,936,033.17	5.60
350,001 - 400,000	40	14,953,714.39	5.61
400,001 - 450,000	7	2,985,562.49	1.12
450,001 - 500,000	4	1,893,755.00	0.71
550,001 - 600,000	1	580,450.00	0.22
600,001 - 650,000	1	650,000.00	0.24
Total	1,992	$266,610,343.25	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
120	2	$112,382.13	0.04%
180	43	3,385,168.17	1.27
240	24	2,368,819.06	0.89
300	3	498,776.39	0.19
360	1,920	260,245,197.50	97.61
Total	1,992	$266,610,343.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
119 - 120	2	$112,382.13	0.04%
175 - 176	1	78,946.09	0.03
177 - 178	4	265,619.51	0.10
179 - 180	38	3,040,602.57	1.14
233 - 234	1	73,267.55	0.03
239 - 240	23	2,295,551.51	0.86
295 - 296	1	82,895.56	0.03
299 - 300	2	415,880.83	0.16
349 - 350	2	334,182.08	0.13
353 - 354	1	49,773.73	0.02
355 - 356	32	3,865,820.03	1.45
357 - 358	189	23,888,950.85	8.96
359 - 360	1,696	232,106,470.81	87.06
Total	1,992	$266,610,343.25	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	1,806	$241,524,059.61	90.59%
Condominium	80	10,656,055.84	4.00
Townhouse	67	9,003,909.73	3.38
Two-Four Family	39	5,426,318.07	2.04
Total	1,992	$266,610,343.25	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	1,918	$260,124,418.19	97.57%
Investor	74	6,485,925.06	2.43
Total	1,992	$266,610,343.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Cash Out Refinance	1,129	$156,772,586.60	58.80%
Purchase	709	89,430,948.88	33.54
Rate/Term Refinance	153	20,347,292.34	7.63
Land Contract	1	59,515.43	0.02
Total	1,992	$266,610,343.25	100.00%

Original LTV Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
13.05 - 15.00	1	$30,000.00	0.01%
25.01 - 30.00	3	217,000.00	0.08
30.01 - 35.00	4	255,918.43	0.10
35.01 - 40.00	4	251,395.68	0.09
40.01 - 45.00	6	374,645.32	0.14
45.01 - 50.00	7	554,681.86	0.21
50.01 - 55.00	13	1,160,099.82	0.44
55.01 - 60.00	19	1,812,357.66	0.68
60.01 - 65.00	28	3,109,914.87	1.17
65.01 - 70.00	66	7,033,208.49	2.64
70.01 - 75.00	77	9,716,455.51	3.64
75.01 - 80.00	228	26,199,354.80	9.83
80.01 - 85.00	298	36,065,111.68	13.53
85.01 - 90.00	273	39,466,061.07	14.80
90.01 - 95.00	122	19,471,748.26	7.30
95.01 - 100.00	843	120,892,389.80	45.34
Total	1,992	$266,610,343.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	67	$7,256,506.99	2.72%
Arizona	35	5,624,533.77	2.11
Arkansas	19	1,776,773.67	0.67
California	19	4,739,827.69	1.78
Colorado	45	8,266,100.11	3.10
Connecticut	16	2,904,810.29	1.09
Delaware	9	1,546,045.40	0.58
Florida	151	20,121,211.14	7.55
Georgia	88	12,936,887.23	4.85
Illinois	50	7,396,780.95	2.77
Indiana	63	6,224,428.05	2.33
Iowa	12	1,229,455.62	0.46
Kansas	12	1,519,436.68	0.57
Kentucky	27	2,524,442.56	0.95
Louisiana	44	4,508,549.78	1.69
Maine	17	1,993,081.49	0.75
Maryland	90	17,426,959.67	6.54
Massachusetts	30	6,549,020.53	2.46
Michigan	121	16,357,940.69	6.14
Minnesota	42	7,431,471.94	2.79
Mississippi	31	2,885,020.19	1.08
Missouri	48	5,148,945.13	1.93
Nebraska	12	1,298,688.04	0.49
Nevada	7	1,012,416.59	0.38
New Hampshire	10	1,623,680.21	0.61
New Jersey	10	1,668,136.93	0.63
New Mexico	17	1,869,163.55	0.70
New York	56	9,331,719.71	3.50
North Carolina	99	10,899,335.76	4.09
Ohio	105	12,503,188.07	4.69
Oklahoma	43	4,593,185.94	1.72
Oregon	3	419,167.80	0.16
Pennsylvania	155	18,872,662.34	7.08
Rhode Island	3	471,934.11	0.18
South Carolina	38	4,056,668.55	1.52

Continued Next Page

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Tennessee	83	8,410,143.54	3.15
Texas	125	13,423,553.16	5.03
Utah	16	2,600,801.41	0.98
Virginia	124	19,781,056.10	7.42
Washington	11	2,447,882.19	0.92
Wisconsin	37	4,708,589.68	1.77
Wyoming	2	250,140.00	0.09
Total	1,992	$266,610,343.25	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	1,758	$228,060,989.70	85.54%
Stated Documentation	180	29,966,900.11	11.24
Alternative Documentation	54	8,582,453.44	3.22
Total	1,992	$266,610,343.25	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
501 - 525	34	$2,915,431.88	1.09%
526 - 550	140	12,968,786.81	4.86
551 - 575	192	21,001,497.24	7.88
576 - 600	237	30,519,544.90	11.45
601 - 625	395	52,614,299.81	19.73
626 - 650	365	52,000,986.30	19.50
651 - 675	234	35,649,002.06	13.37
676 - 700	133	20,507,751.35	7.69
701 - 725	118	17,130,892.91	6.43
726 - 750	63	10,350,104.29	3.88
751 - 775	57	7,801,679.36	2.93
776 - 800	16	1,961,931.73	0.74
801 - 814	8	1,188,434.61	0.45
Total	1,992	$266,610,343.25	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.300 - 5.000	18	$3,335,383.28	1.25%
5.001 - 6.000	322	58,076,402.88	21.78
6.001 - 7.000	708	106,189,244.40	39.83
7.001 - 8.000	537	63,813,368.34	23.94
8.001 - 9.000	298	26,343,414.96	9.88
9.001 - 10.000	88	7,365,521.33	2.76
10.001 - 11.000	19	1,360,582.84	0.51
11.001 - 11.400	2	126,425.22	0.05
Total	1,992	$266,610,343.25	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.780 - 5.000	14	$2,450,836.80	1.14%
5.001 - 6.000	215	37,866,753.79	17.56
6.001 - 7.000	559	84,314,560.70	39.10
7.001 - 8.000	407	54,608,256.39	25.32
8.001 - 9.000	292	29,164,704.52	13.52
9.001 - 10.000	62	5,721,883.73	2.65
10.001 - 11.000	17	1,384,216.54	0.64
11.001 - 11.130	2	147,800.22	0.07
Total	1,568	$215,659,012.69	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
10.300 - 11.000	18	$3,335,383.28	1.55%
11.001 - 12.000	287	51,251,245.18	23.76
12.001 - 13.000	536	81,078,253.77	37.60
13.001 - 14.000	400	50,327,064.69	23.34
14.001 - 15.000	242	22,265,068.38	10.32
15.001 - 16.000	70	6,238,482.10	2.89
16.001 - 17.000	14	1,089,340.07	0.51
17.001 - 17.300	1	74,175.22	0.03
Total	1,568	$215,659,012.69	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.300 - 5.000	18	$3,335,383.28	1.55%
5.001 - 6.000	287	51,251,245.18	23.76
6.001 - 7.000	536	81,078,253.77	37.60
7.001 - 8.000	400	50,327,064.69	23.34
8.001 - 9.000	242	22,265,068.38	10.32
9.001 - 10.000	70	6,238,482.10	2.89
10.001 - 11.000	14	1,089,340.07	0.51
11.001 - 11.300	1	74,175.22	0.03
Total	1,568	$215,659,012.69	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
05/01/05 - 05/31/05	1	$120,440.07	0.06%
06/01/05 - 06/30/05	1	213,742.01	0.10
10/01/05 - 10/31/05	1	49,773.73	0.02
11/01/05 - 11/30/05	8	1,060,731.85	0.49
12/01/05 - 12/31/05	17	2,123,550.37	0.98
01/01/06 - 01/31/06	39	4,589,649.22	2.13
02/01/06 - 02/28/06	115	14,784,621.70	6.86
03/01/06 - 03/31/06	394	50,347,205.95	23.35
04/01/06 - 04/30/06	644	90,234,027.41	41.84
05/01/06 - 05/31/06	176	25,129,152.91	11.65
06/01/06 - 06/30/06	1	480,000.00	0.22
11/01/06 - 11/30/06	1	126,588.07	0.06
12/01/06 - 12/31/06	3	309,594.81	0.14
01/01/07 - 01/31/07	4	710,972.63	0.33
02/01/07 - 02/28/07	6	1,032,712.16	0.48
03/01/07 - 03/31/07	50	7,858,626.18	3.64
04/01/07 - 04/30/07	85	13,278,074.74	6.16
05/01/07 - 05/31/07	22	3,209,548.88	1.49
Total	1,568	$215,659,012.69	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
3.000	1,568	$215,659,012.69	100.00%
Total	1,568	$215,659,012.69	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	1,568	$215,659,012.69	100.00%
Total	1,568	$215,659,012.69	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Month LIBOR	1,397	$189,132,895.22	70.94%
Fixed Rate 30 Year	352	44,586,184.81	16.72
3/27 6 Month LIBOR	171	26,526,117.47	9.95
Fixed Rate 15 Year	43	3,385,168.17	1.27
Fixed Rate 20 Year	24	2,368,819.06	0.89
Fixed Rate 25 Year	3	498,776.39	0.19
Fixed Rate 10 Year	2	112,382.13	0.04
Total	1,992	$266,610,343.25	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Prepayment Penalty	1,759	$241,073,278.56	90.42%
No Prepayment Penalty	233	25,537,064.69	9.58
Total	1,992	$266,610,343.25	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	233	$25,537,064.69	9.58%
12	47	8,566,407.11	3.21
24	1,155	158,014,260.22	59.27
30	16	3,001,604.28	1.13
36	541	71,491,006.95	26.81
Total	1,992	$266,610,343.25	100.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CashflowsM1 Prudential

Prepay Speed to maturity
FRM 75% PPC
ARM 35% CPR
LIBOR = 20%

Period	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*	*Accrued Interes*	*Couponcap Shortfa*	*Couponcap Accum Short*	*Couponcap Shortfall P*	*Coupon*	***Effective Coupon***
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
0	30-Jun-04	0	0	0	20,827,000.00	0	0	0	0	0.00000	0.00000
1	25-Jul-04	0	23,141.11	23,141.11	20,827,000.00	23,141.11	0	0	0	1.60000	1.60000
2	25-Aug-04	0	167,660.72	167,660.72	20,827,000.00	367,654.40	259,315.19	199,993.68	59,321.51	20.50000	9.34860
3	25-Sep-04	0	167,689.97	167,689.97	20,827,000.00	367,654.40	259,296.20	403,488.56	59,331.77	20.50000	9.35020
4	25-Oct-04	0	162,204.69	162,204.69	20,827,000.00	355,794.58	247,417.88	603,971.38	53,827.99	20.50000	9.34580
5	25-Nov-04	0	167,751.40	167,751.40	20,827,000.00	367,654.40	259,259.75	814,536.15	59,356.74	20.50000	9.35360
6	25-Dec-04	0	162,265.88	162,265.88	20,827,000.00	355,794.58	247,382.55	1,021,979.85	53,853.85	20.50000	9.34940
7	25-Jan-05	0	167,816.55	167,816.55	20,827,000.00	367,654.40	259,225.62	1,239,858.49	59,387.76	20.50000	9.35730
8	25-Feb-05	0	167,850.44	167,850.44	20,827,000.00	367,654.40	259,209.53	1,461,549.39	59,405.57	20.50000	9.35920
9	25-Mar-05	0	151,320.10	151,320.10	20,827,000.00	332,074.94	223,814.68	1,665,607.83	42,859.84	20.50000	9.34150
10	25-Apr-05	0	167,919.78	167,919.78	20,827,000.00	367,654.40	259,179.49	1,894,745.06	59,444.87	20.50000	9.36300
11	25-May-05	0	162,415.77	162,415.77	20,827,000.00	355,794.58	247,305.55	2,120,492.43	53,926.73	20.50000	9.35800
12	25-Jun-05	0	167,957.91	167,957.91	20,827,000.00	367,654.40	259,151.12	2,357,621.50	59,454.63	20.50000	9.36510
13	25-Jul-05	0	162,447.61	162,447.61	20,827,000.00	355,794.58	247,276.94	2,591,244.51	53,929.97	20.50000	9.35980
14	25-Aug-05	0	167,982.89	167,982.89	20,827,000.00	367,654.40	259,122.29	2,836,658.68	59,450.77	20.50000	9.36850
15	25-Sep-05	0	167,994.14	167,994.14	20,827,000.00	367,654.40	259,107.71	3,086,393.85	59,447.45	20.50000	9.36720
16	25-Oct-05	0	162,482.33	162,482.33	20,827,000.00	355,794.58	247,233.20	3,332,431.99	53,920.95	20.50000	9.36180
17	25-Nov-05	0	168,014.12	168,014.12	20,827,000.00	367,654.40	259,078.24	3,590,898.96	59,437.95	20.50000	9.36830
18	25-Dec-05	0	162,501.17	162,501.17	20,827,000.00	355,794.58	247,203.53	3,845,536.89	53,910.12	20.50000	9.36290
19	25-Jan-06	0	168,030.48	168,030.48	20,827,000.00	367,654.40	259,048.36	4,113,045.23	59,424.44	20.50000	9.36920
20	25-Feb-06	0	168,037.23	168,037.23	20,827,000.00	367,654.40	259,033.28	4,385,269.07	59,416.11	20.50000	9.36960
21	25-Mar-06	0	151,481.09	151,481.09	20,827,000.00	332,074.94	223,438.64	4,635,783.60	42,844.79	20.50000	9.35140
22	25-Apr-06	0	167,652.10	167,652.10	20,827,000.00	367,654.40	256,142.39	4,917,620.36	56,140.09	20.50000	9.34810
23	25-May-06	0	157,903.78	157,903.78	20,827,000.00	355,794.58	220,314.68	5,199,520.52	22,423.87	20.50000	9.09800
24	25-Jun-06	0	163,358.67	163,358.67	20,827,000.00	367,654.40	232,333.81	5,495,602.23	28,038.08	20.50000	9.10870
25	25-Jul-06	0	156,939.28	156,939.28	20,827,000.00	355,794.58	216,874.09	5,788,340.74	18,018.79	20.50000	9.04250
26	25-Aug-06	0	162,377.79	162,377.79	20,827,000.00	367,654.40	228,921.30	6,095,797.64	23,644.68	20.50000	9.05400
27	25-Sep-06	0	162,297.98	162,297.98	20,827,000.00	367,654.40	229,109.80	6,408,761.82	23,753.38	20.50000	9.04960
28	25-Oct-06	0	156,554.00	156,554.00	20,827,000.00	355,794.58	216,523.11	6,717,485.42	17,282.52	20.50000	9.02030
29	25-Nov-06	0	160,454.29	160,454.29	20,827,000.00	367,654.40	220,881.26	7,043,267.82	13,681.15	20.50000	8.94680
30	25-Dec-06	0	154,832.65	154,832.65	20,827,000.00	355,794.58	209,272.22	7,364,552.24	8,310.28	20.50000	8.92110
31	25-Jan-07	0	159,946.22	159,946.22	20,827,000.00	367,654.40	220,181.94	7,702,265.23	12,473.75	20.50000	8.91840
32	25-Feb-07	0	159,836.73	159,836.73	20,827,000.00	367,654.40	220,443.78	8,046,049.28	12,626.11	20.50000	8.91230
33	25-Mar-07	0	146,947.52	146,947.52	20,827,000.00	332,074.94	185,127.43	8,359,466.49	0	20.50000	9.07150

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interes	Couponcap Shortfa	Couponcap Accum Short	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
34	25-Apr-07	0	159,411.94	159,411.94	20,827,000.00	367,654.40	219,867.72	8,715,276.76	11,625.26	20.50000	8.88860
35	25-May-07	0	157,646.07	157,646.07	20,827,000.00	355,794.58	198,148.52	9,062,311.25	0	20.50000	9.08320
36	25-Jun-07	0	157,335.28	157,335.28	20,827,000.00	367,654.40	210,319.13	9,432,605.35	0	20.50000	8.77280
37	25-Jul-07	0	158,636.62	158,636.62	20,827,000.00	355,794.58	197,157.96	9,790,903.65	0	20.50000	9.14020
38	25-Aug-07	0	158,269.31	158,269.31	20,827,000.00	367,654.40	209,385.10	10,173,125.39	0	20.50000	8.82490
39	25-Sep-07	0	157,900.71	157,900.71	20,827,000.00	367,654.40	209,753.70	10,562,463.01	0	20.50000	8.80440
40	25-Oct-07	0	158,441.35	158,441.35	20,827,000.00	355,794.58	197,353.24	10,940,258.33	0	20.50000	9.12900
41	25-Nov-07	0	165,965.31	165,965.31	20,827,000.00	367,654.40	201,689.09	11,335,073.37	0	20.50000	9.25400
42	25-Dec-07	0	165,536.90	165,536.90	20,827,000.00	355,794.58	190,257.69	11,718,971.90	0	20.50000	9.53780
43	25-Jan-08	0	166,350.73	166,350.73	20,827,000.00	367,654.40	201,303.68	12,127,147.98	0	20.50000	9.27550
44	25-Feb-08	0	165,896.85	165,896.85	20,827,000.00	367,654.40	201,757.55	12,542,983.38	0	20.50000	9.25020
45	25-Mar-08	0	165,441.91	165,441.91	20,827,000.00	343,934.76	178,492.85	12,928,609.66	0	20.50000	9.86110
46	25-Apr-08	0	165,054.12	165,054.12	20,827,000.00	367,654.40	202,600.28	13,359,435.81	0	20.50000	9.20320
47	25-May-08	0	165,443.66	165,443.66	20,827,000.00	355,794.58	190,350.92	13,778,010.43	0	20.50000	9.53250
48	25-Jun-08	0	164,990.41	164,990.41	20,827,000.00	367,654.40	202,664.00	14,223,894.59	0	20.50000	9.19970
49	25-Jul-08	2,212,690.86	164,676.21	2,377,367.07	18,614,309.14	355,794.58	191,118.38	14,658,004.50	0	20.50000	9.48820
50	25-Aug-08	2,537,369.07	146,762.19	2,684,131.26	16,076,940.07	328,594.26	181,832.07	15,098,591.07	0	20.50000	9.15600
51	25-Sep-08	2,461,193.40	126,394.65	2,587,588.06	13,615,746.66	283,802.65	157,408.00	15,522,531.14	0	20.50000	9.12990
52	25-Oct-08	2,387,456.32	106,780.47	2,494,236.79	11,228,290.35	232,602.34	125,821.86	15,913,529.57	0	20.50000	9.41090
53	25-Nov-08	1,673,834.77	88,232.38	1,762,067.15	9,554,455.57	198,210.51	109,978.13	16,304,425.71	0	20.50000	9.12550
54	25-Dec-08	957,087.54	74,865.44	1,031,952.98	8,597,368.04	163,221.95	88,356.51	16,671,316.16	0	20.50000	9.40280
55	25-Jan-09	229,654.44	67,228.14	296,882.58	8,367,713.59	151,767.43	84,539.29	17,050,150.48	0	20.50000	9.08080
56	25-Feb-09	222,846.87	65,239.64	288,086.51	8,144,866.73	147,713.39	82,473.75	17,433,606.75	0	20.50000	9.05410
57	25-Mar-09	216,258.02	63,314.61	279,572.64	7,928,608.70	129,865.38	66,550.76	17,778,126.68	0	20.50000	9.99460
58	25-Apr-09	209,880.53	61,450.93	271,331.46	7,718,728.17	139,961.97	78,511.04	18,170,471.04	0	20.50000	9.00060
59	25-May-09	203,707.27	59,646.53	263,353.80	7,515,020.91	131,861.61	72,215.08	18,553,098.34	0	20.50000	9.27300
60	25-Jun-09	197,731.37	57,899.43	255,630.79	7,317,289.54	132,660.99	74,761.57	18,955,373.63	0	20.50000	8.94720
61	25-Jul-09	191,946.19	56,207.71	248,153.90	7,125,343.35	125,003.70	68,795.99	19,347,990.58	0	20.50000	9.21780
62	25-Aug-09	186,345.32	54,569.52	240,914.85	6,938,998.03	125,782.10	71,212.58	19,760,748.94	0	20.50000	8.89380
63	25-Sep-09	180,922.59	52,983.08	233,905.67	6,758,075.44	122,492.59	69,509.51	20,179,090.56	0	20.50000	8.86710
64	25-Oct-09	175,672.01	51,446.65	227,118.66	6,582,403.43	115,450.46	64,003.80	20,587,820.49	0	20.50000	9.13510
65	25-Nov-09	170,587.82	49,958.57	220,546.39	6,411,815.62	116,197.71	66,239.13	21,017,491.85	0	20.50000	8.81390
66	25-Dec-09	165,664.45	48,517.24	214,181.68	6,246,151.17	109,535.18	61,017.95	21,437,558.61	0	20.50000	9.08020
67	25-Jan-10	160,896.52	47,121.08	208,017.60	6,085,254.65	110,261.92	63,140.84	21,879,131.91	0	20.50000	8.76080
68	25-Feb-10	156,278.84	45,768.62	202,047.46	5,928,975.81	107,421.65	61,653.03	22,327,012.39	0	20.50000	8.73430
69	25-Mar-10	151,806.41	44,458.38	196,264.79	5,777,169.40	94,534.23	50,075.84	22,733,080.04	0	20.50000	9.64090
70	25-Apr-10	147,474.37	43,188.99	190,663.36	5,629,695.03	101,983.09	58,794.10	23,193,176.15	0	20.50000	8.68160
71	25-May-10	143,278.06	41,959.07	185,237.13	5,486,416.97	96,173.96	54,214.88	23,643,607.80	0	20.50000	8.94380
72	25-Jun-10	139,212.96	40,767.34	179,980.30	5,347,204.01	96,850.50	56,083.16	24,117,066.31	0	20.50000	8.62910
73	25-Jul-10	135,274.71	39,612.52	174,887.23	5,211,929.30	91,348.07	51,735.55	24,580,801.74	0	20.50000	8.88970
74	25-Aug-10	131,459.10	38,493.40	169,952.51	5,080,470.20	92,005.03	53,511.63	25,068,232.80	0	20.50000	8.57690
75	25-Sep-10	127,762.08	37,408.81	165,170.88	4,952,708.12	89,684.41	52,275.60	25,563,032.35	0	20.50000	8.55090
76	25-Oct-10	124,179.70	36,357.60	160,537.30	4,828,528.42	84,608.76	48,251.16	26,047,985.32	0	20.50000	8.80910
77	25-Nov-10	120,708.19	35,338.68	156,046.87	4,707,820.23	85,236.94	49,898.26	26,557,702.87	0	20.50000	8.49920
78	25-Dec-10	117,343.88	34,350.99	151,694.87	4,590,476.35	80,425.26	46,074.27	27,057,471.23	0	20.50000	8.75590

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interes	Couponcap Shortfa	Couponcap Accum Short	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
79	25-Jan-11	114,083.23	33,393.52	147,476.75	4,476,393.12	81,034.66	47,641.14	27,582,751.90	0	20.50000	8.44780
80	25-Feb-11	110,922.83	32,465.25	143,388.09	4,365,470.29	79,020.77	46,555.52	28,116,219.61	0	20.50000	8.42230
81	25-Mar-11	107,859.39	31,565.26	139,424.64	4,257,610.90	69,605.00	38,039.74	28,602,556.85	0	20.50000	9.29660
82	25-Apr-11	104,889.71	30,692.60	135,582.31	4,152,721.19	75,158.66	44,466.06	29,151,937.49	0	20.50000	8.37160
83	25-May-11	102,010.72	29,846.39	131,857.11	4,050,710.48	71,807.47	41,961.08	29,697,984.16	0	20.75000	8.62460
84	25-Jun-11	99,219.44	29,025.77	128,245.21	3,951,491.04	72,378.32	43,352.55	30,271,981.94	0	20.75000	8.32130
85	25-Jul-11	96,513.01	28,229.91	124,742.92	3,854,978.02	68,327.87	40,097.96	30,835,532.81	0	20.75000	8.57290
86	25-Aug-11	93,888.66	27,458.00	121,346.66	3,761,089.37	68,880.96	41,422.96	31,427,926.89	0	20.75000	8.27160
87	25-Sep-11	91,343.70	26,709.27	118,052.97	3,669,745.67	67,203.35	40,494.08	32,029,976.91	0	20.75000	8.24690
88	25-Oct-11	88,875.54	25,982.97	114,858.51	3,580,870.13	63,456.02	37,473.05	32,621,301.65	0	20.75000	8.49640
89	25-Nov-11	86,481.69	25,278.37	111,760.06	3,494,388.44	63,983.19	38,704.82	33,242,885.70	0	20.75000	8.19790
90	25-Dec-11	84,159.74	24,594.77	108,754.51	3,410,228.70	60,423.80	35,829.03	33,853,539.63	0	20.75000	8.44600
91	25-Jan-12	81,907.34	23,931.50	105,838.84	3,328,321.36	60,934.16	37,002.66	34,495,439.21	0	20.75000	8.14940
92	25-Feb-12	79,722.25	23,287.90	103,010.16	3,248,599.10	59,470.63	36,182.73	35,147,988.36	0	20.75000	8.12540
93	25-Mar-12	77,602.29	22,663.35	100,265.64	3,170,996.81	54,301.24	31,637.89	35,767,134.64	0	20.75000	8.66030
94	25-Apr-12	75,545.36	22,057.22	97,602.58	3,095,451.45	56,659.55	34,602.33	36,440,826.12	0	20.75000	8.07790
95	25-May-12	73,549.42	21,468.94	95,018.35	3,021,902.04	53,525.51	32,056.58	37,103,005.31	0	20.75000	8.32280
96	25-Jun-12	71,612.50	20,897.93	92,510.43	2,950,289.53	53,995.51	33,097.59	37,799,061.46	0	20.75000	8.03090
97	25-Jul-12	69,732.72	20,343.64	90,076.36	2,880,556.81	51,015.42	30,671.79	38,483,342.02	0	20.75000	8.27460
98	25-Aug-12	67,908.24	19,805.54	87,713.78	2,812,648.57	51,469.95	31,664.41	39,202,628.92	0	20.75000	7.98460
99	25-Sep-12	66,137.28	19,283.11	85,420.39	2,746,511.29	50,256.56	30,973.45	39,934,077.13	0	20.75000	7.96160
100	25-Oct-12	64,418.14	18,775.86	83,194.00	2,682,093.14	47,491.76	28,715.90	40,653,319.77	0	20.75000	8.20350
101	25-Nov-12	62,749.16	18,283.31	81,032.47	2,619,343.98	47,923.79	29,640.48	41,409,356.03	0	20.75000	7.91630
102	25-Dec-12	61,128.74	17,804.99	78,933.73	2,558,215.24	45,292.82	27,487.84	42,152,880.65	0	20.75000	8.15700
103	25-Jan-13	59,555.34	17,340.45	76,895.79	2,498,659.89	45,710.33	28,369.88	42,934,440.54	0	20.75000	7.87160
104	25-Feb-13	58,027.47	16,889.27	74,916.73	2,440,632.43	44,646.19	27,756.93	43,729,352.44	0	20.75000	7.84950
105	25-Mar-13	56,543.67	16,451.01	72,994.68	2,384,088.76	39,389.10	22,938.09	44,458,033.69	0	20.75000	8.66630
106	25-Apr-13	55,102.56	16,025.28	71,127.84	2,328,986.20	42,599.03	26,573.75	45,278,986.05	0	20.75000	7.80590
107	25-May-13	53,702.79	15,611.68	69,314.47	2,275,283.41	40,272.05	24,660.37	46,086,595.56	0	20.75000	8.04390
108	25-Jun-13	52,343.05	15,209.84	67,552.89	2,222,940.36	40,654.89	25,445.05	46,935,518.46	0	20.75000	7.76300
109	25-Jul-13	51,022.09	14,819.38	65,841.47	2,171,918.28	38,438.34	23,618.96	47,770,730.76	0	20.75000	7.99990
110	25-Aug-13	49,738.69	14,439.96	64,178.65	2,122,179.59	38,807.96	24,368.00	48,648,668.82	0	20.75000	7.72080
111	25-Sep-13	48,491.66	14,071.23	62,562.89	2,073,687.93	37,919.22	23,847.99	49,541,773.93	0	20.75000	7.70000
112	25-Oct-13	47,279.89	13,712.86	60,992.74	2,026,408.04	35,857.52	22,144.66	50,420,578.44	0	20.75000	7.93530
113	25-Nov-13	46,102.25	13,364.53	59,466.78	1,980,305.79	36,207.97	22,843.45	51,344,339.58	0	20.75000	7.65890
114	25-Dec-13	44,957.70	13,025.92	57,983.62	1,935,348.09	34,242.79	21,216.86	52,253,385.65	0	20.75000	7.89330
115	25-Jan-14	43,845.19	12,696.75	56,541.95	1,891,502.90	34,580.91	21,884.15	53,208,938.20	0	20.75000	7.61860
116	25-Feb-14	42,763.75	12,376.72	55,140.47	1,848,739.15	33,797.48	21,420.76	54,181,097.18	0	20.75000	7.59870
117	25-Mar-14	41,712.40	12,065.55	53,777.96	1,807,026.74	29,836.60	17,771.04	55,073,290.93	0	20.75000	8.39100
118	25-Apr-14	40,648.98	11,762.97	52,411.96	1,766,377.76	32,288.05	20,525.08	56,077,868.64	0	20.75000	7.55950
119	25-May-14	39,656.10	11,468.97	51,125.07	1,726,721.66	30,543.62	19,074.64	57,066,623.09	0	20.75000	7.79150
120	25-Jun-14	38,690.60	11,183.04	49,873.64	1,688,031.06	30,853.16	19,670.12	58,105,962.80	0	20.75000	7.52100
121	25-Jul-14	37,751.64	10,904.93	48,656.57	1,650,279.42	29,188.87	18,283.94	59,128,995.69	0	20.75000	7.75220
122	25-Aug-14	36,838.40	10,634.40	47,472.81	1,613,441.02	29,487.28	18,852.88	60,204,368.74	0	20.75000	7.48340
123	25-Sep-14	35,950.11	10,371.24	46,321.35	1,577,490.90	28,829.05	18,457.82	61,298,561.57	0	20.75000	7.46480

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere:	Couponcap Shortfa	Couponcap Accum Short	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
124	25-Oct-14	35,086.00	10,115.21	45,201.21	1,542,404.90	27,277.45	17,162.24	62,375,678.10	0	20.75000	7.69470
125	25-Nov-14	34,245.34	9,866.10	44,111.44	1,508,159.56	27,559.78	17,693.68	63,507,903.86	0	20.75000	7.42830
126	25-Dec-14	33,427.42	9,623.70	43,051.11	1,474,732.14	26,078.59	16,454.89	64,622,516.26	0	20.75000	7.65730
127	25-Jan-15	32,631.54	9,387.81	42,019.35	1,442,100.60	26,350.60	16,962.78	65,794,157.76	0	20.75000	7.39250
128	25-Feb-15	31,857.04	9,158.24	41,015.29	1,410,243.56	25,767.53	16,609.29	66,986,380.71	0	20.75000	7.37490
129	25-Mar-15	31,103.29	8,934.80	40,038.09	1,379,140.27	22,759.76	13,824.96	68,081,291.43	0	20.75000	8.14580
130	25-Apr-15	30,369.65	8,717.31	39,086.96	1,348,770.63	24,642.56	15,925.24	69,313,696.97	0	20.75000	7.34030
131	25-May-15	29,655.52	8,505.59	38,161.11	1,319,115.10	23,322.49	14,816.90	70,527,063.21	0	20.75000	7.56740
132	25-Jun-15	28,960.33	8,299.47	37,259.80	1,290,154.78	23,570.02	15,270.55	71,802,515.25	0	20.75000	7.30650
133	25-Jul-15	28,283.50	8,098.79	36,382.29	1,261,871.28	22,308.93	14,210.14	73,058,310.55	0	20.75000	7.53290
134	25-Aug-15	27,624.49	7,903.38	35,527.87	1,234,246.79	22,547.19	14,643.81	74,378,364.31	0	20.75000	7.27340
135	25-Sep-15	26,982.78	7,713.09	34,695.87	1,207,264.01	22,053.59	14,340.50	75,721,701.55	0	20.75000	7.25720
136	25-Oct-15	26,357.85	7,527.78	33,885.62	1,180,906.16	20,875.61	13,347.83	77,044,403.80	0	20.75000	7.48250
137	25-Nov-15	25,749.20	7,347.29	33,096.49	1,155,156.96	21,100.50	13,753.21	78,434,790.70	0	20.75000	7.22520
138	25-Dec-15	25,156.36	7,171.48	32,327.85	1,130,000.59	19,974.59	12,803.11	79,803,862.06	0	20.75000	7.44990
139	25-Jan-16	24,578.87	7,000.23	31,579.10	1,105,421.72	20,190.91	13,190.68	81,242,992.58	0	20.75000	7.19410
140	25-Feb-16	24,016.28	6,833.40	30,849.67	1,081,405.45	19,751.74	12,918.34	82,707,565.23	0	20.75000	7.17880
141	25-Mar-16	23,468.14	6,670.86	30,139.00	1,057,937.31	18,075.99	11,405.14	84,101,450.29	0	20.75000	7.65770
142	25-Apr-16	22,934.05	6,512.48	29,446.53	1,035,003.26	18,903.28	12,390.80	85,616,570.48	0	20.75000	7.14870
143	25-May-16	22,413.59	6,358.16	28,771.74	1,012,589.67	17,896.93	11,538.78	87,108,562.45	0	20.75000	7.37180
144	25-Jun-16	21,906.37	6,207.76	28,114.13	990,683.31	18,093.01	11,885.25	88,676,908.33	0	20.75000	7.11940
145	25-Jul-16	21,412.01	6,061.19	27,473.20	969,271.30	17,130.57	11,069.37	90,221,349.25	0	20.75000	7.34180
146	25-Aug-16	20,930.13	5,918.33	26,848.46	948,341.17	17,318.99	11,400.66	91,844,829.99	0	20.75000	7.09080
147	25-Sep-16	20,460.39	5,779.08	26,239.47	927,880.78	16,945.01	11,165.93	93,497,084.45	0	20.75000	7.07680
148	25-Oct-16	20,002.43	5,643.33	25,645.77	907,878.34	16,044.61	10,401.27	95,124,206.14	0	20.75000	7.29830
149	25-Nov-16	19,555.93	5,510.99	25,066.92	888,322.41	16,222.02	10,711.03	96,834,601.77	0	20.75000	7.04920
150	25-Dec-16	19,120.54	5,381.96	24,502.50	869,201.87	15,360.58	9,978.62	98,519,012.05	0	20.75000	7.27030
151	25-Jan-17	18,695.97	5,256.15	23,952.11	850,505.90	15,530.95	10,274.80	100,289,630.03	0	20.75000	7.02240
152	25-Feb-17	18,281.90	5,133.46	23,415.36	832,224.01	15,196.89	10,063.42	102,091,674.13	0	20.75000	7.00930
153	25-Mar-17	17,878.03	5,013.82	22,891.85	814,345.97	13,431.17	8,417.35	103,747,737.67	0	20.75000	7.74590
154	25-Apr-17	17,484.09	4,897.13	22,381.23	796,861.88	14,550.78	9,653.64	105,611,161.65	0	20.75000	6.98350
155	25-May-17	17,099.80	4,783.32	21,883.12	779,762.09	13,779.07	8,995.75	107,446,350.40	0	20.75000	7.20320
156	25-Jun-17	16,724.88	4,672.31	21,397.19	763,037.21	13,932.83	9,260.52	109,375,468.28	0	20.75000	6.95840
157	25-Jul-17	16,359.07	4,564.01	20,923.09	746,678.14	13,194.19	8,630.17	111,275,382.59	0	20.75000	7.17770
158	25-Aug-17	16,002.13	4,458.36	20,460.49	730,676.01	13,341.69	8,883.32	113,272,540.64	0	20.75	6.934
159	25-Sep-17	15,653.81	4,355.28	20,009.09	715,022.20	13,055.76	8,700.47	115,305,201.16	0	20.75	6.922
160	25-Oct-17	15,313.87	4,254.71	19,568.58	699,708.33	12,363.93	8,109.22	117,307,129.48	0	20.75	7.1405
161	25-Nov-17	14,982.08	4,156.57	19,138.64	684,726.25	12,502.43	8,345.86	119,411,525.65	0	20.75	6.8986
162	25-Dec-17	14,658.22	4,060.79	18,719.01	670,068.04	11,840.06	7,779.26	121,484,129.21	0	20.75	7.1166
163	25-Jan-18	14,342.07	3,967.33	18,309.40	655,725.97	11,972.81	8,005.49	123,662,819.86	0	20.75	6.8757
164	25-Feb-18	14,033.43	3,876.10	17,909.53	641,692.54	11,716.55	7,840.45	125,880,274.44	0	20.75	6.8646
165	25-Mar-18	13,732.08	3,787.06	17,519.14	627,960.46	10,356.20	6,569.14	127,918,411.35	0	20.75	7.5879
166	25-Apr-18	13,437.84	3,700.14	17,137.99	614,522.62	11,220.43	7,520.29	130,211,584.92	0	20.75	6.8427
167	25-May-18	13,150.52	3,615.29	16,765.81	601,372.10	10,626.12	7,010.83	132,470,171.07	0	20.75	7.0597
168	25-Jun-18	12,869.92	3,532.46	16,402.38	588,502.18	10,745.35	7,212.89	134,844,368.34	0	20.75	6.8214

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interes	Couponcap Shortfa	Couponcap Accum Short.	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
169	25-Jul-18	12,595.87	3,451.58	16,047.45	575,906.31	10,176.18	6,724.60	137,182,776.81	0	20.75	7.038
170	25-Aug-18	12,328.19	3,372.61	15,700.81	563,578.12	10,290.33	6,917.71	139,640,884.00	0	20.75	6.8007
171	25-Sep-18	12,066.72	3,295.51	15,362.23	551,511.40	10,070.05	6,774.54	142,142,769.61	0	20.75	6.7906
172	25-Oct-18	35,876.90	3,220.21	39,097.10	515,634.50	9,536.55	6,316.34	144,606,971.34	0	20.75	7.0067
173	25-Nov-18	80,695.56	3,006.36	83,701.91	434,938.94	9,213.39	6,207.03	147,197,023.77	0	20.75	6.7708
174	25-Dec-18	77,987.86	2,532.23	80,520.09	356,951.09	7,520.82	4,988.59	149,747,294.23	0	20.75	6.9864
175	25-Jan-19	76,346.15	2,075.24	78,421.40	280,604.93	6,378.02	4,302.78	152,427,289.98	0	20.75	6.7515
176	25-Feb-19	74,741.89	1,629.11	76,370.99	205,863.05	5,013.86	3,384.76	155,154,254.02	0	20.75	6.7421
177	25-Mar-19	46,845.60	1,193.53	48,039.13	159,017.45	3,322.40	2,128.87	157,660,400.16	0	20.75	7.4542
178	25-Apr-19	37,399.48	920.68	38,320.16	121,617.97	2,841.33	1,920.65	160,479,405.60	0	20.75	6.7236
179	25-May-19	38,065.95	703.21	38,769.15	83,552.02	2,102.98	1,399.77	163,255,761.76	0	20.75	6.9385
180	25-Jun-19	35,054.25	482.46	35,536.71	48,497.77	1,492.91	1,010.45	166,173,835.23	0	20.75	6.7058
181	25-Jul-19	34,082.07	279.68	34,361.74	14,415.70	838.61	558.93	169,047,816.73	0	20.75	6.9201
182	25-Aug-19	14,415.70	83.02	14,498.72	0	257.58	174.56	172,068,547.07	0	20.75	6.6881
183	25-Sep-19	0	0	0	0	0	0	175,143,077.42	0	0	0
184	25-Oct-19	0	0	0	0	0	0	178,171,593.14	0	0	0
185	25-Nov-19	0	0	0	0	0	0	181,355,173.06	0	0	0
186	25-Dec-19	0	0	0	0	0	0	184,491,106.26	0	0	0
187	25-Jan-20	0	0	0	0	0	0	187,787,603.60	0	0	0
188	25-Feb-20	0	0	0	0	0	0	191,143,002.93	0	0	0
189	25-Mar-20	0	0	0	0	0	0	194,338,011.32	0	0	0
190	25-Apr-20	0	0	0	0	0	0	197,810,453.71	0	0	0
191	25-May-20	0	0	0	0	0	0	201,230,926.13	0	0	0
192	25-Jun-20	0	0	0	0	0	0	204,826,531.50	0	0	0
193	25-Jul-20	0	0	0	0	0	0	208,368,323.61	0	0	0
194	25-Aug-20	0	0	0	0	0	0	212,091,460.39	0	0	0
195	25-Sep-20	0	0	0	0	0	0	215,881,122.39	0	0	0
196	25-Oct-20	0	0	0	0	0	0	219,614,066.80	0	0	0
197	25-Nov-20	0	0	0	0	0	0	223,538,143.14	0	0	0
198	25-Dec-20	0	0	0	0	0	0	227,403,490.20	0	0	0
199	25-Jan-21	0	0	0	0	0	0	231,466,748.40	0	0	0
200	25-Feb-21	0	0	0	0	0	0	235,602,609.12	0	0	0
201	25-Mar-21	0	0	0	0	0	0	239,404,973.45	0	0	0
202	25-Apr-21	0	0	0	0	0	0	243,682,674.81	0	0	0
203	25-May-21	0	0	0	0	0	0	247,896,354.40	0	0	0
204	25-Jun-21	0	0	0	0	0	0	252,325,780.23	0	0	0
205	25-Jul-21	0	0	0	0	0	0	256,688,913.51	0	0	0
206	25-Aug-21	0	0	0	0	0	0	261,275,445.28	0	0	0
207	25-Sep-21	0	0	0	0	0	0	265,943,929.45	0	0	0
208	25-Oct-21	0	0	0	0	0	0	270,542,543.23	0	0	0
209	25-Nov-21	0	0	0	0	0	0	275,376,612.43	0	0	0
210	25-Dec-21	0	0	0	0	0	0	280,138,333.02	0	0	0
211	25-Jan-22	0	0	0	0	0	0	285,143,860.31	0	0	0
212	25-Feb-22	0	0	0	0	0	0	290,238,826.65	0	0	0
213	25-Mar-22	0	0	0	0	0	0	294,922,958.82	0	0	0
214	25-Apr-22	0	0	0	0	0	0	300,192,658.64	0	0	0

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CashflowsM2 Prudential

Prepay Speed to maturity
FRM 75% PPC
ARM 35% CPR
LIBOR = 20%

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shor	Couponcap Shortfall I	Coupon	Effective Coupon
Total		20,827,000.00	10,338,871.87	31,165,871.87		23,532,632.40	14,563,732.30		1,369,971.77		
0	30-Jun-04	0	0	0	20,827,000.00	0	0	0	0	0.00000	0.00000
1	25-Jul-04	0	23,864.27	23,864.27	20,827,000.00	23,864.27	0	0	0	1.65000	1.65000
2	25-Aug-04	0	167,660.72	167,660.72	20,827,000.00	368,551.12	260,211.91	200,890.40	59,321.51	20.55000	9.34860
3	25-Sep-04	0	167,689.97	167,689.97	20,827,000.00	368,551.12	260,192.92	405,306.48	59,331.77	20.55000	9.35020
4	25-Oct-04	0	162,204.69	162,204.69	20,827,000.00	356,662.38	248,285.68	606,705.03	53,827.99	20.55000	9.34580
5	25-Nov-04	0	167,751.40	167,751.40	20,827,000.00	368,551.12	260,156.46	818,240.90	59,356.74	20.55000	9.35360
6	25-Dec-04	0	162,265.88	162,265.88	20,827,000.00	356,662.38	248,250.34	1,026,649.77	53,853.85	20.55000	9.34940
7	25-Jan-05	0	167,816.55	167,816.55	20,827,000.00	368,551.12	260,122.33	1,245,551.77	59,387.76	20.55000	9.35730
8	25-Feb-05	0	167,850.44	167,850.44	20,827,000.00	368,551.12	260,106.25	1,468,293.52	59,405.57	20.55000	9.35920
9	25-Mar-05	0	151,320.10	151,320.10	20,827,000.00	332,884.88	224,424.62	1,673,326.52	42,859.84	20.55000	9.34150
10	25-Apr-05	0	167,919.78	167,919.78	20,827,000.00	368,551.12	260,076.21	1,903,568.78	59,444.87	20.55000	9.36300
11	25-May-05	0	162,415.77	162,415.77	20,827,000.00	356,662.38	248,173.34	2,130,414.00	53,926.73	20.55000	9.35800
12	25-Jun-05	0	167,957.91	167,957.91	20,827,000.00	368,551.12	260,047.84	2,368,706.66	59,454.63	20.55000	9.36510
13	25-Jul-05	0	162,447.61	162,447.61	20,827,000.00	356,662.38	248,144.73	2,603,485.52	53,929.97	20.55000	9.35980
14	25-Aug-05	0	167,982.89	167,982.89	20,827,000.00	368,551.12	260,019.00	2,850,124.59	59,450.77	20.55000	9.36650
15	25-Sep-05	0	167,994.14	167,994.14	20,827,000.00	368,551.12	260,004.42	3,101,116.90	59,447.45	20.55000	9.36720
16	25-Oct-05	0	162,482.33	162,482.33	20,827,000.00	356,662.38	248,101.00	3,348,403.57	53,920.95	20.55000	9.36180
17	25-Nov-05	0	168,014.12	168,014.12	20,827,000.00	368,551.12	259,974.95	3,608,193.36	59,437.95	20.55000	9.36830
18	25-Dec-05	0	162,501.17	162,501.17	20,827,000.00	356,662.38	248,071.32	3,864,144.88	53,910.12	20.55000	9.36290
19	25-Jan-06	0	168,030.48	168,030.48	20,827,000.00	368,551.12	259,945.08	4,133,044.79	59,424.44	20.55000	9.36920
20	25-Feb-06	0	168,037.23	168,037.23	20,827,000.00	368,551.12	259,930.00	4,406,696.35	59,416.11	20.55000	9.36960
21	25-Mar-06	0	151,481.09	151,481.09	20,827,000.00	332,884.88	224,248.58	4,658,533.84	42,844.79	20.55000	9.35140
22	25-Apr-06	0	167,652.10	167,652.10	20,827,000.00	368,551.12	257,039.11	4,941,869.49	56,140.09	20.55000	9.34810
23	25-May-06	0	157,903.78	157,903.78	20,827,000.00	356,662.38	221,182.47	5,225,257.61	22,423.87	20.55000	9.09800
24	25-Jun-06	0	163,358.67	163,358.67	20,827,000.00	368,551.12	233,230.52	5,522,915.34	28,038.08	20.55000	9.10870
25	25-Jul-06	0	156,939.28	156,939.28	20,827,000.00	356,662.38	217,741.88	5,817,218.36	18,018.79	20.55000	9.04250
26	25-Aug-06	0	162,377.79	162,377.79	20,827,000.00	368,551.12	229,818.02	6,126,332.22	23,644.68	20.55000	9.05400
27	25-Sep-06	0	162,297.98	162,297.98	20,827,000.00	368,551.12	230,006.51	6,440,995.91	23,753.38	20.55000	9.04960
28	25-Oct-06	0	156,554.00	156,554.00	20,827,000.00	356,662.38	217,390.90	6,751,406.35	17,282.52	20.55000	9.02030
29	25-Nov-06	0	160,454.29	160,454.29	20,827,000.00	368,551.12	221,777.98	7,078,974.94	13,681.15	20.55000	8.94680
30	25-Dec-06	0	154,832.65	154,832.65	20,827,000.00	356,662.38	210,140.01	7,402,032.11	8,310.28	20.55000	8.92110
31	25-Jan-07	0	159,946.22	159,946.22	20,827,000.00	368,551.12	221,078.65	7,741,622.14	12,473.75	20.55000	8.91840
32	25-Feb-07	0	159,836.73	159,836.73	20,827,000.00	368,551.12	221,340.50	8,087,330.99	12,626.11	20.55000	8.91230
33	25-Mar-07	0	146,947.52	146,947.52	20,827,000.00	332,884.88	185,937.37	8,402,530.86	0	20.55000	9.07150
34	25-Apr-07	0	159,411.94	159,411.94	20,827,000.00	368,551.12	220,764.44	8,760,359.82	11,625.26	20.55000	8.88860
35	25-May-07	0	157,646.07	157,646.07	20,827,000.00	356,662.38	199,016.31	9,109,397.29	0	20.55000	9.08320
36	25-Jun-07	0	157,335.28	157,335.28	20,827,000.00	368,551.12	211,215.85	9,481,811.52	0	20.55000	8.77280

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shor	Couponcap Shortfall I	Coupon	Effective Coupon
Total		20,827,000.00	10,338,871.87	31,165,871.87		23,532,632.40	14,563,732.30		1,369,971.77		
37	25-Jul-07	0	158,636.62	158,636.62	20,827,000.00	356,662.38	198,025.75	9,842,213.29	0	20.55000	9.14020
38	25-Aug-07	0	158,269.31	158,269.31	20,827,000.00	368,551.12	210,281.82	10,226,661.27	0	20.55000	8.82490
39	25-Sep-07	0	157,900.71	157,900.71	20,827,000.00	368,551.12	210,650.41	10,618,280.98	0	20.55000	8.80440
40	25-Oct-07	0	158,441.35	158,441.35	20,827,000.00	356,662.38	198,221.03	10,998,340.07	0	20.55000	9.12900
41	25-Nov-07	0	165,965.31	165,965.31	20,827,000.00	368,551.12	202,585.81	11,395,550.68	0	20.55000	9.25400
42	25-Dec-07	0	165,536.90	165,536.90	20,827,000.00	356,662.38	191,125.48	11,781,824.96	0	20.55000	9.53780
43	25-Jan-08	0	166,350.73	166,350.73	20,827,000.00	368,551.12	202,200.39	12,192,514.57	0	20.55000	9.27550
44	25-Feb-08	0	165,896.85	165,896.85	20,827,000.00	368,551.12	202,654.27	12,610,925.54	0	20.55000	9.25020
45	25-Mar-08	1,063,958.42	165,441.91	1,229,400.34	19,763,041.58	344,773.63	179,331.72	12,999,020.62	0	20.55000	9.86110
46	25-Apr-08	3,171,427.30	156,622.25	3,328,049.54	16,591,614.28	349,723.49	193,101.24	13,422,150.37	0	20.55000	9.20320
47	25-May-08	3,074,728.74	131,798.98	3,206,527.72	13,516,885.54	284,131.39	152,332.41	13,804,337.11	0	20.55000	9.53250
48	25-Jun-08	2,981,743.01	107,080.06	3,088,823.07	10,535,142.53	239,192.55	132,112.49	14,180,728.85	0	20.55000	9.19970
49	25-Jul-08	679,009.72	83,299.91	762,309.64	9,856,132.81	180,414.32	97,114.40	14,520,688.23	0	20.55000	9.48820
50	25-Aug-08	267,307.92	77,709.44	345,017.37	9,588,824.88	174,412.48	96,703.04	14,874,346.95	0	20.55000	9.15600
51	25-Sep-08	259,282.94	75,386.00	334,668.94	9,329,541.95	169,682.25	94,296.25	15,231,857.16	0	20.55000	9.12990
52	25-Oct-08	251,514.85	73,166.23	324,681.08	9,078,027.10	159,768.41	86,602.17	15,579,304.89	0	20.55000	9.41090
53	25-Nov-08	243,964.16	71,335.52	315,299.68	8,834,062.94	160,643.25	89,307.73	15,944,301.40	0	20.55000	9.12550
54	25-Dec-08	236,694.91	69,220.69	305,915.60	8,597,368.04	151,283.33	82,062.64	16,299,410.20	0	20.55000	9.40280
55	25-Jan-09	229,654.44	67,228.14	296,882.58	8,367,713.59	152,137.59	84,909.45	16,672,751.30	0	20.55000	9.08080
56	25-Feb-09	222,846.87	65,239.64	288,086.51	8,144,866.73	148,073.67	82,834.02	17,050,623.55	0	20.55000	9.05410
57	25-Mar-09	216,258.02	63,314.61	279,572.64	7,928,608.70	130,182.12	66,867.51	17,390,016.86	0	20.55000	9.99460
58	25-Apr-09	209,880.53	61,450.93	271,331.46	7,718,728.17	140,303.34	78,852.41	17,776,600.11	0	20.55000	9.00060
59	25-May-09	203,707.27	59,646.53	263,353.80	7,515,020.91	132,183.22	72,536.69	18,153,561.08	0	20.55000	9.27300
60	25-Jun-09	197,731.37	57,899.43	255,630.79	7,317,289.54	132,984.56	75,085.13	18,549,888.60	0	20.55000	8.94720
61	25-Jul-09	191,946.19	56,207.71	248,153.90	7,125,343.35	125,308.58	69,100.87	18,936,656.32	0	20.55000	9.21780
62	25-Aug-09	186,345.32	54,569.52	240,914.85	6,938,998.03	126,088.89	71,519.37	19,343,275.60	0	20.55000	8.89380
63	25-Sep-09	180,922.59	52,983.08	233,905.67	6,758,075.44	122,791.35	69,808.27	19,755,379.25	0	20.55000	8.86710
64	25-Oct-09	175,672.01	51,446.65	227,118.66	6,582,403.43	115,732.04	64,285.39	20,157,975.51	0	20.55000	9.13510
65	25-Nov-09	170,587.82	49,958.57	220,546.39	6,411,815.62	116,481.11	66,522.54	20,581,210.23	0	20.55000	8.81390
66	25-Dec-09	165,664.45	48,517.24	214,181.68	6,246,151.17	109,802.34	61,285.11	20,994,948.56	0	20.55000	9.08020
67	25-Jan-10	160,896.52	47,121.08	208,017.60	6,085,254.65	110,530.85	63,409.77	21,429,881.44	0	20.55000	8.76080
68	25-Feb-10	156,278.84	45,768.62	202,047.46	5,928,975.81	107,683.65	61,915.04	21,871,016.09	0	20.55000	8.73430
69	25-Mar-10	151,806.41	44,458.38	196,264.79	5,777,169.40	94,764.80	50,306.41	22,270,894.24	0	20.55000	9.64090
70	25-Apr-10	147,474.37	43,188.99	190,663.36	5,629,695.03	102,231.83	59,042.84	22,724,039.11	0	20.55000	8.68160
71	25-May-10	143,278.06	41,959.07	185,237.13	5,486,416.97	96,408.53	54,449.45	23,167,637.74	0	20.55000	8.94380
72	25-Jun-10	139,212.96	40,767.34	179,980.30	5,347,204.01	97,086.72	56,319.38	23,633,927.77	0	20.55000	8.62910
73	25-Jul-10	135,274.71	39,612.52	174,887.23	5,211,929.30	91,570.87	51,958.35	24,090,617.13	0	20.55000	8.88970
74	25-Aug-10	131,459.10	38,493.40	169,952.51	5,080,470.20	92,229.43	53,736.03	24,570,656.71	0	20.55000	8.57690
75	25-Sep-10	127,762.08	37,408.81	165,170.88	4,952,708.12	89,903.15	52,494.35	25,057,949.30	0	20.55000	8.55090
76	25-Oct-10	124,179.70	36,357.60	160,537.30	4,828,528.42	84,815.13	48,457.53	25,535,524.21	0	20.55000	8.80910
77	25-Nov-10	120,708.19	35,338.68	156,046.87	4,707,820.23	85,444.83	50,106.15	26,037,502.75	0	20.55000	8.49920
78	25-Dec-10	117,343.88	34,350.99	151,694.87	4,590,476.35	80,621.42	46,270.43	26,529,665.41	0	20.55000	8.75590
79	25-Jan-11	114,083.23	33,393.52	147,476.75	4,476,393.12	81,232.30	47,838.79	27,046,968.73	0	20.55000	8.44780
80	25-Feb-11	110,922.83	32,465.25	143,388.09	4,365,470.29	79,213.51	46,748.25	27,572,335.64	0	20.55000	8.42230
81	25-Mar-11	107,859.39	31,565.26	139,424.64	4,257,610.90	69,774.77	38,209.51	28,051,242.98	0	20.55000	9.29660
82	25-Apr-11	104,889.71	30,692.60	135,582.31	4,152,721.19	75,341.97	44,649.37	28,592,282.47	0	20.55000	8.37160
83	25-May-11	102,010.72	29,846.39	131,857.11	4,050,710.48	72,067.02	42,220.63	29,130,698.33	0	20.82500	8.62460

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		20,827,000.00	10,338,871.87	31,165,871.87		23,532,632.40	14,563,732.30		1,369,971.77		
84	25-Jun-11	99,219.44	29,025.77	128,245.21	3,951,491.04	72,639.93	43,614.16	29,696,702.79	0	20.82500	8.32130
85	25-Jul-11	96,513.01	28,229.91	124,742.92	3,854,978.02	68,574.83	40,344.92	30,252,409.24	0	20.82500	8.57290
86	25-Aug-11	93,888.66	27,458.00	121,346.66	3,761,089.37	69,129.93	41,671.93	30,836,586.70	0	20.82500	8.27160
87	25-Sep-11	91,343.70	26,709.27	118,052.97	3,669,745.67	67,446.26	40,736.99	31,430,305.06	0	20.82500	8.24690
88	25-Oct-11	88,875.54	25,982.97	114,858.51	3,580,870.13	63,685.38	37,702.41	32,013,454.22	0	20.82500	8.49640
89	25-Nov-11	86,481.69	25,278.37	111,760.06	3,494,388.44	64,214.45	38,936.08	32,626,476.02	0	20.82500	8.19790
90	25-Dec-11	84,159.74	24,594.77	108,754.51	3,410,228.70	60,642.20	36,047.43	33,228,728.75	0	20.82500	8.44600
91	25-Jan-12	81,907.34	23,931.50	105,838.84	3,328,321.36	61,154.40	37,222.90	33,861,830.44	0	20.82500	8.14940
92	25-Feb-12	79,722.25	23,287.90	103,010.16	3,248,599.10	59,685.59	36,397.68	34,505,460.10	0	20.82500	8.12540
93	25-Mar-12	77,602.29	22,663.35	100,265.64	3,170,996.81	54,497.51	31,834.16	35,116,147.32	0	20.82500	8.66030
94	25-Apr-12	75,545.36	22,057.22	97,602.58	3,095,451.45	56,864.34	34,807.12	35,780,679.62	0	20.82500	8.07790
95	25-May-12	73,549.42	21,468.94	95,018.35	3,021,902.04	53,718.98	32,250.04	36,433,873.54	0	20.82500	8.32280
96	25-Jun-12	71,612.50	20,897.93	92,510.43	2,950,289.53	54,190.68	33,292.75	37,120,521.79	0	20.82500	8.03090
97	25-Jul-12	69,732.72	20,343.64	90,076.36	2,880,556.81	51,199.82	30,856.18	37,795,573.69	0	20.82500	8.27460
98	25-Aug-12	67,908.24	19,805.54	87,713.78	2,812,648.57	51,655.99	31,850.45	38,505,198.52	0	20.82500	7.98460
99	25-Sep-12	66,137.28	19,283.11	85,420.39	2,746,511.29	50,438.21	31,155.10	39,226,853.44	0	20.82500	7.96160
100	25-Oct-12	64,418.14	18,775.86	83,194.00	2,682,093.14	47,663.41	28,887.56	39,936,490.35	0	20.82500	8.20350
101	25-Nov-12	62,749.16	18,283.31	81,032.47	2,619,343.98	48,097.01	29,813.70	40,682,470.71	0	20.82500	7.91630
102	25-Dec-12	61,128.74	17,804.99	78,933.73	2,558,215.24	45,456.53	27,651.54	41,416,132.63	0	20.82500	8.15700
103	25-Jan-13	59,555.34	17,340.45	76,895.79	2,498,659.89	45,875.55	28,535.10	42,187,368.28	0	20.82500	7.87160
104	25-Feb-13	58,027.47	16,889.27	74,916.73	2,440,632.43	44,807.57	27,918.30	42,971,817.42	0	20.82500	7.84950
105	25-Mar-13	56,543.67	16,451.01	72,994.68	2,384,088.76	39,531.47	23,080.46	43,690,921.95	0	20.82500	8.66630
106	25-Apr-13	55,102.56	16,025.28	71,127.84	2,328,986.20	42,753.00	26,727.72	44,501,143.20	0	20.82500	7.80590
107	25-May-13	53,702.79	15,611.68	69,314.47	2,275,283.41	40,417.61	24,805.93	45,298,229.39	0	20.82500	8.04390
108	25-Jun-13	52,343.05	15,209.84	67,552.89	2,222,940.36	40,801.84	25,592.00	46,136,138.18	0	20.82500	7.76300
109	25-Jul-13	51,022.09	14,819.38	65,841.47	2,171,918.28	38,577.28	23,757.89	46,960,550.30	0	20.82500	7.99990
110	25-Aug-13	49,738.69	14,439.96	64,178.65	2,122,179.59	38,948.23	24,508.27	47,827,185.16	0	20.82500	7.72080
111	25-Sep-13	48,491.66	14,071.23	62,562.89	2,073,687.93	38,056.28	23,985.05	48,708,837.85	0	20.82500	7.70000
112	25-Oct-13	47,279.89	13,712.86	60,992.74	2,026,408.04	35,987.13	22,274.27	49,576,413.41	0	20.82500	7.93530
113	25-Nov-13	46,102.25	13,364.53	59,466.78	1,980,305.79	36,338.84	22,974.32	50,488,423.64	0	20.82500	7.65890
114	25-Dec-13	44,957.70	13,025.92	57,983.62	1,935,348.09	34,366.56	21,340.63	51,385,948.79	0	20.82500	7.89330
115	25-Jan-14	43,845.19	12,696.75	56,541.95	1,891,502.90	34,705.90	22,009.15	52,329,443.60	0	20.82500	7.61860
116	25-Feb-14	42,763.75	12,376.72	55,140.47	1,848,739.15	33,919.64	21,542.92	53,289,391.53	0	20.82500	7.59870
117	25-Mar-14	41,712.40	12,065.55	53,777.96	1,807,026.74	29,944.44	17,878.89	54,170,410.54	0	20.82500	8.39100
118	25-Apr-14	40,648.98	11,762.97	52,411.96	1,766,377.76	32,404.76	20,641.78	55,162,470.73	0	20.82500	7.55950
119	25-May-14	39,656.10	11,468.97	51,125.07	1,726,721.66	30,654.01	19,185.04	56,138,954.48	0	20.82500	7.79150
120	25-Jun-14	38,690.60	11,183.04	49,873.64	1,688,031.06	30,964.68	19,781.64	57,165,455.72	0	20.82500	7.52100
121	25-Jul-14	37,751.64	10,904.93	48,656.57	1,650,279.42	29,294.37	18,389.44	58,175,904.01	0	20.82500	7.75220
122	25-Aug-14	36,838.40	10,634.40	47,472.81	1,613,441.02	29,593.86	18,959.46	59,238,110.95	0	20.82500	7.48340
123	25-Sep-14	35,950.11	10,371.24	46,321.35	1,577,490.90	28,933.26	18,562.02	60,318,968.62	0	20.82500	7.46480
124	25-Oct-14	35,086.00	10,115.21	45,201.21	1,542,404.90	27,376.04	17,260.83	61,383,014.89	0	20.82500	7.69470
125	25-Nov-14	34,245.34	9,866.10	44,111.44	1,508,159.56	27,659.39	17,793.29	62,501,567.62	0	20.82500	7.42830
126	25-Dec-14	33,427.42	9,623.70	43,051.11	1,474,732.14	26,172.85	16,549.15	63,602,779.40	0	20.82500	7.65730
127	25-Jan-15	32,631.54	9,387.81	42,019.35	1,442,100.60	26,445.84	17,058.03	64,760,403.10	0	20.82500	7.39250
128	25-Feb-15	31,857.04	9,158.24	41,015.29	1,410,243.56	25,860.67	16,702.43	65,938,430.45	0	20.82500	7.37490
129	25-Mar-15	31,103.29	8,934.80	40,038.09	1,379,140.27	22,842.03	13,907.22	67,020,357.08	0	20.82500	8.14580
130	25-Apr-15	30,369.65	8,717.31	39,086.96	1,348,770.63	24,731.62	16,014.31	68,238,223.26	0	20.82500	7.34030

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		20,827,000.00	10,338,871.87	31,165,871.87		23,532,632.40	14,563,732.30		1,369,971.77		
131	25-May-15	29,655.52	8,505.59	38,161.11	1,319,115.10	23,406.79	14,901.20	69,437,341.96	0	20.82500	7.56740
132	25-Jun-15	28,960.33	8,299.47	37,259.80	1,290,154.78	23,655.21	15,355.74	70,697,892.48	0	20.82500	7.30650
133	25-Jul-15	28,283.50	8,098.79	36,382.29	1,261,871.28	22,389.56	14,290.77	71,939,086.26	0	20.82500	7.53290
134	25-Aug-15	27,624.49	7,903.38	35,527.87	1,234,246.79	22,628.68	14,725.30	73,243,869.22	0	20.82500	7.27340
135	25-Sep-15	26,982.78	7,713.09	34,695.87	1,207,264.01	22,133.30	14,420.21	74,571,745.29	0	20.82500	7.25720
136	25-Oct-15	26,357.85	7,527.78	33,885.62	1,180,906.16	20,951.06	13,423.28	75,879,299.07	0	20.82500	7.48250
137	25-Nov-15	25,749.20	7,347.29	33,096.49	1,155,156.96	21,176.76	13,829.48	77,253,844.62	0	20.82500	7.22520
138	25-Dec-15	25,156.36	7,171.48	32,327.85	1,130,000.59	20,046.79	12,875.30	78,607,396.01	0	20.82500	7.44990
139	25-Jan-16	24,578.87	7,000.23	31,579.10	1,105,421.72	20,263.89	13,263.66	80,030,297.72	0	20.82500	7.19410
140	25-Feb-16	24,016.28	6,833.40	30,849.67	1,081,405.45	19,823.13	12,989.73	81,478,441.88	0	20.82500	7.17880
141	25-Mar-16	23,468.14	6,670.86	30,139.00	1,057,937.31	18,141.33	11,470.47	82,856,769.80	0	20.82500	7.65770
142	25-Apr-16	22,934.05	6,512.48	29,446.53	1,035,003.26	18,971.61	12,459.13	84,355,069.46	0	20.82500	7.14870
143	25-May-16	22,413.59	6,358.16	28,771.74	1,012,589.67	17,961.62	11,603.46	85,830,584.86	0	20.82500	7.37180
144	25-Jun-16	21,906.37	6,207.76	28,114.13	990,683.31	18,158.40	11,950.64	87,381,704.38	0	20.82500	7.11940
145	25-Jul-16	21,412.01	6,061.19	27,473.20	969,271.30	17,192.48	11,131.29	88,909,272.34	0	20.82500	7.34180
146	25-Aug-16	20,930.13	5,918.33	26,848.46	948,341.17	17,381.59	11,463.26	90,515,113.47	0	20.82500	7.09080
147	25-Sep-16	20,460.39	5,779.08	26,239.47	927,880.78	17,006.26	11,227.18	92,149,515.50	0	20.82500	7.07680
148	25-Oct-16	20,002.43	5,643.33	25,645.77	907,878.34	16,102.60	10,459.27	93,759,152.81	0	20.82500	7.29830
149	25-Nov-16	19,555.93	5,510.99	25,066.92	888,322.41	16,280.65	10,769.67	95,451,271.51	0	20.82500	7.04920
150	25-Dec-16	19,120.54	5,381.96	24,502.50	869,201.87	15,416.10	10,034.14	97,117,782.92	0	20.82500	7.27030
151	25-Jan-17	18,695.97	5,256.15	23,952.11	850,505.90	15,587.08	10,330.94	98,869,691.99	0	20.82500	7.02240
152	25-Feb-17	18,281.90	5,133.46	23,415.36	832,224.01	15,251.82	10,118.35	100,652,804.82	0	20.82500	7.00930
153	25-Mar-17	17,878.03	5,013.82	22,891.85	814,345.97	13,479.72	8,465.90	102,291,566.57	0	20.82500	7.74590
154	25-Apr-17	17,484.09	4,897.13	22,381.23	796,861.88	14,603.37	9,706.24	104,135,630.53	0	20.82500	6.98350
155	25-May-17	17,099.80	4,783.32	21,883.12	779,762.09	13,828.87	9,045.55	105,951,863.17	0	20.82500	7.20320
156	25-Jun-17	16,724.88	4,672.31	21,397.19	763,037.21	13,983.19	9,310.88	107,861,170.55	0	20.82500	6.95840
157	25-Jul-17	16,359.07	4,564.01	20,923.09	746,678.14	13,241.87	8,677.86	109,741,689.14	0	20.82500	7.17770
158	25-Aug-17	16,002.13	4,458.36	20,460.49	730,676.01	13,389.91	8,931.55	111,718,578.77	0	20.825	6.934
159	25-Sep-17	15,653.81	4,355.28	20,009.09	715,022.20	13,102.95	8,747.66	113,730,735.37	0	20.825	6.922
160	25-Oct-17	15,313.87	4,254.71	19,568.58	699,708.33	12,408.61	8,153.91	115,712,591.41	0	20.825	7.1405
161	25-Nov-17	14,982.08	4,156.57	19,138.64	684,726.25	12,547.62	8,391.05	117,796,014.57	0	20.825	6.8986
162	25-Dec-17	14,658.22	4,060.79	18,719.01	670,068.04	11,882.85	7,822.06	119,848,088.30	0	20.825	7.1166
163	25-Jan-18	14,342.07	3,967.33	18,309.40	655,725.97	12,016.09	8,048.76	122,005,329.55	0	20.825	6.8757
164	25-Feb-18	78,820.76	3,876.10	82,696.87	576,905.21	11,758.90	7,882.79	124,201,089.87	0	20.825	6.8646
165	25-Mar-18	80,913.66	3,404.71	84,318.36	495,991.55	9,344.26	5,939.56	126,218,742.07	0	20.825	7.5879
166	25-Apr-18	79,179.91	2,922.54	82,102.45	416,811.64	8,894.44	5,971.90	128,488,149.09	0	20.825	6.8427
167	25-May-18	77,486.89	2,452.14	79,939.03	339,324.75	7,233.42	4,781.28	130,722,735.12	0	20.825	7.0597
168	25-Jun-18	75,833.52	1,993.19	77,826.71	263,491.23	6,084.99	4,091.80	133,071,030.52	0	20.825	6.8214
169	25-Jul-18	74,218.73	1,545.38	75,764.12	189,272.50	4,572.67	3,027.29	135,383,394.65	0	20.825	7.038
170	25-Aug-18	72,641.50	1,108.42	73,749.92	116,631.00	3,394.16	2,285.74	137,813,461.92	0	20.825	6.8007
171	25-Sep-18	71,100.84	682	71,782.83	45,530.16	2,091.50	1,409.51	140,286,230.47	0	20.825	6.7906
172	25-Oct-18	45,530.16	265.84	45,796.01	0	790.14	524.29	142,721,305.39	0	20.825	7.0067

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CashflowsM3 Prudential

Prepay Speed to maturity
FRM 75% PPC
ARM 35% CPR
LIBOR = 20%

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall	Coupon	Effective Coupon
Total		12,817,000.00	6,227,885.01	19,044,885.01		14,246,593.15	8,861,793.00		843,084.85		
0	30-Jun-04	0	0	0	12,817,000.00	0	0	0	0	0.00000	0.00000
1	25-Jul-04	0	15,576.22	15,576.22	12,817,000.00	15,576.22	0	0	0	1.75000	1.75000
2	25-Aug-04	0	103,178.92	103,178.92	12,817,000.00	227,911.18	161,238.90	124,732.26	36,506.64	20.65000	9.34860
3	25-Sep-04	0	103,196.92	103,196.92	12,817,000.00	227,911.18	161,227.21	251,664.50	36,512.95	20.65000	9.35020
4	25-Oct-04	0	99,821.27	99,821.27	12,817,000.00	220,559.21	153,863.85	376,733.17	33,125.91	20.65000	9.34580
5	25-Nov-04	0	103,234.73	103,234.73	12,817,000.00	227,911.18	161,204.78	508,108.67	36,528.32	20.65000	9.35360
6	25-Dec-04	0	99,858.92	99,858.92	12,817,000.00	220,559.21	153,842.11	637,552.65	33,141.82	20.65000	9.34940
7	25-Jan-05	0	103,274.82	103,274.82	12,817,000.00	227,911.18	161,183.77	773,525.94	36,547.41	20.65000	9.35730
8	25-Feb-05	0	103,295.68	103,295.68	12,817,000.00	227,911.18	161,173.87	911,896.24	36,558.37	20.65000	9.35920
9	25-Mar-05	0	93,122.86	93,122.86	12,817,000.00	205,855.26	139,108.48	1,039,274.71	26,376.08	20.65000	9.34150
10	25-Apr-05	0	103,338.35	103,338.35	12,817,000.00	227,911.18	161,155.39	1,182,327.87	36,582.55	20.65000	9.36300
11	25-May-05	0	99,951.17	99,951.17	12,817,000.00	220,559.21	153,794.72	1,323,281.80	33,186.68	20.65000	9.35800
12	25-Jun-05	0	103,361.82	103,361.82	12,817,000.00	227,911.18	161,137.93	1,471,361.69	36,588.57	20.65000	9.36510
13	25-Jul-05	0	99,970.76	99,970.76	12,817,000.00	220,559.21	153,777.12	1,617,269.82	33,188.67	20.65000	9.35980
14	25-Aug-05	0	103,377.19	103,377.19	12,817,000.00	227,911.18	161,120.18	1,770,562.01	36,586.19	20.65000	9.36650
15	25-Sep-05	0	103,384.11	103,384.11	12,817,000.00	227,911.18	161,111.21	1,926,573.12	36,584.14	20.65000	9.36720
16	25-Oct-05	0	99,992.13	99,992.13	12,817,000.00	220,559.21	153,750.20	2,080,293.31	33,183.12	20.65000	9.36180
17	25-Nov-05	0	103,396.41	103,396.41	12,817,000.00	227,911.18	161,093.07	2,241,799.74	36,578.30	20.65000	9.36830
18	25-Dec-05	0	100,003.72	100,003.72	12,817,000.00	220,559.21	153,731.94	2,400,932.87	33,176.45	20.65000	9.36290
19	25-Jan-06	0	103,406.47	103,406.47	12,817,000.00	227,911.18	161,074.69	2,568,130.83	36,569.98	20.65000	9.36920
20	25-Feb-06	0	103,410.63	103,410.63	12,817,000.00	227,911.18	161,065.41	2,738,297.74	36,564.86	20.65000	9.36960
21	25-Mar-06	0	93,221.93	93,221.93	12,817,000.00	205,855.26	139,000.15	2,894,911.18	26,366.82	20.65000	9.35140
22	25-Apr-06	0	103,173.62	103,173.62	12,817,000.00	227,911.18	159,286.34	3,071,125.89	34,548.78	20.65000	9.34810
23	25-May-06	0	97,174.47	97,174.47	12,817,000.00	220,559.21	137,184.46	3,247,359.58	13,799.72	20.65000	9.09800
24	25-Jun-06	0	100,531.43	100,531.43	12,817,000.00	227,911.18	144,634.47	3,432,483.70	17,254.72	20.65000	9.10870
25	25-Jul-06	0	96,580.92	96,580.92	12,817,000.00	220,559.21	135,067.11	3,615,529.32	11,088.82	20.65000	9.04250
26	25-Aug-06	0	99,927.79	99,927.79	12,817,000.00	227,911.18	142,534.40	3,807,803.85	14,551.01	20.65000	9.05400
27	25-Sep-06	0	99,878.68	99,878.68	12,817,000.00	227,911.18	142,650.40	4,003,546.51	14,617.90	20.65000	9.04960
28	25-Oct-06	0	96,343.81	96,343.81	12,817,000.00	220,559.21	134,851.11	4,196,656.27	10,635.72	20.65000	9.02030
29	25-Nov-06	0	98,744.06	98,744.06	12,817,000.00	227,911.18	137,586.54	4,400,448.09	8,419.42	20.65000	8.94680
30	25-Dec-06	0	95,284.49	95,284.49	12,817,000.00	220,559.21	130,388.89	4,601,447.19	5,114.17	20.65000	8.92110
31	25-Jan-07	0	98,431.39	98,431.39	12,817,000.00	227,911.18	137,156.17	4,812,749.66	7,676.38	20.65000	8.91840
32	25-Feb-07	0	98,364.02	98,364.02	12,817,000.00	227,911.18	137,317.31	5,027,876.87	7,770.15	20.65000	8.91230
33	25-Mar-07	0	90,431.96	90,431.96	12,817,000.00	205,855.26	115,423.31	5,224,053.46	0	20.65000	9.07150
34	25-Apr-07	0	98,102.60	98,102.60	12,817,000.00	227,911.18	136,962.80	5,446,755.87	7,154.22	20.65000	8.88860
35	25-May-07	0	97,015.88	97,015.88	12,817,000.00	220,559.21	123,543.33	5,664,028.80	0	20.65000	9.08320
36	25-Jun-07	0	96,824.61	96,824.61	12,817,000.00	227,911.18	131,086.57	5,895,832.81	0	20.65000	8.77280

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		12,817,000.00	6,227,885.01	19,044,885.01		14,246,593.15	8,861,793.00		843,084.85		
37	25-Jul-07	0	97,625.47	97,625.47	12,817,000.00	220,559.21	122,933.74	6,120,224.01	0	20.65000	9.14020
38	25-Aug-07	0	97,399.42	97,399.42	12,817,000.00	227,911.18	130,511.76	6,359,565.26	0	20.65000	8.82490
39	25-Sep-07	0	97,172.58	97,172.58	12,817,000.00	227,911.18	130,738.60	6,603,389.29	0	20.65000	8.80440
40	25-Oct-07	0	97,505.29	97,505.29	12,817,000.00	220,559.21	123,053.92	6,840,076.53	0	20.65000	9.12900
41	25-Nov-07	0	102,135.56	102,135.56	12,817,000.00	227,911.18	125,775.62	7,087,482.01	0	20.65000	9.25400
42	25-Dec-07	0	101,871.92	101,871.92	12,817,000.00	220,559.21	118,687.29	7,328,133.06	0	20.65000	9.53780
43	25-Jan-08	70,628.95	102,372.75	173,001.70	12,746,371.05	227,911.18	125,538.43	7,583,979.95	0	20.65000	9.27550
44	25-Feb-08	3,571,484.23	101,530.84	3,673,015.07	9,174,886.82	226,655.26	125,124.42	7,843,962.28	0	20.65000	9.25020
45	25-Mar-08	2,398,747.37	72,881.88	2,471,629.24	6,776,139.46	152,621.69	79,739.82	8,054,184.23	0	20.65000	9.86110
46	25-Apr-08	186,007.47	53,700.95	239,708.42	6,590,131.99	120,492.94	66,791.98	8,264,195.27	0	20.65000	9.20320
47	25-May-08	180,336.00	52,350.10	232,686.10	6,409,795.99	113,405.19	61,055.09	8,467,463.38	0	20.65000	9.53250
48	25-Jun-08	174,882.29	50,778.07	225,660.36	6,234,913.71	113,978.64	63,200.57	8,681,231.91	0	20.65000	9.19970
49	25-Jul-08	169,601.21	49,298.60	218,899.81	6,065,312.50	107,292.47	57,993.87	8,888,615.32	0	20.65000	9.48820
50	25-Aug-08	164,497.18	47,821.20	212,318.38	5,900,815.31	107,853.05	60,031.85	9,106,704.03	0	20.65000	9.15600
51	25-Sep-08	159,558.73	46,391.38	205,950.11	5,741,256.58	104,927.97	58,536.59	9,327,175.52	0	20.65000	9.12990
52	25-Oct-08	154,778.37	45,025.38	199,803.74	5,586,478.22	98,797.46	53,772.08	9,541,452.75	0	20.65000	9.41090
53	25-Nov-08	150,131.79	43,898.78	194,030.57	5,436,346.43	99,338.45	55,439.66	9,766,558.00	0	20.65000	9.12550
54	25-Dec-08	145,658.40	42,597.35	188,255.75	5,290,688.02	93,550.46	50,953.11	9,985,577.30	0	20.65000	9.40280
55	25-Jan-09	141,325.81	41,371.16	182,696.97	5,149,362.21	94,078.72	52,707.56	10,215,847.83	0	20.65000	9.08080
56	25-Feb-09	137,136.53	40,147.47	177,284.01	5,012,225.68	91,565.67	51,418.20	10,448,923.67	0	20.65000	9.05410
57	25-Mar-09	133,081.86	38,962.84	172,044.70	4,879,143.82	80,501.91	41,539.08	10,658,284.07	0	20.65000	9.99460
58	25-Apr-09	129,157.25	37,815.96	166,973.20	4,749,986.57	86,760.66	48,944.71	10,896,753.80	0	20.65000	9.00060
59	25-May-09	125,358.32	36,705.56	162,063.87	4,624,628.25	81,739.35	45,033.80	11,129,302.57	0	20.65000	9.27300
60	25-Jun-09	121,680.84	35,630.42	157,311.26	4,502,947.41	82,234.88	46,604.47	11,373,807.67	0	20.65000	8.94720
61	25-Jul-09	118,120.73	34,589.36	152,710.09	4,384,826.68	77,488.22	42,898.86	11,612,430.81	0	20.65000	9.21780
62	25-Aug-09	114,674.04	33,581.24	148,255.29	4,270,152.63	77,970.74	44,389.50	11,863,311.91	0	20.65000	8.89380
63	25-Sep-09	111,336.98	32,604.97	143,941.95	4,158,815.66	75,931.62	43,326.65	12,117,591.30	0	20.65000	8.86710
64	25-Oct-09	108,105.85	31,659.48	139,765.33	4,050,709.81	71,566.29	39,906.81	12,366,021.66	0	20.65000	9.13510
65	25-Nov-09	104,977.12	30,743.74	135,720.85	3,945,732.69	72,029.50	41,285.76	12,627,199.33	0	20.65000	8.81390
66	25-Dec-09	101,947.35	29,856.76	131,804.11	3,843,785.34	67,899.48	38,042.72	12,882,535.11	0	20.65000	9.08020
67	25-Jan-10	99,013.24	28,997.59	128,010.83	3,744,772.09	68,349.98	39,352.39	13,150,964.02	0	20.65000	8.76080
68	25-Feb-10	96,171.60	28,165.30	124,336.90	3,648,600.50	66,589.33	38,424.03	13,423,237.76	0	20.65000	8.73430
69	25-Mar-10	93,419.33	27,359.01	120,778.33	3,555,181.17	58,600.58	31,241.57	13,670,071.45	0	20.65000	9.64090
70	25-Apr-10	90,753.46	26,577.84	117,331.30	3,464,427.71	63,218.03	36,640.20	13,949,792.10	0	20.65000	8.68160
71	25-May-10	88,171.11	25,820.97	113,992.08	3,376,256.60	59,617.03	33,796.06	14,223,640.83	0	20.65000	8.94380
72	25-Jun-10	85,669.51	25,087.59	110,757.11	3,290,587.08	60,036.41	34,948.81	14,511,513.63	0	20.65000	8.62910
73	25-Jul-10	83,245.97	24,376.94	107,622.91	3,207,341.11	56,625.52	32,248.58	14,793,481.18	0	20.65000	8.88970
74	25-Aug-10	80,897.91	23,688.25	104,586.16	3,126,443.20	57,032.76	33,344.51	15,089,882.55	0	20.65000	8.57690
75	25-Sep-10	78,622.82	23,020.80	101,643.62	3,047,820.38	55,594.24	32,573.43	15,390,783.44	0	20.65000	8.55090
76	25-Oct-10	76,418.28	22,373.91	98,792.19	2,971,402.10	52,447.91	30,074.00	15,685,707.17	0	20.65000	8.80910
77	25-Nov-10	74,281.96	21,746.88	96,028.84	2,897,120.14	52,837.31	31,090.43	15,995,719.97	0	20.65000	8.49920
78	25-Dec-10	72,211.62	21,139.07	93,350.69	2,824,908.53	49,854.61	28,715.54	16,299,695.19	0	20.65000	8.75590
79	25-Jan-11	70,205.06	20,549.86	90,754.92	2,754,703.46	50,232.37	29,682.51	16,619,217.98	0	20.65000	8.44780
80	25-Feb-11	68,260.21	19,978.62	88,238.82	2,686,443.26	48,983.98	29,005.37	16,943,745.35	0	20.65000	8.42230
81	25-Mar-11	66,375.01	19,424.77	85,799.78	2,620,068.25	43,147.26	23,722.49	17,239,603.22	0	20.65000	9.29660
82	25-Apr-11	64,547.51	18,887.75	83,435.27	2,555,520.74	46,589.91	27,702.16	17,573,859.04	0	20.65000	8.37160
83	25-May-11	62,775.83	18,367.01	81,142.83	2,492,744.91	44,668.37	26,301.36	17,907,336.82	0	20.97500	8.62460

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		12,817,000.00	6,227,885.01	19,044,885.01		14,246,593.15	8,861,793.00		843,084.85		
84	25-Jun-11	61,058.12	17,862.01	78,920.13	2,431,686.79	45,023.47	27,161.46	18,257,937.11	0	20.97500	8.32130
85	25-Jul-11	59,392.62	17,372.25	76,764.88	2,372,294.17	42,503.86	25,131.61	18,602,202.24	0	20.97500	8.57290
86	25-Aug-11	57,777.63	16,897.23	74,674.87	2,314,516.53	42,847.92	25,950.68	18,964,142.29	0	20.97500	8.27160
87	25-Sep-11	56,211.50	16,436.47	72,647.98	2,258,305.03	41,804.35	25,367.87	19,332,036.81	0	20.97500	8.24690
88	25-Oct-11	54,692.64	15,989.52	70,682.16	2,203,612.39	39,473.29	23,483.77	19,693,428.48	0	20.97500	8.49640
89	25-Nov-11	53,219.50	15,555.92	68,775.42	2,150,392.89	39,801.22	24,245.30	20,073,372.65	0	20.97500	8.19790
90	25-Dec-11	51,790.61	15,135.24	66,925.85	2,098,602.28	37,587.08	22,451.83	20,446,690.31	0	20.97500	8.44600
91	25-Jan-12	50,404.52	14,727.08	65,131.60	2,048,197.76	37,904.55	23,177.47	20,839,171.93	0	20.97500	8.14940
92	25-Feb-12	49,059.85	14,331.02	63,390.87	1,999,137.91	36,994.15	22,663.13	21,238,228.13	0	20.97500	8.12540
93	25-Mar-12	47,755.26	13,946.67	61,701.93	1,951,382.65	33,778.49	19,831.81	21,616,912.26	0	20.97500	8.66030
94	25-Apr-12	46,489.45	13,573.67	60,063.13	1,904,893.20	35,245.49	21,671.82	22,029,024.54	0	20.97500	8.07790
95	25-May-12	45,261.18	13,211.65	58,472.83	1,859,632.02	33,295.95	20,084.29	22,434,157.82	0	20.97500	8.32280
96	25-Jun-12	44,069.23	12,860.26	56,929.50	1,815,562.79	33,588.31	20,728.05	22,860,087.27	0	20.97500	8.03090
97	25-Jul-12	42,912.44	12,519.16	55,431.61	1,772,650.34	31,734.52	19,215.36	23,278,877.91	0	20.97500	8.27460
98	25-Aug-12	41,789.69	12,188.02	53,977.71	1,730,860.66	32,017.27	19,829.24	23,719,165.72	0	20.97500	7.98460
99	25-Sep-12	40,699.87	11,866.53	52,566.40	1,690,160.79	31,262.47	19,395.94	24,166,972.62	0	20.97500	7.96160
100	25-Oct-12	39,641.93	11,554.38	51,196.31	1,650,518.86	29,542.60	17,988.23	24,607,379.39	0	20.97500	8.20350
101	25-Nov-12	38,614.87	11,251.27	49,866.14	1,611,903.99	29,811.35	18,560.08	25,070,393.17	0	20.97500	7.91630
102	25-Dec-12	37,617.69	10,956.92	48,574.60	1,574,286.30	28,174.74	17,217.82	25,525,820.58	0	20.97500	8.15700
103	25-Jan-13	36,649.44	10,671.05	47,320.49	1,537,636.86	28,434.45	17,763.41	26,004,626.39	0	20.97500	7.87160
104	25-Feb-13	35,709.21	10,393.39	46,102.60	1,501,927.65	27,772.50	17,379.10	26,491,696.00	0	20.97500	7.84950
105	25-Mar-13	34,796.10	10,123.70	44,919.80	1,467,131.54	24,502.28	14,378.58	26,938,257.17	0	20.97500	8.66630
106	25-Apr-13	33,909.27	9,861.71	43,770.98	1,433,222.28	26,499.04	16,637.33	27,441,448.06	0	20.97500	7.80590
107	25-May-13	33,047.87	9,607.19	42,655.06	1,400,174.41	25,051.53	15,444.34	27,936,546.05	0	20.97500	8.04390
108	25-Jun-13	32,211.11	9,359.90	41,571.01	1,367,963.30	25,289.68	15,929.78	28,457,060.29	0	20.97500	7.76300
109	25-Jul-13	31,398.21	9,119.62	40,517.83	1,336,565.09	23,910.86	14,791.24	28,969,257.23	0	20.97500	7.99990
110	25-Aug-13	30,608.42	8,886.13	39,494.55	1,305,956.67	24,140.78	15,254.65	29,507,748.97	0	20.97500	7.72080
111	25-Sep-13	29,841.02	8,659.22	38,500.24	1,276,115.65	23,587.94	14,928.72	30,055,640.91	0	20.97500	7.70000
112	25-Oct-13	29,095.31	8,438.68	37,534.00	1,247,020.33	22,305.44	13,866.76	30,594,855.22	0	20.97500	7.93530
113	25-Nov-13	28,370.62	8,224.32	36,594.94	1,218,649.72	22,523.44	14,299.11	31,161,752.66	0	20.97500	7.65890
114	25-Dec-13	27,666.27	8,015.95	35,682.23	1,190,983.44	21,300.98	13,285.03	31,719,719.16	0	20.97500	7.89330
115	25-Jan-14	26,981.66	7,813.39	34,795.04	1,164,001.78	21,511.31	13,697.92	32,306,332.48	0	20.97500	7.61860
116	25-Feb-14	26,316.15	7,616.44	33,932.60	1,137,685.63	21,023.97	13,407.53	32,903,250.71	0	20.97500	7.59870
117	25-Mar-14	25,669.17	7,424.96	33,094.13	1,112,016.46	18,560.08	11,135.12	33,451,165.81	0	20.97500	8.39100
118	25-Apr-14	25,014.76	7,238.75	32,253.51	1,087,001.70	20,085.03	12,846.27	34,068,200.53	0	20.97500	7.55950
119	25-May-14	24,403.75	7,057.83	31,461.58	1,062,597.95	18,999.88	11,942.05	34,675,626.34	0	20.97500	7.79150
120	25-Jun-14	23,809.60	6,881.87	30,691.47	1,038,788.35	19,192.44	12,310.57	35,314,241.33	0	20.97500	7.52100
121	25-Jul-14	23,231.78	6,710.73	29,942.50	1,015,556.57	18,157.15	11,446.43	35,942,951.27	0	20.97500	7.75220
122	25-Aug-14	22,669.79	6,544.25	29,214.04	992,886.78	18,342.79	11,798.54	36,603,944.40	0	20.97500	7.48340
123	25-Sep-14	22,123.15	6,382.30	28,505.45	970,763.63	17,933.33	11,551.03	37,276,628.76	0	20.97500	7.46480
124	25-Oct-14	21,591.39	6,224.74	27,816.13	949,172.25	16,968.14	10,743.40	37,938,936.56	0	20.97500	7.69470
125	25-Nov-14	21,074.06	6,071.44	27,145.50	928,098.19	17,143.76	11,072.32	38,635,254.58	0	20.97500	7.42830
126	25-Dec-14	20,570.72	5,922.28	26,492.99	907,527.47	16,222.38	10,300.11	39,320,866.74	0	20.97500	7.65730
127	25-Jan-15	20,080.95	5,777.11	25,858.06	887,446.53	16,391.58	10,614.47	40,041,687.06	0	20.97500	7.39250
128	25-Feb-15	19,604.33	5,635.84	25,240.18	867,842.19	16,028.89	10,393.04	40,775,305.27	0	20.97500	7.37490
129	25-Mar-15	19,140.48	5,498.34	24,638.82	848,701.71	14,157.88	8,659.54	41,449,168.61	0	20.97500	8.14580
130	25-Apr-15	18,689.01	5,364.50	24,053.51	830,012.69	15,329.09	9,964.59	42,207,780.02	0	20.97500	7.34030

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall	Coupon	Effective Coupon
Total		12,817,000.00	6,227,885.01	19,044,885.01		14,246,593.15	8,861,793.00		843,084.85		
131	25-May-15	18,249.55	5,234.21	23,483.76	811,763.14	14,507.93	9,273.72	42,954,810.56	0	20.97500	7.56740
132	25-Jun-15	17,821.74	5,107.37	22,929.11	793,941.40	14,661.91	9,554.54	43,740,206.53	0	20.97500	7.30650
133	25-Jul-15	17,405.23	4,983.87	22,389.10	776,536.17	13,877.43	8,893.56	44,513,642.46	0	20.97500	7.53290
134	25-Aug-15	16,999.69	4,863.62	21,863.31	759,536.48	14,025.65	9,162.03	45,326,801.24	0	20.97500	7.27340
135	25-Sep-15	16,604.79	4,746.52	21,351.31	742,931.70	13,718.60	8,972.08	46,154,457.19	0	20.97500	7.25720
136	25-Oct-15	16,220.21	4,632.48	20,852.69	726,711.48	12,985.83	8,353.35	46,969,551.99	0	20.97500	7.48250
137	25-Nov-15	15,845.66	4,521.41	20,367.07	710,865.82	13,125.72	8,604.31	47,826,511.22	0	20.97500	7.22520
138	25-Dec-15	15,480.84	4,413.22	19,894.06	695,384.98	12,425.34	8,012.12	48,670,490.90	0	20.97500	7.44990
139	25-Jan-16	15,125.46	4,307.83	19,433.29	680,259.52	12,559.91	8,252.07	49,557,819.92	0	20.97500	7.19410
140	25-Feb-16	14,779.25	4,205.17	18,984.41	665,480.27	12,286.72	8,081.55	50,461,005.18	0	20.97500	7.17880
141	25-Mar-16	14,441.93	4,105.14	18,547.07	651,038.34	11,244.31	7,139.16	51,320,760.12	0	20.97500	7.65770
142	25-Apr-16	14,113.26	4,007.68	18,120.94	636,925.08	11,758.93	7,751.25	52,255,456.95	0	20.97500	7.14870
143	25-May-16	13,792.98	3,912.71	17,705.69	623,132.11	11,132.92	7,220.21	53,176,059.00	0	20.97500	7.37180
144	25-Jun-16	13,480.84	3,820.16	17,301.00	609,651.27	11,254.89	7,434.73	54,143,949.37	0	20.97500	7.11940
145	25-Jul-16	13,176.62	3,729.96	16,906.58	596,474.65	10,656.20	6,926.23	55,097,266.72	0	20.97500	7.34180
146	25-Aug-16	12,880.08	3,642.05	16,522.13	583,594.56	10,773.41	7,131.36	56,099,554.20	0	20.97500	7.09080
147	25-Sep-16	12,591.01	3,556.36	16,147.37	571,003.55	10,540.77	6,984.42	57,119,797.85	0	20.97500	7.07680
148	25-Oct-16	12,309.19	3,472.82	15,782.01	558,694.36	9,980.67	6,507.85	58,124,712.16	0	20.97500	7.29830
149	25-Nov-16	12,034.42	3,391.38	15,425.79	546,659.95	10,091.03	6,699.65	59,181,249.06	0	20.97500	7.04920
150	25-Dec-16	11,766.49	3,311.97	15,078.46	534,893.46	9,555.16	6,243.19	60,221,931.17	0	20.97500	7.27030
151	25-Jan-17	11,505.21	3,234.55	14,739.76	523,388.25	9,661.14	6,426.59	61,316,074.57	0	20.97500	7.02240
152	25-Feb-17	11,250.40	3,159.05	14,409.45	512,137.85	9,453.34	6,294.28	62,429,847.87	0	20.97500	7.00930
153	25-Mar-17	11,001.87	3,085.43	14,087.29	501,135.98	8,354.96	5,269.53	63,453,591.00	0	20.97500	7.74590
154	25-Apr-17	10,759.44	3,013.62	13,773.06	490,376.54	9,051.42	6,037.80	64,605,715.22	0	20.97500	6.98350
155	25-May-17	10,522.95	2,943.58	13,466.54	479,853.59	8,571.37	5,627.79	65,740,597.07	0	20.97500	7.20320
156	25-Jun-17	10,292.23	2,875.27	13,167.50	469,561.36	8,667.02	5,791.75	66,933,782.71	0	20.97500	6.95840
157	25-Jul-17	20,726.86	2,808.62	23,535.49	448,834.50	8,207.54	5,398.92	68,109,128.37	0	20.97500	7.17770
158	25-Aug-17	78,287.35	2,679.96	80,967.31	370,547.15	8,106.76	5,426.80	69,344,729.01	0	20.975	6.934
159	25-Sep-17	76,583.25	2,208.69	78,791.94	293,963.90	6,692.75	4,484.06	70,601,704.08	0	20.975	6.922
160	25-Oct-17	74,920.15	1,749.22	76,669.37	219,043.76	5,138.24	3,389.02	71,839,152.05	0	20.975	7.1405
161	25-Nov-17	73,296.93	1,301.21	74,598.15	145,746.82	3,956.33	2,655.11	73,139,351.96	0	20.975	6.8986
162	25-Dec-17	71,712.51	864.36	72,576.86	74,034.32	2,547.53	1,683.18	74,419,450.06	0	20.975	7.1166
163	25-Jan-18	70,165.82	438.34	70,604.16	3,868.50	1,337.19	898.85	75,764,498.55	0	20.975	6.8757
164	25-Feb-18	3,868.50	22.87	3,891.37	0	69.87	47	77,132,989.20	0	20.975	6.8646

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CashflowsM4   Prudential

Prepay Speed to maturity
FRM 75% PPC
ARM 35% CPR
LIBOR = 20%

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		11,215,000.00	5,374,150.77	16,589,150.77		12,535,488.94	7,899,045.64		737,707.47		
0	30-Jun-04	0	0	0	11,215,000.00	0	0	0	0	0.00000	0.00000
1	25-Jul-04	0	16,744.62	16,744.62	11,215,000.00	16,744.62	0	0	0	2.15000	2.15000
2	25-Aug-04	0	90,282.56	90,282.56	11,215,000.00	203,287.45	144,948.55	113,004.89	31,943.66	21.05000	9.34860
3	25-Sep-04	0	90,298.32	90,298.32	11,215,000.00	203,287.45	144,938.33	228,042.39	31,949.19	21.05000	9.35020
4	25-Oct-04	0	87,344.58	87,344.58	11,215,000.00	196,729.79	138,370.71	341,427.85	28,985.50	21.05000	9.34580
5	25-Nov-04	0	90,331.40	90,331.40	11,215,000.00	203,287.45	144,918.70	460,572.76	31,962.64	21.05000	9.35360
6	25-Dec-04	0	87,377.53	87,377.53	11,215,000.00	196,729.79	138,351.68	578,004.23	28,999.42	21.05000	9.34940
7	25-Jan-05	0	90,366.48	90,366.48	11,215,000.00	203,287.45	144,900.32	701,402.34	31,979.34	21.05000	9.35730
8	25-Feb-05	0	90,384.73	90,384.73	11,215,000.00	203,287.45	144,891.65	827,018.95	31,988.93	21.05000	9.35920
9	25-Mar-05	0	81,483.41	81,483.41	11,215,000.00	183,614.47	125,210.39	942,690.15	23,079.33	21.05000	9.34150
10	25-Apr-05	0	90,422.06	90,422.06	11,215,000.00	203,287.45	144,875.48	1,072,643.11	32,010.09	21.05000	9.36300
11	25-May-05	0	87,458.24	87,458.24	11,215,000.00	196,729.79	138,310.21	1,200,730.60	29,038.67	21.05000	9.35800
12	25-Jun-05	0	90,442.60	90,442.60	11,215,000.00	203,287.45	144,860.20	1,335,340.37	32,015.35	21.05000	9.36510
13	25-Jul-05	0	87,475.39	87,475.39	11,215,000.00	196,729.79	138,294.81	1,468,018.86	29,040.41	21.05000	9.35980
14	25-Aug-05	0	90,456.05	90,456.05	11,215,000.00	203,287.45	144,844.68	1,607,460.14	32,013.27	21.05000	9.36650
15	25-Sep-05	0	90,462.11	90,462.11	11,215,000.00	203,287.45	144,836.82	1,749,422.94	32,011.48	21.05000	9.36720
16	25-Oct-05	0	87,494.09	87,494.09	11,215,000.00	196,729.79	138,271.26	1,889,346.43	29,035.55	21.05000	9.36180
17	25-Nov-05	0	90,472.86	90,472.86	11,215,000.00	203,287.45	144,820.96	2,036,408.05	32,006.37	21.05000	9.36830
18	25-Dec-05	0	87,504.23	87,504.23	11,215,000.00	196,729.79	138,255.28	2,181,355.60	29,029.72	21.05000	9.36290
19	25-Jan-06	0	90,481.67	90,481.67	11,215,000.00	203,287.45	144,804.87	2,333,701.48	31,999.09	21.05000	9.36920
20	25-Feb-06	0	90,485.31	90,485.31	11,215,000.00	203,287.45	144,796.75	2,488,805.20	31,994.61	21.05000	9.36960
21	25-Mar-06	0	81,570.10	81,570.10	11,215,000.00	183,614.47	125,115.59	2,631,596.85	23,071.22	21.05000	9.35140
22	25-Apr-06	0	90,277.92	90,277.92	11,215,000.00	203,287.45	143,240.05	2,792,307.72	30,230.52	21.05000	9.34810
23	25-May-06	0	85,028.61	85,028.61	11,215,000.00	196,729.79	123,776.07	2,952,990.64	12,074.89	21.05000	9.09800
24	25-Jun-06	0	87,965.98	87,965.98	11,215,000.00	203,287.45	130,419.52	3,121,839.16	15,098.05	21.05000	9.10870
25	25-Jul-06	0	84,509.24	84,509.24	11,215,000.00	196,729.79	121,923.37	3,288,821.97	9,702.82	21.05000	9.04250
26	25-Aug-06	0	87,437.79	87,437.79	11,215,000.00	203,287.45	128,581.94	3,464,286.10	12,732.28	21.05000	9.05400
27	25-Sep-06	0	87,394.82	87,394.82	11,215,000.00	203,287.45	128,683.44	3,642,973.73	12,790.81	21.05000	9.04960
28	25-Oct-06	0	84,301.78	84,301.78	11,215,000.00	196,729.79	121,734.37	3,819,305.57	9,306.36	21.05000	9.02030
29	25-Nov-06	0	86,402.02	86,402.02	11,215,000.00	203,287.45	124,252.51	4,005,421.22	7,367.08	21.05000	8.94680
30	25-Dec-06	0	83,374.86	83,374.86	11,215,000.00	196,729.79	117,829.89	4,189,037.92	4,474.95	21.05000	8.92110
31	25-Jan-07	0	86,128.43	86,128.43	11,215,000.00	203,287.45	123,875.93	4,382,129.07	6,716.91	21.05000	8.91840
32	25-Feb-07	0	86,069.47	86,069.47	11,215,000.00	203,287.45	124,016.93	4,578,779.23	6,798.95	21.05000	8.91230
33	25-Mar-07	0	79,128.84	79,128.84	11,215,000.00	183,614.47	104,485.63	4,758,229.65	0	21.05000	9.07150
34	25-Apr-07	0	85,840.73	85,840.73	11,215,000.00	203,287.45	123,706.73	4,961,925.89	6,260.01	21.05000	8.88860
35	25-May-07	0	84,889.84	84,889.84	11,215,000.00	196,729.79	111,839.95	5,160,806.29	0	21.05000	9.08320
36	25-Jun-07	0	84,722.48	84,722.48	11,215,000.00	203,287.45	118,564.97	5,372,918.04	0	21.05000	8.77280

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		11,215,000.00	5,374,150.77	16,589,150.77		12,535,488.94	7,899,045.64		737,707.47		
37	25-Jul-07	0	85,423.23	85,423.23	11,215,000.00	196,729.79	111,306.56	5,578,474.54	0	21.05000	9.14020
38	25-Aug-07	0	85,225.44	85,225.44	11,215,000.00	203,287.45	118,062.01	5,797,654.15	0	21.05000	8.82490
39	25-Sep-07	0	85,026.96	85,026.96	11,215,000.00	203,287.45	118,260.50	6,021,005.18	0	21.05000	8.80440
40	25-Oct-07	0	85,318.08	85,318.08	11,215,000.00	196,729.79	111,411.71	6,238,035.35	0	21.05000	9.12900
41	25-Nov-07	0	89,369.61	89,369.61	11,215,000.00	203,287.45	113,917.84	6,465,026.24	0	21.05000	9.25400
42	25-Dec-07	1,152,986.95	89,138.92	1,242,125.87	10,062,013.05	196,729.79	107,590.87	6,686,024.45	0	21.05000	9.53780
43	25-Jan-08	3,791,898.44	80,367.95	3,872,266.38	6,270,114.61	182,387.96	102,020.02	6,909,237.95	0	21.05000	9.27550
44	25-Feb-08	173,132.89	49,944.41	223,077.30	6,096,981.72	113,654.54	63,710.12	7,098,187.60	0	21.05000	9.25020
45	25-Mar-08	167,859.70	48,432.15	216,291.85	5,929,122.02	103,386.18	54,954.03	7,273,505.21	0	21.05000	9.86110
46	25-Apr-08	162,756.53	46,988.33	209,744.87	5,766,365.49	107,473.57	60,485.24	7,465,832.83	0	21.05000	9.20320
47	25-May-08	157,794.00	45,806.34	203,600.34	5,608,571.49	101,151.66	55,345.32	7,652,141.31	0	21.05000	9.53250
48	25-Jun-08	153,022.00	44,430.81	197,452.81	5,455,549.49	101,663.15	57,232.34	7,848,079.33	0	21.05000	9.19970
49	25-Jul-08	148,401.06	43,136.27	191,537.33	5,307,148.44	95,699.43	52,563.16	8,038,310.88	0	21.05000	9.48820
50	25-Aug-08	143,935.04	41,843.55	185,778.58	5,163,213.40	96,199.44	54,355.89	8,238,372.32	0	21.05000	9.15600
51	25-Sep-08	139,613.89	40,592.46	180,206.35	5,023,599.51	93,590.41	52,997.95	8,440,702.21	0	21.05000	9.12990
52	25-Oct-08	135,431.07	39,397.20	174,828.27	4,888,168.44	88,122.31	48,725.10	8,637,491.30	0	21.05000	9.41090
53	25-Nov-08	131,365.32	38,411.43	169,776.75	4,756,803.12	88,604.84	50,193.41	8,844,251.24	0	21.05000	9.12550
54	25-Dec-08	127,451.10	37,272.68	164,723.78	4,629,352.02	83,442.25	46,169.58	9,045,563.72	0	21.05000	9.40280
55	25-Jan-09	123,660.08	36,199.77	159,859.85	4,505,691.94	83,913.44	47,713.67	9,257,240.79	0	21.05000	9.08080
56	25-Feb-09	119,994.47	35,129.04	155,123.50	4,385,697.47	81,671.92	46,542.89	9,471,584.02	0	21.05000	9.05410
57	25-Mar-09	116,446.63	34,092.48	150,539.11	4,269,250.84	71,803.61	37,711.13	9,664,366.03	0	21.05000	9.99460
58	25-Apr-09	113,012.59	33,088.96	146,101.55	4,156,238.25	77,386.10	44,297.14	9,883,843.23	0	21.05000	9.00060
59	25-May-09	109,688.53	32,117.36	141,805.89	4,046,549.72	72,907.35	40,789.99	10,098,012.30	0	21.05000	9.27300
60	25-Jun-09	106,470.74	31,176.61	137,647.35	3,940,078.98	73,349.33	42,172.72	10,323,225.52	0	21.05000	8.94720
61	25-Jul-09	103,355.64	30,265.69	133,621.33	3,836,723.34	69,115.55	38,849.86	10,543,161.96	0	21.05000	9.21780
62	25-Aug-09	100,339.79	29,383.59	129,723.38	3,736,383.55	69,545.94	40,162.35	10,774,433.76	0	21.05000	8.89380
63	25-Sep-09	97,419.85	28,529.35	125,949.20	3,638,963.70	67,727.14	39,197.79	11,008,933.13	0	21.05000	8.86710
64	25-Oct-09	94,592.62	27,702.04	122,294.66	3,544,371.08	63,833.49	36,131.45	11,238,179.61	0	21.05000	9.13510
65	25-Nov-09	91,854.98	26,900.77	118,755.75	3,452,516.10	64,246.65	37,345.88	11,479,233.10	0	21.05000	8.81390
66	25-Dec-09	89,203.93	26,124.67	115,328.60	3,363,312.17	60,562.89	34,438.22	11,715,036.21	0	21.05000	9.08020
67	25-Jan-10	86,636.59	25,372.89	112,009.48	3,276,675.58	60,964.70	35,591.81	11,962,979.32	0	21.05000	8.76080
68	25-Feb-10	84,150.15	24,644.64	108,794.79	3,192,525.44	59,394.30	34,749.66	12,214,574.59	0	21.05000	8.73430
69	25-Mar-10	81,741.91	23,939.13	105,681.04	3,110,783.52	52,268.74	28,329.61	12,442,883.93	0	21.05000	9.64090
70	25-Apr-10	79,409.28	23,255.61	102,664.89	3,031,374.25	56,387.27	33,131.66	12,701,560.15	0	21.05000	8.68160
71	25-May-10	77,149.72	22,593.35	99,743.07	2,954,224.52	53,175.36	30,582.01	12,954,948.69	0	21.05000	8.94380
72	25-Jun-10	74,960.82	21,951.64	96,912.47	2,879,263.70	53,549.42	31,597.78	13,221,372.91	0	21.05000	8.62910
73	25-Jul-10	72,840.23	21,329.82	94,170.05	2,806,423.47	50,507.08	29,177.27	13,482,475.09	0	21.05000	8.88970
74	25-Aug-10	70,785.67	20,727.22	91,512.89	2,735,637.80	50,870.32	30,143.11	13,757,006.78	0	21.05000	8.57690
75	25-Sep-10	68,794.96	20,143.20	88,938.17	2,666,842.84	49,587.23	29,444.03	14,035,815.67	0	21.05000	8.55090
76	25-Oct-10	66,865.99	19,577.17	86,443.16	2,599,976.84	46,780.87	27,203.70	14,309,230.97	0	21.05000	8.80910
77	25-Nov-10	64,996.72	19,028.52	84,025.24	2,534,980.12	47,128.19	28,099.67	14,596,705.32	0	21.05000	8.49920
78	25-Dec-10	63,185.16	18,496.69	81,681.85	2,471,794.96	44,467.78	25,971.09	14,878,726.95	0	21.05000	8.75590
79	25-Jan-11	61,429.43	17,981.12	79,410.56	2,410,365.53	44,804.72	26,823.59	15,175,248.13	0	21.05000	8.44780
80	25-Feb-11	59,727.68	17,481.29	77,208.97	2,350,637.85	43,691.22	26,209.93	15,476,530.51	0	21.05000	8.42230
81	25-Mar-11	58,078.13	16,996.68	75,074.81	2,292,559.72	38,485.17	21,488.49	15,751,404.20	0	21.05000	9.29660
82	25-Apr-11	56,479.07	16,526.78	73,005.86	2,236,080.64	41,555.83	25,029.05	16,061,949.32	0	21.05000	8.37160
83	25-May-11	54,928.85	16,071.13	70,999.98	2,181,151.80	40,202.87	24,131.73	16,374,861.52	0	21.57500	8.62460

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall	Coupon	Effective Coupon
Total		11,215,000.00	5,374,150.77	16,589,150.77		12,535,488.94	7,899,045.64		737,707.47		
84	25-Jun-11	53,425.85	15,629.26	69,055.11	2,127,725.94	40,522.47	24,893.21	16,703,974.64	0	21.57500	8.32130
85	25-Jul-11	51,968.55	15,200.72	67,169.27	2,075,757.40	38,254.74	23,054.02	17,027,352.20	0	21.57500	8.57290
86	25-Aug-11	50,555.43	14,785.08	65,340.51	2,025,201.97	38,564.40	23,779.32	17,367,473.71	0	21.57500	8.27160
87	25-Sep-11	49,185.07	14,381.92	63,566.98	1,976,016.90	37,625.16	23,243.24	17,713,378.08	0	21.57500	8.24690
88	25-Oct-11	47,856.06	13,990.83	61,846.89	1,928,160.84	35,527.14	21,536.31	18,053,386.17	0	21.57500	8.49640
89	25-Nov-11	46,567.07	13,611.43	60,178.49	1,881,593.77	35,822.28	22,210.85	18,411,001.35	0	21.57500	8.19790
90	25-Dec-11	45,316.78	13,243.34	58,560.12	1,836,276.99	33,829.49	20,586.15	18,762,601.97	0	21.57500	8.44600
91	25-Jan-12	44,103.95	12,886.19	56,990.15	1,792,173.04	34,115.22	21,229.03	19,132,411.47	0	21.57500	8.14940
92	25-Feb-12	42,927.37	12,539.64	55,467.01	1,749,245.67	33,295.84	20,756.20	19,508,618.65	0	21.57500	8.12540
93	25-Mar-12	41,785.85	12,203.34	53,989.19	1,707,459.82	30,401.65	18,198.31	19,865,874.04	0	21.57500	8.66030
94	25-Apr-12	40,678.27	11,876.97	52,555.24	1,666,781.55	31,721.99	19,845.03	20,254,796.65	0	21.57500	8.07790
95	25-May-12	39,603.53	11,560.20	51,163.73	1,627,178.02	29,967.34	18,407.15	20,637,368.17	0	21.57500	8.32280
96	25-Jun-12	38,560.58	11,252.73	49,813.31	1,588,617.44	30,230.48	18,977.75	21,039,756.69	0	21.57500	8.03090
97	25-Jul-12	37,548.39	10,954.27	48,502.65	1,551,069.05	28,562.02	17,607.75	21,435,641.73	0	21.57500	8.27460
98	25-Aug-12	36,565.98	10,664.52	47,230.49	1,514,503.08	28,816.49	18,151.97	21,852,035.18	0	21.57500	7.98460
99	25-Sep-12	35,612.38	10,383.21	45,995.60	1,478,890.69	28,137.15	17,753.94	22,275,766.55	0	21.57500	7.96160
100	25-Oct-12	34,686.69	10,110.08	44,796.77	1,444,204.00	26,589.22	16,479.14	22,692,745.41	0	21.57500	8.20350
101	25-Nov-12	33,788.01	9,844.86	43,632.87	1,410,415.99	26,831.10	16,986.25	23,131,328.20	0	21.57500	7.91630
102	25-Dec-12	32,915.48	9,587.30	42,502.78	1,377,500.51	25,358.10	15,770.80	23,562,981.01	0	21.57500	8.15700
103	25-Jan-13	32,068.26	9,337.17	41,405.43	1,345,432.25	25,591.86	16,254.69	24,016,999.89	0	21.57500	7.87160
104	25-Feb-13	31,245.56	9,094.22	40,339.78	1,314,186.69	24,996.08	15,901.86	24,479,100.91	0	21.57500	7.84950
105	25-Mar-13	30,446.59	8,858.24	39,304.83	1,283,740.10	22,052.78	13,194.55	24,903,068.37	0	21.57500	8.66630
106	25-Apr-13	29,670.61	8,629.00	38,299.61	1,254,069.49	23,849.93	15,220.93	25,380,950.26	0	21.57500	7.80590
107	25-May-13	28,916.89	8,406.29	37,323.18	1,225,152.61	22,547.12	14,140.83	25,851,419.43	0	21.57500	8.04390
108	25-Jun-13	28,184.72	8,189.91	36,374.63	1,196,967.89	22,761.46	14,571.55	26,346,270.86	0	21.57500	7.76300
109	25-Jul-13	27,473.43	7,979.67	35,453.10	1,169,494.46	21,520.49	13,540.82	26,833,495.67	0	21.57500	7.99990
110	25-Aug-13	26,782.37	7,775.36	34,557.73	1,142,712.09	21,727.42	13,952.06	27,345,973.08	0	21.57500	7.72080
111	25-Sep-13	26,110.90	7,576.82	33,687.71	1,116,601.19	21,229.84	13,653.03	27,867,672.51	0	21.57500	7.70000
112	25-Oct-13	25,458.40	7,383.85	32,842.25	1,091,142.79	20,075.56	12,691.71	28,381,401.75	0	21.57500	7.93530
113	25-Nov-13	24,824.29	7,196.28	32,020.57	1,066,318.50	20,271.77	13,075.48	28,921,760.32	0	21.57500	7.65890
114	25-Dec-13	24,207.99	7,013.96	31,221.95	1,042,110.51	19,171.52	12,157.56	29,453,907.03	0	21.57500	7.89330
115	25-Jan-14	23,608.95	6,836.71	30,445.66	1,018,501.56	19,360.82	12,524.11	30,013,639.73	0	21.57500	7.61860
116	25-Feb-14	23,026.64	6,664.39	29,691.02	995,474.93	18,922.20	12,257.81	30,583,505.12	0	21.57500	7.59870
117	25-Mar-14	22,460.53	6,496.84	28,957.36	973,014.40	16,704.62	10,207.79	31,106,921.11	0	21.57500	8.39100
118	25-Apr-14	21,887.91	6,333.91	28,221.82	951,126.49	18,077.12	11,743.21	31,696,583.39	0	21.57500	7.55950
119	25-May-14	21,353.29	6,175.60	27,528.89	929,773.20	17,100.46	10,924.86	32,277,386.41	0	21.57500	7.79150
120	25-Jun-14	20,833.40	6,021.64	26,855.04	908,939.80	17,273.77	11,252.13	32,888,303.06	0	21.57500	7.52100
121	25-Jul-14	20,327.81	5,871.88	26,199.69	888,612.00	16,341.98	10,470.10	33,490,077.44	0	21.57500	7.75220
122	25-Aug-14	19,836.06	5,726.22	25,562.28	868,775.93	16,509.05	10,782.84	34,123,054.75	0	21.57500	7.48340
123	25-Sep-14	19,357.75	5,584.51	24,942.27	849,418.18	16,140.53	10,556.02	34,767,564.99	0	21.57500	7.46480
124	25-Oct-14	18,892.46	5,446.65	24,339.11	830,525.72	15,271.83	9,825.18	35,402,482.02	0	21.57500	7.69470
125	25-Nov-14	18,439.80	5,312.51	23,752.31	812,085.92	15,429.90	10,117.39	36,070,323.43	0	21.57500	7.42830
126	25-Dec-14	17,999.38	5,181.99	23,181.37	794,086.54	14,600.63	9,418.64	36,728,256.43	0	21.57500	7.65730
127	25-Jan-15	17,570.83	5,054.98	22,625.80	776,515.71	14,752.91	9,697.94	37,420,309.26	0	21.57500	7.39250
128	25-Feb-15	17,153.79	4,931.36	22,085.15	759,361.92	14,426.48	9,495.11	38,125,016.55	0	21.57500	7.37490
129	25-Mar-15	16,747.92	4,811.05	21,558.97	742,613.99	12,742.51	7,931.47	38,772,706.97	0	21.57500	8.14580
130	25-Apr-15	16,352.89	4,693.94	21,046.82	726,261.11	13,796.63	9,102.70	39,502,147.33	0	21.57500	7.34030

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shor	Couponcap Shortfall I	Coupon	Effective Coupon
Total		11,215,000.00	5,374,150.77	16,589,150.77		12,535,488.94	7,899,045.64		737,707.47		
131	25-May-15	15,968.36	4,579.93	20,548.29	710,292.75	13,057.57	8,477.64	40,220,840.65	0	21.57500	7.56740
132	25-Jun-15	15,594.02	4,468.95	20,062.97	694,698.73	13,196.15	8,727.21	40,976,809.63	0	21.57500	7.30650
133	25-Jul-15	15,229.58	4,360.89	19,590.46	679,469.15	12,490.10	8,129.22	41,721,667.74	0	21.57500	7.53290
134	25-Aug-15	14,874.73	4,255.67	19,130.39	664,594.42	12,623.50	8,367.83	42,505,160.42	0	21.57500	7.27340
135	25-Sep-15	14,529.19	4,153.20	18,682.39	650,065.23	12,347.15	8,193.95	43,303,035.31	0	21.57500	7.25720
136	25-Oct-15	14,192.69	4,053.42	18,246.10	635,872.55	11,687.63	7,634.21	44,089,222.01	0	21.57500	7.48250
137	25-Nov-15	13,864.95	3,956.23	17,821.19	622,007.59	11,813.54	7,857.31	44,916,189.71	0	21.57500	7.22520
138	25-Dec-15	13,545.73	3,861.57	17,407.30	608,461.86	11,183.18	7,321.61	45,731,066.98	0	21.57500	7.44990
139	25-Jan-16	13,234.78	3,769.36	17,004.13	595,227.08	11,304.29	7,534.94	46,588,215.27	0	21.57500	7.19410
140	25-Feb-16	12,931.84	3,679.52	16,611.36	582,295.24	11,058.41	7,378.89	47,461,132.02	0	21.57500	7.17880
141	25-Mar-16	12,636.69	3,592.00	16,228.69	569,658.55	10,120.21	6,528.21	48,292,528.12	0	21.57500	7.65770
142	25-Apr-16	12,349.10	3,506.72	15,855.82	557,309.45	10,583.39	7,076.66	49,196,806.17	0	21.57500	7.14870
143	25-May-16	12,068.85	3,423.62	15,492.48	545,240.59	10,019.96	6,596.34	50,087,920.09	0	21.57500	7.37180
144	25-Jun-16	11,795.74	3,342.64	15,138.38	533,444.86	10,129.74	6,787.10	51,025,264.21	0	21.57500	7.11940
145	25-Jul-16	11,529.54	3,263.72	14,793.26	521,915.32	9,590.89	6,327.18	51,948,983.12	0	21.57500	7.34180
146	25-Aug-16	11,270.07	3,186.79	14,456.87	510,645.24	9,696.39	6,509.60	52,920,625.46	0	21.57500	7.09080
147	25-Sep-16	11,017.13	3,111.81	14,128.95	499,628.11	9,487.01	6,375.20	53,910,185.02	0	21.57500	7.07680
148	25-Oct-16	10,770.54	3,038.72	13,809.26	488,857.57	8,982.90	5,944.18	54,885,389.41	0	21.57500	7.29830
149	25-Nov-16	10,530.11	2,967.46	13,497.57	478,327.45	9,082.23	6,114.77	55,911,190.86	0	21.57500	7.04920
150	25-Dec-16	10,295.68	2,897.98	13,193.65	468,031.78	8,599.93	5,701.95	56,922,129.43	0	21.57500	7.27030
151	25-Jan-17	34,628.15	2,830.23	37,458.38	433,403.63	8,695.32	5,865.08	57,985,520.71	0	21.57500	7.02240
152	25-Feb-17	78,190.26	2,615.93	80,806.19	355,213.37	8,051.98	5,436.05	59,068,239.15	0	21.57500	7.00930
153	25-Mar-17	76,462.97	2,140.02	78,602.99	278,750.39	5,960.68	3,820.66	60,063,257.67	0	21.57500	7.74590
154	25-Apr-17	74,778.12	1,676.29	76,454.41	203,972.27	5,178.76	3,502.47	61,182,643.71	0	21.57500	6.98350
155	25-May-17	73,134.51	1,224.38	74,358.90	130,837.76	3,667.25	2,442.87	62,285,099.52	0	21.57500	7.20320
156	25-Jun-17	71,531.01	783.98	72,314.99	59,306.75	2,430.77	1,646.79	63,443,908.30	0	21.57500	6.95840
157	25-Jul-17	59,306.75	354.74	59,661.49	0	1,066.29	711.55	64,585,288.45	0	21.57500	7.17770

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - XS Spread Report   Terwin

CDR 5%
Sev 60%
Lag 6M
FWD LIBOR
100% PPC

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
0	Jun30,04	0.00	640,828,939.31	3.98%
1	Jul25,04	2,127,352.04	636,991,022.59	4.45%
2	Aug25,04	2,364,535.94	631,955,150.70	4.26%
3	Sep25,04	2,241,455.83	626,165,584.07	4.13%
4	Oct25,04	2,153,008.60	619,638,351.16	3.86%
5	Nov25,04	1,994,040.13	612,392,241.77	3.75%
6	Dec25,04	1,914,930.68	604,448,827.64	3.48%
7	Jan25,05	1,753,829.57	593,519,346.74	3.30%
8	Feb25,05	1,630,021.39	581,569,535.08	3.41%
9	Mar25,05	1,653,483.85	569,038,150.65	2.93%
10	Apr25,05	1,390,359.34	555,970,116.40	2.86%
11	May25,05	1,324,378.11	542,561,250.54	2.58%
12	Jun25,05	1,167,632.19	528,840,476.16	2.53%
13	Jul25,05	1,115,180.14	514,888,368.60	2.25%
14	Aug25,05	966,329.44	500,732,766.73	2.09%
15	Sep25,05	873,016.86	486,402,462.65	2.08%
16	Oct25,05	843,591.83	471,927,059.75	1.83%
17	Nov25,05	719,731.42	457,337,193.08	1.83%
18	Dec25,05	699,336.49	442,662,877.42	1.57%
19	Jan25,06	577,981.50	427,934,523.75	1.44%
20	Feb25,06	514,156.47	413,182,567.01	1.76%
21	Mar25,06	604,668.94	398,437,534.13	1.35%
22	Apr25,06	446,617.72	383,782,163.01	2.70%
23	May25,06	862,171.78	369,687,654.30	2.51%
24	Jun25,06	771,805.69	356,051,150.12	3.06%
25	Jul25,06	908,777.30	342,931,377.95	2.75%
26	Aug25,06	784,657.45	330,297,814.83	2.61%
27	Sep25,06	717,800.73	318,134,293.43	2.69%
28	Oct25,06	713,766.63	306,426,949.96	2.88%
29	Nov25,06	736,391.99	295,174,756.52	2.95%
30	Dec25,06	724,825.50	284,343,756.15	2.72%
31	Jan25,07	643,839.73	273,920,618.70	2.61%
32	Feb25,07	596,765.00	263,887,291.36	3.12%
33	Mar25,07	685,870.88	254,228,953.20	2.50%
34	Apr25,07	529,847.83	244,933,151.52	3.31%
35	May25,07	675,350.30	236,002,450.64	3.03%
36	Jun25,07	595,581.30	227,404,221.18	3.29%
37	Jul25,07	623,337.88	219,128,641.67	3.00%
38	Aug25,07	547,383.11	211,160,514.76	2.92%
39	Sep25,07	513,653.93	203,488,216.80	3.11%
40	Oct25,07	526,649.24	196,101,279.99	3.24%
41	Nov25,07	529,847.47	188,995,454.65	3.38%
42	Dec25,07	533,124.42	182,152,626.55	3.16%
43	Jan25,08	479,830.67	175,564,148.15	3.08%
44	Feb25,08	449,926.77	169,219,107.65	3.45%
45	Mar25,08	486,721.86	163,108,343.29	2.92%
46	Apr25,08	396,641.67	157,223,269.27	3.24%
47	May25,08	423,919.28	151,557,455.56	2.90%
48	Jun25,08	366,738.57	146,100,308.32	3.07%
49	Jul25,08	373,742.60	140,844,216.68	2.74%
50	Aug25,08	321,712.63	135,781,394.49	2.66%
51	Sep25,08	300,623.17	130,904,597.03	2.83%
52	Oct25,08	309,031.12	126,206,946.15	2.58%
53	Nov25,08	270,926.35	121,682,343.65	2.76%
54	Dec25,08	279,793.60	117,323,596.33	2.45%
55	Jan25,09	239,828.65	113,124,604.28	2.39%
56	Feb25,09	225,602.73	109,079,283.07	3.10%
57	Mar25,09	282,100.55	105,181,894.86	2.29%
58	Apr25,09	200,320.84	101,426,919.58	2.50%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
59	May25,09	211,068.77	97,809,046.92	2.20%
60	Jun25,09	179,274.72	94,323,167.19	2.39%
61	Jul25,09	187,787.44	90,964,364.90	2.02%
62	Aug25,09	153,422.23	87,727,910.38	1.92%
63	Sep25,09	140,459.64	84,609,253.19	2.09%
64	Oct25,09	147,329.27	81,604,015.11	1.72%
65	Nov25,09	117,097.63	78,707,984.48	1.90%
66	Dec25,09	124,341.67	75,917,106.78	1.52%
67	Jan25,10	96,406.53	73,227,481.79	1.44%
68	Feb25,10	87,761.02	70,635,356.40	2.20%
69	Mar25,10	129,301.44	68,137,119.20	1.29%
70	Apr25,10	73,223.91	65,729,295.01	1.48%
71	May25,10	80,897.16	63,408,539.83	0.60%
72	Jun25,10	31,890.28	61,171,635.25	0.73%
73	Jul25,10	37,373.97	59,015,484.26	0.49%
74	Aug25,10	23,908.30	56,937,106.38	0.43%
75	Sep25,10	20,375.31	54,933,633.23	0.56%
76	Oct25,10	25,456.82	53,002,304.24	0.32%
77	Nov25,10	14,118.78	51,140,462.56	0.45%
78	Dec25,10	19,077.89	49,345,551.08	0.24%
79	Jan25,11	9,939.40	47,615,108.63	0.21%
80	Feb25,11	8,322.84	45,946,766.33	0.67%
81	Mar25,11	25,555.47	44,338,244.09	0.15%
82	Apr25,11	5,459.77	42,787,347.20	0.26%
83	May25,11	9,167.26	41,291,963.11	0.09%
84	Jun25,11	3,033.29	39,850,058.28	0.18%
85	Jul25,11	6,014.05	38,459,675.19	0.04%
86	Aug25,11	1,217.63	37,118,929.45	0.03%
87	Sep25,11	880.78	35,826,007.03	0.11%
88	Oct25,11	3,214.79	34,579,161.58	0.01%
89	Nov25,11	383.30	33,376,711.86	0.07%
90	Dec25,11	1,835.22	32,217,039.28	0.00%
91	Jan25,12	89.99	31,098,585.52	0.00%
92	Feb25,12	17.29	30,019,850.24	0.12%
93	Mar25,12	3,013.19	28,979,388.90	0.00%
94	Apr25,12	0.00	27,975,810.64	0.00%
95	May25,12	0.00	27,007,776.25	0.00%
96	Jun25,12	0.00	26,073,996.22	0.00%
97	Jul25,12	0.00	25,173,228.86	0.00%
98	Aug25,12	0.00	24,304,278.50	0.00%
99	Sep25,12	0.00	23,465,993.72	0.00%
100	Oct25,12	0.00	22,657,265.75	0.00%
101	Nov25,12	0.00	21,877,026.79	0.00%
102	Dec25,12	0.00	21,124,248.52	0.00%
103	Jan25,13	0.00	20,397,940.57	0.00%
104	Feb25,13	0.00	19,697,149.12	0.02%
105	Mar25,13	308.44	19,020,955.53	0.00%
106	Apr25,13	0.00	18,368,474.98	0.00%
107	May25,13	0.00	17,738,855.25	0.00%
108	Jun25,13	0.00	17,131,275.46	0.00%
109	Jul25,13	0.00	16,544,944.90	0.00%
110	Aug25,13	0.00	15,979,101.92	0.00%
111	Sep25,13	0.00	15,433,012.80	0.00%
112	Oct25,13	0.00	14,905,970.74	0.00%
113	Nov25,13	0.00	14,397,294.77	0.00%
114	Dec25,13	0.00	13,906,328.99	0.00%
115	Jan25,14	0.00	13,432,441.49	0.00%
116	Feb25,14	0.00	12,975,023.47	0.00%
117	Mar25,14	0.00	12,533,488.35	0.00%
118	Apr25,14	0.00	12,107,465.96	0.00%
119	May25,14	0.00	11,696,207.67	0.00%
120	Jun25,14	0.00	11,299,189.01	0.00%
121	Jul25,14	0.00	10,915,904.65	0.00%
122	Aug25,14	0.00	10,545,867.61	0.00%
123	Sep25,14	0.00	10,188,608.63	0.00%
124	Oct25,14	0.00	9,843,675.47	0.00%
125	Nov25,14	0.00	9,510,632.35	0.00%
126	Dec25,14	0.00	9,189,059.23	0.00%
127	Jan25,15	0.00	8,878,551.34	0.00%
128	Feb25,15	0.00	8,578,718.53	0.00%
129	Mar25,15	0.00	8,289,184.78	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
130	Apr25,15	0.00	8,009,587.64	0.00%
131	May25,15	0.00	7,739,577.75	0.00%
132	Jun25,15	0.00	7,478,818.36	0.00%
133	Jul25,15	0.00	7,226,984.84	0.00%
134	Aug25,15	0.00	6,983,764.28	0.00%
135	Sep25,15	0.00	6,748,855.00	0.00%
136	Oct25,15	0.00	6,521,966.16	0.00%
137	Nov25,15	0.00	6,302,817.38	0.00%
138	Dec25,15	0.00	6,091,138.34	0.00%
139	Jan25,16	0.00	5,886,668.39	0.00%
140	Feb25,16	0.00	5,689,156.24	0.00%
141	Mar25,16	0.00	5,498,359.57	0.00%
142	Apr25,16	0.00	5,314,044.74	0.00%
143	May25,16	0.00	5,135,986.44	0.00%
144	Jun25,16	0.00	4,963,967.40	0.00%
145	Jul25,16	0.00	4,797,778.11	0.00%
146	Aug25,16	0.00	4,637,216.50	0.00%
147	Sep25,16	0.00	4,482,087.71	0.00%
148	Oct25,16	0.00	4,332,203.78	0.00%
149	Nov25,16	0.00	4,187,383.46	0.00%
150	Dec25,16	0.00	4,047,451.91	0.00%
151	Jan25,17	0.00	3,912,240.48	0.00%
152	Feb25,17	0.00	3,781,586.50	0.00%
153	Mar25,17	0.00	3,655,333.07	0.00%
154	Apr25,17	0.00	3,533,328.81	0.00%
155	May25,17	0.00	3,415,427.71	0.00%
156	Jun25,17	0.00	3,301,488.88	0.00%
157	Jul25,17	0.00	3,191,376.43	0.00%
158	Aug25,17	0.00	3,084,959.23	0.00%
159	Sep25,17	0.00	2,982,110.76	0.00%
160	Oct25,17	0.00	2,882,708.97	0.00%
161	Nov25,17	0.00	2,786,636.06	0.00%
162	Dec25,17	0.00	2,693,778.40	0.00%
163	Jan25,18	0.00	2,604,026.31	0.00%
164	Feb25,18	0.00	2,517,273.96	0.00%
165	Mar25,18	0.00	2,433,419.23	0.00%
166	Apr25,18	0.00	2,352,363.54	0.00%
167	May25,18	0.00	2,274,011.78	0.00%
168	Jun25,18	0.00	2,198,272.14	0.00%
169	Jul25,18	0.00	2,125,055.96	0.00%
170	Aug25,18	0.00	2,054,277.74	0.00%
171	Sep25,18	0.00	1,985,854.90	0.00%
172	Oct25,18	0.00	1,919,707.77	0.00%
173	Nov25,18	0.00	1,855,373.09	0.00%
174	Dec25,18	0.00	1,793,560.30	0.00%
175	Jan25,19	0.00	1,733,799.97	0.00%
176	Feb25,19	0.00	1,676,023.07	0.00%
177	Mar25,19	0.00	1,620,163.05	0.00%
178	Apr25,19	0.00	1,566,317.06	0.00%
179	May25,19	0.00	1,513,963.58	0.00%
180	Jun25,19	0.00	1,464,154.44	0.00%
181	Jul25,19	0.00	1,416,100.76	0.00%
182	Aug25,19	0.00	1,369,627.27	0.00%
183	Sep25,19	0.00	1,324,681.07	0.00%
184	Oct25,19	0.00	1,281,211.04	0.00%
185	Nov25,19	0.00	1,239,167.85	0.00%
186	Dec25,19	0.00	1,198,503.84	0.00%
187	Jan25,20	0.00	1,159,173.01	0.00%
188	Feb25,20	0.00	1,121,130.91	0.00%
189	Mar25,20	0.00	1,084,334.62	0.00%
190	Apr25,20	0.00	1,048,742.69	0.00%
191	May25,20	0.00	1,014,315.08	0.00%
192	Jun25,20	0.00	981,013.12	0.00%
193	Jul25,20	0.00	948,799.45	0.00%
194	Aug25,20	0.00	917,638.00	0.00%
195	Sep25,20	0.00	887,493.89	0.00%
196	Oct25,20	0.00	858,333.47	0.00%
197	Nov25,20	0.00	830,124.20	0.00%
198	Dec25,20	0.00	802,834.64	0.00%
199	Jan25,21	0.00	776,434.44	0.00%
200	Feb25,21	0.00	750,894.26	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
201	Mar25,21	0.00	726,185.76	0.00%
202	Apr25,21	0.00	702,281.53	0.00%
203	May25,21	0.00	679,155.12	0.00%
204	Jun25,21	0.00	656,780.96	0.00%
205	Jul25,21	0.00	635,134.32	0.00%
206	Aug25,21	0.00	614,191.33	0.00%
207	Sep25,21	0.00	593,928.90	0.00%
208	Oct25,21	0.00	574,324.72	0.00%
209	Nov25,21	0.00	555,357.24	0.00%
210	Dec25,21	0.00	537,005.62	0.00%
211	Jan25,22	0.00	519,249.71	0.00%
212	Feb25,22	0.00	502,070.05	0.00%
213	Mar25,22	0.00	485,447.82	0.00%
214	Apr25,22	0.00	469,364.83	0.00%
215	May25,22	0.00	453,803.49	0.00%
216	Jun25,22	0.00	438,746.81	0.00%
217	Jul25,22	0.00	424,178.35	0.00%
218	Aug25,22	0.00	410,082.22	0.00%
219	Sep25,22	0.00	396,443.05	0.00%
220	Oct25,22	0.00	383,246.00	0.00%
221	Nov25,22	0.00	370,476.71	0.00%
222	Dec25,22	0.00	358,121.29	0.00%
223	Jan25,23	0.00	346,166.31	0.00%
224	Feb25,23	0.00	334,598.79	0.00%
225	Mar25,23	0.00	323,406.17	0.00%
226	Apr25,23	0.00	312,576.33	0.00%
227	May25,23	0.00	302,097.50	0.00%
228	Jun25,23	0.00	291,958.34	0.00%
229	Jul25,23	0.00	282,147.88	0.00%
230	Aug25,23	0.00	272,655.47	0.00%
231	Sep25,23	0.00	263,470.86	0.00%
232	Oct25,23	0.00	254,584.11	0.00%
233	Nov25,23	0.00	245,985.60	0.00%
234	Dec25,23	0.00	237,666.01	0.00%
235	Jan25,24	0.00	229,616.38	0.00%
236	Feb25,24	0.00	221,828.02	0.00%
237	Mar25,24	0.00	214,292.55	0.00%
238	Apr25,24	0.00	207,011.66	0.00%
239	May25,24	0.00	200,042.08	0.00%
240	Jun25,24	0.00	193,297.88	0.00%
241	Jul25,24	0.00	186,798.92	0.00%
242	Aug25,24	0.00	180,509.83	0.00%
243	Sep25,24	0.00	174,423.85	0.00%
244	Oct25,24	0.00	168,534.49	0.00%
245	Nov25,24	0.00	162,835.45	0.00%
246	Dec25,24	0.00	157,320.61	0.00%
247	Jan25,25	0.00	151,984.10	0.00%
248	Feb25,25	0.00	146,820.20	0.00%
249	Mar25,25	0.00	141,823.39	0.00%
250	Apr25,25	0.00	136,988.32	0.00%
251	May25,25	0.00	132,309.83	0.00%
252	Jun25,25	0.00	127,782.90	0.00%
253	Jul25,25	0.00	123,402.71	0.00%
254	Aug25,25	0.00	119,164.55	0.00%
255	Sep25,25	0.00	115,063.89	0.00%
256	Oct25,25	0.00	111,096.35	0.00%
257	Nov25,25	0.00	107,257.68	0.00%
258	Dec25,25	0.00	103,543.75	0.00%
259	Jan25,26	0.00	99,950.60	0.00%
260	Feb25,26	0.00	96,474.37	0.00%
261	Mar25,26	0.00	93,111.32	0.00%
262	Apr25,26	0.00	89,857.86	0.00%
263	May25,26	0.00	86,710.49	0.00%
264	Jun25,26	0.00	83,665.82	0.00%
265	Jul25,26	0.00	80,720.58	0.00%
266	Aug25,26	0.00	77,871.61	0.00%
267	Sep25,26	0.00	75,115.82	0.00%
268	Oct25,26	0.00	72,450.26	0.00%
269	Nov25,26	0.00	69,872.05	0.00%
270	Dec25,26	0.00	67,378.41	0.00%
271	Jan25,27	0.00	64,966.63	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
272	Feb25,27	0.00	62,634.11	0.00%
273	Mar25,27	0.00	60,378.33	0.00%
274	Apr25,27	0.00	58,196.83	0.00%
275	May25,27	0.00	56,087.26	0.00%
276	Jun25,27	0.00	54,047.31	0.00%
277	Jul25,27	0.00	52,074.77	0.00%
278	Aug25,27	0.00	50,167.48	0.00%
279	Sep25,27	0.00	48,323.38	0.00%
280	Oct25,27	0.00	46,540.43	0.00%
281	Nov25,27	0.00	44,816.70	0.00%
282	Dec25,27	0.00	43,150.28	0.00%
283	Jan25,28	0.00	41,539.36	0.00%
284	Feb25,28	0.00	39,982.15	0.00%
285	Mar25,28	0.00	38,476.95	0.00%
286	Apr25,28	0.00	37,022.09	0.00%
287	May25,28	0.00	35,615.96	0.00%
288	Jun25,28	0.00	34,257.01	0.00%
289	Jul25,28	0.00	32,943.72	0.00%
290	Aug25,28	0.00	31,674.64	0.00%
291	Sep25,28	0.00	30,448.35	0.00%
292	Oct25,28	0.00	29,263.48	0.00%
293	Nov25,28	0.00	28,118.70	0.00%
294	Dec25,28	0.00	27,012.73	0.00%
295	Jan25,29	0.00	25,944.32	0.00%
296	Feb25,29	0.00	24,912.81	0.00%
297	Mar25,29	0.00	23,916.47	0.00%
298	Apr25,29	0.00	22,954.17	0.00%
299	May25,29	0.00	22,026.63	0.00%
300	Jun25,29	0.00	21,131.45	0.00%
301	Jul25,29	0.00	20,267.02	0.00%
302	Aug25,29	0.00	19,432.35	0.00%
303	Sep25,29	0.00	18,626.48	0.00%
304	Oct25,29	0.00	17,848.49	0.00%
305	Nov25,29	0.00	17,097.46	0.00%
306	Dec25,29	0.00	16,372.54	0.00%
307	Jan25,30	0.00	15,672.87	0.00%
308	Feb25,30	0.00	14,997.65	0.00%
309	Mar25,30	0.00	14,346.08	0.00%
310	Apr25,30	0.00	13,717.39	0.00%
311	May25,30	0.00	13,110.84	0.00%
312	Jun25,30	0.00	12,525.71	0.00%
313	Jul25,30	0.00	11,961.31	0.00%
314	Aug25,30	0.00	11,416.96	0.00%
315	Sep25,30	0.00	10,892.01	0.00%
316	Oct25,30	0.00	10,385.82	0.00%
317	Nov25,30	0.00	9,897.79	0.00%
318	Dec25,30	0.00	9,427.32	0.00%
319	Jan25,31	0.00	8,973.84	0.00%
320	Feb25,31	0.00	8,536.79	0.00%
321	Mar25,31	0.00	8,115.62	0.00%
322	Apr25,31	0.00	7,709.83	0.00%
323	May25,31	0.00	7,318.90	0.00%
324	Jun25,31	0.00	6,942.34	0.00%
325	Jul25,31	0.00	6,579.69	0.00%
326	Aug25,31	0.00	6,230.48	0.00%
327	Sep25,31	0.00	5,894.26	0.00%
328	Oct25,31	0.00	5,570.61	0.00%
329	Nov25,31	0.00	5,259.11	0.00%
330	Dec25,31	0.00	4,959.36	0.00%
331	Jan25,32	0.00	4,670.96	0.00%
332	Feb25,32	0.00	4,393.54	0.00%
333	Mar25,32	0.00	4,126.72	0.00%
334	Apr25,32	0.00	3,870.17	0.00%
335	May25,32	0.00	3,623.52	0.00%
336	Jun25,32	0.00	3,386.46	0.00%
337	Jul25,32	0.00	3,158.65	0.00%
338	Aug25,32	0.00	2,939.79	0.00%
339	Sep25,32	0.00	2,729.57	0.00%
340	Oct25,32	0.00	2,527.69	0.00%
341	Nov25,32	0.00	2,333.89	0.00%
342	Dec25,32	0.00	2,147.88	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
343	Jan25,33	0.00	1,969.40	0.00%
344	Feb25,33	0.00	1,798.19	0.00%
345	Mar25,33	0.00	1,634.00	0.00%
346	Apr25,33	0.00	1,476.59	0.00%
347	May25,33	0.00	1,325.73	0.00%
348	Jun25,33	0.00	1,181.20	0.00%
349	Jul25,33	0.00	1,042.77	0.00%
350	Aug25,33	0.00	910.23	0.00%
351	Sep25,33	0.00	783.38	0.00%
352	Oct25,33	0.00	662.02	0.00%
353	Nov25,33	0.00	545.96	0.00%
354	Dec25,33	0.00	434.98	0.00%
355	Jan25,34	0.00	328.94	0.00%
356	Feb25,34	0.00	227.66	0.00%
357	Mar25,34	0.00	131.01	0.00%
358	Apr25,34	0.00	42.21	0.00%
359	May25,34	0.00	20.56	0.00%

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CF - Summary- bp 115 PPC / 100 PPC / 115 PPC / 100 PPC

RBS Greenwich Capital

bp
115 PPC / 100 PPC / 115 PPC / 100 PPC
LIBOR_1MO=1.10 LIBOR_6MO=1.529

Period Total	Date	Balance Collateral	Principal Distributable	Balance Aggregate Seniors	Balance M1	Balance M2	Balance M3	Balance M4	Balance M5	Balance M6	Balance M7	Balance M8	Balance M9	Balance B1	Balance B2	Balance OC
0	30-Jun-04	640,828,939.31	0	497,283,000.00	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
1	25-Jul-04	636,991,022.59	3,837,916.72	493,445,417.45	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
2	25-Aug-04	631,937,975.46	5,053,047.13	488,392,370.31	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
3	25-Sep-04	626,105,975.60	5,831,999.86	482,560,370.45	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
4	25-Oct-04	619,504,587.80	6,601,387.81	475,958,982.64	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
5	25-Nov-04	612,146,334.70	7,358,253.09	468,600,729.55	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
6	25-Dec-04	604,046,768.14	8,099,566.56	460,501,163.00	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
7	25-Jan-05	595,224,299.90	8,822,468.24	451,678,694.76	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
8	25-Feb-05	585,700,487.30	9,523,812.60	442,154,882.15	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
9	25-Mar-05	575,499,468.81	10,201,018.49	431,953,863.66	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
10	25-Apr-05	564,658,971.48	10,840,497.33	421,113,366.33	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
11	25-May-05	553,374,906.02	11,284,065.46	409,829,300.87	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
12	25-Jun-05	541,670,840.08	11,704,065.94	398,125,234.93	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
13	25-Jul-05	529,624,950.99	12,045,889.09	386,079,345.85	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
14	25-Aug-05	517,261,036.80	12,363,914.19	373,715,431.65	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
15	25-Sep-05	504,604,366.42	12,656,670.38	361,058,761.27	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
16	25-Oct-05	491,681,561.49	12,922,804.93	348,135,956.34	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
17	25-Nov-05	478,520,911.61	13,160,649.88	334,975,306.45	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
18	25-Dec-05	465,151,309.87	13,369,601.74	321,605,704.72	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
19	25-Jan-06	451,602,592.54	13,548,717.33	308,056,987.39	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
20	25-Feb-06	437,905,386.64	13,697,205.90	294,359,781.48	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
21	25-Mar-06	424,090,951.11	13,814,435.53	280,545,345.96	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
22	25-Apr-06	410,243,888.56	13,847,062.55	266,698,283.40	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
23	25-May-06	396,847,655.94	13,396,232.62	253,302,050.78	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
24	25-Jun-06	383,834,875.15	13,012,780.79	240,289,270.00	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
25	25-Jul-06	371,267,957.74	12,566,917.41	227,722,352.58	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
26	25-Aug-06	359,122,718.76	12,145,238.98	215,577,113.61	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
27	25-Sep-06	347,384,739.99	11,737,978.77	203,839,134.84	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
28	25-Oct-06	336,040,102.68	11,344,637.31	192,494,497.52	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
29	25-Nov-06	325,075,406.00	10,964,696.68	181,529,800.84	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
30	25-Dec-06	314,477,640.08	10,597,765.92	170,932,034.93	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
31	25-Jan-07	304,234,282.46	10,243,357.62	160,688,677.31	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
32	25-Feb-07	294,333,243.96	9,901,038.50	150,787,638.81	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
33	25-Mar-07	284,762,853.54	9,570,390.42	141,217,248.39	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
34	25-Apr-07	275,512,241.41	9,250,612.13	131,966,636.26	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
35	25-May-07	266,574,963.01	8,937,278.40	123,029,357.86	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
36	25-Jun-07	257,935,401.80	8,639,561.20	114,389,796.65	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,612,000.00	9,612,000.00	8,010,000.00	9,612,000.00	8,971,605.15
37	25-Jul-07	249,584,182.96	8,351,218.85	114,389,796.65	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,215,000.00	11,215,000.00	9,612,000.00	9,263,373.63	7,487,525.49	6,239,604.57	7,487,525.49	6,988,357.12
38	25-Aug-07	241,510,646.83	8,073,536.12	114,389,796.65	20,827,000.00	20,827,000.00	12,817,000.00	11,215,000.00	11,200,635.64	8,452,872.64	7,245,319.41	7,245,319.41	7,245,319.41	6,037,766.17	7,245,319.41	6,762,298.11
39	25-Sep-07	233,705,362.39	7,805,284.44	114,389,796.65	20,827,000.00	20,827,000.00	12,691,474.99	8,179,687.68	8,179,687.68	8,179,687.68	7,011,160.87	7,011,160.87	7,011,160.87	5,842,634.06	7,011,160.87	6,543,750.15
40	25-Oct-07	226,159,223.78	7,546,138.61	114,389,796.65	20,827,000.00	19,023,793.96	9,046,368.95	7,915,572.83	7,915,572.83	7,915,572.83	6,784,776.71	6,784,776.71	6,784,776.71	5,653,980.59	6,784,776.71	6,332,458.27
41	25-Nov-07	218,863,439.02	7,295,784.76	114,389,796.65	20,648,945.22	14,226,123.54	8,754,537.56	7,660,220.37	7,660,220.37	7,660,220.37	6,565,903.17	6,565,903.17	6,565,903.17	5,471,585.98	6,565,903.17	6,128,176.29
42	25-Dec-07	211,809,519.08	7,053,919.94	114,389,796.65	16,296,676.62	13,767,618.74	8,472,380.76	7,413,333.17	7,413,333.17	7,413,333.17	6,354,285.57	6,354,285.57	6,354,285.57	5,295,237.98	6,354,285.57	5,930,666.53
43	25-Jan-08	204,989,267.30	6,820,251.78	113,154,075.55	13,324,302.37	13,324,302.37	8,199,570.69	7,174,624.36	7,174,624.36	7,174,624.36	6,149,678.02	6,149,678.02	6,149,678.02	5,124,731.68	6,149,678.02	5,739,699.48
44	25-Feb-08	198,394,769.25	6,594,498.04	109,513,912.63	12,895,660.00	12,895,660.00	7,935,790.77	6,943,816.92	6,943,816.92	6,943,816.92	5,951,843.08	5,951,843.08	5,951,843.08	4,959,869.23	5,951,843.08	5,555,053.54
45	25-Mar-08	192,018,382.92	6,376,386.34	105,994,147.37	12,481,194.89	12,481,194.89	7,680,735.32	6,720,643.40	6,720,643.40	6,720,643.40	5,760,551.49	5,760,551.49	5,760,551.49	4,800,459.57	5,760,551.49	5,376,514.72
46	25-Apr-08	185,852,729.17	6,165,653.75	102,590,706.57	12,080,427.40	12,080,427.40	7,434,109.17	6,504,845.52	6,504,845.52	6,504,845.52	5,575,581.88	5,575,581.88	5,575,581.88	4,646,318.23	5,575,581.88	5,203,876.42
47	25-May-08	179,890,682.68	5,962,046.49	99,299,656.84	11,692,894.37	11,692,894.37	7,195,627.31	6,296,173.89	6,296,173.89	6,296,173.89	5,396,720.48	5,396,720.48	5,396,720.48	4,497,267.07	5,396,720.48	5,036,939.12
48	25-Jun-08	174,125,363.07	5,765,319.61	96,117,200.42	11,318,148.60	11,318,148.60	6,965,014.52	6,094,387.71	6,094,387.71	6,094,387.71	5,223,760.89	5,223,760.89	5,223,760.89	4,353,134.08	5,223,760.89	4,875,510.17
49	25-Jul-08	168,550,126.39	5,575,236.68	93,039,669.77	10,955,758.22	10,955,758.22	6,742,005.06	5,899,254.42	5,899,254.42	5,899,254.42	5,056,503.79	5,056,503.79	5,056,503.79	4,213,753.16	5,056,503.79	4,719,403.54
50	25-Aug-08	163,158,556.92	5,391,569.47	90,063,523.41	10,606,306.20	10,606,306.20	6,526,342.28	5,710,549.49	5,710,549.49	5,710,549.49	4,894,756.71	4,894,756.71	4,894,756.71	4,078,963.92	4,894,756.71	4,568,439.59
51	25-Sep-08	157,944,459.22	5,214,097.60	87,185,341.49	10,266,389.85	10,266,389.85	6,317,778.37	5,528,056.07	5,528,056.07	5,528,056.07	4,738,333.78	4,738,333.78	4,738,333.78	3,948,611.48	4,738,333.78	4,422,444.86
52	25-Oct-08	152,901,850.51	5,042,608.71	84,401,821.48	9,938,620.28	9,938,620.28	6,116,074.02	5,351,564.77	5,351,564.77	5,351,564.77	4,587,055.52	4,587,055.52	4,587,055.52	3,822,546.26	4,587,055.52	4,281,257.87
53	25-Nov-08	148,024,953.26	4,876,897.26	81,709,774.19	9,621,621.96	9,621,621.96	5,920,998.13	5,180,873.36	5,180,873.36	5,180,873.36	4,440,748.60	4,440,748.60	4,440,748.60	3,700,623.83	4,440,748.60	4,144,698.69
54	25-Dec-08	143,308,188.05	4,716,765.21	79,106,119.80	9,315,032.22	9,315,032.22	5,732,327.52	5,015,786.58	5,015,786.58	5,015,786.58	4,299,245.64	4,299,245.64	4,299,245.64	3,582,704.70	4,299,245.64	4,012,629.27
55	25-Jan-09	138,746,166.73	4,562,021.32	76,587,884.04	9,018,500.84	9,018,500.84	5,549,846.67	4,856,115.84	4,856,115.84	4,856,115.84	4,162,385.00	4,162,385.00	4,162,385.00	3,468,654.17	4,162,385.00	3,884,892.67

Period Total	CE M1	CE M2	CE M3	CE M4	CE M5	CE M6	CE M7	CE M8	CE M9	CE B1	CE B2
0	19.15%	15.90%	13.90%	12.15%	10.40%	8.65%	7.15%	5.65%	4.15%	2.90%	1.40%
1	19.27%	16.00%	13.98%	12.22%	10.46%	8.70%	7.19%	5.68%	4.17%	2.92%	1.41%
2	19.42%	16.12%	14.10%	12.32%	10.55%	8.77%	7.25%	5.73%	4.21%	2.94%	1.42%
3	19.60%	16.27%	14.23%	12.44%	10.64%	8.85%	7.32%	5.78%	4.25%	2.97%	1.43%
4	19.81%	16.45%	14.38%	12.57%	10.76%	8.95%	7.40%	5.84%	4.29%	3.00%	1.45%
5	20.05%	16.64%	14.55%	12.72%	10.89%	9.05%	7.48%	5.91%	4.34%	3.04%	1.47%
6	20.32%	16.87%	14.75%	12.89%	11.03%	9.18%	7.59%	5.99%	4.40%	3.08%	1.49%
7	20.62%	17.12%	14.96%	13.08%	11.20%	9.31%	7.70%	6.08%	4.47%	3.12%	1.51%
8	20.95%	17.40%	15.21%	13.29%	11.38%	9.46%	7.82%	6.18%	4.54%	3.17%	1.53%
9	21.32%	17.70%	15.48%	13.53%	11.58%	9.63%	7.96%	6.29%	4.62%	3.23%	1.56%
10	21.73%	18.04%	15.77%	13.79%	11.80%	9.82%	8.11%	6.41%	4.71%	3.29%	1.59%
11	22.18%	18.41%	16.10%	14.07%	12.04%	10.02%	8.28%	6.54%	4.81%	3.36%	1.62%
12	22.66%	18.81%	16.44%	14.37%	12.30%	10.23%	8.46%	6.68%	4.91%	3.43%	1.66%
13	23.17%	19.24%	16.82%	14.70%	12.58%	10.47%	8.65%	6.84%	5.02%	3.51%	1.69%
14	23.72%	19.70%	17.22%	15.05%	12.88%	10.72%	8.86%	7.00%	5.14%	3.59%	1.73%
15	24.32%	20.19%	17.65%	15.43%	13.21%	10.98%	9.08%	7.18%	5.27%	3.68%	1.78%
16	24.96%	20.72%	18.12%	15.84%	13.55%	11.27%	9.32%	7.36%	5.41%	3.78%	1.82%
17	25.65%	21.29%	18.61%	16.27%	13.93%	11.58%	9.57%	7.57%	5.56%	3.88%	1.87%
18	26.38%	21.91%	19.15%	16.74%	14.33%	11.92%	9.85%	7.78%	5.72%	4.00%	1.93%
19	27.17%	22.56%	19.72%	17.24%	14.76%	12.27%	10.15%	8.02%	5.89%	4.12%	1.99%
20	28.02%	23.27%	20.34%	17.78%	15.22%	12.66%	10.46%	8.27%	6.07%	4.24%	2.05%
21	28.94%	24.03%	21.00%	18.36%	15.71%	13.07%	10.80%	8.54%	6.27%	4.38%	2.12%
22	29.91%	24.84%	21.71%	18.98%	16.25%	13.51%	11.17%	8.83%	6.48%	4.53%	2.19%
23	30.92%	25.68%	22.45%	19.62%	16.79%	13.97%	11.55%	9.12%	6.70%	4.68%	2.26%
24	31.97%	26.55%	23.21%	20.28%	17.36%	14.44%	11.94%	9.43%	6.93%	4.84%	2.34%
25	33.05%	27.44%	23.99%	20.97%	17.95%	14.93%	12.34%	9.75%	7.16%	5.01%	2.42%
26	34.17%	28.37%	24.80%	21.68%	18.56%	15.43%	12.76%	10.08%	7.41%	5.17%	2.50%
27	35.33%	29.33%	25.64%	22.41%	19.18%	15.96%	13.19%	10.42%	7.66%	5.35%	2.58%
28	36.52%	30.32%	26.51%	23.17%	19.83%	16.49%	13.63%	10.77%	7.91%	5.53%	2.67%
29	37.75%	31.34%	27.40%	23.95%	20.50%	17.05%	14.09%	11.14%	8.18%	5.72%	2.76%
30	39.02%	32.40%	28.32%	24.76%	21.19%	17.63%	14.57%	11.51%	8.46%	5.91%	2.85%
31	40.34%	33.49%	29.28%	25.59%	21.91%	18.22%	15.06%	11.90%	8.74%	6.11%	2.95%
32	41.69%	34.62%	30.26%	26.45%	22.64%	18.83%	15.57%	12.30%	9.04%	6.31%	3.05%
33	43.10%	35.78%	31.28%	27.34%	23.40%	19.47%	16.09%	12.71%	9.34%	6.53%	3.15%
34	44.54%	36.98%	32.33%	28.26%	24.19%	20.12%	16.63%	13.14%	9.65%	6.75%	3.26%
35	46.04%	38.22%	33.41%	29.21%	25.00%	20.79%	17.19%	13.58%	9.98%	6.97%	3.37%
36	47.58%	39.50%	34.53%	30.19%	25.84%	21.49%	17.76%	14.04%	10.31%	7.20%	3.48%
37	45.82%	37.48%	32.34%	27.85%	23.36%	18.86%	15.01%	11.30%	8.30%	5.80%	2.80%
38	44.01%	35.39%	30.08%	25.44%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
39	42.14%	33.23%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
40	40.21%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
41	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
42	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
43	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
44	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
45	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
46	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
47	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
48	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
49	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
50	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
51	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
52	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
53	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
54	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
55	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CF - Summary- bp 115 PPC / 100 PPC / 115 PPC / 100 PPC

RBS Greenwich Capital

bp
115 PPC / 100 PPC / 115 PPC / 100 PPC
LIBOR_1MO=1.10 LIBOR_6MO=1.529

Period Total	Date	Balance Collateral	Principal Distributable	Balance Aggregate Seniors	Balance M1	Balance M2	Balance M3	Balance M4	Balance M5	Balance M6	Balance M7	Balance M8	Balance M9	Balance B1	Balance B2	Balance OC	CE M1	CE M2	CE M3	CE M4	CE M5	CE M6	CE M7	CE M8	CE M9	CE B1	CE B2
56	25-Feb-09	134,333,685.77	4,412,480.96	74,152,194.54	8,731,689.58	8,731,689.58	5,373,347.43	4,701,679.00	4,701,679.00	4,701,679.00	4,030,010.57	4,030,010.57	4,030,010.57	3,358,342.14	4,030,010.57	3,761,343.20	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
57	25-Mar-09	130,065,710.86	4,267,965.92	71,796,277.36	8,454,271.79	8,454,271.79	5,202,628.79	4,552,300.19	4,552,300.19	4,552,300.19	3,901,971.60	3,901,971.60	3,901,971.60	3,251,643.00	3,901,971.60	3,641,840.16	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
58	25-Apr-09	125,937,415.69	4,128,304.16	69,517,453.46	8,185,932.02	8,185,932.02	5,037,496.63	4,407,809.55	4,407,809.55	4,407,809.55	3,778,122.47	3,778,122.47	3,778,122.47	3,148,435.39	3,778,122.47	3,526,247.64	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
59	25-May-09	121,944,086.06	3,993,329.63	67,313,135.50	7,926,365.59	7,926,365.59	4,877,763.44	4,268,043.01	4,268,043.01	4,268,043.01	3,658,322.58	3,658,322.58	3,658,322.58	3,048,602.15	3,658,322.58	3,414,434.41	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
60	25-Jun-09	118,081,204.06	3,862,882.00	65,180,824.64	7,675,278.26	7,675,278.26	4,723,248.16	4,132,842.14	4,132,842.14	4,132,842.14	3,542,436.12	3,542,436.12	3,542,436.12	2,952,030.10	3,542,436.12	3,306,273.11	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
61	25-Jul-09	114,344,397.54	3,736,806.52	63,118,107.45	7,432,385.84	7,432,385.84	4,573,775.90	4,002,053.91	4,002,053.91	4,002,053.91	3,430,331.93	3,430,331.93	3,430,331.93	2,858,609.94	3,427,830.36	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.80%
62	25-Aug-09	110,729,443.76	3,614,953.78	61,122,652.96	7,197,413.84	7,197,413.84	4,429,177.75	3,875,530.53	3,875,530.53	3,875,530.53	3,321,883.31	3,321,883.31	3,321,883.31	2,768,236.09	3,218,163.04	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.89%
63	25-Sep-09	107,232,264.20	3,497,179.56	59,192,209.84	6,970,097.17	6,970,097.17	4,289,290.57	3,753,129.25	3,753,129.25	3,753,129.25	3,216,967.93	3,216,967.93	3,216,967.93	2,680,806.61	3,015,326.63	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	2.99%
64	25-Oct-09	103,848,919.57	3,383,344.63	57,324,603.60	6,750,179.77	6,750,179.77	4,153,956.78	3,634,712.18	3,634,712.18	3,634,712.18	3,115,467.59	3,115,467.59	3,115,467.59	2,596,227.99	2,819,092.84	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.09%
65	25-Nov-09	100,575,604.99	3,273,314.58	55,517,733.95	6,537,414.32	6,537,414.32	4,023,024.20	3,520,146.17	3,520,146.17	3,520,146.17	3,017,268.15	3,017,268.15	3,017,268.15	2,514,390.12	2,629,240.39	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.19%
66	25-Dec-09	97,408,645.36	3,166,959.63	53,769,572.24	6,331,561.95	6,331,561.95	3,896,345.81	3,409,302.59	3,409,302.59	3,409,302.59	2,922,259.36	2,922,259.36	2,922,259.36	2,435,216.13	2,445,556.73	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.29%
67	25-Jan-10	94,344,490.84	3,064,154.52	52,078,158.94	6,132,391.90	6,132,391.90	3,773,779.63	3,302,057.18	3,302,057.18	3,302,057.18	2,830,334.73	2,830,334.73	2,830,334.73	2,358,612.27	2,267,835.77	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.40%
68	25-Feb-10	91,379,717.55	2,964,778.29	50,441,601.33	5,939,681.32	5,939,681.32	3,655,188.50	3,198,289.94	3,198,289.94	3,198,289.94	2,741,391.38	2,741,391.38	2,741,391.38	2,284,492.81	2,095,878.63	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.51%
69	25-Mar-10	88,510,998.37	2,868,714.18	48,858,071.10	5,753,214.89	5,753,214.89	3,540,439.93	3,097,884.94	3,097,884.94	3,097,884.94	2,655,329.95	2,655,329.95	2,655,329.95	2,212,774.96	1,929,493.21	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.62%
70	25-Apr-10	85,735,148.91	2,775,849.46	47,325,802.19	5,572,784.68	5,572,784.68	3,429,405.96	3,000,730.21	3,000,730.21	3,000,730.21	2,572,054.47	2,572,054.47	2,572,054.47	2,143,378.72	1,768,493.94	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.74%
71	25-May-10	83,049,073.61	2,686,075.29	45,843,088.64	5,398,189.78	5,398,189.78	3,321,962.94	2,906,717.58	2,906,717.58	2,906,717.58	2,491,472.21	2,491,472.21	2,491,472.21	2,076,226.84	1,612,701.57	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.86%
72	25-Jun-10	80,449,787.02	2,599,286.60	44,408,287.43	5,229,236.16	5,229,236.16	3,217,991.48	2,815,742.55	2,815,742.55	2,815,742.55	2,413,493.61	2,413,493.61	2,413,493.61	2,011,244.68	1,461,942.95	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	3.98%
73	25-Jul-10	77,934,405.10	2,515,381.92	43,019,791.61	5,065,736.33	5,065,736.33	3,117,376.20	2,727,704.18	2,727,704.18	2,727,704.18	2,338,032.15	2,338,032.15	2,338,032.15	1,948,360.13	1,316,050.80	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	4.11%
74	25-Aug-10	75,500,141.80	2,434,263.30	41,676,078.28	4,907,509.22	4,907,509.22	3,020,005.67	2,642,504.96	2,642,504.96	2,642,504.96	2,265,004.25	2,265,004.25	2,265,004.25	1,887,503.55	1,174,863.53	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	4.24%
75	25-Sep-10	73,144,305.63	2,355,836.17	40,375,656.71	4,754,379.87	4,754,379.87	2,925,772.23	2,560,050.70	2,560,050.70	2,560,050.70	2,194,329.17	2,194,329.17	2,194,329.17	1,828,607.64	1,038,225.03	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	4.38%
76	25-Oct-10	70,864,295.41	2,280,009.22	39,117,091.62	4,606,179.27	4,606,179.27	2,834,571.86	2,480,250.37	2,480,250.37	2,480,250.37	2,125,928.89	2,125,928.89	2,125,928.89	1,771,607.41	905,984.50	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	4.52%
77	25-Nov-10	68,657,602.13	2,206,694.27	37,898,906.38	4,462,744.14	4,462,744.14	2,746,304.09	2,403,016.07	2,403,016.07	2,403,016.07	2,059,728.06	2,059,728.06	2,059,728.06	1,716,440.05	777,996.23	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	4.67%
78	25-Dec-10	66,521,795.93	2,135,806.21	36,720,031.35	4,323,916.74	4,323,916.74	2,660,871.84	2,328,262.86	2,328,262.86	2,328,262.86	1,995,653.88	1,995,653.88	1,995,653.88	1,663,044.90	654,119.47	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	4.82%
79	25-Jan-11	64,454,533.11	2,067,262.82	35,578,902.27	4,189,544.65	4,189,544.65	2,578,181.32	2,255,908.66	2,255,908.66	2,255,908.66	1,933,635.99	1,933,635.99	1,933,635.99	1,611,363.33	534,218.22	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	4.97%
80	25-Feb-11	62,453,548.36	2,000,984.75	34,474,358.69	4,059,480.64	4,059,480.64	2,498,141.93	2,185,874.19	2,185,874.19	2,185,874.19	1,873,606.45	1,873,606.45	1,873,606.45	1,561,338.71	418,161.11	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	5.13%
81	25-Mar-11	60,516,653.01	1,936,895.35	33,405,192.46	3,933,582.45	3,933,582.45	2,420,666.12	2,118,082.86	2,118,082.86	2,118,082.86	1,815,499.59	1,815,499.59	1,815,499.59	1,512,916.33	305,821.18	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	5.29%
82	25-Apr-11	58,641,737.38	1,874,920.63	32,370,236.28	3,811,712.60	3,811,712.60	2,345,669.30	2,052,460.63	2,052,460.63	2,052,460.63	1,759,251.97	1,759,251.97	1,759,251.97	1,466,043.31	197,075.78	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	5.46%
83	25-May-11	56,826,743.26	1,814,989.12	31,368,362.28	3,693,738.31	3,693,738.31	2,273,069.73	1,988,936.01	1,988,936.01	1,988,936.01	1,704,802.30	1,704,802.30	1,704,802.30	1,420,668.58	91,806.41	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.80%	5.64%
84	25-Jun-11	55,069,711.41	1,757,031.84	30,398,480.70	3,579,531.24	3,579,531.24	2,202,788.46	1,927,439.90	1,927,439.90	1,927,439.90	1,652,091.34	1,652,091.34	1,652,091.34	1,366,641.35	0	3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	5.82%	
85	25-Jul-11	53,368,729.27	1,700,982.15	29,459,538.55	3,468,967.40	3,468,967.40	2,134,749.17	1,867,905.52	1,867,905.52	1,867,905.52	1,601,061.88	1,601,061.88	1,601,061.88	1,225,459.83		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	6.00%	
86	25-Aug-11	51,721,953.56	1,646,775.71	28,550,518.37	3,361,926.98	3,361,926.98	2,068,878.14	1,810,268.37	1,810,268.37	1,810,268.37	1,551,658.61	1,551,658.61	1,551,658.61	1,088,777.45		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	6.19%	
87	25-Sep-11	50,127,603.18	1,594,350.38	27,670,436.95	3,258,294.21	3,258,294.21	2,005,104.13	1,754,466.11	1,754,466.11	1,754,466.11	1,503,828.10	1,503,828.10	1,503,828.10	956,446.37		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	6.39%	
88	25-Oct-11	48,583,957.01	1,543,646.17	26,818,344.27	3,157,957.21	3,157,957.21	1,943,358.28	1,700,438.50	1,700,438.50	1,700,438.50	1,457,518.71	1,457,518.71	1,457,518.71	828,323.74		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	6.60%	
89	25-Nov-11	47,089,351.87	1,494,605.14	25,993,322.23	3,060,807.87	3,060,807.87	1,883,574.07	1,648,127.32	1,648,127.32	1,648,127.32	1,412,680.56	1,412,680.56	1,412,680.56	704,271.51		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	6.80%	
90	25-Dec-11	45,642,180.54	1,447,171.33	25,194,483.66	2,966,741.74	2,966,741.74	1,825,687.22	1,597,476.32	1,597,476.32	1,597,476.32	1,369,265.42	1,369,265.42	1,369,265.42	584,156.29		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	7.02%	
91	25-Jan-12	44,240,889.85	1,401,290.70	24,470,971.20	2,875,657.84	2,875,657.84	1,769,635.59	1,548,431.14	1,548,431.14	1,548,431.14	1,327,226.70	1,327,226.70	1,327,226.70	467,849.16		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	7.24%	
92	25-Feb-12	42,883,978.78	1,356,911.06	23,671,956.29	2,787,458.62	2,787,458.62	1,715,359.15	1,500,939.26	1,500,939.26	1,500,939.26	1,286,519.36	1,286,519.36	1,286,519.36	355,225.54		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	7.47%	
93	25-Mar-12	41,569,996.76	1,313,982.03	22,946,638.21	2,702,049.79	2,702,049.79	1,662,799.87	1,454,949.89	1,454,949.89	1,454,949.89	1,247,099.90	1,247,099.90	1,247,099.90	246,165.03		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	7.71%	
94	25-Apr-12	40,297,541.85	1,272,454.01	22,244,243.10	2,619,340.22	2,619,340.22	1,611,901.67	1,410,413.96	1,410,413.96	1,410,413.96	1,208,926.26	1,208,926.26	1,208,926.26	140,551.28		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	7.95%	
95	25-May-12	39,065,259.14	1,232,282.70	21,564,073.06	2,539,241.84	2,539,241.84	1,562,610.37	1,367,284.07	1,367,284.07	1,367,284.07	1,171,957.77	1,171,957.77	1,171,957.77	38,271.81		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.30%	8.20%	
96	25-Jun-12	37,871,839.13	1,193,420.01	20,905,255.20	2,461,669.54	2,461,669.54	1,514,873.57	1,325,514.37	1,325,514.37	1,325,514.37	1,136,155.17	1,136,155.17	1,075,373.33	0		3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.46%		
97	25-Jul-12	36,716,016.16	1,155,822.97	20,267,240.92	2,386,541.05	2,386,541.05	1,468,640.65	1,285,060.57	1,285,060.57	1,285,060.57	1,101,480.48	1,101,480.48	944,765.13			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	8.73%		
98	25-Aug-12	35,596,566.92	1,119,449.24	19,649,304.94	2,313,776.85	2,313,776.85	1,423,862.68	1,245,879.84	1,245,879.84	1,245,879.84	1,067,897.01	1,067,897.01	818,267.37			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	9.00%		
99	25-Sep-12	34,512,309.01	1,084,257.91	19,050,794.57	2,243,300.09	2,243,300.09	1,380,492.36	1,207,930.82	1,207,930.82	1,207,930.82	1,035,369.27	1,035,369.27	695,746.22			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	9.28%		
100	25-Oct-12	33,462,099.54	1,050,209.47	18,471,078.95	2,175,036.47	2,175,036.47	1,338,483.98	1,171,173.48	1,171,173.48	1,171,173.48	1,003,862.99	1,003,862.99	577,072.55			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	9.58%		
101	25-Nov-12	32,444,833.79	1,017,265.75	17,909,548.25	2,108,914.20	2,108,914.20	1,297,793.35	1,135,569.18	1,135,569.18	1,135,569.18	973,345.01	973,345.01	462,121.52			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	9.88%		
102	25-Dec-12	31,459,443.88	985,389.90	17,365,613.03	2,044,863.85	2,044,863.85	1,258,377.76	1,101,080.54	1,101,080.54	1,101,080.54	943,783.32	943,783.32	350,772.46			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	10.19%		
103	25-Jan-13	30,504,897.57	954,546.31	16,838,703.46	1,982,818.34	1,982,818.34	1,220,195.90	1,067,671.42	1,067,671.42	1,067,671.42	915,146.93	915,146.93	242,908.73			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	10.50%		
104	25-Feb-13	29,580,196.99	924,700.58	16,328,268.74	1,922,712.80	1,922,712.80	1,183,207.88	1,035,306.89	1,035,306.89	1,035,306.89	887,405.91	887,405.91	138,417.56			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	10.83%		
105	25-Mar-13	28,684,377.49	895,819.50	15,833,776.38	1,864,484.54	1,864,484.54	1,147,375.10	1,003,953.21	1,003,953.21	1,003,953.21	860,531.32	860,531.32	37,189.96			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.30%	11.17%		
106	25-Apr-13	27,816,506.52	867,870.97	15,354,711.60	1,808,072.92	1,808,072.92	1,112,660.26	973,577.73	973,577.73	973,577.73	834,495.20	773,615.74	0			3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.52%			
107	25-May-13	26,975,682.53	840,823.09	14,890,576.76	1,753,419.36	1,753,419.36	1,079,027.30	944,148.89	944,148.89	944,148.89	809,270.48	653,377.91				3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	11.88%			
108	25-Jun-13	26,161,033.91	814,648.62	14,440,890.72	1,700,467.20	1,700,467.20	1,046,441.36	915,636.19	915,636.19	915,636.19	784,831.02	536,833.15				3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	12.25%			
109	25-Jul-13	25,371,717.99	789,315.92	14,006,188.33	1,649,161.67	1,649,161.67	1,014,868.72	888,010.13	888,010.13	888,010.13	761,151.54	424,010.98				3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	12.63%			
110	25-Aug-13	24,606,920.04	764,797.95	13,583,019.86	1,599,449.80	1,599,449.80	984,276.80	861,242.20	861,242.20	861,242.20	738,207.60	314,644.87				3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	13.02%			
111	25-Sep-13	23,865,852.33	741,067.71	13,173,950.48	1,551,280.40	1,551,280.40	954,634.09	835,304.83	835,304.83	835,304.83	715,975.57	208,672.19				3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	13.43%			
112	25-Oct-13	23,147,753.22	718,099.11	12,777,559.78	1,504,603.96	1,504,603.96	925,910.13	810,171.36	810,171.36	810,171.36	694,432.60	105,984.01				3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	13.84%			

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CF - Summary- bp 115 PPC / 100 PPC / 115 PPC / 100 PPC

RBS Greenwich Capital

bp
115 PPC / 100 PPC / 115 PPC / 100 PPC
LIBOR_1MO=1.10 LIBOR_6MO=1.529

Period Total	Date	Balance Collateral	Principal Distributable	Balance Aggregate Seniors	Balance M1	Balance M2	Balance M3	Balance M4	Balance M5	Balance M6	Balance M7	Balance M8	Balance M9	Balance B1	Balance B2	Balance OC	CE M1	CE M2	CE M3	CE M4	CE M5	CE M6	CE M7	CE M8	CE M9	CE B1	CE B2
113	25-Nov-13	22,451,886.26	695,866.96	12,393,441.21	1,459,372.61	1,459,372.61	808,075.45	785,816.02	785,816.02	785,816.02	673,556.59	6,475.04				3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.30%	14.27%			
114	25-Dec-13	21,777,539.35	674,346.91	12,021,201.72	1,415,540.06	1,415,540.06	871,101.57	762,213.88	762,213.88	762,213.88	563,369.61	0				3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	14.71%				
115	25-Jan-14	21,124,023.92	653,515.43	11,660,461.21	1,373,061.55	1,373,061.55	844,960.96	739,340.84	739,340.84	739,340.84	450,311.44					3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	15.17%				
116	25-Feb-14	20,490,674.11	633,349.81	11,310,852.11	1,331,893.82	1,331,893.82	819,626.96	717,173.59	717,173.59	717,173.59	340,741.92					3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	15.64%				
117	25-Mar-14	19,876,846.03	613,828.08	10,972,019.01	1,291,994.99	1,291,994.99	795,073.84	695,689.61	695,689.61	695,689.61	234,549.67					3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	16.12%				
118	25-Apr-14	19,282,235.15	594,610.88	10,643,793.81	1,253,345.28	1,253,345.28	771,289.41	674,878.23	674,878.23	674,878.23	131,681.98					3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	16.62%				
119	25-May-14	18,705,909.44	576,325.70	10,325,662.01	1,215,884.11	1,215,884.11	748,236.38	654,706.83	654,706.83	654,706.83	31,971.64					3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.30%	17.13%				
120	25-Jun-14	18,147,286.87	558,622.57	10,017,302.35	1,179,573.65	1,179,573.65	725,891.47	635,155.04	635,155.04	570,490.97	0					3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	17.66%					
121	25-Jul-14	17,605,804.52	541,482.35	9,718,404.10	1,144,377.29	1,144,377.29	704,232.18	616,203.16	616,203.16	457,862.64						3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	18.20%					
122	25-Aug-14	17,080,917.96	524,886.56	9,428,666.72	1,110,259.67	1,110,259.67	683,236.72	597,832.13	597,832.13	348,686.24						3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	18.76%					
123	25-Sep-14	16,572,100.62	508,817.34	9,147,799.54	1,077,186.54	1,077,186.54	662,884.02	580,023.52	580,023.52	242,852.23						3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	19.33%					
124	25-Oct-14	16,078,843.19	493,257.43	8,875,521.45	1,045,124.81	1,045,124.81	643,153.73	562,759.51	562,759.51	140,254.69						3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	19.93%					
125	25-Nov-14	15,600,653.06	478,190.13	8,611,560.49	1,014,042.45	1,014,042.45	624,026.12	546,022.86	546,022.86	40,791.14						3,204,144.70	38.30%	31.80%	27.80%	24.30%	20.80%	20.54%					
126	25-Dec-14	15,137,053.71	463,599.35	8,355,653.65	983,908.49	983,908.49	605,482.15	529,796.88	474,159.36	0						3,204,144.70	38.30%	31.80%	27.80%	24.30%	21.17%						
127	25-Jan-15	14,687,584.23	449,469.48	8,107,546.50	954,692.97	954,692.97	587,503.37	514,065.45	364,938.27							3,204,144.70	38.30%	31.80%	27.80%	24.30%	21.82%						
128	25-Feb-15	14,251,798.74	435,785.49	7,866,992.00	926,366.92	926,366.92	570,077.85	498,812.96	259,042.40							3,204,144.70	38.30%	31.80%	27.80%	24.30%	22.48%						
129	25-Mar-15	13,829,265.91	422,532.82	7,633,754.78	898,902.28	898,902.28	553,170.64	484,024.31	156,366.92							3,204,144.70	38.30%	31.80%	27.80%	24.30%	23.17%						
130	25-Apr-15	13,419,568.50	409,697.41	7,407,601.81	872,271.95	872,271.95	536,782.74	469,684.90	56,810.45							3,204,144.70	38.30%	31.80%	27.80%	24.30%	23.88%						
131	25-May-15	13,072,302.83	397,265.67	7,188,311.17	846,449.68	846,449.68	520,892.11	416,065.49	0							3,204,144.70	38.30%	31.80%	27.80%	24.61%							
132	25-Jun-15	12,637,078.37	385,724.46	6,975,667.27	821,410.09	821,410.09	505,483.13	308,963.09								3,204,144.70	38.30%	31.80%	27.80%	25.36%							
133	25-Jul-15	12,263,517.29	373,561.09	6,769,461.54	797,128.62	797,128.62	490,540.69	205,113.11								3,204,144.70	38.30%	31.80%	27.80%	26.13%							
134	25-Aug-15	11,901,254.01	362,263.28	6,569,492.21	773,581.51	773,581.51	476,050.16	104,403.92								3,204,144.70	38.30%	31.80%	27.80%	26.92%							
135	25-Sep-15	11,549,934.84	351,319.17	6,375,564.03	750,745.76	750,745.76	461,997.39	6,737.19								3,204,144.70	38.30%	31.80%	27.80%	27.74%							
136	25-Oct-15	11,209,217.53	340,717.31	6,187,488.07	728,599.14	728,599.14	360,386.48	0								3,204,144.70	38.30%	31.80%	28.58%								
137	25-Nov-15	10,878,770.93	330,446.60	6,005,081.55	707,120.11	707,120.11	255,304.46									3,204,144.70	38.30%	31.80%	29.45%								
138	25-Dec-15	10,558,274.61	320,496.33	5,828,167.58	686,287.85	686,287.85	153,386.63									3,204,144.70	38.30%	31.80%	30.35%								
139	25-Jan-16	10,247,418.46	310,856.15	5,656,574.99	666,082.20	666,082.20	54,534.37									3,204,144.70	38.30%	31.80%	31.27%								
140	25-Feb-16	9,945,902.42	301,516.04	5,490,138.14	646,483.66	605,135.93	0									3,204,144.70	38.30%	32.22%									
141	25-Mar-16	9,653,436.10	292,466.33	5,328,696.72	627,473.35	493,121.33										3,204,144.70	38.30%	33.19%									
142	25-Apr-16	9,369,738.44	283,697.65	5,172,095.62	609,033.00	384,465.13										3,204,144.70	38.30%	34.20%									
143	25-May-16	9,094,537.47	275,200.98	5,020,184.68	591,144.94	279,063.15										3,204,144.70	38.30%	35.23%									
144	25-Jun-16	8,827,569.92	266,967.55	4,872,818.59	573,792.04	176,814.58										3,204,144.70	38.30%	36.30%									
145	25-Jul-16	8,568,581.01	258,988.91	4,729,856.72	556,957.77	77,621.83										3,204,144.70	38.30%	37.39%									
146	25-Aug-16	8,317,324.13	251,256.89	4,591,162.92	522,016.51	0										3,204,144.70	38.52%										
147	25-Sep-16	8,073,560.55	243,763.57	4,456,605.42	412,810.43											3,204,144.70	39.69%										
148	25-Oct-16	7,837,059.22	236,501.33	4,326,056.69	306,857.83											3,204,144.70	40.88%										
149	25-Nov-16	7,607,596.45	229,462.77	4,199,393.24	204,058.51											3,204,144.70	42.12%										
150	25-Dec-16	7,384,955.72	222,640.74	4,075,834.66	104,976.36											3,204,144.70	43.39%										
151	25-Jan-17	7,168,927.39	216,028.32	3,909,343.51	55,439.19											3,204,144.70	44.69%										
152	25-Feb-17	6,959,308.55	209,618.85	3,747,805.47	7,358.38											3,204,144.70	46.04%										
153	25-Mar-17	6,755,902.70	203,405.85	3,551,758.00	0											3,204,144.70											
154	25-Apr-17	6,558,519.63	197,383.07	3,354,374.93	0											3,204,144.70											
155	25-May-17	6,366,975.16	191,544.47	3,162,830.46	0											3,204,144.70											
156	25-Jun-17	6,181,090.95	185,884.21	2,976,946.25	0											3,204,144.70											
157	25-Jul-17	6,000,694.33	180,396.62	2,796,549.63	0											3,204,144.70											
158	25-Aug-17	5,825,618.07	175,076.25	2,621,473.37	0											3,204,144.70											
159	25-Sep-17	5,655,700.27	169,917.80	2,451,555.57	0											3,204,144.70											
160	25-Oct-17	5,490,784.12	164,916.16	2,286,639.41	0											3,204,144.70											
161	25-Nov-17	5,330,717.75	160,066.37	2,126,573.05	0											3,204,144.70											
162	25-Dec-17	5,175,354.11	155,363.64	1,971,209.41	0											3,204,144.70											
163	25-Jan-18	5,024,550.75	150,803.36	1,820,406.05	0											3,204,144.70											
164	25-Feb-18	4,878,169.71	146,381.04	1,674,025.01	0											3,204,144.70											
165	25-Mar-18	4,736,077.37	142,092.34	1,531,932.67	0											3,204,144.70											
166	25-Apr-18	4,598,144.31	137,933.07	1,393,999.60	0											3,204,144.70											
167	25-May-18	4,464,245.13	133,899.17	1,260,100.43	0											3,204,144.70											
168	25-Jun-18	4,334,258.41	129,986.73	1,130,113.71	0											3,204,144.70											
169	25-Jul-18	4,208,066.48	126,191.93	1,003,921.78	0											3,204,144.70											

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CF - Summary- bp 115 PPC / 100 PPC / 115 PPC / 100 PPC

RBS Greenwich Capital

bp
115 PPC / 100 PPC / 115 PPC / 100 PPC
LIBOR_1MO+1.10 LIBOR_6MO+1.529

Period	Date	Balance	Principal	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	CE	CE	CE	CE	CE	CE	CE	CE	CE	CE	CE
Total		Collateral	Distributable	Aggregate Seniors	M1	M2	M3	M4	M5	M6	M7	M8	M9	B1	B2	OC	M1	M2	M3	M4	M5	M6	M7	M8	M9	B1	B2
170	25-Aug-18	4,085,555.36	122,511.12	881,410.66	0											3,204,144.70											
171	25-Sep-18	3,966,614.64	118,940.72	762,469.94	0											3,204,144.70											
172	25-Oct-18	3,851,137.32	115,477.31	646,992.62	0											3,204,144.70											
173	25-Nov-18	3,738,218.62	112,918.71	534,073.91	0											3,204,144.70											
174	25-Dec-18	3,629,380.00	108,838.61	425,235.30	0											3,204,144.70											
175	25-Jan-19	3,523,702.94	105,677.06	319,558.24	0											3,204,144.70											
176	25-Feb-19	3,421,093.15	102,609.80	216,948.44	0											3,204,144.70											
177	25-Mar-19	3,321,459.25	99,633.90	121,601.07	0											3,199,858.18											
178	25-Apr-19	3,225,055.05	96,404.20	71,898.60												3,153,156.45											
179	25-May-19	3,130,822.28	94,232.77	22,491.73												3,108,330.55											
180	25-Jun-19	3,041,046.01	89,776.28	0.00												3,041,046.01											
		2,954,099.24	86,946.77													2,954,099.24											
		2,869,650.50	84,448.74													2,869,650.50											
		2,787,625.80	82,024.69													2,787,625.80											
		2,707,953.46	79,672.34													2,707,953.46											
		2,630,564.00	77,389.47													2,630,564.00											
		2,555,390.05	75,173.94													2,555,390.05											
		2,482,366.35	73,023.70													2,482,366.35											
		2,411,429.61	70,936.74													2,411,429.61											
		2,342,518.49	68,911.12													2,342,518.49											
		2,275,573.53	66,944.96													2,275,573.53											
		2,210,537.08	65,036.45													2,210,537.08											
		2,147,353.25	63,183.83													2,147,353.25											
		2,085,967.86	61,385.39													2,085,967.86											
		2,026,328.37	59,639.49													2,026,328.37											
		1,968,383.83	57,944.53													1,968,383.83											
		1,912,084.86	56,298.97													1,912,084.86											
		1,857,383.56	54,701.30													1,857,383.56											
		1,804,233.47	53,150.08													1,804,233.47											
		1,752,589.56	51,643.91													1,752,589.56											
		1,702,408.15	50,181.42													1,702,408.15											
		1,653,646.86	48,761.29													1,653,646.86											
		1,606,264.60	47,382.26													1,606,264.60											
		1,560,221.53	46,043.08													1,560,221.53											
		1,515,478.97	44,742.56													1,515,478.97											
		1,471,999.44	43,479.53													1,471,999.44											
		1,429,746.55	42,252.89													1,429,746.55											
		1,388,685.01	41,061.53													1,388,685.01											
		1,348,780.60	39,904.41													1,348,780.60											
		1,310,000.10	38,780.50													1,310,000.10											
		1,272,311.28	37,688.82													1,272,311.28											
		1,235,682.88	36,628.40													1,235,682.88											
		1,200,084.56	35,598.32													1,200,084.56											
		1,165,486.89	34,597.67													1,165,486.89											
		1,131,861.30	33,625.59													1,131,861.30											
		1,099,180.08	32,681.23													1,099,180.08											
		1,067,416.31	31,763.76													1,067,416.31											
		1,036,543.90	30,872.41													1,036,543.90											
		1,006,537.51	30,006.39													1,006,537.51											
		977,372.55	29,164.96													977,372.55											
		949,025.15	28,347.40													949,025.15											
		921,472.14	27,553.01													921,472.14											
		894,691.03	26,781.11													894,691.03											
		868,659.99	26,031.04													868,659.99											
		843,357.84	25,302.16													843,357.84											
		818,763.99	24,593.85													818,763.99											
		794,858.48	23,905.51													794,858.48											

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CF - Summary- bp 115 PPC / 100 PPC / 115 PPC / 100 PPC

RBS Greenwich Capital

bp
115 PPC / 100 PPC / 115 PPC / 100 PPC
LIBOR_1MO=1.10 LIBOR_6MO=1.529

Period	Date	Balance	Principal	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	CE	CE	CE	CE	CE	CE	CE	CE	CE	CE	CE
Total		Collateral	Distributable	Aggregate Seniors	M1	M2	M3	M4	M5	M6	M7	M8	M9	B1	B2	OC	M1	M2	M3	M4	M5	M6	M7	M8	M9	B1	B2
		771,621.90	23,236.57													771,621.90											
		749,035.44	22,586.46													749,035.44											
		727,080.82	21,954.63													727,080.82											
		705,740.27	21,340.54													705,740.27											
		684,996.57	20,743.70													684,996.57											
		664,832.98	20,163.59													664,832.98											
		645,233.24	19,599.74													645,233.24											
		626,181.57	19,051.67													626,181.57											
		607,662.64	18,518.93													607,662.64											
		589,661.55	18,001.08													589,661.55											
		572,163.86	17,497.70													572,163.86											
		555,182.50	16,981.35													555,182.50											
		538,883.02	16,299.48													538,883.02											
		523,037.28	15,845.74													523,037.28											
		507,708.06	15,329.22													507,708.06											
		492,804.86	14,903.20													492,804.86											
		478,315.85	14,489.01													478,315.85											
		464,229.53	14,086.32													464,229.53											
		450,534.74	13,694.80													450,534.74											
		437,220.61	13,314.13													437,220.61											
		424,276.61	12,944.00													424,276.61											
		411,692.50	12,584.11													411,692.50											
		399,458.32	12,234.18													399,458.32											
		387,564.41	11,893.91													387,564.41											
		376,001.37	11,563.04													376,001.37											
		364,760.08	11,241.30													364,760.08											
		353,831.65	10,928.43													353,831.65											
		343,207.47	10,624.18													343,207.47											
		332,879.17	10,328.31													332,879.17											
		322,838.59	10,040.58													322,838.59											
		313,077.83	9,760.76													313,077.83											
		303,589.20	9,488.63													303,589.20											
		294,365.22	9,223.98													294,365.22											
		285,398.62	8,966.60													285,398.62											
		276,682.34	8,716.27													276,682.34											
		268,209.53	8,472.81													268,209.53											
		259,973.50	8,236.03													259,973.50											
		251,967.77	8,005.73													251,967.77											
		244,186.03	7,781.74													244,186.03											
		236,622.16	7,563.87													236,622.16											
		229,270.19	7,351.97													229,270.19											
		222,124.32	7,145.86													222,124.32											
		215,178.93	6,945.39													215,178.93											
		208,428.54	6,750.39													208,428.54											
		201,867.82	6,560.72													201,867.82											
		195,491.59	6,376.23													195,491.59											
		189,294.82	6,196.77													189,294.82											
		183,272.61	6,022.21													183,272.61											
		177,420.19	5,852.41													177,420.19											
		171,732.95	5,687.25													171,732.95											
		166,206.36	5,526.58													166,206.36											
		160,836.07	5,370.29													160,836.07											
		155,617.80	5,218.27													155,617.80											
		150,547.42	5,070.38													150,547.42											
		145,620.90	4,926.53													145,620.90											
		140,834.31	4,786.59													140,834.31											
		136,183.85	4,650.46													136,183.85											

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CF - Summary- bp 115 PPC / 100 PPC / 115 PPC / 100 PPC

RBS Greenwich Capital

bp
115 PPC / 100 PPC / 115 PPC / 100 PPC
LIBOR_1MO=1.10 LIBOR_6MO=1.529

Period	*Date*	*Balance*	*Principal*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*Balance*	*CE*	*CE*	*CE*	*CE*	*CE*	*CE*	*CE*	*CE*	*CE*	*CE*	*CE*
Total		Collateral	Distributable	Aggregate Seniors	M1	M2	M3	M4	M5	M6	M7	M8	M9	B1	B2	OC	M1	M2	M3	M4	M5	M6	M7	M8	M9	B1	B2
		131,665.81	4,518.04													131,665.81											
		127,276.59	4,389.27													127,276.59											
		123,012.67	4,263.92													123,012.67											
		118,870.65	4,142.02													118,870.65											
		114,847.21	4,023.44													114,847.21											
		110,939.12	3,908.09													110,939.12											
		107,143.24	3,795.88													107,143.24											
		103,456.52	3,686.73													103,456.52											
		99,875.97	3,580.54													99,875.97											
		96,398.72	3,477.25													96,398.72											
		93,021.95	3,376.77													93,021.95											
		89,742.92	3,279.03													89,742.92											
		86,560.88	3,182.04													86,560.88											

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CF - Summary- bp 115 PPC / 100 PPC / 115 PPC / 100 PPC

RBS Greenwich Capital

bp
115 PPC / 100 PPC / 115 PPC / 100 PPC
LIBOR_1MO=1.10 LIBOR_6MO=1.529

Period	Date	Balance	Principal	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance	CE	CE	CE	CE	CE	CE	CE	CE	CE	CE	CE
Total		Collateral	Distributable	Aggregate Seniors	M1	M2	M3	M4	M5	M6	M7	M8	M9	B1	B2	OC	M1	M2	M3	M4	M5	M6	M7	M8	M9	B1	B2
		83,471.26	3,089.62													83,471.26											
		80,471.54	2,999.72													80,471.54											
		77,565.84	2,905.70													77,565.84											
		74,746.96	2,818.88													74,746.96											
		72,010.50	2,736.45													72,010.50											
		69,354.23	2,656.27													69,354.23											
		66,775.95	2,578.28													66,775.95											
		64,273.54	2,502.42													64,273.54											
		61,844.91	2,428.62													61,844.91											
		59,488.07	2,356.85													59,488.07											
		57,201.04	2,287.03													57,201.04											
		54,981.91	2,219.12													54,981.91											
		52,828.84	2,153.07													52,828.84											
		50,740.01	2,088.83													50,740.01											
		48,713.66	2,026.35													48,713.66											
		46,748.08	1,965.58													46,748.08											
		44,841.60	1,906.47													44,841.60											
		42,992.61	1,848.99													42,992.61											
		41,199.53	1,793.08													41,199.53											
		39,460.82	1,738.71													39,460.82											
		37,774.98	1,685.84													37,774.98											
		36,140.57	1,634.42													36,140.57											
		34,556.16	1,584.41													34,556.16											
		33,020.38	1,535.78													33,020.38											
		31,531.88	1,488.49													31,531.88											
		30,089.38	1,442.51													30,089.38											
		28,691.58	1,397.80													28,691.58											
		27,337.26	1,354.32													27,337.26											
		26,025.22	1,312.04													26,025.22											
		24,754.28	1,270.94													24,754.28											
		23,523.30	1,230.98													23,523.30											
		22,331.17	1,192.12													22,331.17											
		21,176.83	1,154.35													21,176.83											
		20,059.20	1,117.62													20,059.20											
		18,977.28	1,081.92													18,977.28											
		17,930.06	1,047.22													17,930.06											
		16,916.58	1,013.48													16,916.58											
		15,935.90	980.68													15,935.90											
		14,987.09	948.81													14,987.09											
		14,069.27	917.87													14,069.27											
		13,181.56	887.71													13,181.56											
		12,323.12	858.44													12,323.12											
		11,493.12	830													11,493.12											
		10,690.76	802.36													10,690.76											
		9,915.27	775.49													9,915.27											
		9,165.88	749.39													9,165.88											
		8,441.85	724.03													8,441.85											
		7,742.47	699.38													7,742.47											
		7,067.03	675.44													7,067.03											
		6,414.86	652.17													6,414.86											
		5,785.29	629.57													5,785.29											
		5,177.67	607.62													5,177.67											
		4,591.37	586.29													4,591.37											
		4,025.80	565.58													4,025.80											
		3,480.34	545.46													3,480.34											
		2,954.42	525.92													2,954.42											
		2,447.49	506.93													2,447.49											

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CF - Summary- bp 115 PPC / 100 PPC / 115 PPC / 100 PPC

RBS Greenwich Capital

bp
115 PPC / 100 PPC / 115 PPC / 100 PPC
LIBOR_1MO=1.10 LIBOR_6MO=1.579

Period	Date	Balance Collateral	Principal Distributable	Balance Aggregate Seniors	Balance M1	Balance M2	Balance M3	Balance M4	Balance M5	Balance M6	Balance M7	Balance M8	Balance M9	Balance B1	Balance B2	Balance OC	CE M1	CE M2	CE M3	CE M4	CE M5	CE M6	CE M7	CE M8	CE M9	CE B1	CE B2
Total																											
		1,958.99	488.5													1,958.99											
		1,488.39	470.61													1,488.39											
		1,035.16	453.23													1,035.16											
		598.79	436.36													598.794918											
		194.04	404.75													194.040717											
		94.98	99.06													94.983562											
		0	94.98													0											

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class II-A3 BE Analysis

Balance	$22,148,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	15.618 CDR	20.862 CDR	25.74 CDR
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
LIBOR	FWD	FWD	FWD
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)
WAL	10.11	6.05	4.25
Principal Writedown	6,156.55 (0.03%)	3,553.12 (0.02%)	2,797.99 (0.01%)
Total Collat Loss (Collat Maturity)	203,365,428.14 (31.73%)	175,681,122.83 (27.41%)	164,611,374.36 (25.69%)
Total Collat Liquidation (Collat Maturity)	337,064,329.98 (52.60%)	291,194,581.44 (45.44%)	272,810,953.23 (42.57%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M9 BE Analysis

Terwin

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	5.395 CDR	5.748 CDR	6.238 CDR
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
LIBOR	FWD	FWD	FWD
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)
WAL	20.70	12.37	8.32
Principal Writedown	1,338.84 (0.01%)	4,636.68 (0.05%)	4,762.01 (0.05%)
Total Collat Loss (Collat Maturity)	98,599,086.07 (15.39%)	63,339,568.74 (9.88%)	49,404,554.11 (7.71%)
Total Collat Liquidation (Collat Maturity)	163,296,743.48 (25.48%)	104,974,664.67 (16.38%)	81,878,736.88 (12.78%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CashflowsM1 Prudential

Prepay Speed to maturity
FRM 75% PPC
ARM 35% CPR
LIBOR = 20%

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interes	Couponcap Shortfa	Couponcap Accum Short	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
0	30-Jun-04	0	0	0	20,827,000.00	0	0	0	0	0.00000	0.00000
1	25-Jul-04	0	23,141.11	23,141.11	20,827,000.00	23,141.11	0	0	0	1.60000	1.60000
2	25-Aug-04	0	167,660.72	167,660.72	20,827,000.00	367,654.40	259,315.19	199,993.68	59,321.51	20.50000	9.34860
3	25-Sep-04	0	167,689.97	167,689.97	20,827,000.00	367,654.40	259,296.20	403,488.56	59,331.77	20.50000	9.35020
4	25-Oct-04	0	162,204.69	162,204.69	20,827,000.00	355,794.58	247,417.88	603,071.38	53,827.99	20.50000	9.34580
5	25-Nov-04	0	167,751.40	167,751.40	20,827,000.00	367,654.40	259,259.75	814,536.15	59,356.74	20.50000	9.35360
6	25-Dec-04	0	162,265.88	162,265.88	20,827,000.00	355,794.58	247,382.55	1,021,979.85	53,853.85	20.50000	9.34940
7	25-Jan-05	0	167,816.55	167,816.55	20,827,000.00	367,654.40	259,225.62	1,239,858.49	59,387.76	20.50000	9.35730
8	25-Feb-05	0	167,850.44	167,850.44	20,827,000.00	367,654.40	259,209.53	1,461,549.39	59,405.57	20.50000	9.35920
9	25-Mar-05	0	151,320.10	151,320.10	20,827,000.00	332,074.94	223,614.68	1,665,607.83	42,859.84	20.50000	9.34150
10	25-Apr-05	0	167,919.78	167,919.78	20,827,000.00	367,654.40	259,179.49	1,894,745.06	59,444.87	20.50000	9.36300
11	25-May-05	0	162,415.77	162,415.77	20,827,000.00	355,794.58	247,305.55	2,120,492.43	53,926.73	20.50000	9.35800
12	25-Jun-05	0	167,957.91	167,957.91	20,827,000.00	367,654.40	259,151.12	2,357,621.50	59,454.63	20.50000	9.36510
13	25-Jul-05	0	162,447.61	162,447.61	20,827,000.00	355,794.58	247,276.94	2,591,244.51	53,929.97	20.50000	9.35980
14	25-Aug-05	0	167,982.89	167,982.89	20,827,000.00	367,654.40	259,122.29	2,836,658.68	59,450.77	20.50000	9.36650
15	25-Sep-05	0	167,994.14	167,994.14	20,827,000.00	367,654.40	259,107.71	3,086,393.85	59,447.45	20.50000	9.36720
16	25-Oct-05	0	162,482.33	162,482.33	20,827,000.00	355,794.58	247,233.20	3,332,431.99	53,920.95	20.50000	9.36180
17	25-Nov-05	0	168,014.12	168,014.12	20,827,000.00	367,654.40	259,078.24	3,590,898.96	59,437.95	20.50000	9.36830
18	25-Dec-05	0	162,501.17	162,501.17	20,827,000.00	355,794.58	247,203.53	3,845,538.89	53,910.12	20.50000	9.36290
19	25-Jan-06	0	168,030.48	168,030.48	20,827,000.00	367,654.40	259,048.36	4,113,045.23	59,424.44	20.50000	9.36920
20	25-Feb-06	0	168,037.23	168,037.23	20,827,000.00	367,654.40	259,033.28	4,385,269.07	59,416.11	20.50000	9.36960
21	25-Mar-06	0	151,481.09	151,481.09	20,827,000.00	332,074.94	223,438.64	4,635,783.60	42,844.79	20.50000	9.35140
22	25-Apr-06	0	167,652.10	167,652.10	20,827,000.00	367,654.40	256,142.39	4,917,620.36	56,140.09	20.50000	9.34810
23	25-May-06	0	157,903.78	157,903.78	20,827,000.00	355,794.58	220,314.68	5,199,520.52	22,423.87	20.50000	9.09800
24	25-Jun-06	0	163,358.67	163,358.67	20,827,000.00	367,654.40	232,333.81	5,495,602.23	28,038.08	20.50000	9.10870
25	25-Jul-06	0	156,939.28	156,939.28	20,827,000.00	355,794.58	216,874.09	5,788,340.74	18,018.79	20.50000	9.04250
26	25-Aug-06	0	162,377.79	162,377.79	20,827,000.00	367,654.40	228,921.30	6,095,797.64	23,644.68	20.50000	9.05400
27	25-Sep-06	0	162,297.98	162,297.98	20,827,000.00	367,654.40	229,109.80	6,408,761.82	23,753.38	20.50000	9.04960
28	25-Oct-06	0	156,554.00	156,554.00	20,827,000.00	355,794.58	216,523.11	6,717,485.42	17,282.52	20.50000	9.02030
29	25-Nov-06	0	160,454.29	160,454.29	20,827,000.00	367,654.40	220,881.26	7,043,267.82	13,681.15	20.50000	8.94680
30	25-Dec-06	0	154,832.65	154,832.65	20,827,000.00	355,794.58	209,272.22	7,364,552.24	8,310.28	20.50000	8.92110
31	25-Jan-07	0	159,946.22	159,946.22	20,827,000.00	367,654.40	220,181.94	7,702,265.23	12,473.75	20.50000	8.91840
32	25-Feb-07	0	159,836.73	159,836.73	20,827,000.00	367,654.40	220,443.78	8,046,049.28	12,626.11	20.50000	8.91230
33	25-Mar-07	0	146,947.52	146,947.52	20,827,000.00	332,074.94	185,127.43	8,359,466.49	0	20.50000	9.07150

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere:	Couponcap Shortfi	Couponcap Accum Short	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
34	25-Apr-07	0	159,411.94	159,411.94	20,827,000.00	367,654.40	219,867.72	8,715,276.76	11,625.26	20.50000	8.88860
35	25-May-07	0	157,646.07	157,646.07	20,827,000.00	355,794.58	198,148.52	9,062,311.25	0	20.50000	9.08320
36	25-Jun-07	0	157,335.28	157,335.28	20,827,000.00	367,654.40	210,319.13	9,432,605.35	0	20.50000	8.77280
37	25-Jul-07	0	158,636.62	158,636.62	20,827,000.00	355,794.58	197,157.96	9,790,903.65	0	20.50000	9.14020
38	25-Aug-07	0	158,269.31	158,269.31	20,827,000.00	367,654.40	209,385.10	10,173,125.39	0	20.50000	8.82490
39	25-Sep-07	0	157,900.71	157,900.71	20,827,000.00	367,654.40	209,753.70	10,562,463.01	0	20.50000	8.80440
40	25-Oct-07	0	158,441.35	158,441.35	20,827,000.00	355,794.58	197,353.24	10,940,258.33	0	20.50000	9.12900
41	25-Nov-07	0	165,965.31	165,965.31	20,827,000.00	367,654.40	201,689.09	11,335,073.37	0	20.50000	9.25400
42	25-Dec-07	0	165,536.90	165,536.90	20,827,000.00	355,794.58	190,257.69	11,718,971.90	0	20.50000	9.53780
43	25-Jan-08	0	166,350.73	166,350.73	20,827,000.00	367,654.40	201,303.68	12,127,147.98	0	20.50000	9.27550
44	25-Feb-08	0	165,896.85	165,896.85	20,827,000.00	367,654.40	201,757.55	12,542,983.38	0	20.50000	9.25020
45	25-Mar-08	0	165,441.91	165,441.91	20,827,000.00	343,934.76	178,492.85	12,928,609.66	0	20.50000	9.86110
46	25-Apr-08	0	165,054.12	165,054.12	20,827,000.00	367,654.40	202,600.28	13,359,435.81	0	20.50000	9.20320
47	25-May-08	0	165,443.66	165,443.66	20,827,000.00	355,794.58	190,350.92	13,778,010.43	0	20.50000	9.53250
48	25-Jun-08	0	164,990.41	164,990.41	20,827,000.00	367,654.40	202,664.00	14,223,894.59	0	20.50000	9.19970
49	25-Jul-08	2,212,690.86	164,676.21	2,377,367.07	18,614,309.14	355,794.58	191,118.38	14,658,004.50	0	20.50000	9.48820
50	25-Aug-08	2,537,369.07	146,762.19	2,684,131.26	16,076,940.07	328,594.26	181,832.07	15,098,591.07	0	20.50000	9.15600
51	25-Sep-08	2,461,193.40	126,394.65	2,587,588.06	13,615,746.66	283,802.65	157,408.00	15,522,531.14	0	20.50000	9.12990
52	25-Oct-08	2,387,456.32	106,780.47	2,494,236.79	11,228,290.35	232,602.34	125,821.86	15,913,529.57	0	20.50000	9.41090
53	25-Nov-08	1,673,834.77	88,232.38	1,762,067.15	9,554,455.57	198,210.51	109,978.13	16,304,425.71	0	20.50000	9.12550
54	25-Dec-08	957,087.54	74,865.44	1,031,952.98	8,597,368.04	163,221.95	88,356.51	16,671,316.16	0	20.50000	9.40280
55	25-Jan-09	229,654.44	67,228.14	296,882.58	8,367,713.59	151,767.43	84,539.29	17,050,150.48	0	20.50000	9.08080
56	25-Feb-09	222,846.87	65,239.64	288,086.51	8,144,866.73	147,713.39	82,473.75	17,433,606.75	0	20.50000	9.05410
57	25-Mar-09	216,258.02	63,314.61	279,572.64	7,928,608.70	129,865.38	66,550.76	17,778,126.68	0	20.50000	9.99460
58	25-Apr-09	209,880.53	61,450.93	271,331.46	7,718,728.17	139,961.97	78,511.04	18,170,471.04	0	20.50000	9.00060
59	25-May-09	203,707.27	59,646.53	263,353.80	7,515,020.91	131,861.61	72,215.08	18,553,098.34	0	20.50000	9.27300
60	25-Jun-09	197,731.37	57,899.43	255,630.79	7,317,289.54	132,660.99	74,761.57	18,955,373.63	0	20.50000	8.94720
61	25-Jul-09	191,946.19	56,207.71	248,153.90	7,125,343.35	125,003.70	68,795.99	19,347,990.58	0	20.50000	9.21780
62	25-Aug-09	186,345.32	54,569.52	240,914.85	6,938,998.03	125,782.10	71,212.58	19,760,748.94	0	20.50000	8.89380
63	25-Sep-09	180,922.59	52,983.08	233,905.67	6,758,075.44	122,492.59	69,509.51	20,179,090.56	0	20.50000	8.86710
64	25-Oct-09	175,672.01	51,446.65	227,118.66	6,582,403.43	115,450.46	64,003.80	20,587,820.49	0	20.50000	9.13510
65	25-Nov-09	170,587.82	49,958.57	220,546.39	6,411,815.62	116,197.71	66,239.13	21,017,491.85	0	20.50000	8.81390
66	25-Dec-09	165,664.45	48,517.24	214,181.68	6,246,151.17	109,535.18	61,017.95	21,437,558.61	0	20.50000	9.08020
67	25-Jan-10	160,896.52	47,121.08	208,017.60	6,085,254.65	110,261.92	63,140.84	21,879,131.91	0	20.50000	8.76080
68	25-Feb-10	156,278.84	45,768.62	202,047.46	5,928,975.81	107,421.65	61,653.03	22,327,012.39	0	20.50000	8.73430
69	25-Mar-10	151,806.41	44,458.38	196,264.79	5,777,169.40	94,534.23	50,075.84	22,733,080.04	0	20.50000	9.64090
70	25-Apr-10	147,474.37	43,188.99	190,663.36	5,629,695.03	101,983.09	58,794.10	23,193,176.15	0	20.50000	8.68160
71	25-May-10	143,278.06	41,959.07	185,237.13	5,486,416.97	96,173.96	54,214.88	23,643,607.80	0	20.50000	8.94380
72	25-Jun-10	139,212.96	40,767.34	179,980.30	5,347,204.01	96,850.50	56,083.16	24,117,066.31	0	20.50000	8.62910
73	25-Jul-10	135,274.71	39,612.52	174,887.23	5,211,929.30	91,348.07	51,735.55	24,580,801.74	0	20.50000	8.88970
74	25-Aug-10	131,459.10	38,493.40	169,952.51	5,080,470.20	92,005.03	53,511.63	25,068,232.80	0	20.50000	8.57690
75	25-Sep-10	127,762.08	37,408.81	165,170.88	4,952,708.12	89,684.41	52,275.60	25,563,032.35	0	20.50000	8.55090
76	25-Oct-10	124,179.70	36,357.60	160,537.30	4,828,528.42	84,608.76	48,251.16	26,047,985.32	0	20.50000	8.80910
77	25-Nov-10	120,708.19	35,338.68	156,046.87	4,707,820.23	85,236.94	49,898.26	26,557,702.87	0	20.50000	8.49920
78	25-Dec-10	117,343.88	34,350.99	151,694.87	4,590,476.35	80,425.26	46,074.27	27,057,471.23	0	20.50000	8.75590

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interes	Couponcap Shortfa	Couponcap Accum Short	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
79	25-Jan-11	114,083.23	33,393.52	147,476.75	4,476,393.12	81,034.66	47,641.14	27,582,751.90	0	20.50000	8.44780
80	25-Feb-11	110,922.83	32,465.25	143,388.09	4,365,470.29	79,020.77	46,555.52	28,116,219.61	0	20.50000	8.42230
81	25-Mar-11	107,859.39	31,565.26	139,424.64	4,257,610.90	69,605.00	38,039.74	28,602,556.65	0	20.50000	9.29660
82	25-Apr-11	104,889.71	30,692.60	135,582.31	4,152,721.19	75,158.66	44,466.06	29,151,937.49	0	20.50000	8.37160
83	25-May-11	102,010.72	29,846.39	131,857.11	4,050,710.48	71,807.47	41,961.08	29,697,984.16	0	20.75000	8.62460
84	25-Jun-11	99,219.44	29,025.77	128,245.21	3,951,491.04	72,378.32	43,352.55	30,271,981.94	0	20.75000	8.32130
85	25-Jul-11	96,513.01	28,229.91	124,742.92	3,854,978.02	68,327.87	40,097.96	30,835,532.91	0	20.75000	8.57290
86	25-Aug-11	93,888.66	27,458.00	121,346.66	3,761,089.37	68,880.96	41,422.96	31,427,926.89	0	20.75000	8.27160
87	25-Sep-11	91,343.70	26,709.27	118,052.97	3,669,745.67	67,203.35	40,494.08	32,029,976.91	0	20.75000	8.24690
88	25-Oct-11	88,875.54	25,982.97	114,858.51	3,580,870.13	63,456.02	37,473.05	32,621,301.65	0	20.75000	8.49640
89	25-Nov-11	86,481.69	25,278.37	111,760.06	3,494,388.44	63,983.19	38,704.82	33,242,885.70	0	20.75000	8.19790
90	25-Dec-11	84,159.74	24,594.77	108,754.51	3,410,228.70	60,423.80	35,829.03	33,853,539.63	0	20.75000	8.44600
91	25-Jan-12	81,907.34	23,931.50	105,838.84	3,328,321.36	60,934.16	37,002.66	34,495,439.21	0	20.75000	8.14940
92	25-Feb-12	79,722.25	23,287.90	103,010.16	3,248,599.10	59,470.63	36,182.73	35,147,988.36	0	20.75000	8.12540
93	25-Mar-12	77,602.29	22,663.35	100,265.64	3,170,996.81	54,301.24	31,637.89	35,767,134.64	0	20.75000	8.66030
94	25-Apr-12	75,545.36	22,057.22	97,602.58	3,095,451.45	56,659.55	34,602.33	36,440,826.12	0	20.75000	8.07790
95	25-May-12	73,549.42	21,468.94	95,018.35	3,021,902.04	53,525.51	32,056.58	37,103,005.31	0	20.75000	8.32280
96	25-Jun-12	71,612.50	20,897.93	92,510.43	2,950,289.53	53,995.51	33,097.59	37,799,061.46	0	20.75000	8.03090
97	25-Jul-12	69,732.72	20,343.64	90,076.36	2,880,556.81	51,015.42	30,671.79	38,483,342.02	0	20.75000	8.27460
98	25-Aug-12	67,908.24	19,805.54	87,713.78	2,812,648.57	51,469.95	31,664.41	39,202,628.92	0	20.75000	7.98460
99	25-Sep-12	66,137.28	19,283.11	85,420.39	2,746,511.29	50,256.56	30,973.45	39,934,077.13	0	20.75000	7.96160
100	25-Oct-12	64,418.14	18,775.86	83,194.00	2,682,093.14	47,491.76	28,715.90	40,653,319.77	0	20.75000	8.20350
101	25-Nov-12	62,749.16	18,283.31	81,032.47	2,619,343.98	47,923.79	29,640.48	41,409,356.03	0	20.75000	7.91630
102	25-Dec-12	61,128.74	17,804.99	78,933.73	2,558,215.24	45,292.82	27,487.84	42,152,880.65	0	20.75000	8.15700
103	25-Jan-13	59,555.34	17,340.45	76,895.79	2,498,659.89	45,710.33	28,369.88	42,934,440.54	0	20.75000	7.87160
104	25-Feb-13	58,027.47	16,889.27	74,916.73	2,440,632.43	44,646.19	27,756.93	43,729,352.44	0	20.75000	7.84950
105	25-Mar-13	56,543.67	16,451.01	72,994.68	2,384,088.76	39,389.10	22,938.09	44,458,033.69	0	20.75000	8.66630
106	25-Apr-13	55,102.56	16,025.28	71,127.84	2,328,986.20	42,599.03	26,573.75	45,278,986.05	0	20.75000	7.80590
107	25-May-13	53,702.79	15,611.68	69,314.47	2,275,283.41	40,272.05	24,660.37	46,086,595.56	0	20.75000	8.04390
108	25-Jun-13	52,343.05	15,209.84	67,552.89	2,222,940.36	40,654.89	25,445.05	46,935,518.46	0	20.75000	7.76300
109	25-Jul-13	51,022.09	14,819.38	65,841.47	2,171,918.28	38,438.34	23,618.96	47,770,730.76	0	20.75000	7.99990
110	25-Aug-13	49,738.69	14,439.96	64,178.65	2,122,179.59	38,807.96	24,368.00	48,648,668.82	0	20.75000	7.72080
111	25-Sep-13	48,491.66	14,071.23	62,562.89	2,073,687.93	37,919.22	23,847.99	49,541,773.93	0	20.75000	7.70000
112	25-Oct-13	47,279.89	13,712.86	60,992.74	2,026,408.04	35,857.52	22,144.66	50,420,578.44	0	20.75000	7.93530
113	25-Nov-13	46,102.25	13,364.53	59,466.78	1,980,305.79	36,207.97	22,843.45	51,344,339.58	0	20.75000	7.65890
114	25-Dec-13	44,957.70	13,025.92	57,983.62	1,935,348.09	34,242.79	21,216.86	52,253,385.65	0	20.75000	7.89330
115	25-Jan-14	43,845.19	12,696.75	56,541.95	1,891,502.90	34,580.91	21,884.15	53,208,936.20	0	20.75000	7.61860
116	25-Feb-14	42,763.75	12,376.72	55,140.47	1,848,739.15	33,797.48	21,420.76	54,181,097.18	0	20.75000	7.59870
117	25-Mar-14	41,712.40	12,065.55	53,777.96	1,807,026.74	29,836.60	17,771.04	55,073,290.93	0	20.75000	8.39100
118	25-Apr-14	40,648.98	11,762.97	52,411.96	1,766,377.76	32,288.05	20,525.08	56,077,868.64	0	20.75000	7.55950
119	25-May-14	39,656.10	11,468.97	51,125.07	1,726,721.66	30,543.62	19,074.64	57,066,623.09	0	20.75000	7.79150
120	25-Jun-14	38,690.60	11,183.04	49,873.64	1,688,031.06	30,853.16	19,670.12	58,105,962.80	0	20.75000	7.52100
121	25-Jul-14	37,751.64	10,904.93	48,656.57	1,650,279.42	29,188.87	18,283.94	59,128,995.69	0	20.75000	7.75220
122	25-Aug-14	36,838.40	10,634.40	47,472.81	1,613,441.02	29,487.28	18,852.88	60,204,368.74	0	20.75000	7.48340
123	25-Sep-14	35,950.11	10,371.24	46,321.35	1,577,490.90	28,829.05	18,457.82	61,298,561.57	0	20.75000	7.46480

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interes	Couponcap Shortfa	Couponcap Accum Short	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
124	25-Oct-14	35,086.00	10,115.21	45,201.21	1,542,404.90	27,277.45	17,162.24	62,375,678.10	0	20.75000	7.69470
125	25-Nov-14	34,245.34	9,866.10	44,111.44	1,508,159.56	27,559.78	17,693.68	63,507,903.86	0	20.75000	7.42830
126	25-Dec-14	33,427.42	9,623.70	43,051.11	1,474,732.14	26,078.59	16,454.89	64,622,516.26	0	20.75000	7.65730
127	25-Jan-15	32,631.54	9,387.81	42,019.35	1,442,100.60	26,350.60	16,962.78	65,794,157.76	0	20.75000	7.39250
128	25-Feb-15	31,857.04	9,158.24	41,015.29	1,410,243.56	25,767.53	16,609.29	66,986,380.71	0	20.75000	7.37490
129	25-Mar-15	31,103.29	8,934.80	40,038.09	1,379,140.27	22,759.76	13,824.96	68,081,291.43	0	20.75000	8.14580
130	25-Apr-15	30,369.65	8,717.31	39,086.96	1,348,770.63	24,642.56	15,925.24	69,313,696.97	0	20.75000	7.34030
131	25-May-15	29,655.52	8,505.59	38,161.11	1,319,115.10	23,322.49	14,816.90	70,527,063.21	0	20.75000	7.56740
132	25-Jun-15	28,960.33	8,299.47	37,259.80	1,290,154.78	23,570.02	15,270.55	71,802,515.25	0	20.75000	7.30650
133	25-Jul-15	28,283.50	8,098.79	36,382.29	1,261,871.28	22,308.93	14,210.14	73,058,310.55	0	20.75000	7.53290
134	25-Aug-15	27,624.49	7,903.38	35,527.87	1,234,246.79	22,547.19	14,643.81	74,378,364.31	0	20.75000	7.27340
135	25-Sep-15	26,982.78	7,713.09	34,695.87	1,207,264.01	22,053.59	14,340.50	75,721,701.55	0	20.75000	7.25720
136	25-Oct-15	26,357.85	7,527.78	33,885.62	1,180,906.16	20,875.61	13,347.83	77,044,403.80	0	20.75000	7.48250
137	25-Nov-15	25,749.20	7,347.29	33,096.49	1,155,156.96	21,100.50	13,753.21	78,434,790.70	0	20.75000	7.22520
138	25-Dec-15	25,156.36	7,171.48	32,327.85	1,130,000.59	19,974.59	12,803.11	79,803,862.06	0	20.75000	7.44990
139	25-Jan-16	24,578.87	7,000.23	31,579.10	1,105,421.72	20,190.91	13,190.68	81,242,992.58	0	20.75000	7.19410
140	25-Feb-16	24,016.28	6,833.40	30,849.67	1,081,405.45	19,751.74	12,918.34	82,707,565.23	0	20.75000	7.17880
141	25-Mar-16	23,468.14	6,670.86	30,139.00	1,057,937.31	18,075.99	11,405.14	84,101,450.29	0	20.75000	7.65770
142	25-Apr-16	22,934.05	6,512.48	29,446.53	1,035,003.26	18,903.28	12,390.80	85,616,570.48	0	20.75000	7.14870
143	25-May-16	22,413.59	6,358.16	28,771.74	1,012,589.67	17,896.93	11,538.78	87,108,562.45	0	20.75000	7.37180
144	25-Jun-16	21,906.37	6,207.76	28,114.13	990,683.31	18,093.01	11,885.25	88,676,908.33	0	20.75000	7.11940
145	25-Jul-16	21,412.01	6,061.19	27,473.20	969,271.30	17,130.57	11,069.37	90,221,349.25	0	20.75000	7.34180
146	25-Aug-16	20,930.13	5,918.33	26,848.46	948,341.17	17,318.99	11,400.66	91,844,829.99	0	20.75000	7.09080
147	25-Sep-16	20,460.39	5,779.08	26,239.47	927,880.78	16,945.01	11,165.93	93,497,084.45	0	20.75000	7.07680
148	25-Oct-16	20,002.43	5,643.33	25,645.77	907,878.34	16,044.61	10,401.27	95,124,206.14	0	20.75000	7.29830
149	25-Nov-16	19,555.93	5,510.99	25,066.92	888,322.41	16,222.02	10,711.03	96,834,601.77	0	20.75000	7.04920
150	25-Dec-16	19,120.54	5,381.96	24,502.50	869,201.87	15,360.58	9,978.62	98,519,012.05	0	20.75000	7.27030
151	25-Jan-17	18,695.97	5,256.15	23,952.11	850,505.90	15,530.95	10,274.80	100,289,630.03	0	20.75000	7.02240
152	25-Feb-17	18,281.90	5,133.46	23,415.36	832,224.01	15,196.89	10,063.42	102,091,674.13	0	20.75000	7.00930
153	25-Mar-17	17,878.03	5,013.82	22,891.85	814,345.97	13,431.17	8,417.35	103,747,737.67	0	20.75000	7.74590
154	25-Apr-17	17,484.09	4,897.13	22,381.23	796,861.88	14,550.78	9,653.64	105,611,161.65	0	20.75000	6.98350
155	25-May-17	17,099.80	4,783.32	21,883.12	779,762.09	13,779.07	8,995.75	107,446,350.40	0	20.75000	7.20320
156	25-Jun-17	16,724.88	4,672.31	21,397.19	763,037.21	13,932.83	9,260.52	109,375,468.28	0	20.75000	6.95840
157	25-Jul-17	16,359.07	4,564.01	20,923.09	746,678.14	13,194.19	8,630.17	111,275,382.59	0	20.75000	7.17770
158	25-Aug-17	16,002.13	4,458.36	20,460.49	730,676.01	13,341.69	8,883.32	113,272,540.64	0	20.75	6.934
159	25-Sep-17	15,653.81	4,355.28	20,009.09	715,022.20	13,055.76	8,700.47	115,305,201.16	0	20.75	6.922
160	25-Oct-17	15,313.87	4,254.71	19,568.58	699,708.33	12,363.93	8,109.22	117,307,129.48	0	20.75	7.1405
161	25-Nov-17	14,982.08	4,156.57	19,138.64	684,726.25	12,502.43	8,345.86	119,411,525.65	0	20.75	6.8986
162	25-Dec-17	14,658.22	4,060.79	18,719.01	670,068.04	11,840.06	7,779.26	121,484,129.21	0	20.75	7.1166
163	25-Jan-18	14,342.07	3,967.33	18,309.40	655,725.97	11,972.81	8,005.49	123,662,819.86	0	20.75	6.8757
164	25-Feb-18	14,033.43	3,876.10	17,909.53	641,692.54	11,716.55	7,840.45	125,880,274.44	0	20.75	6.8646
165	25-Mar-18	13,732.08	3,787.06	17,519.14	627,960.46	10,356.20	6,569.14	127,918,411.35	0	20.75	7.5879
166	25-Apr-18	13,437.84	3,700.14	17,137.99	614,522.62	11,220.43	7,520.29	130,211,584.92	0	20.75	6.8427
167	25-May-18	13,150.52	3,615.29	16,765.81	601,372.10	10,626.12	7,010.83	132,470,171.07	0	20.75	7.0597
168	25-Jun-18	12,869.92	3,532.46	16,402.38	588,502.18	10,745.35	7,212.89	134,844,368.34	0	20.75	6.8214

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interes	Couponcap Shortfa	Couponcap Accum Short	Couponcap Shortfall P	Coupon	Effective Coupon
Total		20,827,000.00	10,722,235.32	31,549,235.32		24,339,897.74	14,987,634.20		1,369,971.77		
169	25-Jul-18	12,595.87	3,451.58	16,047.45	575,906.31	10,176.18	6,724.60	137,182,776.81	0	20.75	7.038
170	25-Aug-18	12,328.19	3,372.61	15,700.81	563,578.12	10,290.33	6,917.71	139,640,884.00	0	20.75	6.8007
171	25-Sep-18	12,066.72	3,295.51	15,362.23	551,511.40	10,070.05	6,774.54	142,142,769.61	0	20.75	6.7906
172	25-Oct-18	35,876.90	3,220.21	39,097.10	515,634.50	9,536.55	6,316.34	144,606,971.34	0	20.75	7.0067
173	25-Nov-18	80,695.56	3,006.36	83,701.91	434,938.94	9,213.39	6,207.03	147,197,023.77	0	20.75	6.7708
174	25-Dec-18	77,987.86	2,532.23	80,520.09	356,951.09	7,520.82	4,988.59	149,747,294.23	0	20.75	6.9864
175	25-Jan-19	76,346.15	2,075.24	78,421.40	280,604.93	6,378.02	4,302.78	152,427,289.98	0	20.75	6.7515
176	25-Feb-19	74,741.89	1,629.11	76,370.99	205,863.05	5,013.86	3,384.76	155,154,254.02	0	20.75	6.7421
177	25-Mar-19	46,845.60	1,193.53	48,039.13	159,017.45	3,322.40	2,128.87	157,660,400.16	0	20.75	7.4542
178	25-Apr-19	37,399.48	920.68	38,320.16	121,617.97	2,841.33	1,920.65	160,479,405.60	0	20.75	6.7236
179	25-May-19	38,065.95	703.21	38,769.15	83,552.02	2,102.98	1,399.77	163,255,761.76	0	20.75	6.9385
180	25-Jun-19	35,054.25	482.46	35,536.71	48,497.77	1,492.91	1,010.45	166,173,835.23	0	20.75	6.7058
181	25-Jul-19	34,082.07	279.68	34,361.74	14,415.70	838.61	558.93	169,047,816.73	0	20.75	6.9201
182	25-Aug-19	14,415.70	83.02	14,498.72	0	257.58	174.56	172,068,547.07	0	20.75	6.6881
183	25-Sep-19	0	0	0	0	0	0	175,143,077.42	0	0	0
184	25-Oct-19	0	0	0	0	0	0	178,171,593.14	0	0	0
185	25-Nov-19	0	0	0	0	0	0	181,355,173.06	0	0	0
186	25-Dec-19	0	0	0	0	0	0	184,491,106.26	0	0	0
187	25-Jan-20	0	0	0	0	0	0	187,787,603.60	0	0	0
188	25-Feb-20	0	0	0	0	0	0	191,143,002.93	0	0	0
189	25-Mar-20	0	0	0	0	0	0	194,338,011.32	0	0	0
190	25-Apr-20	0	0	0	0	0	0	197,810,453.71	0	0	0
191	25-May-20	0	0	0	0	0	0	201,230,926.13	0	0	0
192	25-Jun-20	0	0	0	0	0	0	204,826,531.50	0	0	0
193	25-Jul-20	0	0	0	0	0	0	208,368,323.61	0	0	0
194	25-Aug-20	0	0	0	0	0	0	212,091,460.39	0	0	0
195	25-Sep-20	0	0	0	0	0	0	215,881,122.39	0	0	0
196	25-Oct-20	0	0	0	0	0	0	219,614,086.80	0	0	0
197	25-Nov-20	0	0	0	0	0	0	223,538,143.14	0	0	0
198	25-Dec-20	0	0	0	0	0	0	227,403,490.20	0	0	0
199	25-Jan-21	0	0	0	0	0	0	231,466,748.40	0	0	0
200	25-Feb-21	0	0	0	0	0	0	235,602,609.12	0	0	0
201	25-Mar-21	0	0	0	0	0	0	239,404,973.45	0	0	0
202	25-Apr-21	0	0	0	0	0	0	243,682,674.81	0	0	0
203	25-May-21	0	0	0	0	0	0	247,896,354.40	0	0	0
204	25-Jun-21	0	0	0	0	0	0	252,325,780.23	0	0	0
205	25-Jul-21	0	0	0	0	0	0	256,688,913.51	0	0	0
206	25-Aug-21	0	0	0	0	0	0	261,275,445.28	0	0	0
207	25-Sep-21	0	0	0	0	0	0	265,943,929.45	0	0	0
208	25-Oct-21	0	0	0	0	0	0	270,542,543.23	0	0	0
209	25-Nov-21	0	0	0	0	0	0	275,376,612.43	0	0	0
210	25-Dec-21	0	0	0	0	0	0	280,138,333.02	0	0	0
211	25-Jan-22	0	0	0	0	0	0	285,143,860.31	0	0	0
212	25-Feb-22	0	0	0	0	0	0	290,238,826.65	0	0	0
213	25-Mar-22	0	0	0	0	0	0	294,922,958.82	0	0	0
214	25-Apr-22	0	0	0	0	0	0	300,192,658.64	0	0	0

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CashflowsM2 Prudential

Prepay Speed to maturity
FRM 75% PPC
ARM 35% CPR
LIBOR = 20%

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shor	Couponcap Shortfall	Coupon	Effective Coupon
Total		20,827,000.00	10,338,871.87	31,165,871.87		23,532,632.40	14,563,732.30		1,369,971.77		
0	30-Jun-04	0	0	0	20,827,000.00	0	0	0	0	0.00000	0.00000
1	25-Jul-04	0	23,864.27	23,864.27	20,827,000.00	23,864.27	0	0	0	1.65000	1.65000
2	25-Aug-04	0	167,660.72	167,660.72	20,827,000.00	368,551.12	260,211.91	200,890.40	59,321.51	20.55000	9.34860
3	25-Sep-04	0	167,689.97	167,689.97	20,827,000.00	368,551.12	260,192.92	405,306.48	59,331.77	20.55000	9.35020
4	25-Oct-04	0	162,204.69	162,204.69	20,827,000.00	356,662.38	248,285.68	606,705.03	53,827.99	20.55000	9.34580
5	25-Nov-04	0	167,751.40	167,751.40	20,827,000.00	368,551.12	260,156.46	818,240.90	59,356.74	20.55000	9.35360
6	25-Dec-04	0	162,265.88	162,265.88	20,827,000.00	356,662.38	248,250.34	1,026,649.77	53,853.85	20.55000	9.34940
7	25-Jan-05	0	167,816.55	167,816.55	20,827,000.00	368,551.12	260,122.33	1,245,551.77	59,387.76	20.55000	9.35730
8	25-Feb-05	0	167,850.44	167,850.44	20,827,000.00	368,551.12	260,106.25	1,468,293.52	59,405.57	20.55000	9.35920
9	25-Mar-05	0	151,320.10	151,320.10	20,827,000.00	332,884.88	224,424.62	1,673,326.52	42,859.84	20.55000	9.34150
10	25-Apr-05	0	167,919.78	167,919.78	20,827,000.00	368,551.12	260,076.21	1,903,568.78	59,444.87	20.55000	9.36300
11	25-May-05	0	162,415.77	162,415.77	20,827,000.00	356,662.38	248,173.34	2,130,414.00	53,926.73	20.55000	9.35800
12	25-Jun-05	0	167,957.91	167,957.91	20,827,000.00	368,551.12	260,047.84	2,368,706.66	59,454.63	20.55000	9.36510
13	25-Jul-05	0	162,447.61	162,447.61	20,827,000.00	356,662.38	248,144.73	2,603,485.52	53,929.97	20.55000	9.35980
14	25-Aug-05	0	167,982.89	167,982.89	20,827,000.00	368,551.12	260,019.00	2,850,124.59	59,450.77	20.55000	9.36650
15	25-Sep-05	0	167,994.14	167,994.14	20,827,000.00	368,551.12	260,004.42	3,101,116.90	59,447.45	20.55000	9.36720
16	25-Oct-05	0	162,482.33	162,482.33	20,827,000.00	356,662.38	248,101.00	3,348,403.57	53,920.95	20.55000	9.36180
17	25-Nov-05	0	168,014.12	168,014.12	20,827,000.00	368,551.12	259,974.95	3,608,193.36	59,437.95	20.55000	9.36830
18	25-Dec-05	0	162,501.17	162,501.17	20,827,000.00	356,662.38	248,071.32	3,864,144.88	53,910.12	20.55000	9.36290
19	25-Jan-06	0	168,030.48	168,030.48	20,827,000.00	368,551.12	259,945.08	4,133,044.79	59,424.44	20.55000	9.36920
20	25-Feb-06	0	168,037.23	168,037.23	20,827,000.00	368,551.12	259,930.00	4,406,696.35	59,416.11	20.55000	9.36960
21	25-Mar-06	0	151,481.09	151,481.09	20,827,000.00	332,884.88	224,248.58	4,658,533.84	42,844.79	20.55000	9.35140
22	25-Apr-06	0	167,652.10	167,652.10	20,827,000.00	368,551.12	257,039.11	4,941,869.49	56,140.09	20.55000	9.34810
23	25-May-06	0	157,903.78	157,903.78	20,827,000.00	356,662.38	221,182.47	5,225,257.61	22,423.87	20.55000	9.09800
24	25-Jun-06	0	163,358.67	163,358.67	20,827,000.00	368,551.12	233,230.52	5,522,915.34	28,038.08	20.55000	9.10870
25	25-Jul-06	0	156,939.28	156,939.28	20,827,000.00	356,662.38	217,741.88	5,817,218.36	18,018.79	20.55000	9.04250
26	25-Aug-06	0	162,377.79	162,377.79	20,827,000.00	368,551.12	229,818.02	6,126,332.22	23,644.68	20.55000	9.05400
27	25-Sep-06	0	162,297.98	162,297.98	20,827,000.00	368,551.12	230,006.51	6,440,995.91	23,753.38	20.55000	9.04960
28	25-Oct-06	0	156,554.00	156,554.00	20,827,000.00	356,662.38	217,390.90	6,751,406.35	17,282.52	20.55000	9.02030
29	25-Nov-06	0	160,454.29	160,454.29	20,827,000.00	368,551.12	221,777.98	7,078,974.94	13,681.15	20.55000	8.94680
30	25-Dec-06	0	154,832.65	154,832.65	20,827,000.00	356,662.38	210,140.01	7,402,032.11	8,310.28	20.55000	8.92110
31	25-Jan-07	0	159,946.22	159,946.22	20,827,000.00	368,551.12	221,078.65	7,741,622.14	12,473.75	20.55000	8.91840
32	25-Feb-07	0	159,836.73	159,836.73	20,827,000.00	368,551.12	221,340.50	8,087,330.99	12,626.11	20.55000	8.91230
33	25-Mar-07	0	146,947.52	146,947.52	20,827,000.00	332,884.88	185,937.37	8,402,530.86	0	20.55000	9.07150
34	25-Apr-07	0	159,411.94	159,411.94	20,827,000.00	368,551.12	220,764.44	8,760,359.82	11,625.26	20.55000	8.88860
35	25-May-07	0	157,646.07	157,646.07	20,827,000.00	356,662.38	199,016.31	9,109,397.29	0	20.55000	9.08320
36	25-Jun-07	0	157,335.28	157,335.28	20,827,000.00	368,551.12	211,215.85	9,481,811.52	0	20.55000	8.77280

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shor	Couponcap Shortfall I	Coupon	Effective Coupon
Total		20,827,000.00	10,338,871.87	31,165,871.87		23,532,632.40	14,563,732.30		1,369,971.77		
37	25-Jul-07	0	158,636.62	158,636.62	20,827,000.00	356,662.38	198,025.75	9,842,213.29	0	20.55000	9.14020
38	25-Aug-07	0	158,269.31	158,269.31	20,827,000.00	368,551.12	210,281.82	10,226,661.27	0	20.55000	8.82490
39	25-Sep-07	0	157,900.71	157,900.71	20,827,000.00	368,551.12	210,650.41	10,618,280.98	0	20.55000	8.80440
40	25-Oct-07	0	158,441.35	158,441.35	20,827,000.00	356,662.38	198,221.03	10,998,340.07	0	20.55000	9.12900
41	25-Nov-07	0	165,965.31	165,965.31	20,827,000.00	368,551.12	202,585.81	11,395,550.68	0	20.55000	9.25400
42	25-Dec-07	0	165,536.90	165,536.90	20,827,000.00	356,662.38	191,125.48	11,781,824.96	0	20.55000	9.53780
43	25-Jan-08	0	166,350.73	166,350.73	20,827,000.00	368,551.12	202,200.39	12,192,514.57	0	20.55000	9.27550
44	25-Feb-08	0	165,896.85	165,896.85	20,827,000.00	368,551.12	202,654.27	12,610,925.54	0	20.55000	9.25020
45	25-Mar-08	1,063,958.42	165,441.91	1,229,400.34	19,763,041.58	344,773.63	179,331.72	12,999,020.62	0	20.55000	9.86110
46	25-Apr-08	3,171,427.30	156,622.25	3,328,049.54	16,591,614.28	349,723.49	193,101.24	13,422,150.37	0	20.55000	9.20320
47	25-May-08	3,074,728.74	131,798.98	3,206,527.72	13,516,885.54	284,131.39	152,332.41	13,804,337.11	0	20.55000	9.53250
48	25-Jun-08	2,981,743.01	107,080.06	3,088,823.07	10,535,142.53	239,192.55	132,112.49	14,180,728.85	0	20.55000	9.19970
49	25-Jul-08	679,009.72	83,299.91	762,309.64	9,856,132.81	180,414.32	97,114.40	14,520,688.23	0	20.55000	9.48820
50	25-Aug-08	267,307.92	77,709.44	345,017.37	9,588,824.88	174,412.48	96,703.04	14,874,346.95	0	20.55000	9.15600
51	25-Sep-08	259,282.94	75,386.00	334,668.94	9,329,541.95	169,682.25	94,296.25	15,231,857.16	0	20.55000	9.12990
52	25-Oct-08	251,514.85	73,166.23	324,681.08	9,078,027.10	159,768.41	86,602.17	15,579,304.89	0	20.55000	9.41090
53	25-Nov-08	243,964.16	71,335.52	315,299.68	8,834,062.94	160,643.25	89,307.73	15,944,301.40	0	20.55000	9.12550
54	25-Dec-08	236,694.91	69,220.69	305,915.60	8,597,368.04	151,283.33	82,062.64	16,299,410.20	0	20.55000	9.40280
55	25-Jan-09	229,654.44	67,228.14	296,882.58	8,367,713.59	152,137.59	84,909.45	16,672,751.30	0	20.55000	9.08080
56	25-Feb-09	222,846.87	65,239.64	288,086.51	8,144,866.73	148,073.67	82,834.02	17,050,623.55	0	20.55000	9.05410
57	25-Mar-09	216,258.02	63,314.61	279,572.64	7,928,608.70	130,182.12	66,867.51	17,390,016.86	0	20.55000	9.99460
58	25-Apr-09	209,880.53	61,450.93	271,331.46	7,718,728.17	140,303.34	78,852.41	17,776,600.11	0	20.55000	9.00060
59	25-May-09	203,707.27	59,646.53	263,353.80	7,515,020.91	132,183.22	72,536.69	18,153,561.08	0	20.55000	9.27300
60	25-Jun-09	197,731.37	57,899.43	255,630.79	7,317,289.54	132,984.56	75,085.13	18,549,888.60	0	20.55000	8.94720
61	25-Jul-09	191,946.19	56,207.71	248,153.90	7,125,343.35	125,308.58	69,100.87	18,936,656.32	0	20.55000	9.21780
62	25-Aug-09	186,345.32	54,569.52	240,914.85	6,938,998.03	126,088.89	71,519.37	19,343,275.60	0	20.55000	8.89380
63	25-Sep-09	180,922.59	52,983.08	233,905.67	6,758,075.44	122,791.35	69,808.27	19,755,379.25	0	20.55000	8.86710
64	25-Oct-09	175,672.01	51,446.65	227,118.66	6,582,403.43	115,732.04	64,285.39	20,157,975.51	0	20.55000	9.13510
65	25-Nov-09	170,587.82	49,958.57	220,546.39	6,411,815.62	116,481.11	66,522.54	20,581,210.23	0	20.55000	8.81390
66	25-Dec-09	165,664.45	48,517.24	214,181.68	6,246,151.17	109,802.34	61,285.11	20,994,948.56	0	20.55000	9.08020
67	25-Jan-10	160,896.52	47,121.08	208,017.60	6,085,254.65	110,530.85	63,409.77	21,429,881.44	0	20.55000	8.76080
68	25-Feb-10	156,278.84	45,768.62	202,047.46	5,928,975.81	107,683.65	61,915.04	21,871,016.09	0	20.55000	8.73430
69	25-Mar-10	151,806.41	44,458.38	196,264.79	5,777,169.40	94,764.80	50,306.41	22,270,894.24	0	20.55000	9.64090
70	25-Apr-10	147,474.37	43,188.99	190,663.36	5,629,695.03	102,231.83	59,042.84	22,724,039.11	0	20.55000	8.68160
71	25-May-10	143,278.06	41,959.07	185,237.13	5,486,416.97	96,408.53	54,449.45	23,167,637.74	0	20.55000	8.94380
72	25-Jun-10	139,212.96	40,767.34	179,980.30	5,347,204.01	97,086.72	56,319.38	23,633,927.77	0	20.55000	8.62910
73	25-Jul-10	135,274.71	39,612.52	174,887.23	5,211,929.30	91,570.87	51,958.35	24,090,617.13	0	20.55000	8.88970
74	25-Aug-10	131,459.10	38,493.40	169,952.51	5,080,470.20	92,229.43	53,736.03	24,570,656.71	0	20.55000	8.57690
75	25-Sep-10	127,762.08	37,408.81	165,170.88	4,952,708.12	89,903.15	52,494.35	25,057,949.30	0	20.55000	8.55090
76	25-Oct-10	124,179.70	36,357.60	160,537.30	4,828,528.42	84,815.13	48,457.53	25,535,524.21	0	20.55000	8.80910
77	25-Nov-10	120,708.19	35,338.68	156,046.87	4,707,820.23	85,444.83	50,106.15	26,037,502.75	0	20.55000	8.49920
78	25-Dec-10	117,343.88	34,350.99	151,694.87	4,590,476.35	80,621.42	46,270.43	26,529,665.41	0	20.55000	8.75590
79	25-Jan-11	114,083.23	33,393.52	147,476.75	4,476,393.12	81,232.30	47,838.79	27,046,968.73	0	20.55000	8.44780
80	25-Feb-11	110,922.83	32,465.25	143,388.09	4,365,470.29	79,213.51	46,748.25	27,572,335.64	0	20.55000	8.42230
81	25-Mar-11	107,859.39	31,565.26	139,424.64	4,257,610.90	69,774.77	38,209.51	28,051,242.98	0	20.55000	9.29660
82	25-Apr-11	104,889.71	30,692.60	135,582.31	4,152,721.19	75,341.97	44,649.37	28,592,282.47	0	20.55000	8.37160
83	25-May-11	102,010.72	29,846.39	131,857.11	4,050,710.48	72,067.02	42,220.63	29,130,698.33	0	20.82500	8.62460

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		20,827,000.00	10,338,871.87	31,165,871.87		23,532,632.40	14,563,732.30		1,369,971.77		
84	25-Jun-11	99,219.44	29,025.77	128,245.21	3,951,491.04	72,639.93	43,614.16	29,696,702.79	0	20.82500	8.32130
85	25-Jul-11	96,513.01	28,229.91	124,742.92	3,854,978.02	68,574.83	40,344.92	30,252,409.24	0	20.82500	8.57290
86	25-Aug-11	93,888.66	27,458.00	121,346.66	3,761,089.37	69,129.93	41,671.93	30,836,586.70	0	20.82500	8.27160
87	25-Sep-11	91,343.70	26,709.27	118,052.97	3,669,745.67	67,446.26	40,736.99	31,430,305.06	0	20.82500	8.24690
88	25-Oct-11	88,875.54	25,982.97	114,858.51	3,580,870.13	63,685.38	37,702.41	32,013,454.22	0	20.82500	8.49640
89	25-Nov-11	86,481.69	25,278.37	111,760.06	3,494,388.44	64,214.45	38,936.08	32,626,476.02	0	20.82500	8.19790
90	25-Dec-11	84,159.74	24,594.77	108,754.51	3,410,228.70	60,642.20	36,047.43	33,228,728.75	0	20.82500	8.44600
91	25-Jan-12	81,907.34	23,931.50	105,838.84	3,328,321.36	61,154.40	37,222.90	33,861,830.44	0	20.82500	8.14940
92	25-Feb-12	79,722.25	23,287.90	103,010.16	3,248,599.10	59,685.59	36,397.68	34,505,460.10	0	20.82500	8.12540
93	25-Mar-12	77,602.29	22,663.35	100,265.64	3,170,996.81	54,497.51	31,834.16	35,116,147.32	0	20.82500	8.66030
94	25-Apr-12	75,545.36	22,057.22	97,602.58	3,095,451.45	56,864.34	34,807.12	35,780,679.62	0	20.82500	8.07790
95	25-May-12	73,549.42	21,468.94	95,018.35	3,021,902.04	53,718.98	32,250.04	36,433,873.54	0	20.82500	8.32280
96	25-Jun-12	71,612.50	20,897.93	92,510.43	2,950,289.53	54,190.68	33,292.75	37,120,521.79	0	20.82500	8.03090
97	25-Jul-12	69,732.72	20,343.64	90,076.36	2,880,556.81	51,199.82	30,856.18	37,795,573.69	0	20.82500	8.27460
98	25-Aug-12	67,908.24	19,805.54	87,713.78	2,812,648.57	51,655.99	31,850.45	38,505,198.52	0	20.82500	7.98460
99	25-Sep-12	66,137.28	19,283.11	85,420.39	2,746,511.29	50,438.21	31,155.10	39,226,853.44	0	20.82500	7.96160
100	25-Oct-12	64,418.14	18,775.86	83,194.00	2,682,093.14	47,663.41	28,887.56	39,936,490.35	0	20.82500	8.20350
101	25-Nov-12	62,749.16	18,283.31	81,032.47	2,619,343.98	48,097.01	29,813.70	40,682,470.71	0	20.82500	7.91630
102	25-Dec-12	61,128.74	17,804.99	78,933.73	2,558,215.24	45,456.53	27,651.54	41,416,132.63	0	20.82500	8.15700
103	25-Jan-13	59,555.34	17,340.45	76,895.79	2,498,659.89	45,875.55	28,535.10	42,187,368.28	0	20.82500	7.87160
104	25-Feb-13	58,027.47	16,889.27	74,916.73	2,440,632.43	44,807.57	27,918.30	42,971,817.42	0	20.82500	7.84950
105	25-Mar-13	56,543.67	16,451.01	72,994.68	2,384,088.76	39,531.47	23,080.46	43,690,921.95	0	20.82500	8.66630
106	25-Apr-13	55,102.56	16,025.28	71,127.84	2,328,986.20	42,753.00	26,727.72	44,501,143.20	0	20.82500	7.80590
107	25-May-13	53,702.79	15,611.68	69,314.47	2,275,283.41	40,417.61	24,805.93	45,298,229.39	0	20.82500	8.04390
108	25-Jun-13	52,343.05	15,209.84	67,552.89	2,222,940.36	40,801.84	25,592.00	46,136,138.18	0	20.82500	7.76300
109	25-Jul-13	51,022.09	14,819.38	65,841.47	2,171,918.28	38,577.28	23,757.89	46,960,550.30	0	20.82500	7.99990
110	25-Aug-13	49,738.69	14,439.96	64,178.65	2,122,179.59	38,948.23	24,508.27	47,827,185.16	0	20.82500	7.72080
111	25-Sep-13	48,491.66	14,071.23	62,562.89	2,073,687.93	38,056.28	23,985.05	48,708,837.85	0	20.82500	7.70000
112	25-Oct-13	47,279.89	13,712.86	60,992.74	2,026,408.04	35,987.13	22,274.27	49,576,413.41	0	20.82500	7.93530
113	25-Nov-13	46,102.25	13,364.53	59,466.78	1,980,305.79	36,338.84	22,974.32	50,488,423.64	0	20.82500	7.65890
114	25-Dec-13	44,957.70	13,025.92	57,983.62	1,935,348.09	34,366.56	21,340.63	51,385,948.79	0	20.82500	7.89330
115	25-Jan-14	43,845.19	12,696.75	56,541.95	1,891,502.90	34,705.90	22,009.15	52,329,443.60	0	20.82500	7.61860
116	25-Feb-14	42,763.75	12,376.72	55,140.47	1,848,739.15	33,919.64	21,542.92	53,289,391.53	0	20.82500	7.59870
117	25-Mar-14	41,712.40	12,065.55	53,777.96	1,807,026.74	29,944.44	17,878.89	54,170,410.54	0	20.82500	8.39100
118	25-Apr-14	40,648.98	11,762.97	52,411.96	1,766,377.76	32,404.76	20,641.78	55,162,470.73	0	20.82500	7.55950
119	25-May-14	39,656.10	11,468.97	51,125.07	1,726,721.66	30,654.01	19,185.04	56,138,954.48	0	20.82500	7.79150
120	25-Jun-14	38,690.60	11,183.04	49,873.64	1,688,031.06	30,964.68	19,781.64	57,165,455.72	0	20.82500	7.52100
121	25-Jul-14	37,751.64	10,904.93	48,656.57	1,650,279.42	29,294.37	18,389.44	58,175,904.01	0	20.82500	7.75220
122	25-Aug-14	36,838.40	10,634.40	47,472.81	1,613,441.02	29,593.86	18,959.46	59,238,110.95	0	20.82500	7.48340
123	25-Sep-14	35,950.11	10,371.24	46,321.35	1,577,490.90	28,933.26	18,562.02	60,318,968.62	0	20.82500	7.46480
124	25-Oct-14	35,086.00	10,115.21	45,201.21	1,542,404.90	27,376.04	17,260.83	61,383,014.89	0	20.82500	7.69470
125	25-Nov-14	34,245.34	9,866.10	44,111.44	1,508,159.56	27,659.39	17,793.29	62,501,567.62	0	20.82500	7.42830
126	25-Dec-14	33,427.42	9,623.70	43,051.11	1,474,732.14	26,172.85	16,549.15	63,602,779.40	0	20.82500	7.65730
127	25-Jan-15	32,631.54	9,387.81	42,019.35	1,442,100.60	26,445.84	17,058.03	64,760,403.10	0	20.82500	7.39250
128	25-Feb-15	31,857.04	9,158.24	41,015.29	1,410,243.56	25,860.67	16,702.43	65,938,430.45	0	20.82500	7.37490
129	25-Mar-15	31,103.29	8,934.80	40,038.09	1,379,140.27	22,842.03	13,907.22	67,020,357.08	0	20.82500	8.14580
130	25-Apr-15	30,369.65	8,717.31	39,086.96	1,348,770.63	24,731.62	16,014.31	68,238,223.26	0	20.82500	7.34030

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Shortf	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	**Effective Coupon**
Total		20,827,000.00	10,338,871.87	31,165,871.87		23,532,632.40	14,563,732.30		1,369,971.77		
131	25-May-15	29,655.52	8,505.59	38,161.11	1,319,115.10	23,406.79	14,901.20	69,437,341.96	0	20.82500	7.56740
132	25-Jun-15	28,960.33	8,299.47	37,259.80	1,290,154.78	23,655.21	15,355.74	70,697,892.48	0	20.82500	7.30650
133	25-Jul-15	28,283.50	8,098.79	36,382.29	1,261,871.28	22,389.56	14,290.77	71,939,086.26	0	20.82500	7.53290
134	25-Aug-15	27,624.49	7,903.38	35,527.87	1,234,246.79	22,628.68	14,725.30	73,243,869.22	0	20.82500	7.27340
135	25-Sep-15	26,982.78	7,713.09	34,695.87	1,207,264.01	22,133.30	14,420.21	74,571,745.29	0	20.82500	7.25720
136	25-Oct-15	26,357.85	7,527.78	33,885.62	1,180,906.16	20,951.06	13,423.28	75,879,299.07	0	20.82500	7.48250
137	25-Nov-15	25,749.20	7,347.29	33,096.49	1,155,156.96	21,176.76	13,829.48	77,253,844.62	0	20.82500	7.22520
138	25-Dec-15	25,156.36	7,171.48	32,327.85	1,130,000.59	20,046.79	12,875.30	78,607,396.01	0	20.82500	7.44990
139	25-Jan-16	24,578.87	7,000.23	31,579.10	1,105,421.72	20,263.89	13,263.66	80,030,297.72	0	20.82500	7.19410
140	25-Feb-16	24,016.28	6,833.40	30,849.67	1,081,405.45	19,823.13	12,989.73	81,478,441.88	0	20.82500	7.17880
141	25-Mar-16	23,468.14	6,670.86	30,139.00	1,057,937.31	18,141.33	11,470.47	82,856,769.80	0	20.82500	7.65770
142	25-Apr-16	22,934.05	6,512.48	29,446.53	1,035,003.26	18,971.61	12,459.13	84,355,069.46	0	20.82500	7.14870
143	25-May-16	22,413.59	6,358.16	28,771.74	1,012,589.67	17,961.62	11,603.46	85,830,584.86	0	20.82500	7.37180
144	25-Jun-16	21,906.37	6,207.76	28,114.13	990,683.31	18,158.40	11,950.64	87,381,704.38	0	20.82500	7.11940
145	25-Jul-16	21,412.01	6,061.19	27,473.20	969,271.30	17,192.48	11,131.29	88,909,272.34	0	20.82500	7.34180
146	25-Aug-16	20,930.13	5,918.33	26,848.46	948,341.17	17,381.59	11,463.26	90,515,113.47	0	20.82500	7.09080
147	25-Sep-16	20,460.39	5,779.08	26,239.47	927,880.78	17,006.26	11,227.18	92,149,515.50	0	20.82500	7.07680
148	25-Oct-16	20,002.43	5,643.33	25,645.77	907,878.34	16,102.60	10,459.27	93,759,152.81	0	20.82500	7.29830
149	25-Nov-16	19,555.93	5,510.99	25,066.92	888,322.41	16,280.65	10,769.67	95,451,271.51	0	20.82500	7.04920
150	25-Dec-16	19,120.54	5,381.96	24,502.50	869,201.87	15,416.10	10,034.14	97,117,782.92	0	20.82500	7.27030
151	25-Jan-17	18,695.97	5,256.15	23,952.11	850,505.90	15,587.08	10,330.94	98,869,691.99	0	20.82500	7.02240
152	25-Feb-17	18,281.90	5,133.46	23,415.36	832,224.01	15,251.82	10,118.35	100,652,804.82	0	20.82500	7.00930
153	25-Mar-17	17,878.03	5,013.82	22,891.85	814,345.97	13,479.72	8,465.90	102,291,566.57	0	20.82500	7.74590
154	25-Apr-17	17,484.09	4,897.13	22,381.23	796,861.88	14,603.37	9,706.24	104,135,630.53	0	20.82500	6.98350
155	25-May-17	17,099.80	4,783.32	21,883.12	779,762.09	13,828.87	9,045.55	105,951,863.17	0	20.82500	7.20320
156	25-Jun-17	16,724.88	4,672.31	21,397.19	763,037.21	13,983.19	9,310.88	107,861,170.55	0	20.82500	6.95840
157	25-Jul-17	16,359.07	4,564.01	20,923.09	746,678.14	13,241.87	8,677.86	109,741,689.14	0	20.82500	7.17770
158	25-Aug-17	16,002.13	4,458.36	20,460.49	730,676.01	13,389.91	8,931.55	111,718,578.77	0	20.825	6.934
159	25-Sep-17	15,653.81	4,355.28	20,009.09	715,022.20	13,102.95	8,747.66	113,730,735.37	0	20.825	6.922
160	25-Oct-17	15,313.87	4,254.71	19,568.58	699,708.33	12,408.61	8,153.91	115,712,591.41	0	20.825	7.1405
161	25-Nov-17	14,982.08	4,156.57	19,138.64	684,726.25	12,547.62	8,391.05	117,796,014.57	0	20.825	6.8986
162	25-Dec-17	14,658.22	4,060.79	18,719.01	670,068.04	11,882.85	7,822.06	119,848,088.30	0	20.825	7.1166
163	25-Jan-18	14,342.07	3,967.33	18,309.40	655,725.97	12,016.09	8,048.76	122,005,329.55	0	20.825	6.8757
164	25-Feb-18	78,820.76	3,876.10	82,696.87	576,905.21	11,758.90	7,882.79	124,201,089.87	0	20.825	6.8646
165	25-Mar-18	80,913.66	3,404.71	84,318.36	495,991.55	9,344.26	5,939.56	126,218,742.07	0	20.825	7.5879
166	25-Apr-18	79,179.91	2,922.54	82,102.45	416,811.64	8,894.44	5,971.90	128,488,149.09	0	20.825	6.8427
167	25-May-18	77,486.89	2,452.14	79,939.03	339,324.75	7,233.42	4,781.28	130,722,735.12	0	20.825	7.0597
168	25-Jun-18	75,833.52	1,993.19	77,826.71	263,491.23	6,084.99	4,091.80	133,071,030.52	0	20.825	6.8214
169	25-Jul-18	74,218.73	1,545.38	75,764.12	189,272.50	4,572.67	3,027.29	135,383,394.65	0	20.825	7.038
170	25-Aug-18	72,641.50	1,108.42	73,749.92	116,631.00	3,394.16	2,285.74	137,813,461.92	0	20.825	6.8007
171	25-Sep-18	71,100.84	682	71,782.83	45,530.16	2,091.50	1,409.51	140,286,230.47	0	20.825	6.7906
172	25-Oct-18	45,530.16	265.84	45,796.01	0	790.14	524.29	142,721,305.39	0	20.825	7.0067

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CashflowsM3 Prudential

Prepay Speed to maturity
FRM 75% PPC
ARM 35% CPR
LIBOR = 20%

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		12,817,000.00	6,227,885.01	19,044,885.01		14,246,593.15	8,861,793.00		843,084.85		
0	30-Jun-04	0	0	0	12,817,000.00	0	0	0	0	0.00000	0.00000
1	25-Jul-04	0	15,576.22	15,576.22	12,817,000.00	15,576.22	0	0	0	1.75000	1.75000
2	25-Aug-04	0	103,178.92	103,178.92	12,817,000.00	227,911.18	161,238.90	124,732.26	36,506.64	20.65000	9.34860
3	25-Sep-04	0	103,196.92	103,196.92	12,817,000.00	227,911.18	161,227.21	251,664.50	36,512.95	20.65000	9.35020
4	25-Oct-04	0	99,821.27	99,821.27	12,817,000.00	220,559.21	153,863.85	376,733.17	33,125.91	20.65000	9.34580
5	25-Nov-04	0	103,234.73	103,234.73	12,817,000.00	227,911.18	161,204.78	508,108.67	36,528.32	20.65000	9.35360
6	25-Dec-04	0	99,858.92	99,858.92	12,817,000.00	220,559.21	153,842.11	637,552.65	33,141.82	20.65000	9.34940
7	25-Jan-05	0	103,274.82	103,274.82	12,817,000.00	227,911.18	161,183.77	773,525.94	36,547.41	20.65000	9.35730
8	25-Feb-05	0	103,295.68	103,295.68	12,817,000.00	227,911.18	161,173.87	911,896.24	36,558.37	20.65000	9.35920
9	25-Mar-05	0	93,122.86	93,122.86	12,817,000.00	205,855.26	139,108.48	1,039,274.71	26,376.08	20.65000	9.34150
10	25-Apr-05	0	103,338.35	103,338.35	12,817,000.00	227,911.18	161,155.39	1,182,327.87	36,582.55	20.65000	9.36300
11	25-May-05	0	99,951.17	99,951.17	12,817,000.00	220,559.21	153,794.72	1,323,281.80	33,186.68	20.65000	9.35800
12	25-Jun-05	0	103,361.82	103,361.82	12,817,000.00	227,911.18	161,137.93	1,471,361.69	36,588.57	20.65000	9.36510
13	25-Jul-05	0	99,970.76	99,970.76	12,817,000.00	220,559.21	153,777.12	1,617,269.82	33,188.67	20.65000	9.35980
14	25-Aug-05	0	103,377.19	103,377.19	12,817,000.00	227,911.18	161,120.18	1,770,562.01	36,586.19	20.65000	9.36650
15	25-Sep-05	0	103,384.11	103,384.11	12,817,000.00	227,911.18	161,111.21	1,926,573.12	36,584.14	20.65000	9.36720
16	25-Oct-05	0	99,992.13	99,992.13	12,817,000.00	220,559.21	153,750.20	2,080,293.31	33,183.12	20.65000	9.36180
17	25-Nov-05	0	103,396.41	103,396.41	12,817,000.00	227,911.18	161,093.07	2,241,799.74	36,578.30	20.65000	9.36830
18	25-Dec-05	0	100,003.72	100,003.72	12,817,000.00	220,559.21	153,731.94	2,400,932.87	33,176.45	20.65000	9.36290
19	25-Jan-06	0	103,406.47	103,406.47	12,817,000.00	227,911.18	161,074.69	2,568,130.83	36,569.98	20.65000	9.36920
20	25-Feb-06	0	103,410.63	103,410.63	12,817,000.00	227,911.18	161,065.41	2,738,297.74	36,564.86	20.65000	9.36960
21	25-Mar-06	0	93,221.93	93,221.93	12,817,000.00	205,855.26	139,000.15	2,894,911.18	26,366.82	20.65000	9.35140
22	25-Apr-06	0	103,173.62	103,173.62	12,817,000.00	227,911.18	159,286.34	3,071,125.89	34,548.78	20.65000	9.34810
23	25-May-06	0	97,174.47	97,174.47	12,817,000.00	220,559.21	137,184.46	3,247,359.58	13,799.72	20.65000	9.09800
24	25-Jun-06	0	100,531.43	100,531.43	12,817,000.00	227,911.18	144,634.47	3,432,483.70	17,254.72	20.65000	9.10870
25	25-Jul-06	0	96,580.92	96,580.92	12,817,000.00	220,559.21	135,067.11	3,615,529.32	11,088.82	20.65000	9.04250
26	25-Aug-06	0	99,927.79	99,927.79	12,817,000.00	227,911.18	142,534.40	3,807,803.85	14,551.01	20.65000	9.05400
27	25-Sep-06	0	99,878.68	99,878.68	12,817,000.00	227,911.18	142,650.40	4,003,546.51	14,617.90	20.65000	9.04960
28	25-Oct-06	0	96,343.81	96,343.81	12,817,000.00	220,559.21	134,851.11	4,196,656.27	10,635.72	20.65000	9.02030
29	25-Nov-06	0	98,744.06	98,744.06	12,817,000.00	227,911.18	137,586.54	4,400,448.09	8,419.42	20.65000	8.94680
30	25-Dec-06	0	95,284.49	95,284.49	12,817,000.00	220,559.21	130,388.89	4,601,447.19	5,114.17	20.65000	8.92110
31	25-Jan-07	0	98,431.39	98,431.39	12,817,000.00	227,911.18	137,156.17	4,812,749.66	7,676.38	20.65000	8.91840
32	25-Feb-07	0	98,364.02	98,364.02	12,817,000.00	227,911.18	137,317.31	5,027,876.87	7,770.15	20.65000	8.91230
33	25-Mar-07	0	90,431.96	90,431.96	12,817,000.00	205,855.26	115,423.31	5,224,053.46	0	20.65000	9.07150
34	25-Apr-07	0	98,102.60	98,102.60	12,817,000.00	227,911.18	136,962.80	5,446,755.87	7,154.22	20.65000	8.88860
35	25-May-07	0	97,015.88	97,015.88	12,817,000.00	220,559.21	123,543.33	5,664,028.80	0	20.65000	9.08320
36	25-Jun-07	0	96,824.61	96,824.61	12,817,000.00	227,911.18	131,086.57	5,895,832.81	0	20.65000	8.77280

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		12,817,000.00	6,227,885.01	19,044,885.01		14,246,593.15	8,861,793.00		843,084.85		
37	25-Jul-07	0	97,625.47	97,625.47	12,817,000.00	220,559.21	122,933.74	6,120,224.01	0	20.65000	9.14020
38	25-Aug-07	0	97,399.42	97,399.42	12,817,000.00	227,911.18	130,511.76	6,359,565.26	0	20.65000	8.82490
39	25-Sep-07	0	97,172.58	97,172.58	12,817,000.00	227,911.18	130,738.60	6,603,389.29	0	20.65000	8.80440
40	25-Oct-07	0	97,505.29	97,505.29	12,817,000.00	220,559.21	123,053.92	6,840,076.53	0	20.65000	9.12900
41	25-Nov-07	0	102,135.56	102,135.56	12,817,000.00	227,911.18	125,775.62	7,087,482.01	0	20.65000	9.25400
42	25-Dec-07	0	101,871.92	101,871.92	12,817,000.00	220,559.21	118,687.29	7,328,133.06	0	20.65000	9.53780
43	25-Jan-08	70,628.95	102,372.75	173,001.70	12,746,371.05	227,911.18	125,538.43	7,583,979.95	0	20.65000	9.27550
44	25-Feb-08	3,571,484.23	101,530.84	3,673,015.07	9,174,886.82	226,655.26	125,124.42	7,843,962.28	0	20.65000	9.25020
45	25-Mar-08	2,398,747.37	72,881.88	2,471,629.24	6,776,139.46	152,621.69	79,739.82	8,054,184.23	0	20.65000	9.86110
46	25-Apr-08	186,007.47	53,700.95	239,708.42	6,590,131.99	120,492.94	66,791.98	8,264,195.27	0	20.65000	9.20320
47	25-May-08	180,336.00	52,350.10	232,686.10	6,409,795.99	113,405.19	61,055.09	8,467,463.38	0	20.65000	9.53250
48	25-Jun-08	174,882.29	50,778.07	225,660.36	6,234,913.71	113,978.64	63,200.57	8,681,231.91	0	20.65000	9.19970
49	25-Jul-08	169,601.21	49,298.60	218,899.81	6,065,312.50	107,292.47	57,993.87	8,888,615.32	0	20.65000	9.48820
50	25-Aug-08	164,497.18	47,821.20	212,318.38	5,900,815.31	107,853.05	60,031.85	9,106,704.03	0	20.65000	9.15600
51	25-Sep-08	159,558.73	46,391.38	205,950.11	5,741,256.58	104,927.97	58,536.59	9,327,175.52	0	20.65000	9.12990
52	25-Oct-08	154,778.37	45,025.38	199,803.74	5,586,478.22	98,797.46	53,772.08	9,541,452.75	0	20.65000	9.41090
53	25-Nov-08	150,131.79	43,898.78	194,030.57	5,436,346.43	99,338.45	55,439.66	9,766,558.00	0	20.65000	9.12550
54	25-Dec-08	145,658.40	42,597.35	188,255.75	5,290,688.02	93,550.46	50,953.11	9,985,577.30	0	20.65000	9.40280
55	25-Jan-09	141,325.81	41,371.16	182,696.97	5,149,362.21	94,078.72	52,707.56	10,215,847.83	0	20.65000	9.08080
56	25-Feb-09	137,136.53	40,147.47	177,284.01	5,012,225.68	91,565.67	51,418.20	10,448,923.67	0	20.65000	9.05410
57	25-Mar-09	133,081.86	38,962.84	172,044.70	4,879,143.82	80,501.91	41,539.08	10,658,284.07	0	20.65000	9.99460
58	25-Apr-09	129,157.25	37,815.96	166,973.20	4,749,986.57	86,760.66	48,944.71	10,896,753.80	0	20.65000	9.00060
59	25-May-09	125,358.32	36,705.56	162,063.87	4,624,628.25	81,739.35	45,033.80	11,129,302.57	0	20.65000	9.27300
60	25-Jun-09	121,680.84	35,630.42	157,311.26	4,502,947.41	82,234.88	46,604.47	11,373,807.67	0	20.65000	8.94720
61	25-Jul-09	118,120.73	34,589.36	152,710.09	4,384,826.68	77,488.22	42,898.86	11,612,430.81	0	20.65000	9.21780
62	25-Aug-09	114,674.04	33,581.24	148,255.29	4,270,152.63	77,970.74	44,389.50	11,863,311.91	0	20.65000	8.89380
63	25-Sep-09	111,336.98	32,604.97	143,941.95	4,158,815.66	75,931.62	43,326.65	12,117,591.30	0	20.65000	8.86710
64	25-Oct-09	108,105.85	31,659.48	139,765.33	4,050,709.81	71,566.29	39,906.81	12,366,021.66	0	20.65000	9.13510
65	25-Nov-09	104,977.12	30,743.74	135,720.85	3,945,732.69	72,029.50	41,285.76	12,627,199.33	0	20.65000	8.81390
66	25-Dec-09	101,947.35	29,856.76	131,804.11	3,843,785.34	67,899.48	38,042.72	12,882,535.11	0	20.65000	9.08020
67	25-Jan-10	99,013.24	28,997.59	128,010.83	3,744,772.09	68,349.98	39,352.39	13,150,964.02	0	20.65000	8.76080
68	25-Feb-10	96,171.60	28,165.30	124,336.90	3,648,600.50	66,589.33	38,424.03	13,423,237.76	0	20.65000	8.73430
69	25-Mar-10	93,419.33	27,359.01	120,778.33	3,555,181.17	58,600.58	31,241.57	13,670,071.45	0	20.65000	9.64090
70	25-Apr-10	90,753.46	26,577.84	117,331.30	3,464,427.71	63,218.03	36,640.20	13,949,792.10	0	20.65000	8.68160
71	25-May-10	88,171.11	25,820.97	113,992.08	3,376,256.60	59,617.03	33,796.06	14,223,640.83	0	20.65000	8.94380
72	25-Jun-10	85,669.51	25,087.59	110,757.11	3,290,587.08	60,036.41	34,948.81	14,511,513.63	0	20.65000	8.62910
73	25-Jul-10	83,245.97	24,376.94	107,622.91	3,207,341.11	56,625.52	32,248.58	14,793,481.18	0	20.65000	8.88970
74	25-Aug-10	80,897.91	23,688.25	104,586.16	3,126,443.20	57,032.76	33,344.51	15,089,882.55	0	20.65000	8.57690
75	25-Sep-10	78,622.82	23,020.80	101,643.62	3,047,820.38	55,594.24	32,573.43	15,390,783.44	0	20.65000	8.55090
76	25-Oct-10	76,418.28	22,373.91	98,792.19	2,971,402.10	52,447.91	30,074.00	15,685,707.17	0	20.65000	8.80910
77	25-Nov-10	74,281.96	21,746.88	96,028.84	2,897,120.14	52,837.31	31,090.43	15,995,719.97	0	20.65000	8.49920
78	25-Dec-10	72,211.62	21,139.07	93,350.69	2,824,908.53	49,854.61	28,715.54	16,299,695.19	0	20.65000	8.75590
79	25-Jan-11	70,205.06	20,549.86	90,754.92	2,754,703.46	50,232.37	29,682.51	16,619,217.98	0	20.65000	8.44780
80	25-Feb-11	68,260.21	19,978.62	88,238.82	2,686,443.26	48,983.98	29,005.37	16,943,745.35	0	20.65000	8.42230
81	25-Mar-11	66,375.01	19,424.77	85,799.78	2,620,068.25	43,147.26	23,722.49	17,239,603.22	0	20.65000	9.29660
82	25-Apr-11	64,547.51	18,887.75	83,435.27	2,555,520.74	46,589.91	27,702.16	17,573,859.04	0	20.65000	8.37160
83	25-May-11	62,775.83	18,367.01	81,142.83	2,492,744.91	44,668.37	26,301.36	17,907,336.82	0	20.97500	8.62460

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shor	Couponcap Shortfall	Coupon	Effective Coupon
Total		12,817,000.00	6,227,885.01	19,044,885.01		14,246,593.15	8,861,793.00		843,084.85		
84	25-Jun-11	61,058.12	17,862.01	78,920.13	2,431,686.79	45,023.47	27,161.46	18,257,937.11	0	20.97500	8.32130
85	25-Jul-11	59,392.62	17,372.25	76,764.88	2,372,294.17	42,503.86	25,131.61	18,602,202.24	0	20.97500	8.57290
86	25-Aug-11	57,777.63	16,897.23	74,674.87	2,314,516.53	42,847.92	25,950.68	18,964,142.29	0	20.97500	8.27160
87	25-Sep-11	56,211.50	16,436.47	72,647.98	2,258,305.03	41,804.35	25,367.87	19,332,036.81	0	20.97500	8.24690
88	25-Oct-11	54,692.64	15,989.52	70,682.16	2,203,612.39	39,473.29	23,483.77	19,693,428.48	0	20.97500	8.49640
89	25-Nov-11	53,219.50	15,555.92	68,775.42	2,150,392.89	39,801.22	24,245.30	20,073,372.65	0	20.97500	8.19790
90	25-Dec-11	51,790.61	15,135.24	66,925.85	2,098,602.28	37,587.08	22,451.83	20,446,690.31	0	20.97500	8.44600
91	25-Jan-12	50,404.52	14,727.08	65,131.60	2,048,197.76	37,904.55	23,177.47	20,839,171.93	0	20.97500	8.14940
92	25-Feb-12	49,059.85	14,331.02	63,390.87	1,999,137.91	36,994.15	22,663.13	21,238,228.13	0	20.97500	8.12540
93	25-Mar-12	47,755.26	13,946.67	61,701.93	1,951,382.65	33,778.49	19,831.81	21,616,912.26	0	20.97500	8.66030
94	25-Apr-12	46,489.45	13,573.67	60,063.13	1,904,893.20	35,245.49	21,671.82	22,029,024.54	0	20.97500	8.07790
95	25-May-12	45,261.18	13,211.65	58,472.83	1,859,632.02	33,295.95	20,084.29	22,434,157.82	0	20.97500	8.32280
96	25-Jun-12	44,069.23	12,860.26	56,929.50	1,815,562.79	33,588.31	20,728.05	22,860,087.27	0	20.97500	8.03090
97	25-Jul-12	42,912.44	12,519.16	55,431.61	1,772,650.34	31,734.52	19,215.36	23,278,877.91	0	20.97500	8.27460
98	25-Aug-12	41,789.69	12,188.02	53,977.71	1,730,860.66	32,017.27	19,829.24	23,719,165.72	0	20.97500	7.98460
99	25-Sep-12	40,699.87	11,866.53	52,566.40	1,690,160.79	31,262.47	19,395.94	24,166,972.62	0	20.97500	7.96160
100	25-Oct-12	39,641.93	11,554.38	51,196.31	1,650,518.86	29,542.60	17,988.23	24,607,379.39	0	20.97500	8.20350
101	25-Nov-12	38,614.87	11,251.27	49,866.14	1,611,903.99	29,811.35	18,560.08	25,070,393.17	0	20.97500	7.91630
102	25-Dec-12	37,617.69	10,956.92	48,574.60	1,574,286.30	28,174.74	17,217.82	25,525,820.58	0	20.97500	8.15700
103	25-Jan-13	36,649.44	10,671.05	47,320.49	1,537,636.86	28,434.45	17,763.41	26,004,626.39	0	20.97500	7.87160
104	25-Feb-13	35,709.21	10,393.39	46,102.60	1,501,927.65	27,772.50	17,379.10	26,491,696.00	0	20.97500	7.84950
105	25-Mar-13	34,796.10	10,123.70	44,919.80	1,467,131.54	24,502.28	14,378.58	26,938,257.17	0	20.97500	8.66630
106	25-Apr-13	33,909.27	9,861.71	43,770.98	1,433,222.28	26,499.04	16,637.33	27,441,448.06	0	20.97500	7.80590
107	25-May-13	33,047.87	9,607.19	42,655.06	1,400,174.41	25,051.53	15,444.34	27,936,546.05	0	20.97500	8.04390
108	25-Jun-13	32,211.11	9,359.90	41,571.01	1,367,963.30	25,289.68	15,929.78	28,457,060.29	0	20.97500	7.76300
109	25-Jul-13	31,398.21	9,119.62	40,517.83	1,336,565.09	23,910.86	14,791.24	28,969,257.23	0	20.97500	7.99990
110	25-Aug-13	30,608.42	8,886.13	39,494.55	1,305,956.67	24,140.78	15,254.65	29,507,748.97	0	20.97500	7.72080
111	25-Sep-13	29,841.02	8,659.22	38,500.24	1,276,115.65	23,587.94	14,928.72	30,055,640.91	0	20.97500	7.70000
112	25-Oct-13	29,095.31	8,438.68	37,534.00	1,247,020.33	22,305.44	13,866.76	30,594,855.22	0	20.97500	7.93530
113	25-Nov-13	28,370.62	8,224.32	36,594.94	1,218,649.72	22,523.44	14,299.11	31,161,752.66	0	20.97500	7.65890
114	25-Dec-13	27,666.27	8,015.95	35,682.23	1,190,983.44	21,300.98	13,285.03	31,719,719.16	0	20.97500	7.89330
115	25-Jan-14	26,981.66	7,813.39	34,795.04	1,164,001.78	21,511.31	13,697.92	32,306,332.48	0	20.97500	7.61860
116	25-Feb-14	26,316.15	7,616.44	33,932.60	1,137,685.63	21,023.97	13,407.53	32,903,250.71	0	20.97500	7.59870
117	25-Mar-14	25,669.17	7,424.96	33,094.13	1,112,016.46	18,560.08	11,135.12	33,451,165.81	0	20.97500	8.39100
118	25-Apr-14	25,014.76	7,238.75	32,253.51	1,087,001.70	20,085.03	12,846.27	34,068,200.53	0	20.97500	7.55950
119	25-May-14	24,403.75	7,057.83	31,461.58	1,062,597.95	18,999.88	11,942.05	34,675,626.34	0	20.97500	7.79150
120	25-Jun-14	23,809.60	6,881.87	30,691.47	1,038,788.35	19,192.44	12,310.57	35,314,241.33	0	20.97500	7.52100
121	25-Jul-14	23,231.78	6,710.73	29,942.50	1,015,556.57	18,157.15	11,446.43	35,942,951.27	0	20.97500	7.75220
122	25-Aug-14	22,669.79	6,544.25	29,214.04	992,886.78	18,342.79	11,798.54	36,603,944.40	0	20.97500	7.48340
123	25-Sep-14	22,123.15	6,382.30	28,505.45	970,763.63	17,933.33	11,551.03	37,276,628.76	0	20.97500	7.46480
124	25-Oct-14	21,591.39	6,224.74	27,816.13	949,172.25	16,968.14	10,743.40	37,938,936.56	0	20.97500	7.69470
125	25-Nov-14	21,074.06	6,071.44	27,145.50	928,098.19	17,143.76	11,072.32	38,635,254.58	0	20.97500	7.42830
126	25-Dec-14	20,570.72	5,922.28	26,492.99	907,527.47	16,222.38	10,300.11	39,320,866.74	0	20.97500	7.65730
127	25-Jan-15	20,080.95	5,777.11	25,858.06	887,446.53	16,391.58	10,614.47	40,041,687.06	0	20.97500	7.39250
128	25-Feb-15	19,604.33	5,635.84	25,240.18	867,842.19	16,028.89	10,393.04	40,775,305.27	0	20.97500	7.37490
129	25-Mar-15	19,140.48	5,498.34	24,638.82	848,701.71	14,157.88	8,659.54	41,449,168.61	0	20.97500	8.14580
130	25-Apr-15	18,689.01	5,364.50	24,053.51	830,012.69	15,329.09	9,964.59	42,207,780.02	0	20.97500	7.34030

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	**Effective Coupon**
Total		12,817,000.00	6,227,885.01	19,044,885.01		14,246,593.15	8,861,793.00		843,084.85		
131	25-May-15	18,249.55	5,234.21	23,483.76	811,763.14	14,507.93	9,273.72	42,954,810.56	0	20.97500	7.56740
132	25-Jun-15	17,821.74	5,107.37	22,929.11	793,941.40	14,661.91	9,554.54	43,740,206.53	0	20.97500	7.30650
133	25-Jul-15	17,405.23	4,983.87	22,389.10	776,536.17	13,877.43	8,893.56	44,513,642.46	0	20.97500	7.53290
134	25-Aug-15	16,999.69	4,863.62	21,863.31	759,536.48	14,025.65	9,162.03	45,326,801.24	0	20.97500	7.27340
135	25-Sep-15	16,604.79	4,746.52	21,351.31	742,931.70	13,718.60	8,972.08	46,154,457.19	0	20.97500	7.25720
136	25-Oct-15	16,220.21	4,632.48	20,852.69	726,711.48	12,985.83	8,353.35	46,969,551.99	0	20.97500	7.48250
137	25-Nov-15	15,845.66	4,521.41	20,367.07	710,865.82	13,125.72	8,604.31	47,826,511.22	0	20.97500	7.22520
138	25-Dec-15	15,480.84	4,413.22	19,894.06	695,384.98	12,425.34	8,012.12	48,670,490.90	0	20.97500	7.44990
139	25-Jan-16	15,125.46	4,307.83	19,433.29	680,259.52	12,559.91	8,252.07	49,557,819.92	0	20.97500	7.19410
140	25-Feb-16	14,779.25	4,205.17	18,984.41	665,480.27	12,286.72	8,081.55	50,461,005.18	0	20.97500	7.17880
141	25-Mar-16	14,441.93	4,105.14	18,547.07	651,038.34	11,244.31	7,139.16	51,320,760.12	0	20.97500	7.65770
142	25-Apr-16	14,113.26	4,007.68	18,120.94	636,925.08	11,758.93	7,751.25	52,255,456.95	0	20.97500	7.14870
143	25-May-16	13,792.98	3,912.71	17,705.69	623,132.11	11,132.92	7,220.21	53,176,059.00	0	20.97500	7.37180
144	25-Jun-16	13,480.84	3,820.16	17,301.00	609,651.27	11,254.89	7,434.73	54,143,949.37	0	20.97500	7.11940
145	25-Jul-16	13,176.62	3,729.96	16,906.58	596,474.65	10,656.20	6,926.23	55,097,266.72	0	20.97500	7.34180
146	25-Aug-16	12,880.08	3,642.05	16,522.13	583,594.56	10,773.41	7,131.36	56,099,554.20	0	20.97500	7.09080
147	25-Sep-16	12,591.01	3,556.36	16,147.37	571,003.55	10,540.77	6,984.42	57,119,797.85	0	20.97500	7.07680
148	25-Oct-16	12,309.19	3,472.82	15,782.01	558,694.36	9,980.67	6,507.85	58,124,712.16	0	20.97500	7.29830
149	25-Nov-16	12,034.42	3,391.38	15,425.79	546,659.95	10,091.03	6,699.65	59,181,249.06	0	20.97500	7.04920
150	25-Dec-16	11,766.49	3,311.97	15,078.46	534,893.46	9,555.16	6,243.19	60,221,931.17	0	20.97500	7.27030
151	25-Jan-17	11,505.21	3,234.55	14,739.76	523,388.25	9,661.14	6,426.59	61,316,074.57	0	20.97500	7.02240
152	25-Feb-17	11,250.40	3,159.05	14,409.45	512,137.85	9,453.34	6,294.28	62,429,847.87	0	20.97500	7.00930
153	25-Mar-17	11,001.87	3,085.43	14,087.29	501,135.98	8,354.96	5,269.53	63,453,591.00	0	20.97500	7.74590
154	25-Apr-17	10,759.44	3,013.62	13,773.06	490,376.54	9,051.42	6,037.80	64,605,715.22	0	20.97500	6.98350
155	25-May-17	10,522.95	2,943.58	13,466.54	479,853.59	8,571.37	5,627.79	65,740,597.07	0	20.97500	7.20320
156	25-Jun-17	10,292.23	2,875.27	13,167.50	469,561.36	8,667.02	5,791.75	66,933,782.71	0	20.97500	6.95840
157	25-Jul-17	20,726.86	2,808.62	23,535.49	448,834.50	8,207.54	5,398.92	68,109,128.37	0	20.97500	7.17770
158	25-Aug-17	78,287.35	2,679.96	80,967.31	370,547.15	8,106.76	5,426.80	69,344,729.01	0	20.975	6.934
159	25-Sep-17	76,583.25	2,208.69	78,791.94	293,963.90	6,692.75	4,484.06	70,601,704.08	0	20.975	6.922
160	25-Oct-17	74,920.15	1,749.22	76,669.37	219,043.76	5,138.24	3,389.02	71,839,152.05	0	20.975	7.1405
161	25-Nov-17	73,296.93	1,301.21	74,598.15	145,746.82	3,956.33	2,655.11	73,139,351.96	0	20.975	6.8986
162	25-Dec-17	71,712.51	864.36	72,576.86	74,034.32	2,547.53	1,683.18	74,419,450.06	0	20.975	7.1166
163	25-Jan-18	70,165.82	438.34	70,604.16	3,868.50	1,337.19	898.85	75,764,498.55	0	20.975	6.8757
164	25-Feb-18	3,868.50	22.87	3,891.37	0	69.87	47	77,132,989.20	0	20.975	6.8646

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - CashflowsM4 Prudential

Prepay Speed to maturity
FRM 75% PPC
ARM 35% CPR
LIBOR = 20%

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Shortf	Couponcap Accum Shor	Couponcap Shortfall I	Coupon	Effective Coupon
Total		11,215,000.00	5,374,150.77	16,589,150.77		12,535,488.94	7,899,045.64		737,707.47		
0	30-Jun-04	0	0	0	11,215,000.00	0	0	0	0	0.00000	0.00000
1	25-Jul-04	0	16,744.62	16,744.62	11,215,000.00	16,744.62	0	0	0	2.15000	2.15000
2	25-Aug-04	0	90,282.56	90,282.56	11,215,000.00	203,287.45	144,948.55	113,004.89	31,943.66	21.05000	9.34860
3	25-Sep-04	0	90,298.32	90,298.32	11,215,000.00	203,287.45	144,938.33	228,042.39	31,949.19	21.05000	9.35020
4	25-Oct-04	0	87,344.58	87,344.58	11,215,000.00	196,729.79	138,370.71	341,427.85	28,985.50	21.05000	9.34580
5	25-Nov-04	0	90,331.40	90,331.40	11,215,000.00	203,287.45	144,918.70	460,572.76	31,962.64	21.05000	9.35360
6	25-Dec-04	0	87,377.53	87,377.53	11,215,000.00	196,729.79	138,351.68	578,004.23	28,999.42	21.05000	9.34940
7	25-Jan-05	0	90,366.48	90,366.48	11,215,000.00	203,287.45	144,900.32	701,402.34	31,979.34	21.05000	9.35730
8	25-Feb-05	0	90,384.73	90,384.73	11,215,000.00	203,287.45	144,891.65	827,018.95	31,988.93	21.05000	9.35920
9	25-Mar-05	0	81,483.41	81,483.41	11,215,000.00	183,614.47	125,210.39	942,690.15	23,079.33	21.05000	9.34150
10	25-Apr-05	0	90,422.06	90,422.06	11,215,000.00	203,287.45	144,875.48	1,072,643.11	32,010.09	21.05000	9.36300
11	25-May-05	0	87,458.24	87,458.24	11,215,000.00	196,729.79	138,310.21	1,200,730.60	29,038.67	21.05000	9.35800
12	25-Jun-05	0	90,442.60	90,442.60	11,215,000.00	203,287.45	144,860.20	1,335,340.37	32,015.35	21.05000	9.36510
13	25-Jul-05	0	87,475.39	87,475.39	11,215,000.00	196,729.79	138,294.81	1,468,018.86	29,040.41	21.05000	9.35980
14	25-Aug-05	0	90,456.05	90,456.05	11,215,000.00	203,287.45	144,844.68	1,607,460.14	32,013.27	21.05000	9.36650
15	25-Sep-05	0	90,462.11	90,462.11	11,215,000.00	203,287.45	144,836.82	1,749,422.94	32,011.48	21.05000	9.36720
16	25-Oct-05	0	87,494.09	87,494.09	11,215,000.00	196,729.79	138,271.26	1,889,346.43	29,035.55	21.05000	9.36180
17	25-Nov-05	0	90,472.86	90,472.86	11,215,000.00	203,287.45	144,820.96	2,036,408.05	32,006.37	21.05000	9.36830
18	25-Dec-05	0	87,504.23	87,504.23	11,215,000.00	196,729.79	138,255.28	2,181,355.60	29,029.72	21.05000	9.36290
19	25-Jan-06	0	90,481.67	90,481.67	11,215,000.00	203,287.45	144,804.87	2,333,701.48	31,999.09	21.05000	9.36920
20	25-Feb-06	0	90,485.31	90,485.31	11,215,000.00	203,287.45	144,796.75	2,488,805.20	31,994.61	21.05000	9.36960
21	25-Mar-06	0	81,570.10	81,570.10	11,215,000.00	183,614.47	125,115.59	2,631,596.85	23,071.22	21.05000	9.35140
22	25-Apr-06	0	90,277.92	90,277.92	11,215,000.00	203,287.45	143,240.05	2,792,307.72	30,230.52	21.05000	9.34810
23	25-May-06	0	85,028.61	85,028.61	11,215,000.00	196,729.79	123,776.07	2,952,990.64	12,074.89	21.05000	9.09800
24	25-Jun-06	0	87,965.98	87,965.98	11,215,000.00	203,287.45	130,419.52	3,121,839.16	15,098.05	21.05000	9.10870
25	25-Jul-06	0	84,509.24	84,509.24	11,215,000.00	196,729.79	121,923.37	3,288,821.97	9,702.82	21.05000	9.04250
26	25-Aug-06	0	87,437.79	87,437.79	11,215,000.00	203,287.45	128,581.94	3,464,286.10	12,732.28	21.05000	9.05400
27	25-Sep-06	0	87,394.82	87,394.82	11,215,000.00	203,287.45	128,683.44	3,642,973.73	12,790.81	21.05000	9.04960
28	25-Oct-06	0	84,301.78	84,301.78	11,215,000.00	196,729.79	121,734.37	3,819,305.57	9,306.36	21.05000	9.02030
29	25-Nov-06	0	86,402.02	86,402.02	11,215,000.00	203,287.45	124,252.51	4,005,421.22	7,367.08	21.05000	8.94680
30	25-Dec-06	0	83,374.86	83,374.86	11,215,000.00	196,729.79	117,829.89	4,189,037.92	4,474.95	21.05000	8.92110
31	25-Jan-07	0	86,128.43	86,128.43	11,215,000.00	203,287.45	123,875.93	4,382,129.07	6,716.91	21.05000	8.91840
32	25-Feb-07	0	86,069.47	86,069.47	11,215,000.00	203,287.45	124,016.93	4,578,779.23	6,798.95	21.05000	8.91230
33	25-Mar-07	0	79,128.84	79,128.84	11,215,000.00	183,614.47	104,485.63	4,758,229.65	0	21.05000	9.07150
34	25-Apr-07	0	85,840.73	85,840.73	11,215,000.00	203,287.45	123,706.73	4,961,925.89	6,260.01	21.05000	8.88860
35	25-May-07	0	84,889.84	84,889.84	11,215,000.00	196,729.79	111,839.95	5,160,806.29	0	21.05000	9.08320
36	25-Jun-07	0	84,722.48	84,722.48	11,215,000.00	203,287.45	118,564.97	5,372,918.04	0	21.05000	8.77280

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shoi	Couponcap Shortfall I	Coupon	Effective Coupon
Total		11,215,000.00	5,374,150.77	16,589,150.77		12,535,488.94	7,899,045.64		737,707.47		
37	25-Jul-07	0	85,423.23	85,423.23	11,215,000.00	196,729.79	111,306.56	5,578,474.54	0	21.05000	9.14020
38	25-Aug-07	0	85,225.44	85,225.44	11,215,000.00	203,287.45	118,062.01	5,797,654.15	0	21.05000	8.82490
39	25-Sep-07	0	85,026.96	85,026.96	11,215,000.00	203,287.45	118,260.50	6,021,005.18	0	21.05000	8.80440
40	25-Oct-07	0	85,318.08	85,318.08	11,215,000.00	196,729.79	111,411.71	6,238,035.35	0	21.05000	9.12900
41	25-Nov-07	0	89,369.61	89,369.61	11,215,000.00	203,287.45	113,917.84	6,465,026.24	0	21.05000	9.25400
42	25-Dec-07	1,152,986.95	89,138.92	1,242,125.87	10,062,013.05	196,729.79	107,590.87	6,686,024.45	0	21.05000	9.53780
43	25-Jan-08	3,791,898.44	80,367.95	3,872,266.38	6,270,114.61	182,387.96	102,020.02	6,909,237.95	0	21.05000	9.27550
44	25-Feb-08	173,132.89	49,944.41	223,077.30	6,096,981.72	113,654.54	63,710.12	7,098,187.60	0	21.05000	9.25020
45	25-Mar-08	167,859.70	48,432.15	216,291.85	5,929,122.02	103,386.18	54,954.03	7,273,505.21	0	21.05000	9.86110
46	25-Apr-08	162,756.53	46,988.33	209,744.87	5,766,365.49	107,473.57	60,485.24	7,465,832.83	0	21.05000	9.20320
47	25-May-08	157,794.00	45,806.34	203,600.34	5,608,571.49	101,151.66	55,345.32	7,652,141.31	0	21.05000	9.53250
48	25-Jun-08	153,022.00	44,430.81	197,452.81	5,455,549.49	101,663.15	57,232.34	7,848,079.33	0	21.05000	9.19970
49	25-Jul-08	148,401.06	43,136.27	191,537.33	5,307,148.44	95,699.43	52,563.16	8,038,310.88	0	21.05000	9.48820
50	25-Aug-08	143,935.04	41,843.55	185,778.58	5,163,213.40	96,199.44	54,355.89	8,238,372.32	0	21.05000	9.15600
51	25-Sep-08	139,613.89	40,592.46	180,206.35	5,023,599.51	93,590.41	52,997.95	8,440,702.21	0	21.05000	9.12990
52	25-Oct-08	135,431.07	39,397.20	174,828.27	4,888,168.44	88,122.31	48,725.10	8,637,491.30	0	21.05000	9.41090
53	25-Nov-08	131,365.32	38,411.43	169,776.75	4,756,803.12	88,604.84	50,193.41	8,844,251.24	0	21.05000	9.12550
54	25-Dec-08	127,451.10	37,272.68	164,723.78	4,629,352.02	83,442.25	46,169.58	9,045,563.72	0	21.05000	9.40280
55	25-Jan-09	123,660.08	36,199.77	159,859.85	4,505,691.94	83,913.44	47,713.67	9,257,240.79	0	21.05000	9.08080
56	25-Feb-09	119,994.47	35,129.04	155,123.50	4,385,697.47	81,671.92	46,542.89	9,471,584.02	0	21.05000	9.05410
57	25-Mar-09	116,446.63	34,092.48	150,539.11	4,269,250.84	71,803.61	37,711.13	9,664,366.03	0	21.05000	9.99460
58	25-Apr-09	113,012.59	33,088.96	146,101.55	4,156,238.25	77,386.10	44,297.14	9,883,843.23	0	21.05000	9.00060
59	25-May-09	109,688.53	32,117.36	141,805.89	4,046,549.72	72,907.35	40,789.99	10,098,012.30	0	21.05000	9.27300
60	25-Jun-09	106,470.74	31,176.61	137,647.35	3,940,078.98	73,349.33	42,172.72	10,323,225.52	0	21.05000	8.94720
61	25-Jul-09	103,355.64	30,265.69	133,621.33	3,836,723.34	69,115.55	38,849.86	10,543,161.96	0	21.05000	9.21780
62	25-Aug-09	100,339.79	29,383.59	129,723.38	3,736,383.55	69,545.94	40,162.35	10,774,433.76	0	21.05000	8.89380
63	25-Sep-09	97,419.85	28,529.35	125,949.20	3,638,963.70	67,727.14	39,197.79	11,008,933.13	0	21.05000	8.86710
64	25-Oct-09	94,592.62	27,702.04	122,294.66	3,544,371.08	63,833.49	36,131.45	11,238,179.61	0	21.05000	9.13510
65	25-Nov-09	91,854.98	26,900.77	118,755.75	3,452,516.10	64,246.65	37,345.88	11,479,233.10	0	21.05000	8.81390
66	25-Dec-09	89,203.93	26,124.67	115,328.60	3,363,312.17	60,562.89	34,438.22	11,715,036.21	0	21.05000	9.08020
67	25-Jan-10	86,636.59	25,372.89	112,009.48	3,276,675.58	60,964.70	35,591.81	11,962,979.32	0	21.05000	8.76080
68	25-Feb-10	84,150.15	24,644.64	108,794.79	3,192,525.44	59,394.30	34,749.66	12,214,574.59	0	21.05000	8.73430
69	25-Mar-10	81,741.91	23,939.13	105,681.04	3,110,783.52	52,268.74	28,329.61	12,442,883.93	0	21.05000	9.64090
70	25-Apr-10	79,409.28	23,255.61	102,664.89	3,031,374.25	56,387.27	33,131.66	12,701,560.15	0	21.05000	8.68160
71	25-May-10	77,149.72	22,593.35	99,743.07	2,954,224.52	53,175.36	30,582.01	12,954,948.69	0	21.05000	8.94380
72	25-Jun-10	74,960.82	21,951.64	96,912.47	2,879,263.70	53,549.42	31,597.78	13,221,372.91	0	21.05000	8.62910
73	25-Jul-10	72,840.23	21,329.82	94,170.05	2,806,423.47	50,507.08	29,177.27	13,482,475.09	0	21.05000	8.88970
74	25-Aug-10	70,785.67	20,727.22	91,512.89	2,735,637.80	50,870.32	30,143.11	13,757,006.78	0	21.05000	8.57690
75	25-Sep-10	68,794.96	20,143.20	88,938.17	2,666,842.84	49,587.23	29,444.03	14,035,815.67	0	21.05000	8.55090
76	25-Oct-10	66,865.99	19,577.17	86,443.16	2,599,976.84	46,780.87	27,203.70	14,309,230.97	0	21.05000	8.80910
77	25-Nov-10	64,996.72	19,028.52	84,025.24	2,534,980.12	47,128.19	28,099.67	14,596,705.32	0	21.05000	8.49920
78	25-Dec-10	63,185.16	18,496.69	81,681.85	2,471,794.96	44,467.78	25,971.09	14,878,726.95	0	21.05000	8.75590
79	25-Jan-11	61,429.43	17,981.12	79,410.56	2,410,365.53	44,804.72	26,823.59	15,175,248.13	0	21.05000	8.44780
80	25-Feb-11	59,727.68	17,481.29	77,208.97	2,350,637.85	43,691.22	26,209.93	15,476,530.51	0	21.05000	8.42230
81	25-Mar-11	58,078.13	16,996.68	75,074.81	2,292,559.72	38,485.17	21,488.49	15,751,404.20	0	21.05000	9.29660
82	25-Apr-11	56,479.07	16,526.78	73,005.86	2,236,080.64	41,555.83	25,029.05	16,061,949.32	0	21.05000	8.37160
83	25-May-11	54,928.85	16,071.13	70,999.98	2,181,151.80	40,202.87	24,131.73	16,374,861.52	0	21.57500	8.62460

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shor	Couponcap Shortfall	Coupon	Effective Coupon
Total		11,215,000.00	5,374,150.77	16,589,150.77		12,535,488.94	7,899,045.64		737,707.47		
84	25-Jun-11	53,425.85	15,629.26	69,055.11	2,127,725.94	40,522.47	24,893.21	16,703,974.64	0	21.57500	8.32130
85	25-Jul-11	51,968.55	15,200.72	67,169.27	2,075,757.40	38,254.74	23,054.02	17,027,352.20	0	21.57500	8.57290
86	25-Aug-11	50,555.43	14,785.08	65,340.51	2,025,201.97	38,564.40	23,779.32	17,367,473.71	0	21.57500	8.27160
87	25-Sep-11	49,185.07	14,381.92	63,566.98	1,976,016.90	37,625.16	23,243.24	17,713,378.08	0	21.57500	8.24690
88	25-Oct-11	47,856.06	13,990.83	61,846.89	1,928,160.84	35,527.14	21,536.31	18,053,386.17	0	21.57500	8.49640
89	25-Nov-11	46,567.07	13,611.43	60,178.49	1,881,593.77	35,822.28	22,210.85	18,411,001.35	0	21.57500	8.19790
90	25-Dec-11	45,316.78	13,243.34	58,560.12	1,836,276.99	33,829.49	20,586.15	18,762,601.97	0	21.57500	8.44600
91	25-Jan-12	44,103.95	12,886.19	56,990.15	1,792,173.04	34,115.22	21,229.03	19,132,411.47	0	21.57500	8.14940
92	25-Feb-12	42,927.37	12,539.64	55,467.01	1,749,245.67	33,295.84	20,756.20	19,508,618.65	0	21.57500	8.12540
93	25-Mar-12	41,785.85	12,203.34	53,989.19	1,707,459.82	30,401.65	18,198.31	19,865,874.04	0	21.57500	8.66030
94	25-Apr-12	40,678.27	11,876.97	52,555.24	1,666,781.55	31,721.99	19,845.03	20,254,796.65	0	21.57500	8.07790
95	25-May-12	39,603.53	11,560.20	51,163.73	1,627,178.02	29,967.34	18,407.15	20,637,368.17	0	21.57500	8.32280
96	25-Jun-12	38,560.58	11,252.73	49,813.31	1,588,617.44	30,230.48	18,977.75	21,039,756.69	0	21.57500	8.03090
97	25-Jul-12	37,548.39	10,954.27	48,502.65	1,551,069.05	28,562.02	17,607.75	21,435,641.73	0	21.57500	8.27460
98	25-Aug-12	36,565.98	10,664.52	47,230.49	1,514,503.08	28,816.49	18,151.97	21,852,035.18	0	21.57500	7.98460
99	25-Sep-12	35,612.38	10,383.21	45,995.60	1,478,890.69	28,137.15	17,753.94	22,275,766.55	0	21.57500	7.96160
100	25-Oct-12	34,686.69	10,110.08	44,796.77	1,444,204.00	26,589.22	16,479.14	22,692,745.41	0	21.57500	8.20350
101	25-Nov-12	33,788.01	9,844.86	43,632.87	1,410,415.99	26,831.10	16,986.25	23,131,328.20	0	21.57500	7.91630
102	25-Dec-12	32,915.48	9,587.30	42,502.78	1,377,500.51	25,358.10	15,770.80	23,562,981.01	0	21.57500	8.15700
103	25-Jan-13	32,068.26	9,337.17	41,405.43	1,345,432.25	25,591.86	16,254.69	24,016,999.89	0	21.57500	7.87160
104	25-Feb-13	31,245.56	9,094.22	40,339.78	1,314,186.69	24,996.08	15,901.86	24,479,100.91	0	21.57500	7.84950
105	25-Mar-13	30,446.59	8,858.24	39,304.83	1,283,740.10	22,052.78	13,194.55	24,903,068.37	0	21.57500	8.66630
106	25-Apr-13	29,670.61	8,629.00	38,299.61	1,254,069.49	23,849.93	15,220.93	25,380,950.26	0	21.57500	7.80590
107	25-May-13	28,916.89	8,406.29	37,323.18	1,225,152.61	22,547.12	14,140.83	25,851,419.43	0	21.57500	8.04390
108	25-Jun-13	28,184.72	8,189.91	36,374.63	1,196,967.89	22,761.46	14,571.55	26,346,270.86	0	21.57500	7.76300
109	25-Jul-13	27,473.43	7,979.67	35,453.10	1,169,494.46	21,520.49	13,540.82	26,833,495.67	0	21.57500	7.99990
110	25-Aug-13	26,782.37	7,775.36	34,557.73	1,142,712.09	21,727.42	13,952.06	27,345,973.08	0	21.57500	7.72080
111	25-Sep-13	26,110.90	7,576.82	33,687.71	1,116,601.19	21,229.84	13,653.03	27,867,672.51	0	21.57500	7.70000
112	25-Oct-13	25,458.40	7,383.85	32,842.25	1,091,142.79	20,075.56	12,691.71	28,381,401.75	0	21.57500	7.93530
113	25-Nov-13	24,824.29	7,196.28	32,020.57	1,066,318.50	20,271.77	13,075.48	28,921,760.32	0	21.57500	7.65890
114	25-Dec-13	24,207.99	7,013.96	31,221.95	1,042,110.51	19,171.52	12,157.56	29,453,907.03	0	21.57500	7.89330
115	25-Jan-14	23,608.95	6,836.71	30,445.66	1,018,501.56	19,360.82	12,524.11	30,013,639.73	0	21.57500	7.61860
116	25-Feb-14	23,026.64	6,664.39	29,691.02	995,474.93	18,922.20	12,257.81	30,583,505.12	0	21.57500	7.59870
117	25-Mar-14	22,460.53	6,496.84	28,957.36	973,014.40	16,704.62	10,207.79	31,106,921.11	0	21.57500	8.39100
118	25-Apr-14	21,887.91	6,333.91	28,221.82	951,126.49	18,077.12	11,743.21	31,696,583.39	0	21.57500	7.55950
119	25-May-14	21,353.29	6,175.60	27,528.89	929,773.20	17,100.46	10,924.86	32,277,386.41	0	21.57500	7.79150
120	25-Jun-14	20,833.40	6,021.64	26,855.04	908,939.80	17,273.77	11,252.13	32,888,303.06	0	21.57500	7.52100
121	25-Jul-14	20,327.81	5,871.88	26,199.69	888,612.00	16,341.98	10,470.10	33,490,077.44	0	21.57500	7.75220
122	25-Aug-14	19,836.06	5,726.22	25,562.28	868,775.93	16,509.05	10,782.84	34,123,054.75	0	21.57500	7.48340
123	25-Sep-14	19,357.75	5,584.51	24,942.27	849,418.18	16,140.53	10,556.02	34,767,564.99	0	21.57500	7.46480
124	25-Oct-14	18,892.46	5,446.65	24,339.11	830,525.72	15,271.83	9,825.18	35,402,482.02	0	21.57500	7.69470
125	25-Nov-14	18,439.80	5,312.51	23,752.31	812,085.92	15,429.90	10,117.39	36,070,323.43	0	21.57500	7.42830
126	25-Dec-14	17,999.38	5,181.99	23,181.37	794,086.54	14,600.63	9,418.64	36,728,256.43	0	21.57500	7.65730
127	25-Jan-15	17,570.83	5,054.98	22,625.80	776,515.71	14,752.91	9,697.94	37,420,309.26	0	21.57500	7.39250
128	25-Feb-15	17,153.79	4,931.36	22,085.15	759,361.92	14,426.48	9,495.11	38,125,016.55	0	21.57500	7.37490
129	25-Mar-15	16,747.92	4,811.05	21,558.97	742,613.99	12,742.51	7,931.47	38,772,706.97	0	21.57500	8.14580
130	25-Apr-15	16,352.89	4,693.94	21,046.82	726,261.11	13,796.63	9,102.70	39,502,147.33	0	21.57500	7.34030

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Intere	Couponcap Short	Couponcap Accum Shor	Couponcap Shortfall	Coupon	Effective Coupon
Total		11,215,000.00	5,374,150.77	16,589,150.77		12,535,488.94	7,899,045.64		737,707.47		
131	25-May-15	15,968.36	4,579.93	20,548.29	710,292.75	13,057.57	8,477.64	40,220,840.65	0	21.57500	7.56740
132	25-Jun-15	15,594.02	4,468.95	20,062.97	694,698.73	13,196.15	8,727.21	40,976,809.63	0	21.57500	7.30650
133	25-Jul-15	15,229.58	4,360.89	19,590.46	679,469.15	12,490.10	8,129.22	41,721,667.74	0	21.57500	7.53290
134	25-Aug-15	14,874.73	4,255.67	19,130.39	664,594.42	12,623.50	8,367.83	42,505,160.42	0	21.57500	7.27340
135	25-Sep-15	14,529.19	4,153.20	18,682.39	650,065.23	12,347.15	8,193.95	43,303,035.31	0	21.57500	7.25720
136	25-Oct-15	14,192.69	4,053.42	18,246.10	635,872.55	11,687.63	7,634.21	44,089,222.01	0	21.57500	7.48250
137	25-Nov-15	13,864.95	3,956.23	17,821.19	622,007.59	11,813.54	7,857.31	44,916,189.71	0	21.57500	7.22520
138	25-Dec-15	13,545.73	3,861.57	17,407.30	608,461.86	11,183.18	7,321.61	45,731,066.98	0	21.57500	7.44990
139	25-Jan-16	13,234.78	3,769.36	17,004.13	595,227.08	11,304.29	7,534.94	46,588,215.27	0	21.57500	7.19410
140	25-Feb-16	12,931.84	3,679.52	16,611.36	582,295.24	11,058.41	7,378.89	47,461,132.02	0	21.57500	7.17880
141	25-Mar-16	12,636.69	3,592.00	16,228.69	569,658.55	10,120.21	6,528.21	48,292,528.12	0	21.57500	7.65770
142	25-Apr-16	12,349.10	3,506.72	15,855.82	557,309.45	10,583.39	7,076.66	49,196,806.17	0	21.57500	7.14870
143	25-May-16	12,068.85	3,423.62	15,492.48	545,240.59	10,019.96	6,596.34	50,087,920.09	0	21.57500	7.37180
144	25-Jun-16	11,795.74	3,342.64	15,138.38	533,444.86	10,129.74	6,787.10	51,025,264.21	0	21.57500	7.11940
145	25-Jul-16	11,529.54	3,263.72	14,793.26	521,915.32	9,590.89	6,327.18	51,948,983.12	0	21.57500	7.34180
146	25-Aug-16	11,270.07	3,186.79	14,456.87	510,645.24	9,696.39	6,509.60	52,920,625.46	0	21.57500	7.09080
147	25-Sep-16	11,017.13	3,111.81	14,128.95	499,628.11	9,487.01	6,375.20	53,910,185.02	0	21.57500	7.07680
148	25-Oct-16	10,770.54	3,038.72	13,809.26	488,857.57	8,982.90	5,944.18	54,885,389.41	0	21.57500	7.29830
149	25-Nov-16	10,530.11	2,967.46	13,497.57	478,327.45	9,082.23	6,114.77	55,911,190.86	0	21.57500	7.04920
150	25-Dec-16	10,295.68	2,897.98	13,193.65	468,031.78	8,599.93	5,701.95	56,922,129.43	0	21.57500	7.27030
151	25-Jan-17	34,628.15	2,830.23	37,458.38	433,403.63	8,695.32	5,865.08	57,985,520.71	0	21.57500	7.02240
152	25-Feb-17	78,190.26	2,615.93	80,806.19	355,213.37	8,051.98	5,436.05	59,068,239.15	0	21.57500	7.00930
153	25-Mar-17	76,462.97	2,140.02	78,602.99	278,750.39	5,960.68	3,820.66	60,063,257.67	0	21.57500	7.74590
154	25-Apr-17	74,778.12	1,676.29	76,454.41	203,972.27	5,178.76	3,502.47	61,182,643.71	0	21.57500	6.98350
155	25-May-17	73,134.51	1,224.38	74,358.90	130,837.76	3,667.25	2,442.87	62,285,099.52	0	21.57500	7.20320
156	25-Jun-17	71,531.01	783.98	72,314.99	59,306.75	2,430.77	1,646.79	63,443,908.30	0	21.57500	6.95840
157	25-Jul-17	59,306.75	354.74	59,661.49	0	1,066.29	711.55	64,585,288.45	0	21.57500	7.17770

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 -Class M2 BE Analysis

Balance	$20,827,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay (FRM)	115 PPC	115 PPC
Prepay (ARM)	100 PPC	100 PPC
Default	21.806 CDR	17.567 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	Flat	FWD
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	7.49	8.08
Principal Writedown	4,521.30 (0.02%)	3,822.47 (0.02%)
Total Collat Loss (Collat Maturity)	150,595,517.49 (23.50%)	129,984,165.27 (20.28%)
Total Collat Liquidation (Collat Maturity)	297,539,812.45 (46.43%)	257,153,747.42 (40.13%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 -Class M4 BE Analysis

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay (FRM)	115 PPC	115 PPC
Prepay (ARM)	100 PPC	100 PPC
Default	17.53 CDR	13.523 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	Flat	FWD
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	9.25	9.99
Principal Writedown	1,999.37 (0.02%)	1,292.36 (0.01%)
Total Collat Loss (Collat Maturity)	129,580,620.44 (20.22%)	107,200,345.08 (16.73%)
Total Collat Liquidation (Collat Maturity)	255,984,525.40 (39.95%)	212,071,579.03 (33.09%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst Mortgage Loan Trust 2004-2

Severity	**40.00%**	1st $ loss	
Class M-1	AA+	58.24%	Cum Def
		23.30%	Cum Loss
Class M-2	AA	50.35%	Cum Def
		20.14%	Cum Loss
Class M-3	AA-	46.37%	Cum Def
		18.55%	Cum Loss
Class M-4	A+	41.94%	Cum Def
		16.78%	Cum Loss
Class M-5	A	38.88%	Cum Def
		15.55%	Cum Loss
Class M-6	A-	35.17%	Cum Def
		14.07%	Cum Loss
Class M-7	BBB+	32.16%	Cum Def
		12.87%	Cum Loss
Class M-8	BBB	20.74%	Cum Def
		8.30%	Cum Loss
Class M-9	BBB-	16.13%	Cum Def
		6.45%	Cum Loss

1) Use BBB Fitch NIM prepay Curves (inclusive of Default Curve)
2) Use BBB Default Curve
3) Keep the backed into Base Case Vol Cpr constant for all runs
4) Increase the Default Curve until first $ of Loss
5) Use Forward Libor Curve
6) Use specified severities
7) Run to Call (Assume Par takeout on Loans at Call)
8) Show Cum Default and Cum Loss on the output
9) Run a DLQ vector which basically takes the $ of Default and assume it was DLQ 9 months earlier for DLQ values on triggers

Equifirst Mortgage Loan Trust 2004-2

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M7 BE Analysis TW

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	25 CPR	25 CPR
Default	9.331 CDR	6.022 CDR
Loss Severity	50%	75%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	12.95	14.08
Principal Writedown	5,487.64 (0.06%)	1,903.33 (0.02%)
Total Collat Loss (Collat Maturity)	79,700,523.55 (12.44%)	83,471,207.22 (13.03%)
Total Collat Liquidation (Collat Maturity)	157,719,531.20 (24.61%)	110,111,131.37 (17.18%)

Equifirst Mortgage Loan Trust 2004-2

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst Mortgage Loan Trust 2004-2

Severity **40.00%**

Class	Rating	1st $ loss	
Class M-1	AA+	63.49%	Cum Def
		25.40%	Cum Loss
Class M-2	AA	56.24%	Cum Def
		22.49%	Cum Loss
Class M-3	AA-	51.75%	Cum Def
		20.70%	Cum Loss
Class M-4	A+	47.57%	Cum Def
		19.03%	Cum Loss
Class M-5	A	43.28%	Cum Def
		17.31%	Cum Loss
Class M-6	A-	38.62%	Cum Def
		15.45%	Cum Loss
Class M-7	BBB+	35.06%	Cum Def
		14.02%	Cum Loss
Class M-8	BBB	31.43%	Cum Def
		12.57%	Cum Loss
Class M-9	BBB-	27.68%	Cum Def
		11.07%	Cum Loss

1) Use BBB Fitch NIM prepay Curves (inclusive of Default Curve)
2) Use BBB Default Curve
3) Keep the backed into Base Case Vol Cpr constant for all runs
4) Increase the Default Curve until first $ of Loss
5) Use Forward Libor Curve
6) Use specified severities
7) Run to Call (Assume Par takeout on Loans at Call)
8) Show Cum Default and Cum Loss on the output
9) Run a DLQ vector which basically takes the $ of Default and assume it was DLQ 9 months earlier for DLQ values on

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst Mortgage Loan Trust 2004-2
Excess Spread Schedule
FRM PPC: 115%
ARM PPC: 100%
Fwrd LIBOR plus 0.00 % over 0 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.10000	1.52900	6.38	3.98363	No	Yes
2	1.22700	1.70800	6.04	4.45445	No	Yes
3	1.41900	1.89500	6.04	4.25622	No	Yes
4	1.61300	2.08000	6.24	4.12605	No	Yes
5	1.80000	2.26100	6.04	3.86161	No	Yes
6	1.98500	2.44100	6.24	3.75223	No	Yes
7	2.16500	2.61800	6.04	3.48162	No	Yes
8	2.34200	2.79200	6.04	3.29656	No	Yes
9	2.51900	2.96300	6.69	3.41385	No	Yes
10	2.69300	3.13000	6.04	2.93565	No	Yes
11	2.86600	3.28900	6.24	2.86448	No	Yes
12	3.03600	3.43900	6.04	2.59128	No	Yes
13	3.19600	3.58000	6.24	2.54297	No	Yes
14	3.35600	3.71500	6.04	2.26919	No	Yes
15	3.50900	3.84300	6.04	2.11496	No	Yes
16	3.63800	3.96200	6.24	2.11023	No	Yes
17	3.75200	4.08300	6.04	1.86704	No	Yes
18	3.87000	4.22800	6.24	1.87988	No	Yes
19	3.99400	4.35400	6.04	1.62226	No	Yes
20	4.10900	4.42800	6.04	1.50750	No	Yes
21	4.21200	4.50400	6.69	1.82715	No	Yes
22	4.35400	4.58100	6.22	1.43422	No	Yes
23	4.60400	4.65300	8.00	2.80796	No	Yes
24	4.61200	4.70000	7.73	2.62993	No	Yes
25	4.43300	4.76100	8.24	3.19208	No	Yes
26	4.55300	4.86800	7.97	2.89083	No	Yes
27	4.66800	4.96800	7.97	2.76625	No	Yes
28	4.77700	5.06000	8.28	2.86206	No	Yes
29	4.87900	5.14400	8.51	3.07541	No	Yes
30	4.97500	5.21800	8.79	3.14561	No	Yes
31	5.06200	5.28200	8.58	2.93234	No	Yes
32	5.14000	5.33700	8.57	2.83845	No	Yes
33	5.20900	5.38400	9.48	3.33047	No	Yes
34	5.26800	5.42600	8.62	2.74506	No	Yes
35	5.31500	5.46400	9.59	3.55570	No	Yes
36	5.35000	5.50000	9.28	3.29532	No	Yes
37	5.38200	5.53700	9.69	3.55830	No	Yes
38	5.41900	5.57300	9.37	3.32457	No	Yes
39	5.45600	5.61000	9.36	3.30997	No	Yes
40	5.49100	5.64700	9.70	3.52896	No	Yes
41	5.52700	5.68500	9.80	3.71688	No	Yes
42	5.56200	5.72400	10.11	3.88016	No	Yes
43	5.59800	5.76500	9.85	3.71019	No	Yes
44	5.63500	5.80600	9.84	3.66011	No	Yes
45	5.67400	5.84700	10.50	4.02762	No	Yes
46	5.71400	5.88700	9.83	3.56704	No	Yes
47	5.75500	5.92400	10.31	3.89548	No	Yes
48	5.80000	5.95700	9.96	3.62066	No	Yes
49	5.84100	5.98500	10.30	3.79755	No	Yes
50	5.87500	6.00800	9.95	3.52973	No	Yes
51	5.90500	6.02600	9.94	3.48252	No	Yes
52	5.93000	6.03900	10.26	3.66862	No	Yes
53	5.95000	6.04600	9.97	3.47510	No	Yes
54	5.96500	6.04800	10.29	3.66412	No	Yes

Equifirst Mortgage Loan Trust 2004-2
Excess Spread Schedule
FRM PPC: 115%
ARM PPC: 100%
Fwrd LIBOR plus 1.50% over 2 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.10000	1.52900	6.38	3.98363	No	Yes
2	2.72700	3.20800	6.04	2.93455	No	Yes
3	2.91900	3.39500	6.04	2.74512	No	Yes
4	3.11300	3.58000	6.24	2.66373	No	Yes
5	3.30000	3.76100	6.04	2.36861	No	Yes
6	3.48500	3.94100	6.24	2.30733	No	Yes
7	3.66500	4.11800	6.04	2.00710	No	Yes
8	3.84200	4.29200	6.04	1.83153	No	Yes
9	4.01900	4.46300	6.69	2.07145	No	Yes
10	4.19300	4.63000	6.04	1.49022	No	Yes
11	4.36600	4.78900	6.24	1.46667	No	Yes
12	4.53600	4.93900	6.04	1.16236	No	Yes
13	4.69600	5.08000	6.24	1.16121	No	Yes
14	4.85600	5.21500	6.04	0.86357	No	Yes
15	5.00900	5.34300	6.04	0.72527	No	Yes
16	5.13800	5.46200	6.24	0.76283	No	Yes
17	5.25200	5.58300	6.04	0.51268	No	Yes
18	5.37000	5.72800	6.24	0.56519	No	Yes
19	5.49400	5.85400	6.04	0.30844	No	Yes
20	5.60900	5.92800	6.04	0.22742	No	Yes
21	5.71200	6.00400	6.69	0.60437	No	Yes
22	5.85400	6.08100	6.22	0.19002	No	Yes
23	6.10400	6.15300	8.00	1.44769	No	Yes
24	6.11200	6.20000	7.73	1.24275	No	Yes
25	5.93300	6.26100	8.24	1.81153	No	Yes
26	6.05300	6.36800	7.97	1.49898	No	Yes
27	6.16800	6.46800	7.97	1.38641	No	Yes
28	6.27700	6.56000	8.28	1.52170	No	Yes
29	6.37900	6.64400	8.51	1.68189	No	Yes
30	6.47500	6.71800	8.79	1.78654	No	Yes
31	6.56200	6.78200	8.58	1.56374	No	Yes
32	6.64000	6.83700	8.57	1.48071	No	Yes
33	6.70900	6.88400	9.48	2.03633	No	Yes
34	6.76800	6.92600	8.62	1.40554	No	Yes
35	6.81500	6.96400	9.59	2.17557	No	Yes
36	6.85000	7.00000	9.28	1.91050	No	Yes
37	6.88200	7.03700	9.69	2.18305	No	Yes
38	6.91900	7.07300	9.37	1.91034	No	Yes
39	6.95600	7.11000	9.36	1.90002	No	Yes
40	6.99100	7.14700	9.72	2.15426	No	Yes
41	7.02700	7.18500	9.93	2.39860	No	Yes
42	7.06200	7.22400	10.25	2.58430	No	Yes
43	7.09800	7.26500	9.99	2.39868	No	Yes
44	7.13500	7.30600	9.97	2.35262	No	Yes
45	7.17400	7.34700	10.65	2.76104	No	Yes
46	7.21400	7.38700	9.95	2.25471	No	Yes
47	7.25500	7.42400	10.33	2.48985	No	Yes
48	7.30000	7.45700	9.98	2.20206	No	Yes
49	7.34100	7.48500	10.31	2.39401	No	Yes
50	7.37500	7.50800	9.96	2.11262	No	Yes
51	7.40500	7.52600	9.94	2.06938	No	Yes
52	7.43000	7.53900	10.26	2.27217	No	Yes
53	7.45000	7.54600	9.97	2.05458	No	Yes
54	7.46500	7.54800	10.29	2.26379	No	Yes

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Fwrd LIBOR plus 0.00 % over 0 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
55	5.97600	6.04400	9.95	3.42550	No	Yes
56	5.98000	6.04000	9.94	3.40354	No	Yes
57	5.97900	6.04200	10.98	4.05085	No	Yes
58	5.97300	6.05100	9.90	3.37437	No	Yes
59	5.96100	6.06700	10.22	3.58916	No	Yes
60	5.94200	6.09100	9.87	3.36894	No	Yes
61	5.95100	6.12500	10.18	3.56217	No	Yes
62	5.99200	6.16200	9.84	3.28171	No	Yes
63	6.03100	6.19700	9.82	3.23025	No	Yes
64	6.06800	6.23000	10.13	3.40763	No	Yes
65	6.10300	6.26100	9.79	3.13913	No	Yes
66	6.13700	6.29100	10.10	3.32174	No	Yes
67	6.16800	6.31800	9.75	3.05592	No	Yes
68	6.19800	6.34200	9.74	3.01722	No	Yes
69	6.22500	6.36400	10.76	3.66535	No	Yes
70	6.25000	6.38400	9.70	2.95234	No	Yes
71	6.27300	6.40200	10.01	3.14664	No	Yes
72	6.29400	6.41600	9.67	2.89892	No	Yes
73	6.31200	6.42800	9.97	3.09344	No	Yes
74	6.32800	6.43800	9.64	2.85731	No	Yes
75	6.34100	6.44400	9.62	2.84178	No	Yes
76	6.35200	6.44800	9.92	3.03967	No	Yes
77	6.35900	6.44800	9.58	2.81899	No	Yes
78	6.36400	6.44500	9.89	3.01999	No	Yes
79	6.36600	6.44000	9.55	2.80762	No	Yes
80	6.36500	6.43300	9.53	2.80659	No	Yes
81	6.36100	6.42700	10.53	3.06765	Yes	Yes
82	6.35400	6.42400	9.50	2.41657	Yes	Yes
83	6.34400	6.42300	9.80	2.64152	Yes	Yes
84	6.33000	6.42600	9.46	2.43775	Yes	Yes
85	6.32600	6.43200	9.76	2.65714	Yes	Yes
86	6.33400	6.43900	9.43	2.43581	Yes	Yes
87	6.34200	6.44700	9.41	2.43020	Yes	Yes
88	6.35000	6.45500	9.70	2.63863	Yes	Yes
89	6.35700	6.46300	9.37	2.42126	Yes	Yes
90	6.36500	6.47100	9.67	2.62954	Yes	Yes
91	6.37300	6.47900	9.34	2.41340	Yes	Yes
92	6.38000	6.48700	9.32	2.41113	Yes	Yes
93	6.38800	6.49500	9.94	2.83970	Yes	Yes
94	6.39600	6.50300	9.28	2.40758	Yes	Yes
95	6.40300	6.51200	9.58	2.61707	Yes	Yes
96	6.41100	6.52100	9.25	2.40764	Yes	Yes
97	6.42000	6.53000	9.54	2.61548	Yes	Yes
98	6.42800	6.53900	9.21	2.40843	Yes	Yes
99	6.43700	6.54900	9.20	2.40935	Yes	Yes
100	6.44600	6.55900	9.48	2.61739	Yes	Yes
101	6.45500	6.56900	9.16	2.41320	Yes	Yes
102	6.46400	6.58000	9.45	2.62148	Yes	Yes
103	6.47400	6.59200	9.12	2.41901	Yes	Yes
104	6.48500	6.60300	9.11	2.42174	Yes	Yes
105	6.49500	6.61600	10.06	3.06691	Yes	Yes
106	6.50700	6.62900	9.07	2.42951	Yes	Yes
107	6.51800	6.64200	9.35	2.63964	Yes	Yes
108	6.53000	6.65600	9.04	2.43966	Yes	Yes
109	6.54300	6.67100	9.32	2.65047	Yes	Yes
110	6.55700	6.68600	9.00	2.44982	Yes	Yes
111	6.57100	6.70300	8.98	2.45583	Yes	Yes
112	6.58500	6.71900	9.26	2.66965	Yes	Yes
113	6.60100	6.73700	8.95	2.46894	Yes	Yes

Fwrd LIBOR plus 1.50% over 2 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
55	7.47600	7.54400	9.95	2.00910	No	Yes
56	7.48000	7.54000	9.94	1.98892	No	Yes
57	7.47900	7.54200	10.98	2.69046	No	Yes
58	7.47300	7.55100	9.90	1.96200	No	Yes
59	7.46100	7.56700	10.22	2.19468	No	Yes
60	7.44200	7.59100	9.87	1.95669	No	Yes
61	7.45100	7.62500	10.18	2.16971	No	Yes
62	7.49200	7.66200	9.84	1.87674	No	Yes
63	7.53100	7.69700	9.82	1.83034	No	Yes
64	7.56800	7.73000	10.13	2.03037	No	Yes
65	7.60300	7.76100	9.79	1.74862	No	Yes
66	7.63700	7.79100	10.10	1.95387	No	Yes
67	7.66800	7.81800	9.76	1.67594	No	Yes
68	7.69800	7.84200	9.74	1.64264	No	Yes
69	7.72500	7.86400	10.76	2.34782	No	Yes
70	7.75000	7.88400	9.70	1.58370	No	Yes
71	7.77300	7.90200	10.01	1.79822	No	Yes
72	7.79400	7.91600	9.67	1.53497	No	Yes
73	7.81200	7.92800	9.97	1.75107	No	Yes
74	7.82800	7.93800	9.64	1.49759	No	Yes
75	7.84100	7.94400	9.62	1.48393	No	Yes
76	7.85200	7.94800	9.92	1.70688	No	Yes
77	7.85900	7.94800	9.58	1.46440	No	Yes
78	7.86400	7.94500	9.89	1.69203	No	Yes
79	7.86600	7.94000	9.55	1.45562	No	Yes
80	7.86500	7.93300	9.53	1.45561	No	Yes
81	7.86100	7.92700	10.53	1.84849	Yes	Yes
82	7.85400	7.92400	9.50	1.15030	Yes	Yes
83	7.84400	7.92300	9.80	1.38638	Yes	Yes
84	7.83000	7.92600	9.46	1.17262	Yes	Yes
85	7.82600	7.93200	9.76	1.40375	Yes	Yes
86	7.83400	7.93900	9.43	1.17473	Yes	Yes
87	7.84200	7.94700	9.41	1.17206	Yes	Yes
88	7.85000	7.95500	9.70	1.39271	Yes	Yes
89	7.85700	7.96300	9.37	1.17014	Yes	Yes
90	7.86500	7.97100	9.67	1.38852	Yes	Yes
91	7.87300	7.97900	9.34	1.16946	Yes	Yes
92	7.88000	7.98700	9.32	1.17064	Yes	Yes
93	7.88800	7.99500	9.94	1.61677	Yes	Yes
94	7.89600	8.00300	9.28	1.17315	Yes	Yes
95	7.90300	8.01200	9.58	1.38863	Yes	Yes
96	7.91100	8.02100	9.25	1.17870	Yes	Yes
97	7.92000	8.03000	9.54	1.39241	Yes	Yes
98	7.92800	8.03900	9.21	1.18520	Yes	Yes
99	7.93700	8.04900	9.20	1.18903	Yes	Yes
100	7.94600	8.05900	9.48	1.40375	Yes	Yes
101	7.95500	8.06900	9.16	1.19870	Yes	Yes
102	7.96400	8.08000	9.45	1.41524	Yes	Yes
103	7.97400	8.09200	9.12	1.21044	Yes	Yes
104	7.98500	8.10300	9.11	1.21630	Yes	Yes
105	7.99500	8.11600	10.06	1.88514	Yes	Yes
106	8.00700	8.12900	9.07	1.23032	Yes	Yes
107	8.01800	8.14200	9.35	1.45049	Yes	Yes
108	8.03000	8.15600	9.04	1.24684	Yes	Yes
109	8.04300	8.17100	9.32	1.46780	Yes	Yes
110	8.05700	8.18600	9.00	1.28116	Yes	Yes
111	8.07100	8.20300	8.98	1.30080	Yes	Yes
112	8.08500	8.21900	9.26	1.49719	Yes	Yes
113	8.10100	8.23700	8.95	1.34202	Yes	Yes

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Fwrd LIBOR plus 0.00 % over 0 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
114	6.61700	6.75600	9.23	2.68389	Yes	Yes
115	6.63300	6.77500	8.91	2.48429	Yes	Yes
116	6.65100	6.79200	8.89	2.49181	Yes	Yes
117	6.66900	6.80400	9.83	3.13238	Yes	Yes
118	6.68800	6.81000	8.86	2.50943	Yes	Yes
119	6.70800	6.81100	9.13	2.72856	Yes	Yes
120	6.72900	6.80600	8.82	2.53061	Yes	Yes
121	6.73300	6.79500	9.10	2.76370	Yes	Yes
122	6.71900	6.78300	8.79	2.59830	Yes	Yes
123	6.70500	6.77100	8.77	2.64139	Yes	Yes
124	6.69300	6.76000	9.04	2.88703	Yes	Yes
125	6.68000	6.74900	8.73	2.72903	Yes	Yes
126	6.66900	6.74000	9.01	2.97377	Yes	Yes
127	6.65900	6.73200	8.70	2.81886	Yes	Yes
128	6.64900	6.72400	8.68	2.86400	Yes	Yes
129	6.64000	6.71800	9.59	3.49427	Yes	Yes
130	6.63300	6.71300	8.65	2.95470	Yes	Yes
131	6.62600	6.70900	8.92	3.19253	Yes	Yes
132	6.62000	6.70600	8.61	3.04961	Yes	Yes
133	6.61600	6.70400	8.88	3.28369	Yes	Yes
134	6.61200	6.70400	8.58	3.14589	Yes	Yes
135	6.61000	6.70500	8.56	3.19503	Yes	Yes
136	6.60900	6.70800	8.83	3.42548	Yes	Yes
137	6.61000	6.71200	8.53	3.29594	Yes	Yes
138	6.61100	6.71700	8.79	3.51952	Yes	Yes
139	6.61400	6.72500	8.49	3.39205	Yes	Yes
140	6.61900	6.73300	8.48	3.44108	Yes	Yes
141	6.62500	6.74400	9.04	3.83031	Yes	Yes
142	6.63300	6.75600	8.44	3.54228	Yes	Yes
143	6.64200	6.76900	8.71	3.75888	Yes	Yes
144	6.65300	6.78300	8.41	3.64674	Yes	Yes
145	6.66600	6.79600	8.67	3.86116	Yes	Yes
146	6.68100	6.81000	8.38	3.75623	Yes	Yes
147	6.69500	6.82200	8.36	3.81516	Yes	Yes
148	6.70800	6.83400	8.62	4.03041	Yes	Yes
149	6.72100	6.84500	8.33	3.94193	Yes	Yes
150	6.73300	6.85500	8.59	4.15779	Yes	Yes
151	6.74400	6.86400	8.29	4.08204	Yes	Yes
152	6.75400	6.87300	8.28	4.15781	Yes	Yes
153	6.76400	6.88000	9.15	4.65444	Yes	Yes
154	6.77200	6.88700	8.25	4.32357	Yes	Yes
155	6.78000	6.89300	8.50	4.54294	Yes	Yes
156	6.78700	6.89800	8.21	4.50218	Yes	Yes
157	6.79300	6.90200	8.47	4.72253	Yes	Yes
158	6.79800	6.90500	8.18	4.69713	Yes	Yes
159	6.80300	6.90700	8.17	4.80043	Yes	Yes
160	6.80600	6.90800	8.42	5.02189	Yes	Yes
161	6.80900	6.90800	8.14	5.02055	Yes	Yes
162	6.81000	6.90700	8.39	5.24240	Yes	Yes
163	6.81100	6.90400	8.10	5.25846	Yes	Yes
164	6.81000	6.90100	8.09	5.38445	Yes	Yes
165	6.80800	6.89700	8.94	5.78872	Yes	Yes
166	6.80600	6.89100	8.06	5.65003	Yes	Yes
167	6.80200	6.88500	8.31	5.87147	Yes	Yes
168	6.79800	6.87700	8.03	5.93478	Yes	Yes
169	6.79200	6.86800	8.28	6.15548	Yes	Yes
170	6.78500	6.85800	8.00	6.23951	Yes	Yes
171	6.77700	6.84700	7.98	6.39942	Yes	Yes
172	6.76700	6.83400	8.23	6.61853	Yes	Yes

Fwrd LIBOR plus 1.50% over 2 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
114	8.11700	8.25600	9.23	1.51863	Yes	Yes
115	8.13300	8.27500	8.91	1.38946	Yes	Yes
116	8.15100	8.29200	8.89	1.41520	Yes	Yes
117	8.16900	8.30400	9.83	1.98941	Yes	Yes
118	8.18800	8.31000	8.86	1.47332	Yes	Yes
119	8.20800	8.31100	9.13	1.60417	Yes	Yes
120	8.22900	8.30600	8.82	1.53466	Yes	Yes
121	8.23300	8.29500	9.10	1.66478	Yes	Yes
122	8.21900	8.28300	8.79	1.61557	Yes	Yes
123	8.20500	8.27100	8.77	1.66051	Yes	Yes
124	8.19300	8.26000	9.04	1.79684	Yes	Yes
125	8.18000	8.24900	8.73	1.75500	Yes	Yes
126	8.16900	8.24000	9.01	1.89031	Yes	Yes
127	8.15900	8.23200	8.70	1.85618	Yes	Yes
128	8.14900	8.22400	8.68	1.90887	Yes	Yes
129	8.14000	8.21800	9.59	2.41129	Yes	Yes
130	8.13300	8.21300	8.65	2.01866	Yes	Yes
131	8.12600	8.20900	8.92	2.14419	Yes	Yes
132	8.12000	8.20600	8.61	2.13460	Yes	Yes
133	8.11600	8.20400	8.88	2.25443	Yes	Yes
134	8.11200	8.20400	8.58	2.25703	Yes	Yes
135	8.11000	8.20500	8.56	2.32080	Yes	Yes
136	8.10900	8.20800	8.83	2.43169	Yes	Yes
137	8.11000	8.21200	8.53	2.45365	Yes	Yes
138	8.11100	8.21700	8.79	2.55769	Yes	Yes
139	8.11400	8.22500	8.49	2.59395	Yes	Yes
140	8.11900	8.23300	8.48	2.66702	Yes	Yes
141	8.12500	8.24400	9.04	2.85672	Yes	Yes
142	8.13300	8.25600	8.44	2.81927	Yes	Yes
143	8.14200	8.26900	8.71	2.89996	Yes	Yes
144	8.15300	8.28300	8.41	2.98007	Yes	Yes
145	8.16600	8.29600	8.67	3.06382	Yes	Yes
146	8.18100	8.31000	8.38	3.14989	Yes	Yes
147	8.19500	8.32200	8.36	3.23834	Yes	Yes
148	8.20800	8.33400	8.62	3.32924	Yes	Yes
149	8.22100	8.34500	8.33	3.42267	Yes	Yes
150	8.23300	8.35500	8.59	3.51869	Yes	Yes
151	8.24400	8.36400	8.29	3.61737	Yes	Yes
152	8.25400	8.37300	8.28	3.71879	Yes	Yes
153	8.26400	8.38000	9.15	3.90978	Yes	Yes
154	8.27200	8.38700	8.25	3.93018	Yes	Yes
155	8.28000	8.39300	8.50	4.04031	Yes	Yes
156	8.28700	8.39800	8.21	4.15350	Yes	Yes
157	8.29300	8.40200	8.47	4.26985	Yes	Yes
158	8.29800	8.40500	8.18	4.38944	Yes	Yes
159	8.30300	8.40700	8.17	4.51238	Yes	Yes
160	8.30600	8.40800	8.42	4.63875	Yes	Yes
161	8.30900	8.40800	8.14	4.76865	Yes	Yes
162	8.31000	8.40700	8.39	4.90220	Yes	Yes
163	8.31100	8.40400	8.10	5.03948	Yes	Yes
164	8.31000	8.40100	8.09	5.18062	Yes	Yes
165	8.30800	8.39700	8.94	5.33881	Yes	Yes
166	8.30600	8.39100	8.06	5.47491	Yes	Yes
167	8.30200	8.38500	8.31	5.62829	Yes	Yes
168	8.29800	8.37700	8.03	5.78600	Yes	Yes
169	8.29200	8.36800	8.28	5.94816	Yes	Yes
170	8.28500	8.35800	8.00	6.11489	Yes	Yes
171	8.27700	8.34700	7.98	6.28635	Yes	Yes
172	8.26700	8.33400	8.23	6.46267	Yes	Yes

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Fwrd LIBOR plus 0.00 % over 0 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
173	6.75700	6.82000	7.95	6.73487	Yes	Yes
174	6.74500	6.80500	8.20	6.95373	Yes	Yes
175	6.73300	6.78900	7.93	7.09285	Yes	Yes
176	6.71900	6.77300	7.91	7.27919	Yes	Yes
177	6.70300	6.76200	8.74	7.53770	Yes	Yes
178	6.68700	6.75400	7.88	7.66827	Yes	Yes
179	6.66900	6.75000	8.13	7.87103	Yes	Yes
180	6.65000	6.75100	7.85	7.95792	Yes	Yes
181	6.64300	6.75500	8.10	8.05301	Yes	Yes
182	6.65100	6.76200	7.82	8.08571	Yes	No
183	6.65800	6.76800	7.81	8.07064	Yes	No
184	6.66500	6.77500	8.06	8.05566	Yes	No
185	6.67100	6.78000	7.78	8.04077	Yes	No
186	6.67700	6.78600	8.03	8.02596	Yes	No
187	6.68300	6.79100	7.75	8.01125	Yes	No
188	6.68800	6.79500	7.74	7.99663	Yes	No
189	6.69300	6.79900	8.26	7.98210	Yes	No
190	6.69800	6.80300	7.71	7.96765	Yes	No
191	6.70200	6.80700	7.95	7.95330	Yes	No
192	6.70600	6.81000	7.68	7.93905	Yes	No
193	6.71000	6.81200	7.92	7.92488	Yes	No
194	6.71300	6.81400	7.66	7.91080	Yes	No
195	6.71500	6.81600	7.64	7.89682	Yes	No
196	6.71800	6.81700	7.88	7.88293	Yes	No
197	6.72000	6.81800	7.62	7.86913	Yes	No
198	6.72100	6.81900	7.86	7.85543	Yes	No
199	6.72200	6.81900	7.59	7.84181	Yes	No
200	6.72300	6.81800	7.58	7.82829	Yes	No
201	6.72300	6.81700	8.37	7.81487	Yes	No
202	6.72300	6.81600	7.55	7.80154	Yes	No
203	6.72200	6.81400	7.79	7.78830	Yes	No
204	6.72100	6.81100	7.52	7.77516	Yes	No
205	6.71900	6.80800	7.76	7.76210	Yes	No
206	6.71700	6.80500	7.50	7.74915	Yes	No
207	6.71500	6.80100	7.49	7.73629	Yes	No
208	6.71200	6.79700	7.72	7.72352	Yes	No
209	6.70800	6.79200	7.46	7.71084	Yes	No
210	6.70400	6.78600	7.70	7.69826	Yes	No
211	6.69900	6.78000	7.44	7.68578	Yes	No
212	6.69400	6.77400	7.43	7.67338	Yes	No
213	6.68900	6.76700	8.21	7.66108	Yes	No
214	6.68300	6.75900	7.40	7.64888	Yes	No
215	6.67600	6.75100	7.64	7.63677	Yes	No
216	6.66900	6.74200	7.38	7.62475	Yes	No
217	6.66100	6.73200	7.61	7.61283	Yes	No
218	6.65300	6.72300	7.36	7.60100	Yes	No
219	6.64400	6.71200	7.34	7.58926	Yes	No
220	6.63500	6.70100	7.58	7.57762	Yes	No
221	6.62500	6.68900	7.32	7.56607	Yes	No
222	6.61400	6.67700	7.55	7.55461	Yes	No
223	6.60300	6.66400	7.30	7.54325	Yes	No
224	6.59100	6.65000	7.29	7.53198	Yes	No
225	6.57900	6.63600	8.06	7.52080	Yes	No
226	6.56600	6.62100	7.27	7.50971	Yes	No
227	6.55300	6.60600	7.50	7.49872	Yes	No
228	6.53900	6.59000	7.25	7.48781	Yes	No
229	6.52400	6.57300	7.48	7.47700	Yes	No
230	6.50900	6.55500	7.23	7.46628	Yes	No
231	6.49300	6.53700	7.22	7.45565	Yes	No

Fwrd LIBOR plus 1.50% over 2 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
173	8.25700	8.32000	7.95	6.64398	Yes	Yes
174	8.24500	8.30500	8.20	6.83207	Yes	Yes
175	8.23300	8.28900	7.93	7.02390	Yes	Yes
176	8.21900	8.27300	7.91	7.22119	Yes	Yes
177	8.20300	8.26200	8.74	7.42411	Yes	Yes
178	8.18700	8.25400	7.88	7.63283	Yes	Yes
179	8.16900	8.25000	8.13	7.83869	Yes	Yes
180	8.15000	8.25100	7.85	7.94380	Yes	Yes
181	8.14300	8.25500	8.10	8.04705	Yes	Yes
182	8.15100	8.26200	7.82	8.08583	Yes	No
183	8.15800	8.26800	7.81	8.07076	Yes	No
184	8.16500	8.27500	8.06	8.05578	Yes	No
185	8.17100	8.28000	7.78	8.04088	Yes	No
186	8.17700	8.28600	8.03	8.02608	Yes	No
187	8.18300	8.29100	7.75	8.01137	Yes	No
188	8.18800	8.29500	7.74	7.99675	Yes	No
189	8.19300	8.29900	8.26	7.98221	Yes	No
190	8.19800	8.30300	7.71	7.96777	Yes	No
191	8.20200	8.30700	7.95	7.95342	Yes	No
192	8.20600	8.31000	7.68	7.93916	Yes	No
193	8.21000	8.31200	7.92	7.92499	Yes	No
194	8.21300	8.31400	7.66	7.91092	Yes	No
195	8.21500	8.31600	7.64	7.89693	Yes	No
196	8.21800	8.31700	7.88	7.88304	Yes	No
197	8.22000	8.31800	7.62	7.86924	Yes	No
198	8.22100	8.31900	7.86	7.85554	Yes	No
199	8.22200	8.31900	7.59	7.84192	Yes	No
200	8.22300	8.31800	7.58	7.82840	Yes	No
201	8.22300	8.31700	8.37	7.81498	Yes	No
202	8.22300	8.31600	7.55	7.80165	Yes	No
203	8.22200	8.31400	7.79	7.78841	Yes	No
204	8.22100	8.31100	7.52	7.77526	Yes	No
205	8.21900	8.30800	7.76	7.76221	Yes	No
206	8.21700	8.30500	7.50	7.74925	Yes	No
207	8.21500	8.30100	7.49	7.73639	Yes	No
208	8.21200	8.29700	7.72	7.72362	Yes	No
209	8.20800	8.29200	7.46	7.71095	Yes	No
210	8.20400	8.28600	7.70	7.69836	Yes	No
211	8.19900	8.28000	7.44	7.68588	Yes	No
212	8.19400	8.27400	7.43	7.67348	Yes	No
213	8.18900	8.26700	8.21	7.66119	Yes	No
214	8.18300	8.25900	7.40	7.64898	Yes	No
215	8.17600	8.25100	7.64	7.63687	Yes	No
216	8.16900	8.24200	7.38	7.62485	Yes	No
217	8.16100	8.23200	7.61	7.61293	Yes	No
218	8.15300	8.22300	7.36	7.60110	Yes	No
219	8.14400	8.21200	7.34	7.58936	Yes	No
220	8.13500	8.20100	7.58	7.57772	Yes	No
221	8.12500	8.18900	7.32	7.56616	Yes	No
222	8.11400	8.17700	7.55	7.55471	Yes	No
223	8.10300	8.16400	7.30	7.54334	Yes	No
224	8.09100	8.15000	7.29	7.53207	Yes	No
225	8.07900	8.13600	8.06	7.52089	Yes	No
226	8.06600	8.12100	7.27	7.50980	Yes	No
227	8.05300	8.10600	7.50	7.49881	Yes	No
228	8.03900	8.09000	7.25	7.48790	Yes	No
229	8.02400	8.07300	7.48	7.47709	Yes	No
230	8.00900	8.05500	7.23	7.46637	Yes	No
231	7.99300	8.03700	7.22	7.45574	Yes	No

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Fwrd LIBOR plus 0.00 % over 0 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
232	6.47600	6.51900	7.45	7.44511	Yes	No
233	6.45900	6.49900	7.19	7.43466	Yes	No
234	6.44100	6.47900	7.42	7.42431	Yes	No
235	6.42200	6.45800	7.17	7.41404	Yes	No
236	6.40300	6.43800	7.17	7.40386	Yes	No
237	6.38300	6.42100	7.65	7.39377	Yes	No
238	6.36200	6.40600	7.15	7.38377	Yes	No
239	6.34100	6.39400	7.37	7.37386	Yes	No
240	6.31900	6.38500	7.13	7.36371	Yes	No
241	6.30600	6.37900	7.35	7.35365	Yes	No
242	6.30100	6.37500	7.11	7.34355	Yes	No
243	6.29700	6.37000	7.10	7.33353	Yes	No
244	6.29300	6.36600	7.32	7.32361	Yes	No
245	6.28800	6.36100	7.08	7.31377	Yes	No
246	6.28400	6.35700	7.30	7.30402	Yes	No
247	6.28000	6.35200	7.06	7.29436	Yes	No
248	6.27500	6.34800	7.05	7.28478	Yes	No
249	6.27100	6.34300	7.79	7.27529	Yes	No
250	6.26600	6.33800	7.03	7.26589	Yes	No
251	6.26200	6.33400	7.26	7.25657	Yes	No
252	6.25700	6.32900	7.01	7.24733	Yes	No
253	6.25300	6.32400	7.24	7.23818	Yes	No
254	6.24800	6.32000	7.00	7.22911	Yes	No
255	6.24400	6.31500	6.99	7.22013	Yes	No
256	6.23900	6.31000	7.21	7.21123	Yes	No
257	6.23500	6.30600	6.97	7.20241	Yes	No
258	6.23000	6.30100	7.19	7.19367	Yes	No
259	6.22600	6.29600	6.95	7.18502	Yes	No
260	6.22100	6.29100	6.94	7.17645	Yes	No
261	6.21600	6.28700	7.68	7.16795	Yes	No
262	6.21200	6.28200	6.93	7.15954	Yes	No
263	6.20700	6.27700	7.15	7.15120	Yes	No
264	6.20200	6.27200	6.91	7.14295	Yes	No
265	6.19800	6.26800	7.13	7.13478	Yes	No
266	6.19300	6.26300	6.90	7.12668	Yes	No
267	6.18900	6.25800	6.89	7.11866	Yes	No
268	6.18400	6.25300	7.11	7.11072	Yes	No
269	6.17900	6.24900	6.87	7.10285	Yes	No
270	6.17500	6.24400	7.10	7.09506	Yes	No
271	6.17000	6.23900	6.86	7.08735	Yes	No
272	6.16500	6.23400	6.85	7.07971	Yes	No
273	6.16100	6.23000	7.58	7.07214	Yes	No
274	6.15600	6.22500	6.84	7.06465	Yes	No
275	6.15100	6.22000	7.06	7.05724	Yes	No
276	6.14700	6.21500	6.82	7.04989	Yes	No
277	6.14200	6.21100	7.04	7.04262	Yes	No
278	6.13800	6.20600	6.81	7.03542	Yes	No
279	6.13300	6.20100	6.80	7.02830	Yes	No
280	6.12800	6.19700	7.02	7.02124	Yes	No
281	6.12400	6.19200	6.79	7.01425	Yes	No
282	6.11900	6.18700	7.01	7.00734	Yes	No
283	6.11500	6.18200	6.77	7.00049	Yes	No
284	6.11000	6.17800	6.77	6.99371	Yes	No
285	6.10500	6.17300	7.23	6.98700	Yes	No
286	6.10100	6.16900	6.76	6.98036	Yes	No
287	6.09600	6.16400	6.97	6.97378	Yes	No
288	6.09200	6.15900	6.74	6.96728	Yes	No
289	6.08700	6.15500	6.96	6.96083	Yes	No
290	6.08300	6.15000	6.73	6.95446	Yes	No

Fwrd LIBOR plus 1.50% over 2 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
232	7.97600	8.01900	7.45	7.44520	Yes	No
233	7.95900	7.99900	7.19	7.43475	Yes	No
234	7.94100	7.97900	7.42	7.42439	Yes	No
235	7.92200	7.95800	7.17	7.41412	Yes	No
236	7.90300	7.93800	7.17	7.40394	Yes	No
237	7.88300	7.92100	7.65	7.39385	Yes	No
238	7.86200	7.90600	7.15	7.38385	Yes	No
239	7.84100	7.89400	7.37	7.37394	Yes	No
240	7.81900	7.88500	7.13	7.36379	Yes	No
241	7.80600	7.87900	7.35	7.35373	Yes	No
242	7.80100	7.87500	7.11	7.34363	Yes	No
243	7.79700	7.87000	7.10	7.33361	Yes	No
244	7.79300	7.86600	7.32	7.32369	Yes	No
245	7.78800	7.86100	7.08	7.31385	Yes	No
246	7.78400	7.85700	7.30	7.30410	Yes	No
247	7.78000	7.85200	7.06	7.29444	Yes	No
248	7.77500	7.84800	7.05	7.28486	Yes	No
249	7.77100	7.84300	7.80	7.27537	Yes	No
250	7.76600	7.83800	7.03	7.26596	Yes	No
251	7.76200	7.83400	7.26	7.25664	Yes	No
252	7.75700	7.82900	7.01	7.24741	Yes	No
253	7.75300	7.82400	7.24	7.23826	Yes	No
254	7.74800	7.82000	7.00	7.22919	Yes	No
255	7.74400	7.81500	6.99	7.22020	Yes	No
256	7.73900	7.81000	7.21	7.21130	Yes	No
257	7.73500	7.80600	6.97	7.20248	Yes	No
258	7.73000	7.80100	7.19	7.19375	Yes	No
259	7.72600	7.79600	6.95	7.18509	Yes	No
260	7.72100	7.79100	6.95	7.17652	Yes	No
261	7.71600	7.78700	7.68	7.16803	Yes	No
262	7.71200	7.78200	6.93	7.15961	Yes	No
263	7.70700	7.77700	7.15	7.15128	Yes	No
264	7.70200	7.77200	6.91	7.14302	Yes	No
265	7.69800	7.76800	7.13	7.13485	Yes	No
266	7.69300	7.76300	6.90	7.12675	Yes	No
267	7.68900	7.75800	6.89	7.11873	Yes	No
268	7.68400	7.75300	7.11	7.11079	Yes	No
269	7.67900	7.74900	6.87	7.10292	Yes	No
270	7.67500	7.74400	7.10	7.09513	Yes	No
271	7.67000	7.73900	6.86	7.08742	Yes	No
272	7.66500	7.73400	6.85	7.07978	Yes	No
273	7.66100	7.73000	7.58	7.07221	Yes	No
274	7.65600	7.72500	6.84	7.06472	Yes	No
275	7.65100	7.72000	7.06	7.05731	Yes	No
276	7.64700	7.71500	6.82	7.04996	Yes	No
277	7.64200	7.71100	7.04	7.04269	Yes	No
278	7.63800	7.70600	6.81	7.03549	Yes	No
279	7.63300	7.70100	6.80	7.02836	Yes	No
280	7.62800	7.69700	7.02	7.02131	Yes	No
281	7.62400	7.69200	6.79	7.01432	Yes	No
282	7.61900	7.68700	7.01	7.00740	Yes	No
283	7.61500	7.68200	6.77	7.00056	Yes	No
284	7.61000	7.67800	6.77	6.99378	Yes	No
285	7.60500	7.67300	7.23	6.98707	Yes	No
286	7.60100	7.66900	6.76	6.98043	Yes	No
287	7.59600	7.66400	6.97	6.97385	Yes	No
288	7.59200	7.65900	6.74	6.96734	Yes	No
289	7.58700	7.65500	6.96	6.96090	Yes	No
290	7.58300	7.65000	6.73	6.95453	Yes	No

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Fwrd LIBOR plus 0.00 % over 0 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
291	6.07800	6.14600	6.72	6.94815	Yes	No
292	6.07400	6.14100	6.94	6.94190	Yes	No
293	6.07000	6.13700	6.71	6.93572	Yes	No
294	6.06500	6.13200	6.93	6.92960	Yes	No
295	6.06100	6.12800	6.70	6.92354	Yes	No
296	6.05600	6.12300	6.69	6.91755	Yes	No
297	6.05200	6.11900	7.41	6.91162	Yes	No
298	6.04800	6.11500	6.68	6.90575	Yes	No
299	6.04300	6.11000	6.90	6.89994	Yes	No
300	6.03900	6.10600	6.67	6.89414	Yes	No
301	6.03500	6.10200	6.89	6.88837	Yes	No
302	6.03100	6.09700	6.66	6.88267	Yes	No
303	6.02600	6.09300	6.66	6.87702	Yes	No
304	6.02200	6.08900	6.87	6.87144	Yes	No
305	6.01800	6.08500	6.64	6.86590	Yes	No
306	6.01400	6.08100	6.86	6.86042	Yes	No
307	6.01000	6.07700	6.63	6.85500	Yes	No
308	6.00600	6.07300	6.63	6.84963	Yes	No
309	6.00200	6.06900	7.33	6.84432	Yes	No
310	5.99800	6.06500	6.62	6.83906	Yes	No
311	5.99400	6.06100	6.83	6.83385	Yes	No
312	5.99000	6.05700	6.61	6.82869	Yes	No
313	5.98600	6.05300	6.82	6.82359	Yes	No
314	5.98200	6.04900	6.60	6.81853	Yes	No
315	5.97900	6.04500	6.59	6.81353	Yes	No
316	5.97500	6.04200	6.81	6.80857	Yes	No
317	5.97100	6.03800	6.58	6.80366	Yes	No
318	5.96800	6.03400	6.80	6.79880	Yes	No
319	5.96400	6.03100	6.57	6.79399	Yes	No
320	5.96000	6.02700	6.57	6.78922	Yes	No
321	5.95700	6.02300	7.27	6.78450	Yes	No
322	5.95300	6.02000	6.56	6.77983	Yes	No
323	5.95000	6.01700	6.78	6.77519	Yes	No
324	5.94600	6.01300	6.55	6.77059	Yes	No
325	5.94300	6.01000	6.77	6.76604	Yes	No
326	5.94000	6.00700	6.54	6.76153	Yes	No
327	5.93700	6.00300	6.54	6.75706	Yes	No
328	5.93300	6.00000	6.75	6.75263	Yes	No
329	5.93000	5.99700	6.53	6.74823	Yes	No
330	5.92700	5.99400	6.74	6.74387	Yes	No
331	5.92400	5.99100	6.52	6.73954	Yes	No
332	5.92100	5.98800	6.52	6.73524	Yes	No
333	5.91800	5.98500	6.96	6.73097	Yes	No
334	5.91500	5.98200	6.51	6.72673	Yes	No
335	5.91200	5.98000	6.72	6.72251	Yes	No
336	5.91000	5.97700	6.50	6.71831	Yes	No
337	5.90700	5.97400	6.71	6.71414	Yes	No
338	5.90400	5.97200	6.49	6.70997	Yes	No
339	5.90200	5.96900	6.49	6.70582	Yes	No
340	5.89900	5.96700	6.70	6.70163	Yes	No
341	5.89600	5.96400	6.48	6.69748	Yes	No
342	5.89400	5.96200	6.69	6.69332	Yes	No
343	5.89200	5.96000	6.47	6.68914	Yes	No
344	5.88900	5.95800	6.47	6.68492	Yes	No
345	5.88700	5.95600	7.16	6.68067	Yes	No
346	5.88500	5.95400	6.46	6.67630	Yes	No
347	5.88300	5.95200	6.67	6.67188	Yes	No
348	5.88100	5.95000	6.45	6.66733	Yes	No
349	5.87900	5.94800	6.66	6.66261	Yes	No

Fwrd LIBOR plus 1.50% over 2 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
291	7.57800	7.64600	6.72	6.94821	Yes	No
292	7.57400	7.64100	6.94	6.94197	Yes	No
293	7.57000	7.63700	6.71	6.93579	Yes	No
294	7.56500	7.63200	6.93	6.92967	Yes	No
295	7.56100	7.62800	6.70	6.92361	Yes	No
296	7.55600	7.62300	6.69	6.91762	Yes	No
297	7.55200	7.61900	7.41	6.91169	Yes	No
298	7.54800	7.61500	6.68	6.90582	Yes	No
299	7.54300	7.61000	6.90	6.90001	Yes	No
300	7.53900	7.60600	6.67	6.89421	Yes	No
301	7.53500	7.60200	6.89	6.88844	Yes	No
302	7.53100	7.59700	6.66	6.88274	Yes	No
303	7.52600	7.59300	6.66	6.87709	Yes	No
304	7.52200	7.58900	6.87	6.87150	Yes	No
305	7.51800	7.58500	6.64	6.86597	Yes	No
306	7.51400	7.58100	6.86	6.86049	Yes	No
307	7.51000	7.57700	6.63	6.85507	Yes	No
308	7.50600	7.57300	6.63	6.84970	Yes	No
309	7.50200	7.56900	7.33	6.84439	Yes	No
310	7.49800	7.56500	6.62	6.83913	Yes	No
311	7.49400	7.56100	6.83	6.83392	Yes	No
312	7.49000	7.55700	6.61	6.82876	Yes	No
313	7.48600	7.55300	6.82	6.82366	Yes	No
314	7.48200	7.54900	6.60	6.81860	Yes	No
315	7.47900	7.54500	6.59	6.81360	Yes	No
316	7.47500	7.54200	6.81	6.80864	Yes	No
317	7.47100	7.53800	6.58	6.80374	Yes	No
318	7.46800	7.53400	6.80	6.79888	Yes	No
319	7.46400	7.53100	6.57	6.79406	Yes	No
320	7.46000	7.52700	6.57	6.78930	Yes	No
321	7.45700	7.52300	7.27	6.78457	Yes	No
322	7.45300	7.52000	6.56	6.77990	Yes	No
323	7.45000	7.51700	6.78	6.77526	Yes	No
324	7.44600	7.51300	6.55	6.77067	Yes	No
325	7.44300	7.51000	6.77	6.76612	Yes	No
326	7.44000	7.50700	6.54	6.76161	Yes	No
327	7.43700	7.50300	6.54	6.75714	Yes	No
328	7.43300	7.50000	6.75	6.75270	Yes	No
329	7.43000	7.49700	6.53	6.74831	Yes	No
330	7.42700	7.49400	6.74	6.74394	Yes	No
331	7.42400	7.49100	6.52	6.73961	Yes	No
332	7.42100	7.48800	6.52	6.73532	Yes	No
333	7.41800	7.48500	6.96	6.73105	Yes	No
334	7.41500	7.48200	6.51	6.72680	Yes	No
335	7.41200	7.48000	6.72	6.72259	Yes	No
336	7.41000	7.47700	6.50	6.71839	Yes	No
337	7.40700	7.47400	6.71	6.71422	Yes	No
338	7.40400	7.47200	6.49	6.71005	Yes	No
339	7.40200	7.46900	6.49	6.70590	Yes	No
340	7.39900	7.46700	6.70	6.70175	Yes	No
341	7.39600	7.46400	6.48	6.69760	Yes	No
342	7.39400	7.46200	6.69	6.69344	Yes	No
343	7.39200	7.46000	6.47	6.68926	Yes	No
344	7.38900	7.45800	6.47	6.68505	Yes	No
345	7.38700	7.45600	7.16	6.68079	Yes	No
346	7.38500	7.45400	6.46	6.67646	Yes	No
347	7.38300	7.45200	6.67	6.67204	Yes	No
348	7.38100	7.45000	6.45	6.66749	Yes	No
349	7.37900	7.44800	6.66	6.66277	Yes	No

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Fwrd LIBOR plus 0.00 % over 0 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
350	5.87700	5.94600	6.44	6.65764	Yes	No
351	5.87500	5.94400	6.44	6.65233	Yes	No
352	5.87300	5.94300	6.65	6.64649	Yes	No
353	5.87200	5.94100	6.43	6.63992	Yes	No
354	5.87000	5.94000	6.63	6.63221	Yes	No
355	5.86900	5.93800	6.41	6.62250	Yes	No
356	5.86700	5.93700	6.40	6.60902	Yes	No
357	5.86600	5.93600	7.06	6.58707	Yes	No
358	5.86400	5.93500	6.33	6.53885	Yes	No
359	5.86300	5.93400	6.39	6.39347	Yes	No
360	5.86200	5.93200	6.18	6.39094	Yes	No
361	5.86200	5.93200	0.00	0.00000	Yes	No
362	5.86200	5.93200	0.00	0.00000	Yes	No
363	5.86200	5.93200	0.00	0.00000	Yes	No

Fwrd LIBOR plus 1.50% over 2 Mos

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Excess Spread	Call Eligible	Bond Balance Outstanding
350	7.37700	7.44600	6.44	6.65780	Yes	No
351	7.37500	7.44400	6.44	6.65249	Yes	No
352	7.37300	7.44300	6.65	6.64667	Yes	No
353	7.37200	7.44100	6.43	6.64010	Yes	No
354	7.37000	7.44000	6.63	6.63238	Yes	No
355	7.36900	7.43800	6.41	6.62267	Yes	No
356	7.36700	7.43700	6.40	6.60917	Yes	No
357	7.36600	7.43600	7.06	6.58719	Yes	No
358	7.36400	7.43500	6.33	6.53892	Yes	No
359	7.36300	7.43400	6.39	6.39353	Yes	No
360	7.36200	7.43200	6.18	6.39100	Yes	No
361	7.36200	7.43200	0.00	0.00000	Yes	No
362	7.36200	7.43200	0.00	0.00000	Yes	No
363	7.36200	7.43200	0.00	0.00000	Yes	No

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M7 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 100-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
96-00	260	273	301	218	227	249
96-08	257	269	295	214	223	243
96-16	253	264	288	210	218	237
96-24	249	260	282	206	214	230
97-00	245	255	276	202	209	224
97-08	242	250	270	199	205	218
97-16	238	246	263	195	200	212
97-24	234	241	257	191	196	206
98-00	230	237	251	187	192	200
98-08	227	232	245	184	187	194
98-16	223	228	238	180	183	187
98-24	219	223	232	176	178	181
99-00	216	219	226	173	174	175
99-08	212	214	220	169	170	169
99-16	208	210	214	165	165	163
99-24	205	206	208	162	161	157
100-00	201	201	201	158	157	151
100-08	197	197	195	154	152	145
100-16	194	192	189	151	148	139
100-24	190	188	183	147	144	134
101-00	187	184	177	144	139	128
101-08	183	179	171	140	135	122
101-16	180	175	165	136	131	116
101-24	176	171	159	133	127	110
102-00	172	166	153	129	122	104
102-08	169	162	147	126	118	98
102-16	165	158	141	122	114	93
102-24	162	153	135	119	110	87
103-00	158	149	129	115	106	81
103-08	155	145	124	112	101	75
103-16	151	141	118	108	97	69
103-24	148	136	112	105	93	64
104-00	144	132	106	101	89	58
WAL	9.04	6.88	4.59	10.03	7.61	4.92
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	31,100,780.20 (4.85%)	24,204,817.49 (3.78%)	16,206,653.03 (2.53%)	31,101,431.45 (4.85%)	24,205,160.34 (3.78%)	16,206,746.12 (2.53%)
Total Collat Liquidation (Collat Maturity)	61,495,113.87 (9.60%)	47,885,084.51 (7.47%)	32,084,769.63 (5.00%)	61,497,184.31 (9.60%)	47,886,354.23 (7.47%)	32,065,257.85 (5.00%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume			**Table 1 & 4** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows			Price
Columns			75, 100, and 150 PPC
CDR	Month		
		1	0.92%
		2	1.05%
		3	1.17%
		4	1.30%
		5	1.42%
		6	1.53%
		7	1.65%
		8	1.76%
		9	1.86%
		10	1.97%
		11	2.07%
		12	2.17%
		13	2.26%
		14	2.35%
		15	2.44%
		16	2.53%
		17	2.61%
		18	2.69%
		19	2.76%
		20	2.84%
		21	2.90%
		22	2.97%
		23	3.03%
		24	3.09%
		25	3.15%
		26	3.20%
		27	3.25%
		28	3.30%
		29	3.35%
		30	3.39%
		31	3.42%
		32	3.46%
		33	3.49%
		34	3.52%
		35	3.54%
		36	3.57%
		37	3.58%
		38	3.60%
		39	3.61%
		40	3.62%
		41	3.63%
		42	3.63%
		43	3.63%
		44	3.63%
		45	3.62%
		46	3.61%
		47	3.60%
		48	3.58%
		49 to maturity	2.25%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M7 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 100-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
96-00	261	275	303	212	223	246
96-08	257	270	296	209	219	240
96-16	253	266	290	205	214	234
96-24	250	261	284	201	210	228
97-00	246	256	278	198	206	222
97-08	242	252	271	194	201	216
97-16	238	247	265	191	197	210
97-24	234	243	259	187	193	204
98-00	231	238	253	183	188	198
98-08	227	234	247	180	184	192
98-16	223	229	240	176	180	186
98-24	219	224	234	173	176	180
99-00	216	220	228	169	171	174
99-08	212	215	222	166	167	168
99-16	208	211	216	162	163	163
99-24	205	207	210	159	159	157
100-00	201	202	204	155	155	151
100-08	197	198	198	152	150	145
100-16	194	193	192	148	146	139
100-24	190	189	186	145	142	134
101-00	186	184	180	141	138	128
101-08	183	180	174	138	134	122
101-16	179	176	168	134	130	116
101-24	175	171	162	131	126	111
102-00	172	167	156	128	122	105
102-08	168	162	150	124	118	99
102-16	165	158	144	121	114	94
102-24	161	154	139	118	110	88
103-00	157	149	133	114	106	82
103-08	154	145	127	111	102	77
103-16	150	141	121	107	98	71
103-24	147	137	115	104	94	66
104-00	143	132	109	101	90	60
WAL	8.82	6.78	4.65	10.79	8.04	5.08
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	40,453,826.27 (6.31%)	31,673,332.58 (4.94%)	21,357,420.31 (3.33%)	40,454,848.89 (6.31%)	31,673,768.13 (4.94%)	21,357,539.28 (3.33%)
Total Collat Liquidation (Collat Maturity)	79,997,692.07 (12.48%)	62,663,231.86 (9.78%)	42,255,942.79 (6.59%)	80,000,339.50 (12.48%)	62,664,884.61 (9.78%)	42,256,574.52 (6.59%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume			**Table 2 & 5** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows			Price
Columns			75, 100, and 150 PPC
CDR	Month		
		1	1.23%
		2	1.40%
		3	1.57%
		4	1.73%
		5	1.89%
		6	2.05%
		7	2.20%
		8	2.34%
		9	2.49%
		10	2.63%
		11	2.76%
		12	2.89%
		13	3.02%
		14	3.14%
		15	3.26%
		16	3.37%
		17	3.48%
		18	3.58%
		19	3.68%
		20	3.78%
		21	3.87%
		22	3.96%
		23	4.04%
		24	4.12%
		25	4.20%
		26	4.27%
		27	4.34%
		28	4.40%
		29	4.46%
		30	4.52%
		31	4.57%
		32	4.61%
		33	4.65%
		34	4.69%
		35	4.73%
		36	4.75%
		37	4.78%
		38	4.80%
		39	4.82%
		40	4.83%
		41	4.84%
		42	4.84%
		43	4.84%
		44	4.84%
		45	4.83%
		46	4.82%
		47	4.80%
		48	4.78%
		49 to maturity	3.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M7 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 100-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
96-00	265	279	303	194	208	237
96-08	262	274	297	190	204	231
96-16	258	270	291	187	200	225
96-24	254	265	285	184	196	220
97-00	251	261	279	181	192	214
97-08	247	257	273	178	188	208
97-16	243	252	268	174	184	203
97-24	240	248	262	171	181	197
98-00	236	244	256	168	177	191
98-08	232	239	250	165	173	186
98-16	229	235	244	162	169	180
98-24	225	231	238	159	165	175
99-00	222	227	232	156	161	169
99-08	218	222	226	152	158	164
99-16	214	218	221	149	154	158
99-24	211	214	215	146	150	153
100-00	207	210	209	143	146	147
100-08	204	205	203	140	142	142
100-16	200	201	197	137	139	136
100-24	197	197	192	134	135	131
101-00	193	193	186	131	131	125
101-08	190	189	180	128	127	120
101-16	186	185	175	125	124	115
101-24	183	180	169	122	120	109
102-00	179	176	163	119	116	104
102-08	176	172	158	116	113	99
102-16	172	168	152	113	109	93
102-24	169	164	146	110	105	88
103-00	165	160	141	107	102	83
103-08	162	156	135	104	98	77
103-16	159	152	130	101	94	72
103-24	155	148	124	98	91	67
104-00	152	144	118	95	87	62
WAL	9.30	7.31	4.90	13.80	9.36	5.49
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	57,833,724.73 (9.02%)	45,799,065.47 (7.15%)	31,305,283.58 (4.89%)	57,834,832.10 (9.03%)	45,799,658.21 (7.15%)	31,305,427.43 (4.89%)
Total Collat Liquidation (Collat Maturity)	114,388,799.52 (17.85%)	90,617,399.98 (14.14%)	61,938,899.96 (9.67%)	114,392,452.59 (17.85%)	90,619,677.75 (14.14%)	61,939,792.02 (9.67%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume		**Table 3 & 6** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows		Price
Columns		75, 100, and 150 PPC
CDR	Month	
	1	1.84%
	2	2.10%
	3	2.35%
	4	2.60%
	5	2.84%
	6	3.07%
	7	3.29%
	8	3.52%
	9	3.73%
	10	3.94%
	11	4.14%
	12	4.33%
	13	4.52%
	14	4.71%
	15	4.88%
	16	5.05%
	17	5.22%
	18	5.37%
	19	5.53%
	20	5.67%
	21	5.81%
	22	5.94%
	23	6.07%
	24	6.19%
	25	6.30%
	26	6.41%
	27	6.51%
	28	6.60%
	29	6.69%
	30	6.77%
	31	6.85%
	32	6.92%
	33	6.98%
	34	7.04%
	35	7.09%
	36	7.13%
	37	7.17%
	38	7.20%
	39	7.23%
	40	7.25%
	41	7.26%
	42	7.26%
	43	7.26%
	44	7.26%
	45	7.25%
	46	7.23%
	47	7.20%
	48	7.17%
	49 to maturity	4.50%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M8 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 100-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
96-00	283	296	322	219	227	247
96-08	280	291	316	215	223	241
96-16	276	287	310	212	219	236
96-24	273	283	304	208	214	230
97-00	269	278	298	204	210	224
97-08	265	274	292	201	206	218
97-16	262	270	286	197	202	212
97-24	258	265	280	194	197	207
98-00	255	261	274	190	193	201
98-08	251	257	269	187	189	195
98-16	247	253	263	183	185	190
98-24	244	248	257	180	181	184
99-00	240	244	251	176	177	178
99-08	237	240	245	173	173	173
99-16	233	236	239	169	169	167
99-24	230	231	234	166	164	162
100-00	226	227	228	162	160	156
100-08	223	223	222	159	156	150
100-16	220	219	216	155	152	145
100-24	216	215	210	152	148	139
101-00	213	210	205	149	144	134
101-08	209	206	199	145	140	128
101-16	206	202	193	142	136	123
101-24	202	198	188	138	132	117
102-00	199	194	182	135	128	112
102-08	196	190	176	132	124	107
102-16	192	186	171	128	120	101
102-24	189	182	165	125	116	96
103-00	186	178	160	122	113	90
103-08	182	174	154	118	109	85
103-16	179	170	148	115	105	80
103-24	176	166	143	112	101	74
104-00	172	161	137	108	97	69
WAL	9.75	7.41	4.93	11.08	8.40	5.38
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	31,100,760.20 (4.85%)	24,204,817.49 (3.78%)	16,206,653.03 (2.53%)	31,101,431.45 (4.85%)	24,205,160.34 (3.78%)	16,206,746.12 (2.53%)
Total Collat Liquidation (Collat Maturity)	61,495,113.67 (9.60%)	47,885,084.51 (7.47%)	32,064,769.63 (5.00%)	61,497,184.31 (9.60%)	47,888,354.23 (7.47%)	32,065,257.85 (5.00%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume	**Table 1 & 4** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows	Price
Columns	75, 100, and 150 PPC

CDR

Month	
1	0.92%
2	1.05%
3	1.17%
4	1.30%
5	1.42%
6	1.53%
7	1.65%
8	1.76%
9	1.86%
10	1.97%
11	2.07%
12	2.17%
13	2.26%
14	2.35%
15	2.44%
16	2.53%
17	2.61%
18	2.69%
19	2.76%
20	2.84%
21	2.90%
22	2.97%
23	3.03%
24	3.09%
25	3.15%
26	3.20%
27	3.25%
28	3.30%
29	3.35%
30	3.39%
31	3.42%
32	3.46%
33	3.49%
34	3.52%
35	3.54%
36	3.57%
37	3.58%
38	3.60%
39	3.61%
40	3.62%
41	3.63%
42	3.63%
43	3.63%
44	3.63%
45	3.62%
46	3.61%
47	3.60%
48	3.58%
49 to maturity	2.25%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M8 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 100-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
96-00	284	298	324	211	220	241
96-08	280	293	318	207	216	235
96-16	277	289	312	204	212	229
96-24	273	284	306	201	207	224
97-00	269	280	300	197	203	218
97-08	266	276	294	194	199	213
97-16	262	271	288	190	195	207
97-24	259	267	283	187	191	202
98-00	255	262	277	184	188	196
98-08	251	258	271	180	184	191
98-16	248	254	265	177	180	185
98-24	244	250	259	174	176	180
99-00	241	245	254	170	172	174
99-08	237	241	248	167	168	169
99-16	233	237	242	164	164	163
99-24	230	232	237	160	160	158
100-00	226	228	231	157	156	153
100-08	223	224	225	154	152	147
100-16	219	220	219	151	149	142
100-24	216	216	214	147	145	136
101-00	212	211	208	144	141	131
101-08	209	207	203	141	137	126
101-16	205	203	197	138	133	121
101-24	202	199	191	135	129	115
102-00	198	195	186	131	126	110
102-08	195	191	180	128	122	105
102-16	192	186	175	125	118	100
102-24	188	182	169	122	114	94
103-00	185	178	164	119	111	89
103-08	181	174	158	116	107	84
103-16	178	170	153	113	103	79
103-24	175	166	147	109	100	74
104-00	171	162	142	106	96	68
WAL	9.51	7.32	5.02	12.33	9.08	5.63
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	40,453,826.27 (6.31%)	31,873,332.58 (4.94%)	21,357,420.31 (3.33%)	40,454,648.89 (6.31%)	31,873,768.13 (4.94%)	21,357,539.28 (3.33%)
Total Collat Liquidation (Collat Maturity)	79,997,692.07 (12.48%)	62,663,231.86 (9.78%)	42,255,942.79 (6.59%)	80,000,339.50 (12.48%)	62,664,864.61 (9.78%)	42,256,574.52 (6.59%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume			**Table 2 & 5** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows			Price
Columns			75, 100, and 150 PPC
CDR	Month		
		1	1.23%
		2	1.40%
		3	1.57%
		4	1.73%
		5	1.89%
		6	2.05%
		7	2.20%
		8	2.34%
		9	2.49%
		10	2.63%
		11	2.76%
		12	2.89%
		13	3.02%
		14	3.14%
		15	3.26%
		16	3.37%
		17	3.48%
		18	3.58%
		19	3.68%
		20	3.78%
		21	3.87%
		22	3.96%
		23	4.04%
		24	4.12%
		25	4.20%
		26	4.27%
		27	4.34%
		28	4.40%
		29	4.46%
		30	4.52%
		31	4.57%
		32	4.61%
		33	4.65%
		34	4.69%
		35	4.73%
		36	4.75%
		37	4.78%
		38	4.80%
		39	4.82%
		40	4.83%
		41	4.84%
		42	4.84%
		43	4.84%
		44	4.84%
		45	4.83%
		46	4.82%
		47	4.80%
		48	4.78%
		49 to maturity	3.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M8

CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 100-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
96-00	286	299	323	-166	182	225
96-08	283	295	318	-169	178	220
96-16	279	291	312	-172	175	214
96-24	276	287	307	-175	172	209
97-00	272	283	301	-179	168	204
97-08	269	279	296	-182	165	199
97-16	265	275	290	-185	161	194
97-24	262	271	285	-188	158	189
98-00	259	267	279	-191	155	184
98-08	255	263	274	-194	152	179
98-16	252	259	268	-198	148	174
98-24	248	255	263	-201	145	169
99-00	245	251	257	-204	142	164
99-08	242	247	252	-207	138	159
99-16	238	243	247	-210	135	154
99-24	235	239	241	-213	132	149
100-00	231	235	236	-216	129	144
100-08	228	231	230	-219	125	139
100-16	225	227	225	-222	122	135
100-24	222	223	220	-225	119	130
101-00	218	219	214	-228	116	125
101-08	215	216	209	-231	113	120
101-16	212	212	204	-234	109	115
101-24	208	208	199	-237	106	110
102-00	205	204	193	-240	103	106
102-08	202	200	188	-243	100	101
102-16	199	196	183	-246	97	96
102-24	195	192	178	-249	94	91
103-00	192	189	173	-252	91	87
103-08	189	185	167	-255	88	82
103-16	186	181	162	-258	84	77
103-24	182	177	157	-260	81	72
104-00	179	174	152	-263	78	68
WAL	10.34	8.14	5.41	13.92	12.81	6.37
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	5,954,228.70 (61.95%)	46,357.71 (0.48%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	57,833,724.73 (9.02%)	45,799,065.47 (7.15%)	31,305,263.58 (4.89%)	57,834,832.10 (9.03%)	45,799,658.21 (7.15%)	31,305,427.43 (4.89%)
Total Collat Liquidation (Collat Maturity)	114,388,799.52 (17.85%)	90,617,399.98 (14.14%)	61,938,899.96 (9.67%)	114,392,452.59 (17.85%)	90,619,677.75 (14.14%)	61,939,792.02 (9.67%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume			**Table 3 & 6** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows			Price
Columns			75, 100, and 150 PPC
CDR	Month		
		1	1.84%
		2	2.10%
		3	2.35%
		4	2.60%
		5	2.84%
		6	3.07%
		7	3.29%
		8	3.52%
		9	3.73%
		10	3.94%
		11	4.14%
		12	4.33%
		13	4.52%
		14	4.71%
		15	4.88%
		16	5.05%
		17	5.22%
		18	5.37%
		19	5.53%
		20	5.67%
		21	5.81%
		22	5.94%
		23	6.07%
		24	6.19%
		25	6.30%
		26	6.41%
		27	6.51%
		28	6.60%
		29	6.69%
		30	6.77%
		31	6.85%
		32	6.92%
		33	6.98%
		34	7.04%
		35	7.09%
		36	7.13%
		37	7.17%
		38	7.20%
		39	7.23%
		40	7.25%
		41	7.26%
		42	7.26%
		43	7.26%
		44	7.26%
		45	7.25%
		46	7.23%
		47	7.20%
		48	7.17%
		49 to maturity	4.50%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M9 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 94-31

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
90-31	509	536	592	308	325	377
91-07	505	531	586	304	321	371
91-15	501	527	580	301	317	365
91-23	497	522	574	297	313	360
91-31	493	517	567	293	308	354
92-07	490	513	561	289	304	348
92-15	486	508	555	286	300	343
92-23	482	504	549	282	296	337
92-31	478	499	543	278	291	331
93-07	474	495	537	275	287	326
93-15	470	490	531	271	283	320
93-23	467	486	525	268	279	315
93-31	463	481	519	264	275	309
94-07	459	477	514	260	271	303
94-15	455	472	508	257	267	298
94-23	452	468	502	253	263	292
94-31	448	464	496	250	258	287
95-07	444	459	490	246	254	281
95-15	440	455	484	243	250	276
95-23	437	451	478	239	246	270
95-31	433	446	473	236	242	265
96-07	429	442	467	232	238	260
96-15	426	438	461	229	234	254
96-23	422	433	455	225	230	249
96-31	418	429	450	222	226	243
97-07	415	425	444	219	222	238
97-15	411	420	438	215	218	233
97-23	408	416	433	212	214	227
97-31	404	412	427	208	211	222
98-07	400	408	421	205	207	217
98-15	397	403	416	202	203	212
98-23	393	399	410	198	199	206
98-31	390	395	404	195	195	201
WAL	10.84	8.10	5.38	12.64	9.56	6.05
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	31,100,780.20 (4.85%)	24,204,817.49 (3.78%)	16,206,653.03 (2.53%)	31,101,431.45 (4.85%)	24,205,160.34 (3.78%)	16,206,746.12 (2.53%)
Total Collat Liquidation (Collat Maturity)	61,495,113.67 (9.60%)	47,885,084.51 (7.47%)	32,064,769.83 (5.00%)	61,497,184.31 (9.60%)	47,886,354.23 (7.47%)	32,065,257.85 (5.00%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume			**Table 1 & 4** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows			Price
Columns			75, 100, and 150 PPC
CDR	Month		
		1	0.92%
		2	1.05%
		3	1.17%
		4	1.30%
		5	1.42%
		6	1.53%
		7	1.65%
		8	1.76%
		9	1.86%
		10	1.97%
		11	2.07%
		12	2.17%
		13	2.26%
		14	2.35%
		15	2.44%
		16	2.53%
		17	2.61%
		18	2.69%
		19	2.76%
		20	2.84%
		21	2.90%
		22	2.97%
		23	3.03%
		24	3.09%
		25	3.15%
		26	3.20%
		27	3.25%
		28	3.30%
		29	3.35%
		30	3.39%
		31	3.42%
		32	3.46%
		33	3.49%
		34	3.52%
		35	3.54%
		36	3.57%
		37	3.58%
		38	3.60%
		39	3.61%
		40	3.62%
		41	3.63%
		42	3.63%
		43	3.63%
		44	3.63%
		45	3.62%
		46	3.61%
		47	3.60%
		48	3.58%
		49 to maturity	2.25%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M9 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2	100 *Eq1st04_2_CAMB_RAMP2
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 94-31

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
90-31	511	539	591	285	303	356
91-07	507	534	585	281	299	350
91-15	503	529	580	278	295	345
91-23	499	525	574	274	291	339
91-31	495	520	568	271	287	334
92-07	491	516	562	268	283	328
92-15	487	511	556	264	279	323
92-23	484	507	550	261	275	318
92-31	480	502	545	258	271	312
93-07	476	498	539	254	268	307
93-15	472	493	533	251	264	302
93-23	468	489	527	248	260	296
93-31	464	484	522	244	256	291
94-07	461	480	516	241	252	286
94-15	457	476	510	238	248	281
94-23	453	471	504	234	245	275
94-31	449	467	499	231	241	270
95-07	445	462	493	228	237	265
95-15	442	458	488	225	233	260
95-23	438	454	482	221	229	255
95-31	434	449	476	218	226	250
96-07	431	445	471	215	222	244
96-15	427	441	465	212	218	239
96-23	423	436	460	209	215	234
96-31	420	432	454	206	211	229
97-07	416	428	449	202	207	224
97-15	412	424	443	199	204	219
97-23	409	419	438	196	200	214
97-31	405	415	432	193	196	209
98-07	401	411	427	190	193	204
98-15	398	407	421	187	189	199
98-23	394	402	416	184	185	194
98-31	391	398	411	181	182	189
WAL	10.38	8.00	5.53	15.51	10.98	8.51
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	40,453,826.27 (6.31%)	31,673,332.58 (4.94%)	21,357,420.31 (3.33%)	40,454,848.89 (6.31%)	31,673,768.13 (4.94%)	21,357,539.28 (3.33%)
Total Collat Liquidation (Collat Maturity)	79,997,692.07 (12.48%)	62,663,231.86 (9.78%)	42,255,942.79 (6.59%)	80,000,339.50 (12.48%)	62,664,864.61 (9.78%)	42,256,574.52 (6.59%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume			**Table 2 & 5** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows			Price
Columns			75, 100, and 150 PPC
CDR	Month		
		1	1.23%
		2	1.40%
		3	1.57%
		4	1.73%
		5	1.89%
		6	2.05%
		7	2.20%
		8	2.34%
		9	2.49%
		10	2.63%
		11	2.76%
		12	2.89%
		13	3.02%
		14	3.14%
		15	3.26%
		16	3.37%
		17	3.48%
		18	3.58%
		19	3.68%
		20	3.78%
		21	3.87%
		22	3.96%
		23	4.04%
		24	4.12%
		25	4.20%
		26	4.27%
		27	4.34%
		28	4.40%
		29	4.46%
		30	4.52%
		31	4.57%
		32	4.61%
		33	4.65%
		34	4.69%
		35	4.73%
		36	4.75%
		37	4.78%
		38	4.80%
		39	4.82%
		40	4.83%
		41	4.84%
		42	4.84%
		43	4.84%
		44	4.84%
		45	4.83%
		46	4.82%
		47	4.80%
		48	4.78%
		49 to maturity	3.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M9 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3	100 *Eq1st04_2_CAMB_RAMP3
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 94-31

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
90-31	459	472	516	-2,297	-1,580	195
91-07	456	468	511	-2,304	-1,585	190
91-15	452	464	505	-2,311	-1,591	186
91-23	448	460	500	-2,318	-1,597	181
91-31	445	455	494	-2,326	-1,603	177
92-07	441	451	489	-2,333	-1,608	172
92-15	437	447	483	-2,340	-1,614	168
92-23	434	443	478	-2,347	-1,620	163
92-31	430	439	473	-2,354	-1,625	159
93-07	427	435	467	-2,361	-1,631	154
93-15	423	431	462	-2,368	-1,636	150
93-23	419	427	456	-2,375	-1,642	145
93-31	416	423	451	-2,382	-1,648	141
94-07	412	419	446	-2,389	-1,653	137
94-15	409	415	441	-2,396	-1,659	132
94-23	405	411	435	-2,403	-1,664	128
94-31	402	407	430	-2,409	-1,670	123
95-07	398	403	425	-2,416	-1,675	119
95-15	395	399	419	-2,423	-1,680	115
95-23	391	395	414	-2,430	-1,686	110
95-31	388	391	409	-2,437	-1,691	106
96-07	384	387	404	-2,443	-1,697	102
96-15	381	383	399	-2,450	-1,702	98
96-23	378	379	394	-2,457	-1,707	93
96-31	374	375	388	-2,463	-1,713	89
97-07	371	372	383	-2,470	-1,718	85
97-15	367	368	378	-2,477	-1,723	81
97-23	364	364	373	-2,483	-1,728	77
97-31	361	360	368	-2,490	-1,734	72
98-07	357	356	363	-2,497	-1,739	68
98-15	354	352	358	-2,503	-1,744	64
98-23	351	349	353	-2,510	-1,749	60
98-31	347	345	348	-2,516	-1,754	56
WAL	11.92	9.45	6.23	5.64	6.76	8.67
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	9,612,000.00 (100.00%)	9,612,000.00 (100.00%)	1,057,396.91 (11.00%)
Total Collat Loss (Collat Maturity)	57,833,724.73 (9.02%)	45,799,065.47 (7.15%)	31,305,263.58 (4.89%)	57,834,832.10 (9.03%)	45,799,658.21 (7.15%)	31,305,427.43 (4.89%)
Total Collat Liquidation (Collat Maturity)	114,388,799.52 (17.85%)	90,617,399.98 (14.14%)	61,938,899.96 (9.67%)	114,392,452.59 (17.85%)	90,619,877.75 (14.14%)	61,939,792.02 (9.67%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Assume			**Table 3 & 6** LIBOR Fwd 50% severity run to maturity triggers hit 12 mo lag
Rows			Price
Columns			75, 100, and 150 PPC
CDR	Month		
		1	1.84%
		2	2.10%
		3	2.35%
		4	2.60%
		5	2.84%
		6	3.07%
		7	3.29%
		8	3.52%
		9	3.73%
		10	3.94%
		11	4.14%
		12	4.33%
		13	4.52%
		14	4.71%
		15	4.88%
		16	5.05%
		17	5.22%
		18	5.37%
		19	5.53%
		20	5.67%
		21	5.81%
		22	5.94%
		23	6.07%
		24	6.19%
		25	6.30%
		26	6.41%
		27	6.51%
		28	6.60%
		29	6.69%
		30	6.77%
		31	6.85%
		32	6.92%
		33	6.98%
		34	7.04%
		35	7.09%
		36	7.13%
		37	7.17%
		38	7.20%
		39	7.23%
		40	7.25%
		41	7.26%
		42	7.26%
		43	7.26%
		44	7.26%
		45	7.25%
		46	7.23%
		47	7.20%
		48	7.17%
		49 to maturity	4.50%

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M6 BE Analysis

Declaration

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	11.374 CDR	9.074 CDR	8.938 CDR	7.127 CDR
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 150	FWD + 150
Delinq	16%	16%	16%	16%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	10.54	11.06	11.17	11.63
Principal Writedown	4,490.26 (0.04%)	5,402.21 (0.05%)	2,110.87 (0.02%)	2,374.20 (0.02%)
Total Collat Loss (Collat Maturity)	84,339,860.85 (13.16%)	85,846,593.35 (13.40%)	69,366,202.08 (10.82%)	70,026,669.45 (10.93%)
Total Collat Liquidation (Collat Maturity)	185,379,067.19 (28.93%)	154,375,111.95 (24.09%)	152,459,170.15 (23.79%)	125,919,839.71 (19.65%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M7 BE Analysis

Declaration

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.779 CDR	7.84 CDR	7.481 CDR	5.998 CDR
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 150	FWD + 150
Delinq	16%	16%	16%	16%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	11.28	11.77	11.95	12.37
Principal Writedown	5,773.33 (0.06%)	7,817.89 (0.08%)	6,532.97 (0.07%)	16,638.07 (0.17%)
Total Collat Loss (Collat Maturity)	74,690,878.13 (11.66%)	75,959,306.31 (11.85%)	59,722,019.00 (9.32%)	60,280,333.03 (9.41%)
Total Collat Liquidation (Collat Maturity)	164,164,630.89 (25.62%)	136,589,980.95 (21.31%)	131,256,273.34 (20.48%)	108,389,504.37 (16.91%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M8 BE Analysis

Declaration

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.256 CDR	6.653 CDR	6.237 CDR	5.035 CDR
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 150	FWD + 150
Delinq	16%	16%	16%	16%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	11.71	12.13	7.38	7.83
Principal Writedown	1,782.67 (0.02%)	509.89 (0.01%)	5,625.71 (0.06%)	82,028.62 (0.85%)
Total Collat Loss (Collat Maturity)	64,919,047.04 (10.13%)	65,987,558.11 (10.30%)	51,038,761.10 (7.96%)	51,607,664.14 (8.05%)
Total Collat Liquidation (Collat Maturity)	142,680,732.14 (22.27%)	118,653,747.91 (18.52%)	112,167,054.13 (17.50%)	92,791,296.35 (14.48%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 Class M1 BE Analysis — Prudential

Balance	$20,827,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay (FRM)	100 PPC	100 PPC
Prepay (ARM)	35 CPR	35 CPR
Default	25.266 CDR	22.233 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	6.85	7.18
Principal Writedown	166.16 (0.00%)	974.09 (0.00%)
Total Collat Loss (Collat Maturity)	139,396,457.25 (21.75%)	128,078,431.60 (19.99%)
Total Collat Liquidation (Collat Maturity)	274,172,861.35 (42.78%)	251,908,357.90 (39.31%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 Class M2 BE Analysis Prudential

Balance	$20,827,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay (FRM)	100 PPC	100 PPC
Prepay (ARM)	35 CPR	35 CPR
Default	20.111 CDR	17.283 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	7.53	7.91
Principal Writedown	3,459.32 (0.02%)	3,862.04 (0.02%)
Total Collat Loss (Collat Maturity)	119,562,895.08 (18.66%)	107,351,497.03 (16.75%)
Total Collat Liquidation (Collat Maturity)	235,150,372.01 (36.69%)	211,123,385.48 (32.95%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 Class M3 BE Analysis Prudential

Balance	$12,817,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay (FRM)	100 PPC	100 PPC
Prepay (ARM)	35 CPR	35 CPR
Default	17.216 CDR	14.544 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	8.83	9.31
Principal Writedown	3,656.22 (0.03%)	3,629.92 (0.03%)
Total Collat Loss (Collat Maturity)	107,048,455.78 (16.70%)	94,455,281.68 (14.74%)
Total Collat Liquidation (Collat Maturity)	210,524,736.97 (32.85%)	185,745,481.15 (28.99%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 Class M4 BE Analysis Prudential

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay (FRM)	100 PPC	100 PPC
Prepay (ARM)	35 CPR	35 CPR
Default	14.829 CDR	12.326 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	9.52	10.06
Principal Writedown	309.69 (0.00%)	4,417.02 (0.04%)
Total Collat Loss (Collat Maturity)	95,849,960.76 (14.96%)	83,132,312.29 (12.97%)
Total Collat Liquidation (Collat Maturity)	188,487,871.35 (29.41%)	163,464,101.29 (25.51%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M4 BE Analysis

Princeton

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	9.953 CDR	10.925 CDR	11.926 CDR	7.826 CDR	9.004 CDR	10.194 CDR
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 150	FWD + 150	FWD + 150
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	13.34	10.53	8.60	14.22	11.04	8.91
Principal Writedown	170.98 (0.00%)	659.46 (0.01%)	2,065.06 (0.02%)	6,545.33 (0.06%)	4,718.75 (0.04%)	6,932.93 (0.06%)
Total Collat Loss (Collat Maturity)	121,983,887.35 (19.04%)	108,908,071.47 (16.99%)	100,532,501.95 (15.69%)	101,209,253.58 (15.79%)	93,053,563.63 (14.52%)	88,109,110.38 (13.75%)
Total Collat Liquidation (Collat Maturity)	201,058,437.55 (31.37%)	179,533,663.45 (28.02%)	165,721,446.15 (25.86%)	166,793,598.89 (26.03%)	153,391,664.01 (23.94%)	145,241,376.54 (22.66%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M5 BE Analysis — Princeton

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	8.814 CDR	9.565 CDR	10.355 CDR	6.759 CDR	7.708 CDR	8.679 CDR
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 150	FWD + 150	FWD + 150
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	13.80	10.89	8.88	14.72	11.42	9.20
Principal Writedown	2,004.74 (0.02%)	5,505.67 (0.05%)	4,343.27 (0.04%)	6,333.51 (0.06%)	5,440.19 (0.05%)	3,091.78 (0.03%)
Total Collat Loss (Collat Maturity)	111,137,663.73 (17.34%)	97,802,270.73 (15.26%)	89,289,946.98 (13.93%)	89,894,647.39 (14.03%)	81,680,874.10 (12.75%)	76,712,743.05 (11.97%)
l Collat Liquidation (Collat Maturity)	183,167,633.94 (28.58%)	161,220,692.64 (25.16%)	147,187,102.04 (22.97%)	148,133,560.48 (23.12%)	134,639,292.82 (21.01%)	126,453,347.15 (19.73%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst Mortgage Loan Trust 2004-2

Severity	**40.00%**	1st $ loss	
Class M-1	AA+	58.24%	Cum Def
		23.30%	Cum Loss
Class M-2	AA	50.35%	Cum Def
		20.14%	Cum Loss
Class M-3	AA-	46.37%	Cum Def
		18.55%	Cum Loss
Class M-4	A+	41.94%	Cum Def
		16.78%	Cum Loss
Class M-5	A	38.88%	Cum Def
		15.55%	Cum Loss
Class M-6	A-	35.17%	Cum Def
		14.07%	Cum Loss
Class M-7	BBB+	32.16%	Cum Def
		12.87%	Cum Loss
Class M-8	BBB	20.74%	Cum Def
		8.30%	Cum Loss
Class M-9	BBB-	16.13%	Cum Def
		6.45%	Cum Loss

1) Use BBB Fitch NIM prepay Curves (inclusive of Default Curve)
2) Use BBB Default Curve
3) Keep the backed into Base Case Vol Cpr constant for all runs
4) Increase the Default Curve until first $ of Loss
5) Use Forward Libor Curve
6) Use specified severities
7) Run to Call (Assume Par takeout on Loans at Call)
8) Show Cum Default and Cum Loss on the output
9) Run a DLQ vector which basically takes the $ of Default and assume it was DLQ 9 months earlier for DLQ values on triggers

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/Yield - B1

RBS Greenwich Capital

Balance	$8,010,000.00	Delay	0
Coupon	4.6	Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Total Collat Loss (Collat Maturity)	70,303,284.08 (10.97%)	46,810,734.19 (7.30%)
Default	10.524 CDR	6.465 CDR
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq	100%	100%
Optional Redemption	Call (N)	Call (N)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 04-2 UBS Analysis Details

	Prepayment Curves			Default Curve	Forward LIBOR	
	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
					1.10000	1.52900
1	8.00000	6.40000	6.40000	0.00000	1.22700	1.70800
2	10.25000	8.20000	8.20000	0.00000	1.41900	1.89500
3	12.50000	10.00000	10.00000	0.00000	1.61300	2.08000
4	14.75000	11.80000	11.80000	0.00000	1.80000	2.26100
5	17.00000	13.60000	13.60000	0.00000	1.98500	2.44100
6	19.25000	15.40000	15.40000	0.00000	2.16500	2.61800
7	21.50000	17.20000	17.20000	0.00000	2.34200	2.79200
8	23.75000	19.00000	19.00000	0.00000	2.51900	2.96300
9	26.00000	20.80000	20.80000	0.00000	2.69300	3.13000
10	28.25000	22.60000	22.60000	0.00000	2.86600	3.28900
11	30.50000	24.40000	24.40000	0.00000	3.03600	3.43900
12	32.75000	26.20000	26.20000	0.00000	3.19600	3.58000
13	35.00000	28.00000	28.00000	0.20833	3.35600	3.71500
14	34.78947	28.00000	28.00000	0.41667	3.50900	3.84300
15	34.57895	28.00000	28.00000	0.62500	3.63800	3.96200
16	34.36842	23.72499	28.00000	0.83333	3.75200	4.08300
17	29.82649	23.59912	23.64825	1.04167	3.87000	4.22800
18	29.44079	23.46942	23.51992	1.25000	3.99400	4.35400
19	29.04912	23.33577	23.38767	1.25000	4.10900	4.42800
20	28.65133	23.19803	23.25137	1.25000	4.21200	4.50400
21	28.24726	23.68559	23.11090	1.25000	4.35400	4.58100
22	27.83673	44.04604	22.96612	1.25000	4.60400	4.65300
23	27.41960	60.56494	22.81688	1.25000	4.61200	4.70000
24	26.99568	61.54938	22.66305	1.25000	4.43300	4.76100
25	26.56480	76.94388	22.50447	1.38889	4.55300	4.86800
26	26.12679	52.43229	22.34098	1.52778	4.66800	4.96800
27	25.68148	49.17849	22.17242	1.66667	4.77700	5.06000
28	25.22867	49.77381	21.99863	1.80556	4.87900	5.14400
29	24.76819	53.28527	21.81942	1.94444	4.97500	5.21800
30	24.29986	46.90275	21.63462	2.08333	5.06200	5.28200
31	23.82348	42.14254	21.44404	2.08333	5.14000	5.33700
32	23.33886	39.95939	21.24749	2.08333	5.20900	5.38400
33	23.07838	41.46909	21.68935	2.08333	5.26800	5.42600
34	22.80857	36.89306	42.49826	2.08333	5.31500	5.46400
35	17.94540	38.15100	57.17800	2.08333	5.35000	5.50000
36	17.48711	36.04154	57.93238	2.08333	5.38200	5.53700

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
37	17.01142	32.79005	74.45989	2.08333	5.41900	5.57300
38	16.51757	29.17852	46.91405	2.08333	5.45600	5.61000
39	16.00478	18.53443	42.86144	2.08333	5.49100	5.64700
40	15.47223	17.28611	43.07191	2.08333	5.52700	5.68500
41	14.91905	15.96104	46.54433	2.08333	5.56200	5.72400
42	14.34432	14.55457	38.70084	2.08333	5.59800	5.76500
43	13.74709	13.05970	32.64090	2.08333	5.63500	5.80600
44	13.12634	11.46976	29.50128	2.08333	5.67400	5.84700
45	12.48101	9.77746	30.62051	2.08333	5.71400	5.88700
46	11.80997	7.97483	30.45923	2.08333	5.75500	5.92400
47	11.11204	6.05313	31.42556	2.08333	5.80000	5.95700
48	10.38598	4.00458	28.63226	2.08333	5.84100	5.98500
49	9.63045	0.00000	24.52017	2.01389	5.87500	6.00800
50	8.84407	0.00000	19.94971	1.94444	5.90500	6.02600
51	8.02536	0.00000	7.41125	1.87500	5.93000	6.03900
52	7.17277	0.00000	5.45199	1.80556	5.95000	6.04600
53	6.28465	0.00000	3.36103	1.73611	5.96500	6.04800
54	5.35926	0.00000	1.12756	1.66667	5.97600	6.04400
55	4.39475	0.00000	0.00000	1.66667	5.98000	6.04000
56	3.38916	0.00000	0.00000	1.66667	5.97900	6.04200
57	2.34041	0.00000	0.00000	1.66667	5.97300	6.05100
58	1.24631	29.67123	0.00000	1.66667	5.96100	6.06700
59	26.55227	29.24656	34.54135	1.66667	5.94200	6.09100
60	26.40309	28.80157	34.19575	1.66667	5.95100	6.12500
61	26.24872	25.32178	30.91781	1.59722	5.99200	6.16200
62	26.08896	24.85671	30.55292	1.52778	6.03100	6.19700
63	25.92362	24.37064	30.17057	1.45833	6.06800	6.23000
64	25.75248	23.86253	29.76983	1.38889	6.10300	6.26100
65	25.57534	23.33123	29.34973	1.31944	6.13700	6.29100
66	25.39196	22.77573	28.90923	1.25000	6.16800	6.31800
67	25.20212	22.19461	28.44735	1.18056	6.19800	6.34200
68	25.00556	21.58651	27.96280	1.11111	6.22500	6.36400
69	24.80202	20.95002	27.45435	1.04167	6.25000	6.38400
70	24.59126	20.28362	26.92066	0.97222	6.27300	6.40200
71	24.37297	19.58569	26.36032	0.90278	6.29400	6.41600
72	24.14688	18.85491	25.77183	0.83333	6.31200	6.42800
73	23.91269	18.08911	22.01868	0.76389	6.32800	6.43800
74	23.67007	17.28632	21.40193	0.69444	6.34100	6.44400
75	23.41870	16.44449	20.75629	0.62500	6.35200	6.44800
76	23.15824	36.40000	20.08023	0.55556	6.35900	6.44800
77	31.00000	36.40000	36.40000	0.48611	6.36400	6.44500
78	31.00000	36.40000	36.40000	0.41667	6.36600	6.44000
79	31.00000	36.40000	36.40000	0.34722	6.36500	6.43300
80	31.00000	36.40000	36.40000	0.27778	6.36100	6.42700

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
81	31.00000	36.40000	36.40000	0.20833	6.35400	6.42400
82	31.00000	36.40000	36.40000	0.13889	6.34400	6.42300
83	31.00000	36.40000	36.40000	0.06944	6.33000	6.42600
84	31.00000	36.40000	36.40000	0.00000	6.32600	6.43200
85	31.00000	36.40000	36.40000	0.00000	6.33400	6.43900
86	31.00000	36.40000	36.40000	0.00000	6.34200	6.44700
87	31.00000	36.40000	36.40000	0.00000	6.35000	6.45500
88	31.00000	36.40000	36.40000	0.00000	6.35700	6.46300
89	31.00000	36.40000	36.40000	0.00000	6.36500	6.47100
90	31.00000	36.40000	36.40000	0.00000	6.37300	6.47900
91	31.00000	36.40000	36.40000	0.00000	6.38000	6.48700
92	31.00000	36.40000	36.40000	0.00000	6.38800	6.49500
93	31.00000	36.40000	36.40000	0.00000	6.39600	6.50300
94	31.00000	36.40000	36.40000	0.00000	6.40300	6.51200
95	31.00000	36.40000	36.40000	0.00000	6.41100	6.52100
96	31.00000	36.40000	36.40000	0.00000	6.42000	6.53000
97	31.00000	36.40000	36.40000	0.00000	6.42800	6.53900
98	31.00000	36.40000	36.40000	0.00000	6.43700	6.54900
99	31.00000	36.40000	36.40000	0.00000	6.44600	6.55900
100	31.00000	36.40000	36.40000	0.00000	6.45500	6.56900
101	31.00000	36.40000	36.40000	0.00000	6.46400	6.58000
102	31.00000	36.40000	36.40000	0.00000	6.47400	6.59200
103	31.00000	36.40000	36.40000	0.00000	6.48500	6.60300
104	31.00000	36.40000	36.40000	0.00000	6.49500	6.61600
105	31.00000	36.40000	36.40000	0.00000	6.50700	6.62900
106	31.00000	36.40000	36.40000	0.00000	6.51800	6.64200
107	31.00000	36.40000	36.40000	0.00000	6.53000	6.65600
108	31.00000	36.40000	36.40000	0.00000	6.54300	6.67100
109	31.00000	36.40000	36.40000	0.00000	6.55700	6.68600
110	31.00000	36.40000	36.40000	0.00000	6.57100	6.70300
111	31.00000	36.40000	36.40000	0.00000	6.58500	6.71900
112	31.00000	36.40000	36.40000	0.00000	6.60100	6.73700
113	31.00000	36.40000	36.40000	0.00000	6.61700	6.75600
114	31.00000	36.40000	36.40000	0.00000	6.63300	6.77500
115	31.00000	36.40000	36.40000	0.00000	6.65100	6.79200
116	31.00000	36.40000	36.40000	0.00000	6.66900	6.80400
117	31.00000	36.40000	36.40000	0.00000	6.68800	6.81000
118	31.00000	36.40000	36.40000	0.00000	6.70800	6.81100
119	31.00000	36.40000	36.40000	0.00000	6.72900	6.80600
120	31.00000	36.40000	36.40000	0.00000	6.73300	6.79500
121	31.00000	36.40000	36.40000	0.00000	6.71900	6.78300
122	31.00000	36.40000	36.40000	0.00000	6.70500	6.77100
123	31.00000	36.40000	36.40000	0.00000	6.69300	6.76000
124	31.00000	36.40000	36.40000	0.00000	6.68000	6.74900

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
125	31.00000	36.40000	36.40000	0.00000	6.66900	6.74000
126	31.00000	36.40000	36.40000	0.00000	6.65900	6.73200
127	31.00000	36.40000	36.40000	0.00000	6.64900	6.72400
128	31.00000	36.40000	36.40000	0.00000	6.64000	6.71800
129	31.00000	36.40000	36.40000	0.00000	6.63300	6.71300
130	31.00000	36.40000	36.40000	0.00000	6.62600	6.70900
131	31.00000	36.40000	36.40000	0.00000	6.62000	6.70600
132	31.00000	36.40000	36.40000	0.00000	6.61600	6.70400
133	31.00000	36.40000	36.40000	0.00000	6.61200	6.70400
134	31.00000	36.40000	36.40000	0.00000	6.61000	6.70500
135	31.00000	36.40000	36.40000	0.00000	6.60900	6.70800
136	31.00000	36.40000	36.40000	0.00000	6.61000	6.71200
137	31.00000	36.40000	36.40000	0.00000	6.61100	6.71700
138	31.00000	36.40000	36.40000	0.00000	6.61400	6.72500
139	31.00000	36.40000	36.40000	0.00000	6.61900	6.73300
140	31.00000	36.40000	36.40000	0.00000	6.62500	6.74400
141	31.00000	36.40000	36.40000	0.00000	6.63300	6.75600
142	31.00000	36.40000	36.40000	0.00000	6.64200	6.76900
143	31.00000	36.40000	36.40000	0.00000	6.65300	6.78300
144	31.00000	36.40000	36.40000	0.00000	6.66600	6.79600
145	31.00000	36.40000	36.40000	0.00000	6.68100	6.81000
146	31.00000	36.40000	36.40000	0.00000	6.69500	6.82200
147	31.00000	36.40000	36.40000	0.00000	6.70800	6.83400
148	31.00000	36.40000	36.40000	0.00000	6.72100	6.84500
149	31.00000	36.40000	36.40000	0.00000	6.73300	6.85500
150	31.00000	36.40000	36.40000	0.00000	6.74400	6.86400
151	31.00000	36.40000	36.40000	0.00000	6.75400	6.87300
152	31.00000	36.40000	36.40000	0.00000	6.76400	6.88000
153	31.00000	36.40000	36.40000	0.00000	6.77200	6.88700
154	31.00000	36.40000	36.40000	0.00000	6.78000	6.89300
155	31.00000	36.40000	36.40000	0.00000	6.78700	6.89800
156	31.00000	36.40000	36.40000	0.00000	6.79300	6.90200
157	31.00000	36.40000	36.40000	0.00000	6.79800	6.90500
158	31.00000	36.40000	36.40000	0.00000	6.80300	6.90700
159	31.00000	36.40000	36.40000	0.00000	6.80600	6.90800
160	31.00000	36.40000	36.40000	0.00000	6.80900	6.90800
161	31.00000	36.40000	36.40000	0.00000	6.81000	6.90700
162	31.00000	36.40000	36.40000	0.00000	6.81100	6.90400
163	31.00000	36.40000	36.40000	0.00000	6.81000	6.90100
164	31.00000	36.40000	36.40000	0.00000	6.80800	6.89700
165	31.00000	36.40000	36.40000	0.00000	6.80600	6.89100
166	31.00000	36.40000	36.40000	0.00000	6.80200	6.88500
167	31.00000	36.40000	36.40000	0.00000	6.79800	6.87700
168	31.00000	36.40000	36.40000	0.00000	6.79200	6.86800

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
169	31.00000	36.40000	36.40000	0.00000	6.78500	6.85800
170	31.00000	36.40000	36.40000	0.00000	6.77700	6.84700
171	31.00000	36.40000	36.40000	0.00000	6.76700	6.83400
172	31.00000	36.40000	36.40000	0.00000	6.75700	6.82000
173	31.00000	36.40000	36.40000	0.00000	6.74500	6.80500
174	31.00000	36.40000	36.40000	0.00000	6.73300	6.78900
175	31.00000	36.40000	36.40000	0.00000	6.71900	6.77300
176	31.00000	36.40000	36.40000	0.00000	6.70300	6.76200
177	31.00000	36.40000	36.40000	0.00000	6.68700	6.75400
178	31.00000	36.40000	36.40000	0.00000	6.66900	6.75000
179	31.00000	36.40000	36.40000	0.00000	6.65000	6.75100
180	31.00000	36.40000	36.40000	0.00000	6.64300	6.75500
181	31.00000	36.40000	36.40000	0.00000	6.65100	6.76200
182	31.00000	36.40000	36.40000	0.00000	6.65800	6.76800
183	31.00000	36.40000	36.40000	0.00000	6.66500	6.77500
184	31.00000	36.40000	36.40000	0.00000	6.67100	6.78000
185	31.00000	36.40000	36.40000	0.00000	6.67700	6.78600
186	31.00000	36.40000	36.40000	0.00000	6.68300	6.79100
187	31.00000	36.40000	36.40000	0.00000	6.68800	6.79500
188	31.00000	36.40000	36.40000	0.00000	6.69300	6.79900
189	31.00000	36.40000	36.40000	0.00000	6.69800	6.80300
190	31.00000	36.40000	36.40000	0.00000	6.70200	6.80700
191	31.00000	36.40000	36.40000	0.00000	6.70600	6.81000
192	31.00000	36.40000	36.40000	0.00000	6.71000	6.81200
193	31.00000	36.40000	36.40000	0.00000	6.71300	6.81400
194	31.00000	36.40000	36.40000	0.00000	6.71500	6.81600
195	31.00000	36.40000	36.40000	0.00000	6.71800	6.81700
196	31.00000	36.40000	36.40000	0.00000	6.72000	6.81800
197	31.00000	36.40000	36.40000	0.00000	6.72100	6.81900
198	31.00000	36.40000	36.40000	0.00000	6.72200	6.81900
199	31.00000	36.40000	36.40000	0.00000	6.72300	6.81800
200	31.00000	36.40000	36.40000	0.00000	6.72300	6.81700
201	31.00000	36.40000	36.40000	0.00000	6.72300	6.81600
202	31.00000	36.40000	36.40000	0.00000	6.72200	6.81400
203	31.00000	36.40000	36.40000	0.00000	6.72100	6.81100
204	31.00000	36.40000	36.40000	0.00000	6.71900	6.80800
205	31.00000	36.40000	36.40000	0.00000	6.71700	6.80500
206	31.00000	36.40000	36.40000	0.00000	6.71500	6.80100
207	31.00000	36.40000	36.40000	0.00000	6.71200	6.79700
208	31.00000	36.40000	36.40000	0.00000	6.70800	6.79200
209	31.00000	36.40000	36.40000	0.00000	6.70400	6.78600
210	31.00000	36.40000	36.40000	0.00000	6.69900	6.78000
211	31.00000	36.40000	36.40000	0.00000	6.69400	6.77400
212	31.00000	36.40000	36.40000	0.00000	6.68900	6.76700

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
213	31.00000	36.40000	36.40000	0.00000	6.68300	6.75900
214	31.00000	36.40000	36.40000	0.00000	6.67600	6.75100
215	31.00000	36.40000	36.40000	0.00000	6.66900	6.74200
216	31.00000	36.40000	36.40000	0.00000	6.66100	6.73200
217	31.00000	36.40000	36.40000	0.00000	6.65300	6.72300
218	31.00000	36.40000	36.40000	0.00000	6.64400	6.71200
219	31.00000	36.40000	36.40000	0.00000	6.63500	6.70100
220	31.00000	36.40000	36.40000	0.00000	6.62500	6.68900
221	31.00000	36.40000	36.40000	0.00000	6.61400	6.67700
222	31.00000	36.40000	36.40000	0.00000	6.60300	6.66400
223	31.00000	36.40000	36.40000	0.00000	6.59100	6.65000
224	31.00000	36.40000	36.40000	0.00000	6.57900	6.63600
225	31.00000	36.40000	36.40000	0.00000	6.56600	6.62100
226	31.00000	36.40000	36.40000	0.00000	6.55300	6.60600
227	31.00000	36.40000	36.40000	0.00000	6.53900	6.59000
228	31.00000	36.40000	36.40000	0.00000	6.52400	6.57300
229	31.00000	36.40000	36.40000	0.00000	6.50900	6.55500
230	31.00000	36.40000	36.40000	0.00000	6.49300	6.53700
231	31.00000	36.40000	36.40000	0.00000	6.47600	6.51900
232	31.00000	36.40000	36.40000	0.00000	6.45900	6.49900
233	31.00000	36.40000	36.40000	0.00000	6.44100	6.47900
234	31.00000	36.40000	36.40000	0.00000	6.42200	6.45800
235	31.00000	36.40000	36.40000	0.00000	6.40300	6.43800
236	31.00000	36.40000	36.40000	0.00000	6.38300	6.42100
237	31.00000	36.40000	36.40000	0.00000	6.36200	6.40600
238	31.00000	36.40000	36.40000	0.00000	6.34100	6.39400
239	31.00000	36.40000	36.40000	0.00000	6.31900	6.38500
240	31.00000	36.40000	36.40000	0.00000	6.30600	6.37900
241	31.00000	36.40000	36.40000	0.00000	6.30100	6.37500
242	31.00000	36.40000	36.40000	0.00000	6.29700	6.37000
243	31.00000	36.40000	36.40000	0.00000	6.29300	6.36600
244	31.00000	36.40000	36.40000	0.00000	6.28800	6.36100
245	31.00000	36.40000	36.40000	0.00000	6.28400	6.35700
246	31.00000	36.40000	36.40000	0.00000	6.28000	6.35200
247	31.00000	36.40000	36.40000	0.00000	6.27500	6.34800
248	31.00000	36.40000	36.40000	0.00000	6.27100	6.34300
249	31.00000	36.40000	36.40000	0.00000	6.26600	6.33800
250	31.00000	36.40000	36.40000	0.00000	6.26200	6.33400
251	31.00000	36.40000	36.40000	0.00000	6.25700	6.32900
252	31.00000	36.40000	36.40000	0.00000	6.25300	6.32400
253	31.00000	36.40000	36.40000	0.00000	6.24800	6.32000
254	31.00000	36.40000	36.40000	0.00000	6.24400	6.31500
255	31.00000	36.40000	36.40000	0.00000	6.23900	6.31000
256	31.00000	36.40000	36.40000	0.00000	6.23500	6.30600

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
257	31.00000	36.40000	36.40000	0.00000	6.23000	6.30100
258	31.00000	36.40000	36.40000	0.00000	6.22600	6.29600
259	31.00000	36.40000	36.40000	0.00000	6.22100	6.29100
260	31.00000	36.40000	36.40000	0.00000	6.21600	6.28700
261	31.00000	36.40000	36.40000	0.00000	6.21200	6.28200
262	31.00000	36.40000	36.40000	0.00000	6.20700	6.27700
263	31.00000	36.40000	36.40000	0.00000	6.20200	6.27200
264	31.00000	36.40000	36.40000	0.00000	6.19800	6.26800
265	31.00000	36.40000	36.40000	0.00000	6.19300	6.26300
266	31.00000	36.40000	36.40000	0.00000	6.18900	6.25800
267	31.00000	36.40000	36.40000	0.00000	6.18400	6.25300
268	31.00000	36.40000	36.40000	0.00000	6.17900	6.24900
269	31.00000	36.40000	36.40000	0.00000	6.17500	6.24400
270	31.00000	36.40000	36.40000	0.00000	6.17000	6.23900
271	31.00000	36.40000	36.40000	0.00000	6.16500	6.23400
272	31.00000	36.40000	36.40000	0.00000	6.16100	6.23000
273	31.00000	36.40000	36.40000	0.00000	6.15600	6.22500
274	31.00000	36.40000	36.40000	0.00000	6.15100	6.22000
275	31.00000	36.40000	36.40000	0.00000	6.14700	6.21500
276	31.00000	36.40000	36.40000	0.00000	6.14200	6.21100
277	31.00000	36.40000	36.40000	0.00000	6.13800	6.20600
278	31.00000	36.40000	36.40000	0.00000	6.13300	6.20100
279	31.00000	36.40000	36.40000	0.00000	6.12800	6.19700
280	31.00000	36.40000	36.40000	0.00000	6.12400	6.19200
281	31.00000	36.40000	36.40000	0.00000	6.11900	6.18700
282	31.00000	36.40000	36.40000	0.00000	6.11500	6.18200
283	31.00000	36.40000	36.40000	0.00000	6.11000	6.17800
284	31.00000	36.40000	36.40000	0.00000	6.10500	6.17300
285	31.00000	36.40000	36.40000	0.00000	6.10100	6.16900
286	31.00000	36.40000	36.40000	0.00000	6.09600	6.16400
287	31.00000	36.40000	36.40000	0.00000	6.09200	6.15900
288	31.00000	36.40000	36.40000	0.00000	6.08700	6.15500
289	31.00000	36.40000	36.40000	0.00000	6.08300	6.15000
290	31.00000	36.40000	36.40000	0.00000	6.07800	6.14600
291	31.00000	36.40000	36.40000	0.00000	6.07400	6.14100
292	31.00000	36.40000	36.40000	0.00000	6.07000	6.13700
293	31.00000	36.40000	36.40000	0.00000	6.06500	6.13200
294	31.00000	36.40000	36.40000	0.00000	6.06100	6.12800
295	31.00000	36.40000	36.40000	0.00000	6.05600	6.12300
296	31.00000	36.40000	36.40000	0.00000	6.05200	6.11900
297	31.00000	36.40000	36.40000	0.00000	6.04800	6.11500
298	31.00000	36.40000	36.40000	0.00000	6.04300	6.11000
299	31.00000	36.40000	36.40000	0.00000	6.03900	6.10600
300	31.00000	36.40000	36.40000	0.00000	6.03500	6.10200

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
301	31.00000	36.40000	36.40000	0.00000	6.03100	6.09700
302	31.00000	36.40000	36.40000	0.00000	6.02600	6.09300
303	31.00000	36.40000	36.40000	0.00000	6.02200	6.08900
304	31.00000	36.40000	36.40000	0.00000	6.01800	6.08500
305	31.00000	36.40000	36.40000	0.00000	6.01400	6.08100
306	31.00000	36.40000	36.40000	0.00000	6.01000	6.07700
307	31.00000	36.40000	36.40000	0.00000	6.00600	6.07300
308	31.00000	36.40000	36.40000	0.00000	6.00200	6.06900
309	31.00000	36.40000	36.40000	0.00000	5.99800	6.06500
310	31.00000	36.40000	36.40000	0.00000	5.99400	6.06100
311	31.00000	36.40000	36.40000	0.00000	5.99000	6.05700
312	31.00000	36.40000	36.40000	0.00000	5.98600	6.05300
313	31.00000	36.40000	36.40000	0.00000	5.98200	6.04900
314	31.00000	36.40000	36.40000	0.00000	5.97900	6.04500
315	31.00000	36.40000	36.40000	0.00000	5.97500	6.04200
316	31.00000	36.40000	36.40000	0.00000	5.97100	6.03800
317	31.00000	36.40000	36.40000	0.00000	5.96800	6.03400
318	31.00000	36.40000	36.40000	0.00000	5.96400	6.03100
319	31.00000	36.40000	36.40000	0.00000	5.96000	6.02700
320	31.00000	36.40000	36.40000	0.00000	5.95700	6.02300
321	31.00000	36.40000	36.40000	0.00000	5.95300	6.02000
322	31.00000	36.40000	36.40000	0.00000	5.95000	6.01700
323	31.00000	36.40000	36.40000	0.00000	5.94600	6.01300
324	31.00000	36.40000	36.40000	0.00000	5.94300	6.01000
325	31.00000	36.40000	36.40000	0.00000	5.94000	6.00700
326	31.00000	36.40000	36.40000	0.00000	5.93700	6.00300
327	31.00000	36.40000	36.40000	0.00000	5.93300	6.00000
328	31.00000	36.40000	36.40000	0.00000	5.93000	5.99700
329	31.00000	36.40000	36.40000	0.00000	5.92700	5.99400
330	31.00000	36.40000	36.40000	0.00000	5.92400	5.99100
331	31.00000	36.40000	36.40000	0.00000	5.92100	5.98800
332	31.00000	36.40000	36.40000	0.00000	5.91800	5.98500
333	31.00000	36.40000	36.40000	0.00000	5.91500	5.98200
334	31.00000	36.40000	36.40000	0.00000	5.91200	5.98000
335	31.00000	36.40000	36.40000	0.00000	5.91000	5.97700
336	31.00000	36.40000	36.40000	0.00000	5.90700	5.97400
337	31.00000	36.40000	36.40000	0.00000	5.90400	5.97200
338	31.00000	36.40000	36.40000	0.00000	5.90200	5.96900
339	31.00000	36.40000	36.40000	0.00000	5.89900	5.96700
340	31.00000	36.40000	36.40000	0.00000	5.89600	5.96400
341	31.00000	36.40000	36.40000	0.00000	5.89400	5.96200
342	31.00000	36.40000	36.40000	0.00000	5.89200	5.96000
343	31.00000	36.40000	36.40000	0.00000	5.88900	5.95800
344	31.00000	36.40000	36.40000	0.00000	5.88700	5.95600

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

	FRM	228	327	Fitch NIM	1MO LIBOR	6MO LIBOR
345	31.00000	36.40000	36.40000	0.00000	5.88500	5.95400
346	31.00000	36.40000	36.40000	0.00000	5.88300	5.95200
347	31.00000	36.40000	36.40000	0.00000	5.88100	5.95000
348	31.00000	36.40000	36.40000	0.00000	5.87900	5.94800
349	31.00000	36.40000	36.40000	0.00000	5.87700	5.94600
350	31.00000	36.40000	36.40000	0.00000	5.87500	5.94400
351	31.00000	36.40000	36.40000	0.00000	5.87300	5.94300
352	31.00000	36.40000	36.40000	0.00000	5.87200	5.94100
353	31.00000	36.40000	36.40000	0.00000	5.87000	5.94000
354	31.00000	36.40000	36.40000	0.00000	5.86900	5.93800
355	31.00000	36.40000	36.40000	0.00000	5.86700	5.93700
356	31.00000	36.40000	36.40000	0.00000	5.86600	5.93600
357	31.00000	36.40000	36.40000	0.00000	5.86400	5.93500
358	31.00000	36.40000	36.40000	0.00000	5.86300	5.93400
359	31.00000	36.40000	36.40000	0.00000	5.86200	5.93200
360	31.00000	36.40000	36.40000	0.00000	5.86200	5.93200
					5.86200	5.93200
					5.86200	5.93200
					5.86200	5.93200

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M7 BE Analysis TW

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	25 CPR
Default	4.496 CDR
Loss Severity	100%
Servicer Advances	100%
Liquidation Lag	12
LIBOR	FWD
Triggers	Fail
Optional Redemption	Call (N)
WAL	14.68
Principal Writedown	7,716.05 (0.08%)
Total Collat Loss (Collat Maturity)	85,428,037.07 (13.33%)
Total Collat Liquidation (Collat Maturity)	85,428,037.07 (13.33%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class II-A3 BE Analysis Cambridge

Balance	$22,148,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	25.776 CDR	22.081 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	5.75	6.10
Principal Writedown	3,361.29 (0.02%)	1,452.89 (0.01%)
Total Collat Loss (Collat Maturity)	167,923,215.41 (26.20%)	152,049,099.69 (23.73%)
Total Collat Liquidation (Collat Maturity)	332,207,185.02 (51.84%)	300,809,568.66 (46.94%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M7 BE Analysis Cambridge

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	8.702 CDR	6.069 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	11.54	12.36
Principal Writedown	2,071.72 (0.02%)	1,211.47 (0.01%)
Total Collat Loss (Collat Maturity)	75,377,727.34 (11.76%)	55,369,496.18 (8.64%)
Total Collat Liquidation (Collat Maturity)	149,102,507.22 (23.27%)	109,515,514.09 (17.09%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M8 BE Analysis Cambridge

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	7.369 CDR	4.884 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	11.95	12.76
Principal Writedown	6,707.67 (0.07%)	525.65 (0.01%)
Total Collat Loss (Collat Maturity)	65,507,723.27 (10.22%)	45,651,322.35 (7.12%)
Total Collat Liquidation (Collat Maturity)	129,573,338.69 (20.22%)	90,289,119.91 (14.09%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M9 BE Analysis Cambridge

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	6.113 CDR	3.76 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	12.35	13.17
Principal Writedown	5,616.13 (0.06%)	7,412.19 (0.08%)
Total Collat Loss (Collat Maturity)	55,720,676.27 (8.70%)	35,982,054.73 (5.61%)
Total Collat Liquidation (Collat Maturity)	110,209,398.25 (17.20%)	71,161,145.60 (11.10%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/Yield - B2

RBS Greenwich Capital

Balance	$9,612,000.00	Delay	0
Coupon	4.6	Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Total Collat Loss (Collat Maturity)	62,567,812.76 (9.76%)	39,576,889.54 (6.18%)
Default	9.124 CDR	5.343 CDR
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq	100%	100%
Optional Redemption	Call (N)	Call (N)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - XS Spread Report **Terwin**

CDR 5%
Sev 60%
Lag 6M
FWD LIBOR
100% PPC

Period Total	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
0	Jun30,04	0.00	640,828,939.31	3.98%
1	Jul25,04	2,127,352.04	636,991,022.59	4.45%
2	Aug25,04	2,364,535.94	631,955,150.70	4.26%
3	Sep25,04	2,241,455.83	626,165,584.07	4.13%
4	Oct25,04	2,153,008.60	619,638,351.16	3.86%
5	Nov25,04	1,994,040.13	612,392,241.77	3.75%
6	Dec25,04	1,914,930.68	604,448,827.64	3.48%
7	Jan25,05	1,753,829.57	593,519,346.74	3.30%
8	Feb25,05	1,630,021.39	581,569,535.08	3.41%
9	Mar25,05	1,653,483.85	569,038,150.65	2.93%
10	Apr25,05	1,390,359.34	555,970,116.40	2.86%
11	May25,05	1,324,378.11	542,561,250.54	2.58%
12	Jun25,05	1,167,632.19	528,840,476.16	2.53%
13	Jul25,05	1,115,180.14	514,888,368.60	2.25%
14	Aug25,05	966,329.44	500,732,766.73	2.09%
15	Sep25,05	873,016.86	486,402,462.65	2.08%
16	Oct25,05	843,591.83	471,927,059.75	1.83%
17	Nov25,05	719,731.42	457,337,193.08	1.83%
18	Dec25,05	699,336.49	442,662,877.42	1.57%
19	Jan25,06	577,981.50	427,934,523.75	1.44%
20	Feb25,06	514,156.47	413,182,567.01	1.76%
21	Mar25,06	604,668.94	398,437,534.13	1.35%
22	Apr25,06	446,617.72	383,782,163.01	2.70%
23	May25,06	862,171.78	369,687,654.30	2.51%
24	Jun25,06	771,805.69	356,051,150.12	3.06%
25	Jul25,06	908,777.30	342,931,377.95	2.75%
26	Aug25,06	784,657.45	330,297,814.83	2.61%
27	Sep25,06	717,800.73	318,134,293.43	2.69%
28	Oct25,06	713,766.63	306,426,949.96	2.88%
29	Nov25,06	736,391.99	295,174,756.52	2.95%
30	Dec25,06	724,825.50	284,343,756.15	2.72%
31	Jan25,07	643,839.73	273,920,618.70	2.61%
32	Feb25,07	596,765.00	263,887,291.36	3.12%
33	Mar25,07	685,870.88	254,228,953.20	2.50%
34	Apr25,07	529,847.83	244,933,151.52	3.31%
35	May25,07	675,350.30	236,002,450.64	3.03%
36	Jun25,07	595,581.30	227,404,221.18	3.29%
37	Jul25,07	623,337.88	219,128,641.67	3.00%
38	Aug25,07	547,383.11	211,160,514.76	2.92%
39	Sep25,07	513,653.93	203,488,216.80	3.11%
40	Oct25,07	526,649.24	196,101,279.99	3.24%
41	Nov25,07	529,847.47	188,995,454.65	3.38%
42	Dec25,07	533,124.42	182,152,626.55	3.16%
43	Jan25,08	479,830.67	175,564,148.15	3.08%
44	Feb25,08	449,926.77	169,219,107.65	3.45%
45	Mar25,08	486,721.86	163,108,343.29	2.92%
46	Apr25,08	396,641.67	157,223,269.27	3.24%
47	May25,08	423,919.28	151,557,455.56	2.90%
48	Jun25,08	366,738.57	146,100,308.32	3.07%
49	Jul25,08	373,742.60	140,844,216.68	2.74%
50	Aug25,08	321,712.63	135,781,394.49	2.66%
51	Sep25,08	300,623.17	130,904,597.03	2.83%
52	Oct25,08	309,031.12	126,206,946.15	2.58%
53	Nov25,08	270,926.35	121,682,343.65	2.76%
54	Dec25,08	279,793.60	117,323,596.33	2.45%
55	Jan25,09	239,828.65	113,124,604.28	2.39%
56	Feb25,09	225,602.73	109,079,283.07	3.10%
57	Mar25,09	282,100.55	105,181,894.86	2.29%
58	Apr25,09	200,320.84	101,426,919.58	2.50%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
59	May25,09	211,068.77	97,809,046.92	2.20%
60	Jun25,09	179,274.72	94,323,167.19	2.39%
61	Jul25,09	187,787.44	90,964,364.90	2.02%
62	Aug25,09	153,422.23	87,727,910.38	1.92%
63	Sep25,09	140,459.64	84,609,253.19	2.09%
64	Oct25,09	147,329.27	81,604,015.11	1.72%
65	Nov25,09	117,097.63	78,707,984.48	1.90%
66	Dec25,09	124,341.67	75,917,106.78	1.52%
67	Jan25,10	96,406.53	73,227,481.79	1.44%
68	Feb25,10	87,761.02	70,635,356.40	2.20%
69	Mar25,10	129,301.44	68,137,119.20	1.29%
70	Apr25,10	73,223.91	65,729,295.01	1.48%
71	May25,10	80,897.16	63,408,539.83	0.60%
72	Jun25,10	31,890.28	61,171,635.25	0.73%
73	Jul25,10	37,373.97	59,015,484.26	0.49%
74	Aug25,10	23,908.30	56,937,106.38	0.43%
75	Sep25,10	20,375.31	54,933,633.23	0.56%
76	Oct25,10	25,456.82	53,002,304.24	0.32%
77	Nov25,10	14,118.78	51,140,462.56	0.45%
78	Dec25,10	19,077.89	49,345,551.08	0.24%
79	Jan25,11	9,939.40	47,615,108.63	0.21%
80	Feb25,11	8,322.84	45,946,766.33	0.67%
81	Mar25,11	25,555.47	44,338,244.09	0.15%
82	Apr25,11	5,459.77	42,787,347.20	0.26%
83	May25,11	9,167.26	41,291,963.11	0.09%
84	Jun25,11	3,033.29	39,850,058.28	0.18%
85	Jul25,11	6,014.05	38,459,675.19	0.04%
86	Aug25,11	1,217.63	37,118,929.45	0.03%
87	Sep25,11	880.78	35,826,007.03	0.11%
88	Oct25,11	3,214.79	34,579,161.58	0.01%
89	Nov25,11	383.30	33,376,711.86	0.07%
90	Dec25,11	1,835.22	32,217,039.28	0.00%
91	Jan25,12	89.99	31,098,585.52	0.00%
92	Feb25,12	17.29	30,019,850.24	0.12%
93	Mar25,12	3,013.19	28,979,388.90	0.00%
94	Apr25,12	0.00	27,975,810.64	0.00%
95	May25,12	0.00	27,007,776.25	0.00%
96	Jun25,12	0.00	26,073,996.22	0.00%
97	Jul25,12	0.00	25,173,228.86	0.00%
98	Aug25,12	0.00	24,304,278.50	0.00%
99	Sep25,12	0.00	23,465,993.72	0.00%
100	Oct25,12	0.00	22,657,265.75	0.00%
101	Nov25,12	0.00	21,877,026.79	0.00%
102	Dec25,12	0.00	21,124,248.52	0.00%
103	Jan25,13	0.00	20,397,940.57	0.00%
104	Feb25,13	0.00	19,697,149.12	0.02%
105	Mar25,13	308.44	19,020,955.53	0.00%
106	Apr25,13	0.00	18,368,474.98	0.00%
107	May25,13	0.00	17,738,855.25	0.00%
108	Jun25,13	0.00	17,131,275.46	0.00%
109	Jul25,13	0.00	16,544,944.90	0.00%
110	Aug25,13	0.00	15,979,101.92	0.00%
111	Sep25,13	0.00	15,433,012.80	0.00%
112	Oct25,13	0.00	14,905,970.74	0.00%
113	Nov25,13	0.00	14,397,294.77	0.00%
114	Dec25,13	0.00	13,906,328.99	0.00%
115	Jan25,14	0.00	13,432,441.49	0.00%
116	Feb25,14	0.00	12,975,023.47	0.00%
117	Mar25,14	0.00	12,533,488.35	0.00%
118	Apr25,14	0.00	12,107,465.96	0.00%
119	May25,14	0.00	11,696,207.67	0.00%
120	Jun25,14	0.00	11,299,189.01	0.00%
121	Jul25,14	0.00	10,915,904.65	0.00%
122	Aug25,14	0.00	10,545,867.61	0.00%
123	Sep25,14	0.00	10,188,608.63	0.00%
124	Oct25,14	0.00	9,843,675.47	0.00%
125	Nov25,14	0.00	9,510,632.35	0.00%
126	Dec25,14	0.00	9,189,059.23	0.00%
127	Jan25,15	0.00	8,878,551.34	0.00%
128	Feb25,15	0.00	8,578,718.53	0.00%
129	Mar25,15	0.00	8,289,184.78	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
130	Apr25,15	0.00	8,009,587.64	0.00%
131	May25,15	0.00	7,739,577.75	0.00%
132	Jun25,15	0.00	7,478,818.36	0.00%
133	Jul25,15	0.00	7,226,984.84	0.00%
134	Aug25,15	0.00	6,983,764.28	0.00%
135	Sep25,15	0.00	6,748,855.00	0.00%
136	Oct25,15	0.00	6,521,966.16	0.00%
137	Nov25,15	0.00	6,302,817.38	0.00%
138	Dec25,15	0.00	6,091,138.34	0.00%
139	Jan25,16	0.00	5,886,668.39	0.00%
140	Feb25,16	0.00	5,689,156.24	0.00%
141	Mar25,16	0.00	5,498,359.57	0.00%
142	Apr25,16	0.00	5,314,044.74	0.00%
143	May25,16	0.00	5,135,986.44	0.00%
144	Jun25,16	0.00	4,963,967.40	0.00%
145	Jul25,16	0.00	4,797,778.11	0.00%
146	Aug25,16	0.00	4,637,216.50	0.00%
147	Sep25,16	0.00	4,482,087.71	0.00%
148	Oct25,16	0.00	4,332,203.78	0.00%
149	Nov25,16	0.00	4,187,383.46	0.00%
150	Dec25,16	0.00	4,047,451.91	0.00%
151	Jan25,17	0.00	3,912,240.48	0.00%
152	Feb25,17	0.00	3,781,586.50	0.00%
153	Mar25,17	0.00	3,655,333.07	0.00%
154	Apr25,17	0.00	3,533,328.81	0.00%
155	May25,17	0.00	3,415,427.71	0.00%
156	Jun25,17	0.00	3,301,488.88	0.00%
157	Jul25,17	0.00	3,191,376.43	0.00%
158	Aug25,17	0.00	3,084,959.23	0.00%
159	Sep25,17	0.00	2,982,110.76	0.00%
160	Oct25,17	0.00	2,882,708.97	0.00%
161	Nov25,17	0.00	2,786,636.06	0.00%
162	Dec25,17	0.00	2,693,778.40	0.00%
163	Jan25,18	0.00	2,604,026.31	0.00%
164	Feb25,18	0.00	2,517,273.96	0.00%
165	Mar25,18	0.00	2,433,419.23	0.00%
166	Apr25,18	0.00	2,352,363.54	0.00%
167	May25,18	0.00	2,274,011.78	0.00%
168	Jun25,18	0.00	2,198,272.14	0.00%
169	Jul25,18	0.00	2,125,055.96	0.00%
170	Aug25,18	0.00	2,054,277.74	0.00%
171	Sep25,18	0.00	1,985,854.90	0.00%
172	Oct25,18	0.00	1,919,707.77	0.00%
173	Nov25,18	0.00	1,855,373.09	0.00%
174	Dec25,18	0.00	1,793,560.30	0.00%
175	Jan25,19	0.00	1,733,799.97	0.00%
176	Feb25,19	0.00	1,676,023.07	0.00%
177	Mar25,19	0.00	1,620,163.05	0.00%
178	Apr25,19	0.00	1,566,317.06	0.00%
179	May25,19	0.00	1,513,963.58	0.00%
180	Jun25,19	0.00	1,464,154.44	0.00%
181	Jul25,19	0.00	1,416,100.76	0.00%
182	Aug25,19	0.00	1,369,627.27	0.00%
183	Sep25,19	0.00	1,324,681.07	0.00%
184	Oct25,19	0.00	1,281,211.04	0.00%
185	Nov25,19	0.00	1,239,167.85	0.00%
186	Dec25,19	0.00	1,198,503.84	0.00%
187	Jan25,20	0.00	1,159,173.01	0.00%
188	Feb25,20	0.00	1,121,130.91	0.00%
189	Mar25,20	0.00	1,084,334.62	0.00%
190	Apr25,20	0.00	1,048,742.69	0.00%
191	May25,20	0.00	1,014,315.08	0.00%
192	Jun25,20	0.00	981,013.12	0.00%
193	Jul25,20	0.00	948,799.45	0.00%
194	Aug25,20	0.00	917,638.00	0.00%
195	Sep25,20	0.00	887,493.89	0.00%
196	Oct25,20	0.00	858,333.47	0.00%
197	Nov25,20	0.00	830,124.20	0.00%
198	Dec25,20	0.00	802,834.64	0.00%
199	Jan25,21	0.00	776,434.44	0.00%
200	Feb25,21	0.00	750,894.26	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
201	Mar25,21	0.00	726,185.76	0.00%
202	Apr25,21	0.00	702,281.53	0.00%
203	May25,21	0.00	679,155.12	0.00%
204	Jun25,21	0.00	656,780.96	0.00%
205	Jul25,21	0.00	635,134.32	0.00%
206	Aug25,21	0.00	614,191.33	0.00%
207	Sep25,21	0.00	593,928.90	0.00%
208	Oct25,21	0.00	574,324.72	0.00%
209	Nov25,21	0.00	555,357.24	0.00%
210	Dec25,21	0.00	537,005.62	0.00%
211	Jan25,22	0.00	519,249.71	0.00%
212	Feb25,22	0.00	502,070.05	0.00%
213	Mar25,22	0.00	485,447.82	0.00%
214	Apr25,22	0.00	469,364.83	0.00%
215	May25,22	0.00	453,803.49	0.00%
216	Jun25,22	0.00	438,746.81	0.00%
217	Jul25,22	0.00	424,178.35	0.00%
218	Aug25,22	0.00	410,082.22	0.00%
219	Sep25,22	0.00	396,443.05	0.00%
220	Oct25,22	0.00	383,246.00	0.00%
221	Nov25,22	0.00	370,476.71	0.00%
222	Dec25,22	0.00	358,121.29	0.00%
223	Jan25,23	0.00	346,166.31	0.00%
224	Feb25,23	0.00	334,598.79	0.00%
225	Mar25,23	0.00	323,406.17	0.00%
226	Apr25,23	0.00	312,576.33	0.00%
227	May25,23	0.00	302,097.50	0.00%
228	Jun25,23	0.00	291,956.34	0.00%
229	Jul25,23	0.00	282,147.88	0.00%
230	Aug25,23	0.00	272,655.47	0.00%
231	Sep25,23	0.00	263,470.86	0.00%
232	Oct25,23	0.00	254,584.11	0.00%
233	Nov25,23	0.00	245,985.60	0.00%
234	Dec25,23	0.00	237,666.01	0.00%
235	Jan25,24	0.00	229,616.38	0.00%
236	Feb25,24	0.00	221,828.02	0.00%
237	Mar25,24	0.00	214,292.55	0.00%
238	Apr25,24	0.00	207,011.66	0.00%
239	May25,24	0.00	200,042.08	0.00%
240	Jun25,24	0.00	193,297.88	0.00%
241	Jul25,24	0.00	186,798.92	0.00%
242	Aug25,24	0.00	180,509.83	0.00%
243	Sep25,24	0.00	174,423.85	0.00%
244	Oct25,24	0.00	168,534.49	0.00%
245	Nov25,24	0.00	162,835.45	0.00%
246	Dec25,24	0.00	157,320.61	0.00%
247	Jan25,25	0.00	151,984.10	0.00%
248	Feb25,25	0.00	146,820.20	0.00%
249	Mar25,25	0.00	141,823.39	0.00%
250	Apr25,25	0.00	136,988.32	0.00%
251	May25,25	0.00	132,309.83	0.00%
252	Jun25,25	0.00	127,782.90	0.00%
253	Jul25,25	0.00	123,402.71	0.00%
254	Aug25,25	0.00	119,164.55	0.00%
255	Sep25,25	0.00	115,063.89	0.00%
256	Oct25,25	0.00	111,096.35	0.00%
257	Nov25,25	0.00	107,257.68	0.00%
258	Dec25,25	0.00	103,543.75	0.00%
259	Jan25,26	0.00	99,950.60	0.00%
260	Feb25,26	0.00	96,474.37	0.00%
261	Mar25,26	0.00	93,111.32	0.00%
262	Apr25,26	0.00	89,857.86	0.00%
263	May25,26	0.00	86,710.49	0.00%
264	Jun25,26	0.00	83,665.82	0.00%
265	Jul25,26	0.00	80,720.58	0.00%
266	Aug25,26	0.00	77,871.61	0.00%
267	Sep25,26	0.00	75,115.82	0.00%
268	Oct25,26	0.00	72,450.26	0.00%
269	Nov25,26	0.00	69,872.05	0.00%
270	Dec25,26	0.00	67,378.41	0.00%
271	Jan25,27	0.00	64,966.63	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
272	Feb25,27	0.00	62,634.11	0.00%
273	Mar25,27	0.00	60,378.33	0.00%
274	Apr25,27	0.00	58,196.83	0.00%
275	May25,27	0.00	56,087.26	0.00%
276	Jun25,27	0.00	54,047.31	0.00%
277	Jul25,27	0.00	52,074.77	0.00%
278	Aug25,27	0.00	50,167.48	0.00%
279	Sep25,27	0.00	48,323.38	0.00%
280	Oct25,27	0.00	46,540.43	0.00%
281	Nov25,27	0.00	44,816.70	0.00%
282	Dec25,27	0.00	43,150.28	0.00%
283	Jan25,28	0.00	41,539.36	0.00%
284	Feb25,28	0.00	39,982.15	0.00%
285	Mar25,28	0.00	38,476.95	0.00%
286	Apr25,28	0.00	37,022.09	0.00%
287	May25,28	0.00	35,615.96	0.00%
288	Jun25,28	0.00	34,257.01	0.00%
289	Jul25,28	0.00	32,943.72	0.00%
290	Aug25,28	0.00	31,674.64	0.00%
291	Sep25,28	0.00	30,448.35	0.00%
292	Oct25,28	0.00	29,263.48	0.00%
293	Nov25,28	0.00	28,118.70	0.00%
294	Dec25,28	0.00	27,012.73	0.00%
295	Jan25,29	0.00	25,944.32	0.00%
296	Feb25,29	0.00	24,912.81	0.00%
297	Mar25,29	0.00	23,916.47	0.00%
298	Apr25,29	0.00	22,954.17	0.00%
299	May25,29	0.00	22,026.63	0.00%
300	Jun25,29	0.00	21,131.45	0.00%
301	Jul25,29	0.00	20,267.02	0.00%
302	Aug25,29	0.00	19,432.35	0.00%
303	Sep25,29	0.00	18,626.48	0.00%
304	Oct25,29	0.00	17,848.49	0.00%
305	Nov25,29	0.00	17,097.46	0.00%
306	Dec25,29	0.00	16,372.54	0.00%
307	Jan25,30	0.00	15,672.87	0.00%
308	Feb25,30	0.00	14,997.65	0.00%
309	Mar25,30	0.00	14,346.08	0.00%
310	Apr25,30	0.00	13,717.39	0.00%
311	May25,30	0.00	13,110.84	0.00%
312	Jun25,30	0.00	12,525.71	0.00%
313	Jul25,30	0.00	11,961.31	0.00%
314	Aug25,30	0.00	11,416.96	0.00%
315	Sep25,30	0.00	10,892.01	0.00%
316	Oct25,30	0.00	10,385.82	0.00%
317	Nov25,30	0.00	9,897.79	0.00%
318	Dec25,30	0.00	9,427.32	0.00%
319	Jan25,31	0.00	8,973.84	0.00%
320	Feb25,31	0.00	8,536.79	0.00%
321	Mar25,31	0.00	8,115.62	0.00%
322	Apr25,31	0.00	7,709.83	0.00%
323	May25,31	0.00	7,318.90	0.00%
324	Jun25,31	0.00	6,942.34	0.00%
325	Jul25,31	0.00	6,579.69	0.00%
326	Aug25,31	0.00	6,230.48	0.00%
327	Sep25,31	0.00	5,894.26	0.00%
328	Oct25,31	0.00	5,570.61	0.00%
329	Nov25,31	0.00	5,259.11	0.00%
330	Dec25,31	0.00	4,959.36	0.00%
331	Jan25,32	0.00	4,670.96	0.00%
332	Feb25,32	0.00	4,393.54	0.00%
333	Mar25,32	0.00	4,126.72	0.00%
334	Apr25,32	0.00	3,870.17	0.00%
335	May25,32	0.00	3,623.52	0.00%
336	Jun25,32	0.00	3,386.46	0.00%
337	Jul25,32	0.00	3,158.65	0.00%
338	Aug25,32	0.00	2,939.79	0.00%
339	Sep25,32	0.00	2,729.57	0.00%
340	Oct25,32	0.00	2,527.69	0.00%
341	Nov25,32	0.00	2,333.89	0.00%
342	Dec25,32	0.00	2,147.88	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
343	Jan25,33	0.00	1,969.40	0.00%
344	Feb25,33	0.00	1,798.19	0.00%
345	Mar25,33	0.00	1,634.00	0.00%
346	Apr25,33	0.00	1,476.59	0.00%
347	May25,33	0.00	1,325.73	0.00%
348	Jun25,33	0.00	1,181.20	0.00%
349	Jul25,33	0.00	1,042.77	0.00%
350	Aug25,33	0.00	910.23	0.00%
351	Sep25,33	0.00	783.38	0.00%
352	Oct25,33	0.00	662.02	0.00%
353	Nov25,33	0.00	545.96	0.00%
354	Dec25,33	0.00	434.98	0.00%
355	Jan25,34	0.00	328.94	0.00%
356	Feb25,34	0.00	227.66	0.00%
357	Mar25,34	0.00	131.01	0.00%
358	Apr25,34	0.00	42.21	0.00%
359	May25,34	0.00	20.56	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - XS Spread Report Terwin

CDR 5%
Sev 60%
Lag 6M
FWD LIBOR + 200
100% PPC

Period Total	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
0	Jun30,04	0.00	640,828,939.31	3.98%
1	Jul25,04	2,127,352.04	636,991,022.59	2.45%
2	Aug25,04	1,299,063.34	631,955,150.70	2.26%
3	Sep25,04	1,189,161.38	626,165,584.07	2.19%
4	Oct25,04	1,144,145.07	619,638,351.16	1.88%
5	Nov25,04	971,898.93	612,392,241.77	1.84%
6	Dec25,04	937,471.80	604,448,827.64	1.53%
7	Jan25,05	769,326.69	593,519,346.74	1.35%
8	Feb25,05	668,977.72	581,569,535.08	1.62%
9	Mar25,05	785,212.93	569,038,150.65	1.00%
10	Apr25,05	475,262.28	555,970,116.40	0.98%
11	May25,05	455,341.41	542,561,250.54	0.66%
12	Jun25,05	299,540.75	528,840,476.16	0.66%
13	Jul25,05	291,077.04	514,888,368.60	0.35%
14	Aug25,05	149,923.67	500,732,766.73	0.20%
15	Sep25,05	84,000.84	486,402,462.65	0.24%
16	Oct25,05	98,165.50	471,927,059.75	0.02%
17	Nov25,05	6,044.48	457,337,193.08	0.07%
18	Dec25,05	25,984.17	442,662,877.42	0.00%
19	Jan25,06	0.00	427,934,523.75	0.00%
20	Feb25,06	0.00	413,182,567.01	0.12%
21	Mar25,06	40,779.92	398,437,534.13	0.00%
22	Apr25,06	0.00	383,782,163.01	0.88%
23	May25,06	280,450.89	369,687,654.30	0.66%
24	Jun25,06	202,013.28	356,051,150.12	1.24%
25	Jul25,06	367,694.09	342,931,377.95	0.91%
26	Aug25,06	259,667.33	330,297,814.83	0.79%
27	Sep25,06	218,248.46	318,134,293.43	0.94%
28	Oct25,06	250,028.53	306,426,949.96	1.08%
29	Nov25,06	275,963.09	295,174,756.52	1.20%
30	Dec25,06	294,616.86	284,343,756.15	0.95%
31	Jan25,07	226,006.14	273,920,618.70	0.87%
32	Feb25,07	197,667.66	263,887,291.36	1.48%
33	Mar25,07	326,504.59	254,228,953.20	0.78%
34	Apr25,07	165,601.18	244,933,151.52	1.58%
35	May25,07	322,610.19	236,002,450.64	1.28%
36	Jun25,07	251,563.46	227,404,221.18	1.59%
37	Jul25,07	300,545.07	219,128,641.67	1.27%
38	Aug25,07	232,557.85	211,160,514.76	1.22%
39	Sep25,07	213,930.18	203,488,216.80	1.46%
40	Oct25,07	248,371.04	196,101,520.35	1.67%
41	Nov25,07	273,544.28	188,997,616.69	1.88%
42	Dec25,07	295,785.13	182,156,569.46	1.63%
43	Jan25,08	247,704.45	175,569,829.40	1.56%
44	Feb25,08	228,676.08	169,226,394.87	2.04%
45	Mar25,08	287,691.92	163,117,111.41	1.42%
46	Apr25,08	193,290.94	157,233,250.31	1.68%
47	May25,08	220,769.16	151,567,220.47	1.33%
48	Jun25,08	168,069.97	146,109,859.66	1.55%
49	Jul25,08	189,021.46	140,853,483.09	1.21%
50	Aug25,08	141,765.18	135,790,384.13	1.15%
51	Sep25,08	129,978.36	130,913,317.81	1.38%
52	Oct25,08	150,033.98	126,215,367.57	1.10%
53	Nov25,08	115,698.09	121,690,431.01	1.33%
54	Dec25,08	135,155.99	117,331,362.85	1.02%
55	Jan25,09	99,696.43	113,132,063.03	0.98%
56	Feb25,09	92,544.57	109,086,446.23	1.82%
57	Mar25,09	165,014.34	105,188,774.12	0.92%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
58	Apr25,09	80,756.20	101,433,526.17	1.17%
59	May25,09	99,195.87	97,815,391.28	0.88%
60	Jun25,09	72,105.78	94,329,259.72	1.11%
61	Jul25,09	87,564.00	90,970,215.39	0.78%
62	Aug25,09	59,117.61	87,733,528.43	0.72%
63	Sep25,09	52,355.34	84,614,648.03	0.90%
64	Oct25,09	63,381.55	81,609,195.57	0.60%
65	Nov25,09	40,546.22	78,712,958.05	0.77%
66	Dec25,09	50,455.70	75,921,881.69	0.48%
67	Jan25,10	30,523.06	73,232,065.86	0.43%
68	Feb25,10	26,094.81	70,639,757.23	1.18%
69	Mar25,10	69,282.63	68,141,344.09	0.32%
70	Apr25,10	18,356.47	65,733,350.97	0.50%
71	May25,10	27,345.40	63,412,433.40	0.08%
72	Jun25,10	4,096.01	61,175,372.91	0.13%
73	Jul25,10	6,438.79	59,019,072.23	0.05%
74	Aug25,10	2,250.44	56,940,550.63	0.03%
75	Sep25,10	1,554.21	54,936,939.49	0.05%
76	Oct25,10	2,069.51	53,005,478.03	0.01%
77	Nov25,10	517.66	51,143,509.17	0.01%
78	Dec25,10	335.19	49,348,475.58	0.00%
79	Jan25,11	0.00	47,617,915.89	0.00%
80	Feb25,11	0.00	45,949,461.05	0.19%
81	Mar25,11	7,197.89	44,340,830.76	0.00%
82	Apr25,11	0.00	42,789,830.13	0.00%
83	May25,11	0.00	41,294,346.44	0.00%
84	Jun25,11	0.00	39,852,346.00	0.00%
85	Jul25,11	0.00	38,461,871.11	0.00%
86	Aug25,11	0.00	37,121,037.25	0.00%
87	Sep25,11	0.00	35,828,030.23	0.00%
88	Oct25,11	0.00	34,581,103.56	0.00%
89	Nov25,11	0.00	33,378,575.86	0.00%
90	Dec25,11	0.00	32,218,828.43	0.00%
91	Jan25,12	0.00	31,100,302.80	0.00%
92	Feb25,12	0.00	30,021,498.53	0.00%
93	Mar25,12	0.00	28,980,970.96	0.00%
94	Apr25,12	0.00	27,977,329.12	0.00%
95	May25,12	0.00	27,009,233.70	0.00%
96	Jun25,12	0.00	26,075,395.08	0.00%
97	Jul25,12	0.00	25,174,571.47	0.00%
98	Aug25,12	0.00	24,305,567.10	0.00%
99	Sep25,12	0.00	23,467,230.49	0.00%
100	Oct25,12	0.00	22,658,452.76	0.00%
101	Nov25,12	0.00	21,878,166.04	0.00%
102	Dec25,12	0.00	21,125,341.91	0.00%
103	Jan25,13	0.00	20,398,989.94	0.00%
104	Feb25,13	0.00	19,698,156.24	0.00%
105	Mar25,13	0.00	19,021,922.08	0.00%
106	Apr25,13	0.00	18,369,402.60	0.00%
107	May25,13	0.00	17,739,745.49	0.00%
108	Jun25,13	0.00	17,132,129.82	0.00%
109	Jul25,13	0.00	16,545,764.83	0.00%
110	Aug25,13	0.00	15,979,888.78	0.00%
111	Sep25,13	0.00	15,433,767.93	0.00%
112	Oct25,13	0.00	14,906,695.41	0.00%
113	Nov25,13	0.00	14,397,990.21	0.00%
114	Dec25,13	0.00	13,906,996.36	0.00%
115	Jan25,14	0.00	13,433,081.92	0.00%
116	Feb25,14	0.00	12,975,638.04	0.00%
117	Mar25,14	0.00	12,534,078.10	0.00%
118	Apr25,14	0.00	12,108,031.89	0.00%
119	May25,14	0.00	11,696,750.73	0.00%
120	Jun25,14	0.00	11,299,710.13	0.00%
121	Jul25,14	0.00	10,916,404.70	0.00%
122	Aug25,14	0.00	10,546,347.44	0.00%
123	Sep25,14	0.00	10,189,069.05	0.00%
124	Oct25,14	0.00	9,844,117.27	0.00%
125	Nov25,14	0.00	9,511,056.26	0.00%
126	Dec25,14	0.00	9,189,465.99	0.00%
127	Jan25,15	0.00	8,878,941.63	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
128	Feb25,15	0.00	8,579,093.01	0.00%
129	Mar25,15	0.00	8,289,544.09	0.00%
130	Apr25,15	0.00	8,009,932.38	0.00%
131	May25,15	0.00	7,739,908.52	0.00%
132	Jun25,15	0.00	7,479,135.72	0.00%
133	Jul25,15	0.00	7,227,289.34	0.00%
134	Aug25,15	0.00	6,984,056.42	0.00%
135	Sep25,15	0.00	6,749,135.28	0.00%
136	Oct25,15	0.00	6,522,235.06	0.00%
137	Nov25,15	0.00	6,303,075.36	0.00%
138	Dec25,15	0.00	6,091,385.84	0.00%
139	Jan25,16	0.00	5,886,905.84	0.00%
140	Feb25,16	0.00	5,689,384.03	0.00%
141	Mar25,16	0.00	5,498,578.11	0.00%
142	Apr25,16	0.00	5,314,254.39	0.00%
143	May25,16	0.00	5,136,187.56	0.00%
144	Jun25,16	0.00	4,964,160.33	0.00%
145	Jul25,16	0.00	4,797,963.18	0.00%
146	Aug25,16	0.00	4,637,394.04	0.00%
147	Sep25,16	0.00	4,482,258.01	0.00%
148	Oct25,16	0.00	4,332,367.14	0.00%
149	Nov25,16	0.00	4,187,540.16	0.00%
150	Dec25,16	0.00	4,047,602.22	0.00%
151	Jan25,17	0.00	3,912,384.65	0.00%
152	Feb25,17	0.00	3,781,724.79	0.00%
153	Mar25,17	0.00	3,655,465.72	0.00%
154	Apr25,17	0.00	3,533,456.04	0.00%
155	May25,17	0.00	3,415,549.74	0.00%
156	Jun25,17	0.00	3,301,605.92	0.00%
157	Jul25,17	0.00	3,191,488.68	0.00%
158	Aug25,17	0.00	3,085,066.89	0.00%
159	Sep25,17	0.00	2,982,214.01	0.00%
160	Oct25,17	0.00	2,882,807.99	0.00%
161	Nov25,17	0.00	2,786,731.03	0.00%
162	Dec25,17	0.00	2,693,869.48	0.00%
163	Jan25,18	0.00	2,604,113.65	0.00%
164	Feb25,18	0.00	2,517,357.72	0.00%
165	Mar25,18	0.00	2,433,499.55	0.00%
166	Apr25,18	0.00	2,352,440.57	0.00%
167	May25,18	0.00	2,274,085.64	0.00%
168	Jun25,18	0.00	2,198,342.96	0.00%
169	Jul25,18	0.00	2,125,123.88	0.00%
170	Aug25,18	0.00	2,054,342.86	0.00%
171	Sep25,18	0.00	1,985,917.34	0.00%
172	Oct25,18	0.00	1,919,767.64	0.00%
173	Nov25,18	0.00	1,855,430.49	0.00%
174	Dec25,18	0.00	1,793,615.34	0.00%
175	Jan25,19	0.00	1,733,852.74	0.00%
176	Feb25,19	0.00	1,676,073.67	0.00%
177	Mar25,19	0.00	1,620,211.56	0.00%
178	Apr25,19	0.00	1,566,363.56	0.00%
179	May25,19	0.00	1,514,008.16	0.00%
180	Jun25,19	0.00	1,464,197.17	0.00%
181	Jul25,19	0.00	1,416,141.73	0.00%
182	Aug25,19	0.00	1,369,666.55	0.00%
183	Sep25,19	0.00	1,324,718.71	0.00%
184	Oct25,19	0.00	1,281,247.13	0.00%
185	Nov25,19	0.00	1,239,202.44	0.00%
186	Dec25,19	0.00	1,198,537.00	0.00%
187	Jan25,20	0.00	1,159,204.79	0.00%
188	Feb25,20	0.00	1,121,161.37	0.00%
189	Mar25,20	0.00	1,084,363.81	0.00%
190	Apr25,20	0.00	1,048,770.67	0.00%
191	May25,20	0.00	1,014,341.90	0.00%
192	Jun25,20	0.00	981,038.82	0.00%
193	Jul25,20	0.00	948,824.08	0.00%
194	Aug25,20	0.00	917,661.60	0.00%
195	Sep25,20	0.00	887,516.51	0.00%
196	Oct25,20	0.00	858,355.14	0.00%
197	Nov25,20	0.00	830,144.96	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
198	Dec25,20	0.00	802,854.54	0.00%
199	Jan25,21	0.00	776,453.51	0.00%
200	Feb25,21	0.00	750,912.53	0.00%
201	Mar25,21	0.00	726,203.26	0.00%
202	Apr25,21	0.00	702,298.30	0.00%
203	May25,21	0.00	679,171.19	0.00%
204	Jun25,21	0.00	656,796.35	0.00%
205	Jul25,21	0.00	635,149.07	0.00%
206	Aug25,21	0.00	614,205.45	0.00%
207	Sep25,21	0.00	593,942.43	0.00%
208	Oct25,21	0.00	574,337.68	0.00%
209	Nov25,21	0.00	555,369.65	0.00%
210	Dec25,21	0.00	537,017.51	0.00%
211	Jan25,22	0.00	519,261.10	0.00%
212	Feb25,22	0.00	502,080.96	0.00%
213	Mar25,22	0.00	485,458.27	0.00%
214	Apr25,22	0.00	469,374.83	0.00%
215	May25,22	0.00	453,813.07	0.00%
216	Jun25,22	0.00	438,755.98	0.00%
217	Jul25,22	0.00	424,187.13	0.00%
218	Aug25,22	0.00	410,090.63	0.00%
219	Sep25,22	0.00	396,451.10	0.00%
220	Oct25,22	0.00	383,253.71	0.00%
221	Nov25,22	0.00	370,484.09	0.00%
222	Dec25,22	0.00	358,128.35	0.00%
223	Jan25,23	0.00	346,173.07	0.00%
224	Feb25,23	0.00	334,605.26	0.00%
225	Mar25,23	0.00	323,412.37	0.00%
226	Apr25,23	0.00	312,582.26	0.00%
227	May25,23	0.00	302,103.18	0.00%
228	Jun25,23	0.00	291,963.78	0.00%
229	Jul25,23	0.00	282,153.08	0.00%
230	Aug25,23	0.00	272,660.45	0.00%
231	Sep25,23	0.00	263,475.63	0.00%
232	Oct25,23	0.00	254,588.67	0.00%
233	Nov25,23	0.00	245,989.96	0.00%
234	Dec25,23	0.00	237,670.19	0.00%
235	Jan25,24	0.00	229,620.37	0.00%
236	Feb25,24	0.00	221,831.84	0.00%
237	Mar25,24	0.00	214,296.20	0.00%
238	Apr25,24	0.00	207,015.15	0.00%
239	May25,24	0.00	200,045.43	0.00%
240	Jun25,24	0.00	193,301.07	0.00%
241	Jul25,24	0.00	186,801.98	0.00%
242	Aug25,24	0.00	180,512.75	0.00%
243	Sep25,24	0.00	174,426.65	0.00%
244	Oct25,24	0.00	168,537.17	0.00%
245	Nov25,24	0.00	162,838.00	0.00%
246	Dec25,24	0.00	157,323.06	0.00%
247	Jan25,25	0.00	151,986.44	0.00%
248	Feb25,25	0.00	146,822.43	0.00%
249	Mar25,25	0.00	141,825.52	0.00%
250	Apr25,25	0.00	136,990.36	0.00%
251	May25,25	0.00	132,311.78	0.00%
252	Jun25,25	0.00	127,784.77	0.00%
253	Jul25,25	0.00	123,404.49	0.00%
254	Aug25,25	0.00	119,166.25	0.00%
255	Sep25,25	0.00	115,065.52	0.00%
256	Oct25,25	0.00	111,097.90	0.00%
257	Nov25,25	0.00	107,259.16	0.00%
258	Dec25,25	0.00	103,545.17	0.00%
259	Jan25,26	0.00	99,951.95	0.00%
260	Feb25,26	0.00	96,475.66	0.00%
261	Mar25,26	0.00	93,112.56	0.00%
262	Apr25,26	0.00	89,859.04	0.00%
263	May25,26	0.00	86,711.61	0.00%
264	Jun25,26	0.00	83,666.89	0.00%
265	Jul25,26	0.00	80,721.61	0.00%
266	Aug25,26	0.00	77,872.58	0.00%
267	Sep25,26	0.00	75,116.76	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
268	Oct25,26	0.00	72,451.16	0.00%
269	Nov25,26	0.00	69,872.90	0.00%
270	Dec25,26	0.00	67,379.22	0.00%
271	Jan25,27	0.00	64,967.40	0.00%
272	Feb25,27	0.00	62,634.85	0.00%
273	Mar25,27	0.00	60,379.03	0.00%
274	Apr25,27	0.00	58,197.50	0.00%
275	May25,27	0.00	56,087.90	0.00%
276	Jun25,27	0.00	54,047.92	0.00%
277	Jul25,27	0.00	52,075.35	0.00%
278	Aug25,27	0.00	50,168.04	0.00%
279	Sep25,27	0.00	48,323.90	0.00%
280	Oct25,27	0.00	46,540.93	0.00%
281	Nov25,27	0.00	44,817.18	0.00%
282	Dec25,27	0.00	43,150.74	0.00%
283	Jan25,28	0.00	41,539.79	0.00%
284	Feb25,28	0.00	39,982.56	0.00%
285	Mar25,28	0.00	38,477.34	0.00%
286	Apr25,28	0.00	37,022.46	0.00%
287	May25,28	0.00	35,616.32	0.00%
288	Jun25,28	0.00	34,257.35	0.00%
289	Jul25,28	0.00	32,944.04	0.00%
290	Aug25,28	0.00	31,674.95	0.00%
291	Sep25,28	0.00	30,448.64	0.00%
292	Oct25,28	0.00	29,263.76	0.00%
293	Nov25,28	0.00	28,118.96	0.00%
294	Dec25,28	0.00	27,012.98	0.00%
295	Jan25,29	0.00	25,944.56	0.00%
296	Feb25,29	0.00	24,913.04	0.00%
297	Mar25,29	0.00	23,916.69	0.00%
298	Apr25,29	0.00	22,954.37	0.00%
299	May25,29	0.00	22,026.83	0.00%
300	Jun25,29	0.00	21,131.64	0.00%
301	Jul25,29	0.00	20,267.20	0.00%
302	Aug25,29	0.00	19,432.52	0.00%
303	Sep25,29	0.00	18,626.64	0.00%
304	Oct25,29	0.00	17,848.64	0.00%
305	Nov25,29	0.00	17,097.60	0.00%
306	Dec25,29	0.00	16,372.67	0.00%
307	Jan25,30	0.00	15,673.00	0.00%
308	Feb25,30	0.00	14,997.77	0.00%
309	Mar25,30	0.00	14,346.19	0.00%
310	Apr25,30	0.00	13,717.49	0.00%
311	May25,30	0.00	13,110.94	0.00%
312	Jun25,30	0.00	12,525.81	0.00%
313	Jul25,30	0.00	11,961.40	0.00%
314	Aug25,30	0.00	11,417.04	0.00%
315	Sep25,30	0.00	10,892.09	0.00%
316	Oct25,30	0.00	10,385.90	0.00%
317	Nov25,30	0.00	9,897.87	0.00%
318	Dec25,30	0.00	9,427.39	0.00%
319	Jan25,31	0.00	8,973.90	0.00%
320	Feb25,31	0.00	8,536.85	0.00%
321	Mar25,31	0.00	8,115.68	0.00%
322	Apr25,31	0.00	7,709.88	0.00%
323	May25,31	0.00	7,318.95	0.00%
324	Jun25,31	0.00	6,942.39	0.00%
325	Jul25,31	0.00	6,579.73	0.00%
326	Aug25,31	0.00	6,230.52	0.00%
327	Sep25,31	0.00	5,894.30	0.00%
328	Oct25,31	0.00	5,570.65	0.00%
329	Nov25,31	0.00	5,259.14	0.00%
330	Dec25,31	0.00	4,959.39	0.00%
331	Jan25,32	0.00	4,670.99	0.00%
332	Feb25,32	0.00	4,393.56	0.00%
333	Mar25,32	0.00	4,126.75	0.00%
334	Apr25,32	0.00	3,870.19	0.00%
335	May25,32	0.00	3,623.55	0.00%
336	Jun25,32	0.00	3,386.48	0.00%
337	Jul25,32	0.00	3,158.67	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
338	Aug25,32	0.00	2,939.80	0.00%
339	Sep25,32	0.00	2,729.58	0.00%
340	Oct25,32	0.00	2,527.71	0.00%
341	Nov25,32	0.00	2,333.91	0.00%
342	Dec25,32	0.00	2,147.89	0.00%
343	Jan25,33	0.00	1,969.41	0.00%
344	Feb25,33	0.00	1,798.20	0.00%
345	Mar25,33	0.00	1,634.01	0.00%
346	Apr25,33	0.00	1,476.60	0.00%
347	May25,33	0.00	1,325.74	0.00%
348	Jun25,33	0.00	1,181.20	0.00%
349	Jul25,33	0.00	1,042.77	0.00%
350	Aug25,33	0.00	910.23	0.00%
351	Sep25,33	0.00	783.38	0.00%
352	Oct25,33	0.00	662.02	0.00%
353	Nov25,33	0.00	545.96	0.00%
354	Dec25,33	0.00	434.99	0.00%
355	Jan25,34	0.00	328.94	0.00%
356	Feb25,34	0.00	227.66	0.00%
357	Mar25,34	0.00	131.01	0.00%
358	Apr25,34	0.00	42.21	0.00%
359	May25,34	0.00	20.56	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - XS Spread Report Terwin

CDR 5%
Sev 60%
Lag 6M
FWD LIBOR
150% PPC

Period	*Date*	*#XSSPREAD*	*COLLAT Balance*	*#XSSPREAD%*
Total				
0	Jun30,04	0.00	640,828,939.31	3.98%
1	Jul25,04	2,127,352.04	635,233,235.34	4.45%
2	Aug25,04	2,357,518.64	627,855,239.25	4.25%
3	Sep25,04	2,225,773.26	619,327,286.09	4.12%
4	Oct25,04	2,127,655.89	609,679,058.12	3.86%
5	Nov25,04	1,959,226.66	598,946,756.96	3.75%
6	Dec25,04	1,869,264.93	587,173,127.74	3.47%
7	Jan25,05	1,698,886.61	572,094,156.68	3.28%
8	Feb25,05	1,565,155.15	555,711,425.36	3.40%
9	Mar25,05	1,573,182.01	538,497,674.43	2.91%
10	Apr25,05	1,306,979.50	520,540,554.99	2.84%
11	May25,05	1,229,788.44	502,172,251.11	2.55%
12	Jun25,05	1,069,005.43	483,449,990.47	2.50%
13	Jul25,05	1,006,241.59	464,515,020.87	2.21%
14	Aug25,05	856,991.57	445,422,242.32	2.05%
15	Sep25,05	760,189.16	426,228,525.81	2.03%
16	Oct25,05	721,734.21	406,992,261.52	1.78%
17	Nov25,05	602,716.01	387,773,461.80	1.78%
18	Dec25,05	574,333.51	368,630,857.02	1.51%
19	Jan25,06	462,386.14	349,623,339.11	1.37%
20	Feb25,06	400,392.33	330,809,113.15	1.68%
21	Mar25,06	461,870.71	312,245,567.79	1.25%
22	Apr25,06	325,481.32	294,061,196.73	2.53%
23	May25,06	621,047.22	276,919,119.18	2.32%
24	Jun25,06	535,260.37	260,701,767.18	2.85%
25	Jul25,06	618,859.11	245,461,081.27	2.50%
26	Aug25,06	511,149.70	231,130,733.91	2.33%
27	Sep25,06	449,523.87	217,658,329.83	2.39%
28	Oct25,06	434,080.46	204,995,622.38	2.53%
29	Nov25,06	431,682.43	193,104,719.47	2.57%
30	Dec25,06	413,108.02	181,927,539.24	2.30%
31	Jan25,07	348,810.67	171,422,053.53	2.17%
32	Feb25,07	309,783.95	161,545,298.45	2.65%
33	Mar25,07	357,395.18	152,258,637.29	1.99%
34	Apr25,07	251,889.88	143,526,820.67	2.70%
35	May25,07	322,379.58	135,324,586.44	2.35%
36	Jun25,07	265,480.07	127,609,164.75	2.58%
37	Jul25,07	274,768.50	120,352,314.42	2.23%
38	Aug25,07	223,704.47	113,524,430.01	2.10%
39	Sep25,07	199,094.42	107,099,396.54	2.26%
40	Oct25,07	201,533.46	101,053,049.54	2.29%
41	Nov25,07	192,668.25	95,365,385.43	2.40%
42	Dec25,07	190,622.12	90,011,124.46	2.09%
43	Jan25,08	156,887.57	84,970,676.28	1.95%
44	Feb25,08	138,004.80	80,224,458.90	2.32%
45	Mar25,08	154,824.21	75,754,728.51	1.66%
46	Apr25,08	104,997.81	71,544,925.81	1.94%
47	May25,08	115,940.37	67,580,226.82	1.54%
48	Jun25,08	86,552.01	63,844,970.82	0.98%
49	Jul25,08	52,062.33	60,325,498.09	0.69%
50	Aug25,08	34,669.59	57,008,803.98	0.58%
51	Sep25,08	27,676.27	53,882,780.66	0.65%
52	Oct25,08	29,300.65	50,936,093.09	0.42%
53	Nov25,08	17,847.66	48,158,272.99	0.51%
54	Dec25,08	20,268.48	45,539,042.38	0.27%
55	Jan25,09	10,343.92	43,069,032.55	0.20%
56	Feb25,09	7,168.60	40,739,373.07	0.56%
57	Mar25,09	19,128.84	38,541,773.59	0.09%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
58	Apr25,09	2,971.31	36,468,448.10	0.20%
59	May25,09	5,972.86	34,512,083.71	0.05%
60	Jun25,09	1,310.62	32,665,810.97	0.13%
61	Jul25,09	3,411.38	30,923,176.76	0.01%
62	Aug25,09	132.55	29,278,118.22	0.00%
63	Sep25,09	0.00	27,724,938.78	0.01%
64	Oct25,09	316.24	26,258,285.46	0.00%
65	Nov25,09	0.00	24,873,127.87	0.00%
66	Dec25,09	0.00	23,564,737.62	0.00%
67	Jan25,10	0.00	22,328,670.45	0.00%
68	Feb25,10	0.00	21,160,748.43	0.02%
69	Mar25,10	355.39	20,057,043.65	0.00%
70	Apr25,10	0.00	19,013,862.87	0.00%
71	May25,10	0.00	18,027,733.12	0.00%
72	Jun25,10	0.00	17,095,388.13	0.00%
73	Jul25,10	0.00	16,213,755.77	0.00%
74	Aug25,10	0.00	15,379,946.17	0.00%
75	Sep25,10	0.00	14,591,240.59	0.00%
76	Oct25,10	0.00	13,845,080.97	0.00%
77	Nov25,10	0.00	13,139,060.19	0.00%
78	Dec25,10	0.00	12,470,912.84	0.00%
79	Jan25,11	0.00	11,838,506.68	0.00%
80	Feb25,11	0.00	11,239,834.50	0.00%
81	Mar25,11	0.00	10,673,006.61	0.00%
82	Apr25,11	0.00	10,136,243.70	0.00%
83	May25,11	0.00	9,627,870.21	0.00%
84	Jun25,11	0.00	9,146,308.04	0.00%
85	Jul25,11	0.00	8,690,070.70	0.00%
86	Aug25,11	0.00	8,257,757.84	0.00%
87	Sep25,11	0.00	7,848,050.04	0.00%
88	Oct25,11	0.00	7,459,703.96	0.00%
89	Nov25,11	0.00	7,091,547.84	0.00%
90	Dec25,11	0.00	6,742,477.19	0.00%
91	Jan25,12	0.00	6,411,450.79	0.00%
92	Feb25,12	0.00	6,097,486.93	0.00%
93	Mar25,12	0.00	5,799,659.87	0.00%
94	Apr25,12	0.00	5,517,096.55	0.00%
95	May25,12	0.00	5,248,973.43	0.00%
96	Jun25,12	0.00	4,994,513.62	0.00%
97	Jul25,12	0.00	4,752,984.06	0.00%
98	Aug25,12	0.00	4,523,693.03	0.00%
99	Sep25,12	0.00	4,305,987.64	0.00%
100	Oct25,12	0.00	4,099,251.61	0.00%
101	Nov25,12	0.00	3,902,903.12	0.00%
102	Dec25,12	0.00	3,716,392.78	0.00%
103	Jan25,13	0.00	3,539,201.76	0.00%
104	Feb25,13	0.00	3,370,840.01	0.00%
105	Mar25,13	0.00	3,210,844.58	0.00%
106	Apr25,13	0.00	3,058,778.08	0.00%
107	May25,13	0.00	2,914,227.18	0.00%
108	Jun25,13	0.00	2,776,801.23	0.00%
109	Jul25,13	0.00	2,646,130.96	0.00%
110	Aug25,13	0.00	2,521,867.25	0.00%
111	Sep25,13	0.00	2,403,680.00	0.00%
112	Oct25,13	0.00	2,291,257.00	0.00%
113	Nov25,13	0.00	2,184,302.92	0.00%
114	Dec25,13	0.00	2,082,538.42	0.00%
115	Jan25,14	0.00	1,985,699.21	0.00%
116	Feb25,14	0.00	1,893,535.14	0.00%
117	Mar25,14	0.00	1,805,809.50	0.00%
118	Apr25,14	0.00	1,722,339.34	0.00%
119	May25,14	0.00	1,642,868.25	0.00%
120	Jun25,14	0.00	1,567,195.46	0.00%
121	Jul25,14	0.00	1,495,130.79	0.00%
122	Aug25,14	0.00	1,426,494.11	0.00%
123	Sep25,14	0.00	1,361,114.76	0.00%
124	Oct25,14	0.00	1,298,831.04	0.00%
125	Nov25,14	0.00	1,239,489.68	0.00%
126	Dec25,14	0.00	1,182,945.43	0.00%
127	Jan25,15	0.00	1,129,060.56	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
128	Feb25,15	0.00	1,077,704.50	0.00%
129	Mar25,15	0.00	1,028,753.41	0.00%
130	Apr25,15	0.00	982,089.86	0.00%
131	May25,15	0.00	937,602.41	0.00%
132	Jun25,15	0.00	895,185.36	0.00%
133	Jul25,15	0.00	854,738.40	0.00%
134	Aug25,15	0.00	816,166.33	0.00%
135	Sep25,15	0.00	779,378.77	0.00%
136	Oct25,15	0.00	744,289.92	0.00%
137	Nov25,15	0.00	710,818.33	0.00%
138	Dec25,15	0.00	678,886.63	0.00%
139	Jan25,16	0.00	648,421.34	0.00%
140	Feb25,16	0.00	619,352.65	0.00%
141	Mar25,16	0.00	591,614.24	0.00%
142	Apr25,16	0.00	565,143.08	0.00%
143	May25,16	0.00	539,879.29	0.00%
144	Jun25,16	0.00	515,765.94	0.00%
145	Jul25,16	0.00	492,748.89	0.00%
146	Aug25,16	0.00	470,776.68	0.00%
147	Sep25,16	0.00	449,800.39	0.00%
148	Oct25,16	0.00	429,773.48	0.00%
149	Nov25,16	0.00	410,651.66	0.00%
150	Dec25,16	0.00	392,392.82	0.00%
151	Jan25,17	0.00	374,956.90	0.00%
152	Feb25,17	0.00	358,305.76	0.00%
153	Mar25,17	0.00	342,403.10	0.00%
154	Apr25,17	0.00	327,214.39	0.00%
155	May25,17	0.00	312,706.73	0.00%
156	Jun25,17	0.00	298,848.82	0.00%
157	Jul25,17	0.00	285,610.84	0.00%
158	Aug25,17	0.00	272,964.39	0.00%
159	Sep25,17	0.00	260,882.44	0.00%
160	Oct25,17	0.00	249,339.22	0.00%
161	Nov25,17	0.00	238,310.19	0.00%
162	Dec25,17	0.00	227,771.96	0.00%
163	Jan25,18	0.00	217,702.25	0.00%
164	Feb25,18	0.00	208,079.83	0.00%
165	Mar25,18	0.00	198,884.44	0.00%
166	Apr25,18	0.00	190,096.80	0.00%
167	May25,18	0.00	181,698.51	0.00%
168	Jun25,18	0.00	173,672.03	0.00%
169	Jul25,18	0.00	166,000.62	0.00%
170	Aug25,18	0.00	158,668.35	0.00%
171	Sep25,18	0.00	151,659.99	0.00%
172	Oct25,18	0.00	144,961.04	0.00%
173	Nov25,18	0.00	138,520.03	0.00%
174	Dec25,18	0.00	132,400.57	0.00%
175	Jan25,19	0.00	126,550.80	0.00%
176	Feb25,19	0.00	120,958.72	0.00%
177	Mar25,19	0.00	115,612.90	0.00%
178	Apr25,19	0.00	110,517.56	0.00%
179	May25,19	0.00	105,618.05	0.00%
180	Jun25,19	0.00	101,009.72	0.00%
181	Jul25,19	0.00	96,612.92	0.00%
182	Aug25,19	0.00	92,407.30	0.00%
183	Sep25,19	0.00	88,384.47	0.00%
184	Oct25,19	0.00	84,536.38	0.00%
185	Nov25,19	0.00	80,855.39	0.00%
186	Dec25,19	0.00	77,334.16	0.00%
187	Jan25,20	0.00	73,965.71	0.00%
188	Feb25,20	0.00	70,743.34	0.00%
189	Mar25,20	0.00	67,660.69	0.00%
190	Apr25,20	0.00	64,711.64	0.00%
191	May25,20	0.00	61,890.37	0.00%
192	Jun25,20	0.00	59,191.32	0.00%
193	Jul25,20	0.00	56,609.17	0.00%
194	Aug25,20	0.00	54,138.81	0.00%
195	Sep25,20	0.00	51,775.41	0.00%
196	Oct25,20	0.00	49,514.31	0.00%
197	Nov25,20	0.00	47,351.06	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
198	Dec25,20	0.00	45,281.43	0.00%
199	Jan25,21	0.00	43,301.36	0.00%
200	Feb25,21	0.00	41,406.96	0.00%
201	Mar25,21	0.00	39,594.53	0.00%
202	Apr25,21	0.00	37,860.52	0.00%
203	May25,21	0.00	36,201.54	0.00%
204	Jun25,21	0.00	34,614.34	0.00%
205	Jul25,21	0.00	33,095.83	0.00%
206	Aug25,21	0.00	31,643.03	0.00%
207	Sep25,21	0.00	30,253.11	0.00%
208	Oct25,21	0.00	28,923.35	0.00%
209	Nov25,21	0.00	27,651.17	0.00%
210	Dec25,21	0.00	26,434.07	0.00%
211	Jan25,22	0.00	25,269.68	0.00%
212	Feb25,22	0.00	24,155.74	0.00%
213	Mar25,22	0.00	23,090.06	0.00%
214	Apr25,22	0.00	22,070.57	0.00%
215	May25,22	0.00	21,095.28	0.00%
216	Jun25,22	0.00	20,162.29	0.00%
217	Jul25,22	0.00	19,269.77	0.00%
218	Aug25,22	0.00	18,415.99	0.00%
219	Sep25,22	0.00	17,599.27	0.00%
220	Oct25,22	0.00	16,818.02	0.00%
221	Nov25,22	0.00	16,070.72	0.00%
222	Dec25,22	0.00	15,355.91	0.00%
223	Jan25,23	0.00	14,672.18	0.00%
224	Feb25,23	0.00	14,018.19	0.00%
225	Mar25,23	0.00	13,392.68	0.00%
226	Apr25,23	0.00	12,794.41	0.00%
227	May25,23	0.00	12,222.22	0.00%
228	Jun25,23	0.00	11,674.97	0.00%
229	Jul25,23	0.00	11,151.60	0.00%
230	Aug25,23	0.00	10,651.08	0.00%
231	Sep25,23	0.00	10,172.42	0.00%
232	Oct25,23	0.00	9,714.69	0.00%
233	Nov25,23	0.00	9,276.98	0.00%
234	Dec25,23	0.00	8,858.43	0.00%
235	Jan25,24	0.00	8,458.21	0.00%
236	Feb25,24	0.00	8,075.54	0.00%
237	Mar25,24	0.00	7,709.65	0.00%
238	Apr25,24	0.00	7,360.25	0.00%
239	May25,24	0.00	7,029.30	0.00%
240	Jun25,24	0.00	6,712.80	0.00%
241	Jul25,24	0.00	6,411.26	0.00%
242	Aug25,24	0.00	6,122.88	0.00%
243	Sep25,24	0.00	5,847.10	0.00%
244	Oct25,24	0.00	5,583.36	0.00%
245	Nov25,24	0.00	5,331.17	0.00%
246	Dec25,24	0.00	5,090.01	0.00%
247	Jan25,25	0.00	4,859.42	0.00%
248	Feb25,25	0.00	4,638.94	0.00%
249	Mar25,25	0.00	4,428.14	0.00%
250	Apr25,25	0.00	4,226.59	0.00%
251	May25,25	0.00	4,033.91	0.00%
252	Jun25,25	0.00	3,849.71	0.00%
253	Jul25,25	0.00	3,673.62	0.00%
254	Aug25,25	0.00	3,505.30	0.00%
255	Sep25,25	0.00	3,344.41	0.00%
256	Oct25,25	0.00	3,190.62	0.00%
257	Nov25,25	0.00	3,043.64	0.00%
258	Dec25,25	0.00	2,903.17	0.00%
259	Jan25,26	0.00	2,768.92	0.00%
260	Feb25,26	0.00	2,640.63	0.00%
261	Mar25,26	0.00	2,518.04	0.00%
262	Apr25,26	0.00	2,400.90	0.00%
263	May25,26	0.00	2,288.98	0.00%
264	Jun25,26	0.00	2,182.05	0.00%
265	Jul25,26	0.00	2,079.89	0.00%
266	Aug25,26	0.00	1,982.30	0.00%
267	Sep25,26	0.00	1,889.08	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
268	Oct25,26	0.00	1,800.04	0.00%
269	Nov25,26	0.00	1,714.99	0.00%
270	Dec25,26	0.00	1,633.76	0.00%
271	Jan25,27	0.00	1,556.19	0.00%
272	Feb25,27	0.00	1,482.12	0.00%
273	Mar25,27	0.00	1,411.39	0.00%
274	Apr25,27	0.00	1,343.86	0.00%
275	May25,27	0.00	1,279.38	0.00%
276	Jun25,27	0.00	1,217.83	0.00%
277	Jul25,27	0.00	1,159.07	0.00%
278	Aug25,27	0.00	1,102.98	0.00%
279	Sep25,27	0.00	1,049.46	0.00%
280	Oct25,27	0.00	998.37	0.00%
281	Nov25,27	0.00	949.62	0.00%
282	Dec25,27	0.00	903.10	0.00%
283	Jan25,28	0.00	858.72	0.00%
284	Feb25,28	0.00	816.38	0.00%
285	Mar25,28	0.00	775.98	0.00%
286	Apr25,28	0.00	737.45	0.00%
287	May25,28	0.00	700.71	0.00%
288	Jun25,28	0.00	665.66	0.00%
289	Jul25,28	0.00	632.24	0.00%
290	Aug25,28	0.00	600.38	0.00%
291	Sep25,28	0.00	570.00	0.00%
292	Oct25,28	0.00	541.04	0.00%
293	Nov25,28	0.00	513.43	0.00%
294	Dec25,28	0.00	487.12	0.00%
295	Jan25,29	0.00	462.05	0.00%
296	Feb25,29	0.00	438.17	0.00%
297	Mar25,29	0.00	415.42	0.00%
298	Apr25,29	0.00	393.74	0.00%
299	May25,29	0.00	373.13	0.00%
300	Jun25,29	0.00	353.51	0.00%
301	Jul25,29	0.00	334.82	0.00%
302	Aug25,29	0.00	317.03	0.00%
303	Sep25,29	0.00	300.09	0.00%
304	Oct25,29	0.00	283.96	0.00%
305	Nov25,29	0.00	268.61	0.00%
306	Dec25,29	0.00	254.01	0.00%
307	Jan25,30	0.00	240.11	0.00%
308	Feb25,30	0.00	226.88	0.00%
309	Mar25,30	0.00	214.30	0.00%
310	Apr25,30	0.00	202.34	0.00%
311	May25,30	0.00	190.96	0.00%
312	Jun25,30	0.00	180.15	0.00%
313	Jul25,30	0.00	169.87	0.00%
314	Aug25,30	0.00	160.10	0.00%
315	Sep25,30	0.00	150.81	0.00%
316	Oct25,30	0.00	141.99	0.00%
317	Nov25,30	0.00	133.61	0.00%
318	Dec25,30	0.00	125.65	0.00%
319	Jan25,31	0.00	118.10	0.00%
320	Feb25,31	0.00	110.93	0.00%
321	Mar25,31	0.00	104.12	0.00%
322	Apr25,31	0.00	97.66	0.00%
323	May25,31	0.00	91.54	0.00%
324	Jun25,31	0.00	85.73	0.00%
325	Jul25,31	0.00	80.22	0.00%
326	Aug25,31	0.00	75.00	0.00%
327	Sep25,31	0.00	70.05	0.00%
328	Oct25,31	0.00	65.36	0.00%
329	Nov25,31	0.00	60.93	0.00%
330	Dec25,31	0.00	56.72	0.00%
331	Jan25,32	0.00	52.75	0.00%
332	Feb25,32	0.00	48.98	0.00%
333	Mar25,32	0.00	45.42	0.00%
334	Apr25,32	0.00	42.06	0.00%
335	May25,32	0.00	38.87	0.00%
336	Jun25,32	0.00	35.87	0.00%
337	Jul25,32	0.00	33.03	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
338	Aug25,32	0.00	30.35	0.00%
339	Sep25,32	0.00	27.82	0.00%
340	Oct25,32	0.00	25.43	0.00%
341	Nov25,32	0.00	23.18	0.00%
342	Dec25,32	0.00	21.06	0.00%
343	Jan25,33	0.00	19.07	0.00%
344	Feb25,33	0.00	17.19	0.00%
345	Mar25,33	0.00	15.42	0.00%
346	Apr25,33	0.00	13.76	0.00%
347	May25,33	0.00	12.19	0.00%
348	Jun25,33	0.00	10.73	0.00%
349	Jul25,33	0.00	9.35	0.00%
350	Aug25,33	0.00	8.06	0.00%
351	Sep25,33	0.00	6.85	0.00%
352	Oct25,33	0.00	5.72	0.00%
353	Nov25,33	0.00	4.66	0.00%
354	Dec25,33	0.00	3.66	0.00%
355	Jan25,34	0.00	2.74	0.00%
356	Feb25,34	0.00	1.88	0.00%
357	Mar25,34	0.00	1.07	0.00%
358	Apr25,34	0.00	0.35	0.00%
359	May25,34	0.00	0.17	0.00%
360	Jun25,34	0.00	0.00	

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - XS Spread Report   Terwin

CDR 5%
Sev 60%
Lag 6M
FWD LIBOR + 200
150% PPC

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
0	Jun30,04	0.00	640,828,939.31	3.98%
1	Jul25,04	2,127,352.04	635,233,235.34	2.45%
2	Aug25,04	1,295,074.67	627,855,239.25	2.26%
3	Sep25,04	1,180,542.49	619,327,286.09	2.19%
4	Oct25,04	1,130,193.84	609,679,058.12	1.88%
5	Nov25,04	954,243.70	598,946,756.96	1.83%
6	Dec25,04	914,223.32	587,173,127.74	1.52%
7	Jan25,05	744,154.04	572,094,156.68	1.34%
8	Feb25,05	640,934.16	555,711,425.36	1.61%
9	Mar25,05	745,087.22	538,497,674.43	0.99%
10	Apr25,05	444,358.65	520,540,554.99	0.97%
11	May25,05	419,798.91	502,172,251.11	0.65%
12	Jun25,05	270,646.84	483,449,990.47	0.64%
13	Jul25,05	258,182.92	464,515,020.87	0.33%
14	Aug25,05	128,022.65	445,422,242.32	0.18%
15	Sep25,05	67,514.84	426,228,525.81	0.22%
16	Oct25,05	77,608.06	406,992,261.52	0.01%
17	Nov25,05	2,100.63	387,773,461.80	0.06%
18	Dec25,05	18,194.80	368,630,857.02	0.00%
19	Jan25,06	0.00	349,623,339.11	0.00%
20	Feb25,06	0.00	330,809,113.15	0.10%
21	Mar25,06	27,909.55	312,245,567.79	0.00%
22	Apr25,06	0.00	294,061,196.73	0.78%
23	May25,06	190,677.42	276,919,119.18	0.55%
24	Jun25,06	127,926.86	260,701,767.18	1.10%
25	Jul25,06	238,910.29	245,461,081.27	0.77%
26	Aug25,06	156,725.51	231,130,733.91	0.64%
27	Sep25,06	123,412.76	217,658,329.83	0.76%
28	Oct25,06	137,645.73	204,995,622.38	0.85%
29	Nov25,06	145,028.23	193,104,719.47	0.94%
30	Dec25,06	150,798.40	181,927,539.24	0.68%
31	Jan25,07	103,752.46	171,422,053.53	0.58%
32	Feb25,07	83,318.65	161,545,298.45	1.12%
33	Mar25,07	151,438.42	152,258,637.29	0.46%
34	Apr25,07	58,576.68	143,526,820.67	1.11%
35	May25,07	132,530.23	135,324,586.44	0.81%
36	Jun25,07	91,394.93	127,609,164.75	1.05%
37	Jul25,07	111,151.25	120,352,314.42	0.74%
38	Aug25,07	74,364.94	113,524,430.01	0.66%
39	Sep25,07	62,507.64	107,099,396.54	0.83%
40	Oct25,07	74,328.18	101,053,160.26	0.93%
41	Nov25,07	78,347.77	95,366,373.36	1.09%
42	Dec25,07	86,645.30	90,012,881.26	0.82%
43	Jan25,08	61,160.78	84,973,145.08	0.72%
44	Feb25,08	50,968.53	80,227,545.45	1.13%
45	Mar25,08	75,653.05	75,758,347.42	0.54%
46	Apr25,08	34,050.42	71,548,940.89	0.70%
47	May25,08	41,456.50	67,584,054.37	0.40%
48	Jun25,08	22,359.62	63,848,618.76	0.19%
49	Jul25,08	9,952.10	60,328,945.10	0.02%
50	Aug25,08	804.71	57,012,061.02	0.00%
51	Sep25,08	0.00	53,885,858.06	0.04%
52	Oct25,08	1,817.14	50,938,987.82	0.00%
53	Nov25,08	0.00	48,160,980.84	0.01%
54	Dec25,08	260.32	45,541,575.41	0.00%
55	Jan25,09	0.00	43,071,402.16	0.00%
56	Feb25,09	0.00	40,741,589.79	0.10%
57	Mar25,09	3,515.50	38,543,847.27	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
58	Apr25,09	0.00	36,470,387.98	0.00%
59	May25,09	0.00	34,513,898.31	0.00%
60	Jun25,09	0.00	32,667,508.38	0.00%
61	Jul25,09	0.00	30,924,764.50	0.00%
62	Aug25,09	0.00	29,279,603.36	0.00%
63	Sep25,09	0.00	27,726,327.96	0.00%
64	Oct25,09	0.00	26,259,584.86	0.00%
65	Nov25,09	0.00	24,874,343.05	0.00%
66	Dec25,09	0.00	23,565,874.03	0.00%
67	Jan25,10	0.00	22,329,733.17	0.00%
68	Feb25,10	0.00	21,161,742.23	0.00%
69	Mar25,10	0.00	20,057,973.00	0.00%
70	Apr25,10	0.00	19,014,731.94	0.00%
71	May25,10	0.00	18,028,545.77	0.00%
72	Jun25,10	0.00	17,096,148.02	0.00%
73	Jul25,10	0.00	16,214,466.33	0.00%
74	Aug25,10	0.00	15,380,610.59	0.00%
75	Sep25,10	0.00	14,591,861.86	0.00%
76	Oct25,10	0.00	13,845,661.90	0.00%
77	Nov25,10	0.00	13,139,603.39	0.00%
78	Dec25,10	0.00	12,471,420.76	0.00%
79	Jan25,11	0.00	11,838,981.59	0.00%
80	Feb25,11	0.00	11,240,278.56	0.00%
81	Mar25,11	0.00	10,673,421.82	0.00%
82	Apr25,11	0.00	10,136,631.93	0.00%
83	May25,11	0.00	9,628,233.21	0.00%
84	Jun25,11	0.00	9,146,647.45	0.00%
85	Jul25,11	0.00	8,690,388.05	0.00%
86	Aug25,11	0.00	8,258,054.56	0.00%
87	Sep25,11	0.00	7,848,327.46	0.00%
88	Oct25,11	0.00	7,459,963.35	0.00%
89	Nov25,11	0.00	7,091,790.36	0.00%
90	Dec25,11	0.00	6,742,703.94	0.00%
91	Jan25,12	0.00	6,411,662.79	0.00%
92	Feb25,12	0.00	6,097,685.14	0.00%
93	Mar25,12	0.00	5,799,845.19	0.00%
94	Apr25,12	0.00	5,517,269.81	0.00%
95	May25,12	0.00	5,249,135.42	0.00%
96	Jun25,12	0.00	4,994,665.06	0.00%
97	Jul25,12	0.00	4,753,125.65	0.00%
98	Aug25,12	0.00	4,523,825.40	0.00%
99	Sep25,12	0.00	4,306,111.39	0.00%
100	Oct25,12	0.00	4,099,367.31	0.00%
101	Nov25,12	0.00	3,903,011.29	0.00%
102	Dec25,12	0.00	3,716,493.91	0.00%
103	Jan25,13	0.00	3,539,296.30	0.00%
104	Feb25,13	0.00	3,370,928.39	0.00%
105	Mar25,13	0.00	3,210,927.20	0.00%
106	Apr25,13	0.00	3,058,855.32	0.00%
107	May25,13	0.00	2,914,299.39	0.00%
108	Jun25,13	0.00	2,776,868.73	0.00%
109	Jul25,13	0.00	2,646,194.06	0.00%
110	Aug25,13	0.00	2,521,926.24	0.00%
111	Sep25,13	0.00	2,403,735.14	0.00%
112	Oct25,13	0.00	2,291,308.54	0.00%
113	Nov25,13	0.00	2,184,351.10	0.00%
114	Dec25,13	0.00	2,082,583.46	0.00%
115	Jan25,14	0.00	1,985,741.31	0.00%
116	Feb25,14	0.00	1,893,574.50	0.00%
117	Mar25,14	0.00	1,805,846.28	0.00%
118	Apr25,14	0.00	1,722,373.72	0.00%
119	May25,14	0.00	1,642,900.39	0.00%
120	Jun25,14	0.00	1,567,225.50	0.00%
121	Jul25,14	0.00	1,495,158.87	0.00%
122	Aug25,14	0.00	1,426,520.35	0.00%
123	Sep25,14	0.00	1,361,139.29	0.00%
124	Oct25,14	0.00	1,298,853.97	0.00%
125	Nov25,14	0.00	1,239,511.11	0.00%
126	Dec25,14	0.00	1,182,965.46	0.00%
127	Jan25,15	0.00	1,129,079.28	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
128	Feb25,15	0.00	1,077,722.00	0.00%
129	Mar25,15	0.00	1,028,769.77	0.00%
130	Apr25,15	0.00	982,105.14	0.00%
131	May25,15	0.00	937,616.70	0.00%
132	Jun25,15	0.00	895,198.72	0.00%
133	Jul25,15	0.00	854,750.88	0.00%
134	Aug25,15	0.00	816,177.99	0.00%
135	Sep25,15	0.00	779,389.67	0.00%
136	Oct25,15	0.00	744,300.11	0.00%
137	Nov25,15	0.00	710,827.85	0.00%
138	Dec25,15	0.00	678,895.53	0.00%
139	Jan25,16	0.00	648,429.65	0.00%
140	Feb25,16	0.00	619,360.42	0.00%
141	Mar25,16	0.00	591,621.50	0.00%
142	Apr25,16	0.00	565,149.87	0.00%
143	May25,16	0.00	539,885.63	0.00%
144	Jun25,16	0.00	515,771.86	0.00%
145	Jul25,16	0.00	492,754.42	0.00%
146	Aug25,16	0.00	470,781.86	0.00%
147	Sep25,16	0.00	449,805.23	0.00%
148	Oct25,16	0.00	429,777.99	0.00%
149	Nov25,16	0.00	410,655.88	0.00%
150	Dec25,16	0.00	392,396.77	0.00%
151	Jan25,17	0.00	374,960.58	0.00%
152	Feb25,17	0.00	358,309.20	0.00%
153	Mar25,17	0.00	342,406.32	0.00%
154	Apr25,17	0.00	327,217.39	0.00%
155	May25,17	0.00	312,709.54	0.00%
156	Jun25,17	0.00	298,851.44	0.00%
157	Jul25,17	0.00	285,613.29	0.00%
158	Aug25,17	0.00	272,966.68	0.00%
159	Sep25,17	0.00	260,884.58	0.00%
160	Oct25,17	0.00	249,341.22	0.00%
161	Nov25,17	0.00	238,312.06	0.00%
162	Dec25,17	0.00	227,773.71	0.00%
163	Jan25,18	0.00	217,703.88	0.00%
164	Feb25,18	0.00	208,081.35	0.00%
165	Mar25,18	0.00	198,885.86	0.00%
166	Apr25,18	0.00	190,098.13	0.00%
167	May25,18	0.00	181,699.75	0.00%
168	Jun25,18	0.00	173,673.18	0.00%
169	Jul25,18	0.00	166,001.70	0.00%
170	Aug25,18	0.00	158,669.36	0.00%
171	Sep25,18	0.00	151,660.93	0.00%
172	Oct25,18	0.00	144,961.92	0.00%
173	Nov25,18	0.00	138,520.86	0.00%
174	Dec25,18	0.00	132,401.34	0.00%
175	Jan25,19	0.00	126,551.52	0.00%
176	Feb25,19	0.00	120,959.39	0.00%
177	Mar25,19	0.00	115,613.53	0.00%
178	Apr25,19	0.00	110,518.15	0.00%
179	May25,19	0.00	105,618.60	0.00%
180	Jun25,19	0.00	101,010.23	0.00%
181	Jul25,19	0.00	96,613.40	0.00%
182	Aug25,19	0.00	92,407.75	0.00%
183	Sep25,19	0.00	88,384.88	0.00%
184	Oct25,19	0.00	84,536.77	0.00%
185	Nov25,19	0.00	80,855.75	0.00%
186	Dec25,19	0.00	77,334.50	0.00%
187	Jan25,20	0.00	73,966.02	0.00%
188	Feb25,20	0.00	70,743.64	0.00%
189	Mar25,20	0.00	67,660.96	0.00%
190	Apr25,20	0.00	64,711.90	0.00%
191	May25,20	0.00	61,890.61	0.00%
192	Jun25,20	0.00	59,191.55	0.00%
193	Jul25,20	0.00	56,609.37	0.00%
194	Aug25,20	0.00	54,139.01	0.00%
195	Sep25,20	0.00	51,775.59	0.00%
196	Oct25,20	0.00	49,514.47	0.00%
197	Nov25,20	0.00	47,351.22	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
198	Dec25,20	0.00	45,281.58	0.00%
199	Jan25,21	0.00	43,301.50	0.00%
200	Feb25,21	0.00	41,407.09	0.00%
201	Mar25,21	0.00	39,594.65	0.00%
202	Apr25,21	0.00	37,860.64	0.00%
203	May25,21	0.00	36,201.65	0.00%
204	Jun25,21	0.00	34,614.44	0.00%
205	Jul25,21	0.00	33,095.92	0.00%
206	Aug25,21	0.00	31,643.11	0.00%
207	Sep25,21	0.00	30,253.19	0.00%
208	Oct25,21	0.00	28,923.43	0.00%
209	Nov25,21	0.00	27,651.24	0.00%
210	Dec25,21	0.00	26,434.13	0.00%
211	Jan25,22	0.00	25,269.74	0.00%
212	Feb25,22	0.00	24,155.79	0.00%
213	Mar25,22	0.00	23,090.11	0.00%
214	Apr25,22	0.00	22,070.62	0.00%
215	May25,22	0.00	21,095.33	0.00%
216	Jun25,22	0.00	20,162.33	0.00%
217	Jul25,22	0.00	19,269.81	0.00%
218	Aug25,22	0.00	18,416.03	0.00%
219	Sep25,22	0.00	17,599.31	0.00%
220	Oct25,22	0.00	16,818.06	0.00%
221	Nov25,22	0.00	16,070.75	0.00%
222	Dec25,22	0.00	15,355.93	0.00%
223	Jan25,23	0.00	14,672.20	0.00%
224	Feb25,23	0.00	14,018.22	0.00%
225	Mar25,23	0.00	13,392.70	0.00%
226	Apr25,23	0.00	12,794.43	0.00%
227	May25,23	0.00	12,222.24	0.00%
228	Jun25,23	0.00	11,674.99	0.00%
229	Jul25,23	0.00	11,151.62	0.00%
230	Aug25,23	0.00	10,651.10	0.00%
231	Sep25,23	0.00	10,172.44	0.00%
232	Oct25,23	0.00	9,714.71	0.00%
233	Nov25,23	0.00	9,276.99	0.00%
234	Dec25,23	0.00	8,858.44	0.00%
235	Jan25,24	0.00	8,458.22	0.00%
236	Feb25,24	0.00	8,075.55	0.00%
237	Mar25,24	0.00	7,709.66	0.00%
238	Apr25,24	0.00	7,360.26	0.00%
239	May25,24	0.00	7,029.30	0.00%
240	Jun25,24	0.00	6,712.81	0.00%
241	Jul25,24	0.00	6,411.27	0.00%
242	Aug25,24	0.00	6,122.89	0.00%
243	Sep25,24	0.00	5,847.10	0.00%
244	Oct25,24	0.00	5,583.37	0.00%
245	Nov25,24	0.00	5,331.17	0.00%
246	Dec25,24	0.00	5,090.02	0.00%
247	Jan25,25	0.00	4,859.42	0.00%
248	Feb25,25	0.00	4,638.94	0.00%
249	Mar25,25	0.00	4,428.14	0.00%
250	Apr25,25	0.00	4,226.60	0.00%
251	May25,25	0.00	4,033.92	0.00%
252	Jun25,25	0.00	3,849.71	0.00%
253	Jul25,25	0.00	3,673.63	0.00%
254	Aug25,25	0.00	3,505.30	0.00%
255	Sep25,25	0.00	3,344.41	0.00%
256	Oct25,25	0.00	3,190.62	0.00%
257	Nov25,25	0.00	3,043.64	0.00%
258	Dec25,25	0.00	2,903.17	0.00%
259	Jan25,26	0.00	2,768.92	0.00%
260	Feb25,26	0.00	2,640.63	0.00%
261	Mar25,26	0.00	2,518.04	0.00%
262	Apr25,26	0.00	2,400.90	0.00%
263	May25,26	0.00	2,288.98	0.00%
264	Jun25,26	0.00	2,182.05	0.00%
265	Jul25,26	0.00	2,079.89	0.00%
266	Aug25,26	0.00	1,982.30	0.00%
267	Sep25,26	0.00	1,889.08	0.00%

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
268	Oct25,26	0.00	1,800.04	0.00%
269	Nov25,26	0.00	1,714.99	0.00%
270	Dec25,26	0.00	1,633.76	0.00%
271	Jan25,27	0.00	1,556.19	0.00%
272	Feb25,27	0.00	1,482.12	0.00%
273	Mar25,27	0.00	1,411.39	0.00%
274	Apr25,27	0.00	1,343.86	0.00%
275	May25,27	0.00	1,279.38	0.00%
276	Jun25,27	0.00	1,217.83	0.00%
277	Jul25,27	0.00	1,159.07	0.00%
278	Aug25,27	0.00	1,102.99	0.00%
279	Sep25,27	0.00	1,049.46	0.00%
280	Oct25,27	0.00	998.37	0.00%
281	Nov25,27	0.00	949.62	0.00%
282	Dec25,27	0.00	903.10	0.00%
283	Jan25,28	0.00	858.72	0.00%
284	Feb25,28	0.00	816.38	0.00%
285	Mar25,28	0.00	775.98	0.00%
286	Apr25,28	0.00	737.45	0.00%
287	May25,28	0.00	700.71	0.00%
288	Jun25,28	0.00	665.66	0.00%
289	Jul25,28	0.00	632.24	0.00%
290	Aug25,28	0.00	600.38	0.00%
291	Sep25,28	0.00	570.00	0.00%
292	Oct25,28	0.00	541.04	0.00%
293	Nov25,28	0.00	513.43	0.00%
294	Dec25,28	0.00	487.12	0.00%
295	Jan25,29	0.00	462.05	0.00%
296	Feb25,29	0.00	438.17	0.00%
297	Mar25,29	0.00	415.42	0.00%
298	Apr25,29	0.00	393.74	0.00%
299	May25,29	0.00	373.13	0.00%
300	Jun25,29	0.00	353.51	0.00%
301	Jul25,29	0.00	334.82	0.00%
302	Aug25,29	0.00	317.03	0.00%
303	Sep25,29	0.00	300.09	0.00%
304	Oct25,29	0.00	283.96	0.00%
305	Nov25,29	0.00	268.61	0.00%
306	Dec25,29	0.00	254.01	0.00%
307	Jan25,30	0.00	240.11	0.00%
308	Feb25,30	0.00	226.88	0.00%
309	Mar25,30	0.00	214.30	0.00%
310	Apr25,30	0.00	202.34	0.00%
311	May25,30	0.00	190.96	0.00%
312	Jun25,30	0.00	180.15	0.00%
313	Jul25,30	0.00	169.87	0.00%
314	Aug25,30	0.00	160.10	0.00%
315	Sep25,30	0.00	150.81	0.00%
316	Oct25,30	0.00	141.99	0.00%
317	Nov25,30	0.00	133.61	0.00%
318	Dec25,30	0.00	125.65	0.00%
319	Jan25,31	0.00	118.10	0.00%
320	Feb25,31	0.00	110.93	0.00%
321	Mar25,31	0.00	104.12	0.00%
322	Apr25,31	0.00	97.66	0.00%
323	May25,31	0.00	91.54	0.00%
324	Jun25,31	0.00	85.73	0.00%
325	Jul25,31	0.00	80.22	0.00%
326	Aug25,31	0.00	75.00	0.00%
327	Sep25,31	0.00	70.05	0.00%
328	Oct25,31	0.00	65.36	0.00%
329	Nov25,31	0.00	60.93	0.00%
330	Dec25,31	0.00	56.72	0.00%
331	Jan25,32	0.00	52.75	0.00%
332	Feb25,32	0.00	48.98	0.00%
333	Mar25,32	0.00	45.42	0.00%
334	Apr25,32	0.00	42.06	0.00%
335	May25,32	0.00	38.87	0.00%
336	Jun25,32	0.00	35.87	0.00%
337	Jul25,32	0.00	33.03	0.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	#XSSPREAD	COLLAT Balance	#XSSPREAD%
Total				
338	Aug25,32	0.00	30.35	0.00%
339	Sep25,32	0.00	27.82	0.00%
340	Oct25,32	0.00	25.43	0.00%
341	Nov25,32	0.00	23.18	0.00%
342	Dec25,32	0.00	21.06	0.00%
343	Jan25,33	0.00	19.07	0.00%
344	Feb25,33	0.00	17.19	0.00%
345	Mar25,33	0.00	15.42	0.00%
346	Apr25,33	0.00	13.76	0.00%
347	May25,33	0.00	12.19	0.00%
348	Jun25,33	0.00	10.73	0.00%
349	Jul25,33	0.00	9.35	0.00%
350	Aug25,33	0.00	8.06	0.00%
351	Sep25,33	0.00	6.85	0.00%
352	Oct25,33	0.00	5.72	0.00%
353	Nov25,33	0.00	4.66	0.00%
354	Dec25,33	0.00	3.66	0.00%
355	Jan25,34	0.00	2.74	0.00%
356	Feb25,34	0.00	1.88	0.00%
357	Mar25,34	0.00	1.07	0.00%
358	Apr25,34	0.00	0.35	0.00%
359	May25,34	0.00	0.17	0.00%
360	Jun25,34	0.00	0.00	

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst Mortgage Loan Trust 2004-2
Severity 40.00%

		1st $ loss	
Class M-1	AA+	25.40%	Cum Def
		63.49%	Cum Loss
Class M-2	AA	22.49%	Cum Def
		56.24%	Cum Loss
Class M-3	AA-	20.70%	Cum Def
		51.75%	Cum Loss
Class M-4	A+	19.03%	Cum Def
		47.57%	Cum Loss
Class M-5	A	17.31%	Cum Def
		43.28%	Cum Loss
Class M-6	A-	15.45%	Cum Def
		38.62%	Cum Loss
Class M-7	BBB+	14.02%	Cum Def
		35.06%	Cum Loss
Class M-8	BBB	12.57%	Cum Def
		31.43%	Cum Loss
Class M-9	BBB-	11.07%	Cum Def
		27.68%	Cum Loss

1) Use BBB Fitch NIM prepay Curves (inclusive of Default Curve)
2) Use BBB Default Curve
3) Keep the backed into Base Case Vol Cpr constant for all runs
4) Increase the Default Curve until first $ of Loss
5) Use Forward Libor Curve
6) Use specified severities
7) Run to Call (Assume Par takeout on Loans at Call)
8) Show Cum Default and Cum Loss on the output
9) Run a DLQ vector which basically takes the $ of Default and assume it was DLQ 9 months earlier for DLQ values on

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M10 CAMBRIDGE

Balance	$8,010,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 83-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
79-00	705	762	883	470	501	608
79-08	701	757	876	466	496	602
79-16	696	751	870	462	491	596
79-24	692	746	863	458	486	590
80-00	688	741	856	453	482	584
80-08	683	736	850	449	477	578
80-16	679	731	843	445	473	572
80-24	674	726	837	441	468	566
81-00	670	721	830	437	463	560
81-08	666	716	824	433	459	554
81-16	661	711	817	429	454	548
81-24	657	706	811	424	450	542
82-00	653	701	804	420	445	536
82-08	649	696	798	416	441	530
82-16	644	691	791	412	436	524
82-24	640	686	785	408	432	519
83-00	636	682	779	404	427	513
83-08	632	677	772	400	423	507
83-16	628	672	766	397	419	501
83-24	623	667	760	393	414	496
84-00	619	662	753	389	410	490
84-08	615	657	747	385	406	484
84-16	611	653	741	381	401	479
84-24	607	648	735	377	397	473
85-00	603	643	729	373	393	467
85-08	599	638	722	369	388	462
85-16	595	634	716	366	384	456
85-24	591	629	710	362	380	451
86-00	587	624	704	358	376	445
86-08	583	620	698	354	372	440
86-16	579	615	692	351	367	434
86-24	575	611	686	347	363	429
87-00	571	606	680	343	359	423
WAL	11.75	8.94	5.94	15.27	11.52	7.11
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	31,100,780.20 (4.85%)	24,204,817.49 (3.78%)	16,206,653.03 (2.53%)	31,101,431.45 (4.85%)	24,205,160.34 (3.78%)	16,206,746.12 (2.53%)
al Collat Liquidation (Collat Maturity)	61,495,113.67 (9.60%)	47,885,084.51 (7.47%)	32,064,769.63 (5.00%)	61,497,184.31 (9.60%)	47,886,354.23 (7.47%)	32,065,257.85 (5.00%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M10 CAMBRIDGE

Balance	$8,010,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 83-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
79-00	708	764	867	-42	159	536
79-08	704	759	860	-46	154	531
79-16	699	753	854	-51	149	525
79-24	695	748	848	-55	145	520
80-00	690	743	841	-60	141	514
80-08	686	738	835	-65	136	509
80-16	682	733	829	-69	132	504
80-24	677	728	823	-74	127	498
81-00	673	723	816	-78	123	493
81-08	669	718	810	-82	119	488
81-16	664	713	804	-87	114	482
81-24	660	708	798	-91	110	477
82-00	656	703	792	-96	106	472
82-08	651	698	786	-100	101	466
82-16	647	693	780	-104	97	461
82-24	643	689	773	-109	93	456
83-00	639	684	767	-113	89	451
83-08	634	679	761	-117	85	446
83-16	630	674	755	-121	80	440
83-24	626	669	749	-126	76	435
84-00	622	664	743	-130	72	430
84-08	618	660	738	-134	68	425
84-16	613	655	732	-138	64	420
84-24	609	650	726	-142	60	415
85-00	605	645	720	-147	56	410
85-08	601	641	714	-151	52	405
85-16	597	636	708	-155	48	400
85-24	593	631	702	-159	44	395
86-00	589	627	697	-163	40	390
86-08	585	622	691	-167	36	385
86-16	581	618	685	-171	32	380
86-24	577	613	679	-175	28	375
87-00	573	608	674	-179	24	370
WAL	11.45	8.84	6.23	12.80	12.44	8.46
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	6,138,782.45 (76.64%)	3,502,118.63 (43.72%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	40,453,826.27 (6.31%)	31,673,332.58 (4.94%)	21,357,420.31 (3.33%)	40,454,648.89 (6.31%)	31,673,768.13 (4.94%)	21,357,539.28 (3.33%)
al Collat Liquidation (Collat Maturity)	79,997,692.07 (12.48%)	62,663,231.86 (9.78%)	42,255,942.79 (6.59%)	80,000,339.50 (12.48%)	62,664,864.61 (9.78%)	42,256,574.52 (6.59%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M10 CAMBRIDGE

Balance	$8,010,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	*First Payment*	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 83-00

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
79-00	615	630	714	-4,411	-4,300	-3,517
79-08	611	626	708	-4,423	-4,311	-3,528
79-16	607	622	703	-4,435	-4,323	-3,538
79-24	603	617	697	-4,446	-4,334	-3,548
80-00	599	613	692	-4,458	-4,346	-3,559
80-08	595	608	686	-4,469	-4,357	-3,569
80-16	591	604	681	-4,481	-4,368	-3,579
80-24	587	600	675	-4,492	-4,379	-3,589
81-00	583	596	670	-4,504	-4,391	-3,599
81-08	579	591	664	-4,515	-4,402	-3,609
81-16	575	587	659	-4,526	-4,413	-3,619
81-24	571	583	654	-4,537	-4,424	-3,629
82-00	568	579	648	-4,549	-4,435	-3,639
82-08	564	574	643	-4,560	-4,446	-3,649
82-16	560	570	638	-4,571	-4,457	-3,659
82-24	556	566	632	-4,582	-4,468	-3,669
83-00	552	562	627	-4,593	-4,479	-3,679
83-08	548	558	622	-4,604	-4,490	-3,688
83-16	544	554	617	-4,615	-4,501	-3,698
83-24	541	549	611	-4,626	-4,511	-3,708
84-00	537	545	606	-4,637	-4,522	-3,718
84-08	533	541	601	-4,648	-4,533	-3,727
84-16	529	537	596	-4,658	-4,544	-3,737
84-24	526	533	591	-4,669	-4,554	-3,746
85-00	522	529	586	-4,680	-4,565	-3,756
85-08	518	525	581	-4,691	-4,575	-3,765
85-16	515	521	576	-4,701	-4,586	-3,775
85-24	511	517	570	-4,712	-4,596	-3,784
86-00	507	513	565	-4,722	-4,607	-3,794
86-08	504	509	560	-4,733	-4,617	-3,803
86-16	500	505	555	-4,743	-4,628	-3,812
86-24	497	501	550	-4,754	-4,638	-3,822
87-00	493	497	545	-4,764	-4,648	-3,831
WAL	14.88	12.22	7.88	3.79	3.84	4.28
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	8,010,000.00 (100.00%)	8,010,000.00 (100.00%)	8,010,000.00 (100.00%)
Total Collat Loss (Collat Maturity)	57,833,724.73 (9.02%)	45,799,065.47 (7.15%)	31,305,263.58 (4.89%)	57,834,832.10 (9.03%)	45,799,858.21 (7.15%)	31,305,427.43 (4.89%)
al Collat Liquidation (Collat Maturity)	114,388,799.52 (17.85%)	90,617,399.98 (14.14%)	61,938,899.96 (9.67%)	114,392,452.59 (17.85%)	90,619,677.75 (14.14%)	61,939,792.02 (9.67%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M11 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 77-07+

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
73-07+	796	859	997	182	81	243
73-15+	791	853	990	177	76	237
73-23+	787	848	983	172	71	231
73-31+	782	843	977	167	66	225
74-07+	777	838	970	162	61	219
74-15+	773	833	963	157	56	214
74-23+	768	827	957	152	51	208
74-31+	764	822	950	147	47	202
75-07+	759	817	944	143	42	197
75-15+	755	812	937	138	37	191
75-23+	750	807	931	133	32	186
75-31+	746	802	925	128	27	180
76-07+	741	797	918	124	23	175
76-15+	737	792	912	119	18	169
76-23+	732	787	906	115	13	164
76-31+	728	782	899	110	9	158
77-07+	724	777	893	105	4	153
77-15+	719	772	887	101	-1	147
77-23+	715	767	880	96	-5	142
77-31+	711	762	874	92	-10	137
78-07+	706	758	868	87	-14	131
78-15+	702	753	862	83	-19	126
78-23+	698	748	856	78	-23	121
78-31+	694	743	850	74	-28	115
79-07+	690	738	844	70	-32	110
79-15+	685	734	837	65	-37	105
79-23+	681	729	831	61	-41	100
79-31+	677	724	825	57	-46	94
80-07+	673	720	819	52	-50	89
80-15+	669	715	813	48	-54	84
80-23+	665	710	807	44	-59	79
80-31+	661	706	802	40	-63	74
81-07+	657	701	796	35	-67	69
WAL	13.45	10.26	6.83	13.84	11.00	8.27
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	5,816,096.43 (60.51%)	5,296,321.37 (55.10%)	3,230,645.06 (33.61%)
Total Collat Loss (Collat Maturity)	31,100,780.20 (4.85%)	24,204,817.49 (3.78%)	16,206,653.03 (2.53%)	31,101,431.45 (4.85%)	24,205,160.34 (3.78%)	16,208,746.12 (2.53%)
al Collat Liquidation (Collat Maturity)	61,495,113.67 (9.60%)	47,885,084.51 (7.47%)	32,064,769.63 (5.00%)	61,497,184.31 (9.60%)	47,886,354.23 (7.47%)	32,065,257.85 (5.00%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M11

CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 77-07+

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
73-07+	799	862	957	-2,883	-3,223	-1,242
73-15+	794	857	951	-2,894	-3,234	-1,247
73-23+	790	851	945	-2,904	-3,245	-1,252
73-31+	785	846	939	-2,915	-3,256	-1,257
74-07+	780	841	933	-2,925	-3,267	-1,262
74-15+	776	836	927	-2,936	-3,278	-1,267
74-23+	771	831	921	-2,947	-3,289	-1,272
74-31+	767	826	915	-2,957	-3,300	-1,277
75-07+	762	820	909	-2,967	-3,311	-1,282
75-15+	758	815	903	-2,978	-3,321	-1,287
75-23+	753	810	897	-2,988	-3,332	-1,292
75-31+	749	805	891	-2,998	-3,343	-1,297
76-07+	744	800	886	-3,008	-3,353	-1,302
76-15+	740	795	880	-3,019	-3,364	-1,306
76-23+	735	790	874	-3,029	-3,375	-1,311
76-31+	731	785	868	-3,039	-3,385	-1,316
77-07+	726	780	862	-3,049	-3,395	-1,321
77-15+	722	775	857	-3,059	-3,406	-1,325
77-23+	718	770	851	-3,069	-3,416	-1,330
77-31+	713	766	845	-3,079	-3,427	-1,335
78-07+	709	761	840	-3,089	-3,437	-1,339
78-15+	705	756	834	-3,099	-3,447	-1,344
78-23+	701	751	828	-3,108	-3,457	-1,349
78-31+	696	746	823	-3,118	-3,468	-1,353
79-07+	692	741	817	-3,128	-3,478	-1,358
79-15+	688	737	812	-3,138	-3,488	-1,362
79-23+	684	732	806	-3,147	-3,498	-1,367
79-31+	680	727	801	-3,157	-3,508	-1,371
80-07+	675	723	795	-3,167	-3,518	-1,376
80-15+	671	718	790	-3,176	-3,528	-1,380
80-23+	667	713	784	-3,186	-3,538	-1,385
80-31+	663	709	779	-3,195	-3,548	-1,389
81-07+	659	704	773	-3,204	-3,557	-1,393
WAL	13.11	10.09	7.54	4.42	4.21	5.22
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	9,612,000.00 (100.00%)	9,612,000.00 (100.00%)	8,613,941.70 (89.62%)
Total Collat Loss (Collat Maturity)	40,453,826.27 (6.31%)	31,673,332.58 (4.94%)	21,357,420.31 (3.33%)	40,454,648.89 (6.31%)	31,673,768.13 (4.94%)	21,357,539.28 (3.33%)
al Collat Liquidation (Collat Maturity)	79,997,692.07 (12.48%)	62,663,231.86 (9.78%)	42,255,942.79 (6.59%)	80,000,339.50 (12.48%)	62,664,864.61 (9.78%)	42,256,574.52 (6.59%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Price/DM - M11 CAMBRIDGE

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed	75 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1	100 *Eq1st04_2_CAMB_RAMP1
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 200	FWD + 200	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Price 77-07+

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
73-07+	167	-402	-673	-7,682	-7,677	-7,541
73-15+	162	-408	-679	-7,698	-7,693	-7,557
73-23+	157	-413	-684	-7,714	-7,709	-7,573
73-31+	152	-418	-689	-7,730	-7,725	-7,589
74-07+	147	-423	-695	-7,746	-7,741	-7,604
74-15+	142	-428	-700	-7,762	-7,757	-7,620
74-23+	137	-433	-705	-7,778	-7,773	-7,636
74-31+	132	-438	-710	-7,794	-7,789	-7,651
75-07+	128	-443	-716	-7,809	-7,805	-7,667
75-15+	123	-448	-721	-7,825	-7,820	-7,682
75-23+	118	-453	-726	-7,840	-7,836	-7,698
75-31+	113	-458	-731	-7,856	-7,851	-7,713
76-07+	109	-462	-736	-7,871	-7,867	-7,728
76-15+	104	-467	-741	-7,887	-7,882	-7,743
76-23+	99	-472	-746	-7,902	-7,897	-7,759
76-31+	95	-477	-751	-7,918	-7,913	-7,774
77-07+	90	-482	-756	-7,933	-7,928	-7,789
77-15+	85	-486	-761	-7,948	-7,943	-7,804
77-23+	81	-491	-766	-7,963	-7,958	-7,819
77-31+	76	-496	-771	-7,978	-7,973	-7,833
78-07+	72	-500	-776	-7,993	-7,988	-7,848
78-15+	67	-505	-781	-8,008	-8,003	-7,863
78-23+	63	-509	-786	-8,023	-8,018	-7,878
78-31+	58	-514	-791	-8,038	-8,033	-7,892
79-07+	54	-519	-796	-8,053	-8,048	-7,907
79-15+	49	-523	-801	-8,067	-8,062	-7,921
79-23+	45	-528	-805	-8,082	-8,077	-7,936
79-31+	41	-532	-810	-8,097	-8,092	-7,950
80-07+	36	-537	-815	-8,111	-8,106	-7,965
80-15+	32	-541	-820	-8,126	-8,121	-7,979
80-23+	28	-545	-824	-8,140	-8,135	-7,993
80-31+	23	-550	-829	-8,154	-8,149	-8,007
81-07+	19	-554	-834	-8,169	-8,164	-8,022
WAL	12.24	8.16	6.06	2.70	2.70	2.73
Principal Writedown	7,525,261.52 (78.29%)	8,581,474.64 (89.28%)	7,875,790.35 (81.94%)	9,612,000.00 (100.00%)	9,612,000.00 (100.00%)	9,612,000.00 (100.00%)
Total Collat Loss (Collat Maturity)	57,833,724.73 (9.02%)	45,799,065.47 (7.15%)	31,305,263.58 (4.89%)	57,834,832.10 (9.03%)	45,799,658.21 (7.15%)	31,305,427.43 (4.89%)
al Collat Liquidation (Collat Maturity)	114,388,799.52 (17.85%)	90,617,399.98 (14.14%)	61,938,899.96 (9.67%)	114,392,452.59 (17.85%)	90,619,677.75 (14.14%)	61,939,792.02 (9.67%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - BE Analysis

SCP

	M2	M3	M4	M5	M6	M7
Balance	$20,827,000.00	$12,817,000.00	$11,215,000.00	$11,215,000.00	$11,215,000.00	$9,612,000.00
Settle	6/30/2004	6/30/2004	6/30/2004	6/30/2004	6/30/2004	6/30/2004
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	14.339 CDR	12.666 CDR	11.244 CDR	9.885 CDR	8.558 CDR	7.45 CDR
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Liquidation Lag	9	9	9	9	9	9
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	8.52	9.81	10.41	10.76	11.13	11.83
Principal Writedown	6,644.18 (0.03%)	4,029.94 (0.03%)	6,774.55 (0.06%)	440.49 (0.00%)	320.21 (0.00%)	8,718.66 (0.09%)
Total Collat Loss (Collat Maturity)	134,469,050.36 (20.98%)	122,335,033.81 (19.09%)	111,432,941.46 (17.39%)	100,466,971.36 (15.68%)	89,203,350.01 (13.92%)	79,346,932.89 (12.38%)
Total Collat Liquidation (Collat Maturity)	222,276,837.73 (34.69%)	202,216,107.17 (31.56%)	184,191,943.93 (28.74%)	166,062,255.07 (25.91%)	147,440,758.56 (23.01%)	131,146,114.28 (20.47%)

Equifirst Mortgage Loan Trust 2004-2

EquiFirst

$614,235,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

EFC Holdings Corporation
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

Morgan Keegan & Company, Inc.
WAMU Capital Corp.
Co-Underwriters

RBS Greenwich Capital

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M10 BE Analysis

Cambridge

Balance	$8,010,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	5.133 CDR	2.869 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq	100%	100%
Optional Redemption	Call (N)	Call (N)
WAL	13.12	13.97
Principal Writedown	2,743.41 (0.03%)	429.14 (0.01%)
Total Collat Loss (Collat Maturity)	47,732,142.93 (7.45%)	27,983,549.34 (4.37%)
Total Collat Liquidation (Collat Maturity)	94,404,883.98 (14.73%)	55,339,774.35 (8.64%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M11 BE Analysis   Cambridge

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	4.271 CDR	2.026 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq	100%	100%
Optional Redemption	Call (N)	Call (N)
WAL	13.03	13.85
Principal Writedown	24,301.91 (0.25%)	17,409.20 (0.18%)
Total Collat Loss (Collat Maturity)	40,433,926.56 (6.31%)	20,127,344.16 (3.14%)
Total Collat Liquidation (Collat Maturity)	79,967,044.13 (12.48%)	39,801,335.30 (6.21%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class II-A3 BE Analysis Cambridge

Balance	$22,148,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	25.776 CDR	22.081 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	5.75	6.10
Principal Writedown	3,361.29 (0.02%)	1,452.89 (0.01%)
Total Collat Loss (Collat Maturity)	167,923,215.41 (26.20%)	152,049,099.69 (23.73%)
Total Collat Liquidation (Collat Maturity)	332,207,185.02 (51.84%)	300,809,568.66 (46.94%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M7 BE Analysis Cambridge

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	8.702 CDR	6.069 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	11.54	12.36
Principal Writedown	2,071.72 (0.02%)	1,211.47 (0.01%)
Total Collat Loss (Collat Maturity)	75,377,727.34 (11.76%)	55,369,496.18 (8.64%)
Total Collat Liquidation (Collat Maturity)	149,102,507.22 (23.27%)	109,515,514.09 (17.09%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M8 BE Analysis Cambridge

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	7.369 CDR	4.884 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	11.95	12.76
Principal Writedown	6,707.67 (0.07%)	525.65 (0.01%)
Total Collat Loss (Collat Maturity)	65,507,723.27 (10.22%)	45,651,322.35 (7.12%)
Total Collat Liquidation (Collat Maturity)	129,573,338.69 (20.22%)	90,289,119.91 (14.09%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M9 BE Analysis Cambridge

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	6.113 CDR	3.76 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	12.35	13.17
Principal Writedown	5,616.13 (0.06%)	7,412.19 (0.08%)
Total Collat Loss (Collat Maturity)	55,720,676.27 (8.70%)	35,982,054.73 (5.61%)
Total Collat Liquidation (Collat Maturity)	110,209,398.25 (17.20%)	71,161,145.60 (11.10%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M11 BE Analysis   Cambridge

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed
Default	4.271 CDR	2.026 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Delinq	100%	100%
Optional Redemption	Call (N)	Call (N)
WAL	13.03	13.85
Principal Writedown	24,301.91 (0.25%)	17,409.20 (0.18%)
Total Collat Loss (Collat Maturity)	40,433,926.56 (6.31%)	20,127,344.16 (3.14%)
Total Collat Liquidation (Collat Maturity)	79,967,044.13 (12.48%)	39,801,335.30 (6.21%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 Class M1 BE Analysis Prudential

Balance	$20,827,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay (FRM)	100 PPC	100 PPC
Prepay (ARM)	35 CPR	35 CPR
Default	25.266 CDR	22.233 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	18	18
LIBOR	FWD	FWD + 200
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	6.85	7.18
Principal Writedown	166.16 (0.00%)	974.09 (0.00%)
Total Collat Loss (Collat Maturity)	139,396,457.25 (21.75%)	128,078,431.60 (19.99%)
Total Collat Liquidation (Collat Maturity)	274,172,861.35 (42.78%)	251,908,357.90 (39.31%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M4 BE Analysis

Princeton

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	9.953 CDR	10.925 CDR	11.926 CDR	7.826 CDR	9.004 CDR	10.194 CDR
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 150	FWD + 150	FWD + 150
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	13.34	10.53	8.60	14.22	11.04	8.91
Principal Writedown	170.98 (0.00%)	659.46 (0.01%)	2,065.06 (0.02%)	6,545.33 (0.06%)	4,718.75 (0.04%)	6,932.93 (0.06%)
Total Collat Loss (Collat Maturity)	121,983,887.35 (19.04%)	108,908,071.47 (16.99%)	100,532,501.95 (15.69%)	101,209,253.58 (15.79%)	93,053,563.63 (14.52%)	88,109,110.38 (13.75%)
Total Collat Liquidation (Collat Maturity)	201,058,437.55 (31.37%)	179,533,663.45 (28.02%)	165,721,446.15 (25.86%)	166,793,598.89 (26.03%)	153,391,664.01 (23.94%)	145,241,376.54 (22.66%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M5 BE Analysis

Princeton

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed
Default	8.814 CDR	9.565 CDR	10.355 CDR	6.759 CDR	7.708 CDR	8.679 CDR
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
LIBOR	FWD	FWD	FWD	FWD + 150	FWD + 150	FWD + 150
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	13.80	10.89	8.88	14.72	11.42	9.20
Principal Writedown	2,004.74 (0.02%)	5,505.67 (0.05%)	4,343.27 (0.04%)	6,333.51 (0.06%)	5,440.19 (0.05%)	3,091.78 (0.03%)
Total Collat Loss (Collat Maturity)	111,137,663.73 (17.34%)	97,802,270.73 (15.26%)	89,289,946.98 (13.93%)	89,894,647.39 (14.03%)	81,680,874.10 (12.75%)	76,712,743.05 (11.97%)
l Collat Liquidation (Collat Maturity)	183,167,633.94 (28.58%)	161,220,692.64 (25.16%)	147,187,102.04 (22.97%)	148,133,560.48 (23.12%)	134,639,292.82 (21.01%)	126,453,347.15 (19.73%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 -Class M4 BE Analysis

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay (FRM)	115 PPC	115 PPC
Prepay (ARM)	100 PPC	100 PPC
Default	17.53 CDR	13.523 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	12	12
LIBOR	Flat	FWD
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)
WAL	9.25	9.99
Principal Writedown	1,999.37 (0.02%)	1,292.36 (0.01%)
Total Collat Loss (Collat Maturity)	129,580,620.44 (20.22%)	107,200,345.08 (16.73%)
Total Collat Liquidation (Collat Maturity)	255,984,525.40 (39.95%)	212,071,579.03 (33.09%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M6 BE Analysis

Declaration

Balance	$11,215,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	11.374 CDR	9.074 CDR	8.938 CDR	7.127 CDR
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 150	FWD + 150
Delinq	16%	16%	16%	16%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	10.54	11.06	11.17	11.63
Principal Writedown	4,490.26 (0.04%)	5,402.21 (0.05%)	2,110.87 (0.02%)	2,374.20 (0.02%)
Total Collat Loss (Collat Maturity)	84,339,860.85 (13.16%)	85,846,593.35 (13.40%)	69,366,202.08 (10.82%)	70,026,669.45 (10.93%)
Total Collat Liquidation (Collat Maturity)	185,379,067.19 (28.93%)	154,375,111.95 (24.09%)	152,459,170.15 (23.79%)	125,919,839.71 (19.65%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M7 BE Analysis

Declaration

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.779 CDR	7.84 CDR	7.481 CDR	5.998 CDR
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 150	FWD + 150
Delinq	16%	16%	16%	16%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	11.28	11.77	11.95	12.37
Principal Writedown	5,773.33 (0.06%)	7,817.89 (0.08%)	6,532.97 (0.07%)	16,638.07 (0.17%)
Total Collat Loss (Collat Maturity)	74,690,878.13 (11.66%)	75,959,306.31 (11.85%)	59,722,019.00 (9.32%)	60,280,333.03 (9.41%)
Total Collat Liquidation (Collat Maturity)	164,164,630.89 (25.62%)	136,589,980.95 (21.31%)	131,256,273.34 (20.48%)	108,389,504.37 (16.91%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M8 BE Analysis

Declaration

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.256 CDR	6.653 CDR	6.237 CDR	5.035 CDR
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
LIBOR	FWD	FWD	FWD + 150	FWD + 150
Delinq	16%	16%	16%	16%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
WAL	11.71	12.13	7.38	7.83
Principal Writedown	1,782.67 (0.02%)	509.89 (0.01%)	5,625.71 (0.06%)	82,028.62 (0.85%)
Total Collat Loss (Collat Maturity)	64,919,047.04 (10.13%)	65,987,558.11 (10.30%)	51,038,761.10 (7.96%)	51,607,664.14 (8.05%)
Total Collat Liquidation (Collat Maturity)	142,680,732.14 (22.27%)	118,653,747.91 (18.52%)	112,167,054.13 (17.50%)	92,791,296.35 (14.48%)

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Equifirst 2004-2 - Class M9 BE Analysis — Terwin

Balance	$9,612,000.00	Delay	0
		Dated	6/30/2004
Settle	6/30/2004	First Payment	7/25/2004

Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	5.395 CDR	5.748 CDR	6.238 CDR
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
LIBOR	FWD	FWD	FWD
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)
WAL	20.70	12.37	8.32
Principal Writedown	1,338.84 (0.01%)	4,636.68 (0.05%)	4,762.01 (0.05%)
Total Collat Loss (Collat Maturity)	98,599,086.07 (15.39%)	63,339,568.74 (9.88%)	49,404,554.11 (7.71%)
Total Collat Liquidation (Collat Maturity)	163,296,743.48 (25.48%)	104,974,664.67 (16.38%)	81,878,736.88 (12.78%)